PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

Capital Autorizado:	Bs.F. 45.882.000,oo
Capital Suscrito:	Bs.F. 22.941.000,oo
Capital Pagado:	Bs.F. 22.941.000,oo

OFERTA PÚBLICA DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
EMISION 2.008 – I POR Bs.F. 60.000.000,oo.

La presente emisión de Obligaciones Quirografarias al Portador fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada en fecha 18 de Abril de 2008 y con lo decidido por la Junta Directiva en su sesión celebrada el 27 de Junio de 2008.

EMISIÓN	2008-I
MONTO EMISIÓN	Bsf. 60.000.000.00, distribuidos en seis (6) series de Diez Millones de Bolívares Fuertes (Bs.F. 10.000.000,oo) cada una, con iguales características e iguales derechos, tal y como se detalla en el punto 2.2 de este prospecto.
VENCIMIENTO	Dos (2) años contados a partir de la fecha de emisión de cada una de las series (ver punto 2.2 "Monto y Plazo")
DENOMINACIÓN	Cada serie se encontrará representada por un Macrotítulo emitido por el monto total de la serie (ver punto 2.4" Custodia de los Títulos")
INTERESES	Fijados y pagaderos según lo establecido en el punto 2.5 del presente prospecto.
PAGO DE LAS OBLIGACIONES	Las obligaciones a que se refieren todas las series de la emisión 2008-I serán redimidas a su vencimiento. Sin embargo, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. se reserva el derecho de redimir en forma parcial o total las obligaciones que se encuentran en circulación de conformidad con lo establecido en el punto 2.8.1 de este prospecto.
AGENTE DE PAGO Y CUSTODIO	C.V.V. Caja Venezolana de Valores, S.A.
AGENTE LIDER DE COLOCACIÓN	VALORES VENCRED, CASA DE BOLSA S.A.
REPRESENTANTE COMÚN DE LOS OBLIGACIONISTAS	VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL
SISTEMA DE COLOCACIÓN	A mayores esfuerzos
CALIFICACIONES DE RIESGO	Fitch Venezuela S.A., Sociedad Calificadora de Riesgo Categoría "A" Subcategoría "A2" Clave Sociedad Calificadora de Riesgo, C.A. Categoría "A" Subcategoría "A2"

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LA LEY DE MERCADO DE CAPITALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA LA OFERTA PUBLICA DE LOS TITULOS DESCRITOS EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Obligaciones Quirografarias al Portador fue aprobada por la Comisión Nacional de Valores y quedo inscrita en el Registro Nacional de Valores, según Resolución Nº 186-2008, de fecha 12 de Septiembre de 2008. Fecha máxima para iniciar la oferta pública: 11 de Diciembre de 2008.

INFORMACION PERIODICA DISPONIBLE

La Compañía ha cumplido con los requisitos de aprobación requeridos por la Comisión Nacional de Valores. Este Prospecto contiene toda la información obligatoria que debe ser incluida en el mismo, la información no requerida en el Prospecto está a disposición del público en el Registro Nacional de Valores (R.N.V.). Los documentos de inscripción (incluyendo documentación completa) pueden ser inspeccionados por el público en el Registro Nacional de Valores (R.N.V.) de la Comisión Nacional de Valores (C.N.V.) en sus oficinas ubicadas en la Avenida Francisco Solano, entre calle San Gerónimo y avenida Los Jabillos, Edificio CNV, Parroquia El Recreo, Sabana Grande, Caracas, Venezuela.

La compañía podrá solicitar la inscripción de la emisión de Obligaciones Quirografarias al Portador en la pizarra de la Bolsa de Valores de Caracas, C.A. de acuerdo al Reglamento Interno de la Bolsa de Valores de Caracas, C.A., una vez concluido el proceso de Colocación Primaria. Copia de los requisitos exigidos por la Bolsa de Valores de Caracas, C.A., reportes y otras informaciones también están a la disposición del público para su inspección y copiado en sus oficinas de la Torre Atrium, Urbanización El Rosal, Caracas, Venezuela y, en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., ubicadas en la Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque - Caracas.

La Compañía, en el mismo instante de la autorización otorgada por la Comisión Nacional de Valores para efectuar la Emisión, queda sujeta a los requerimientos de la Ley de Mercado de Capitales y de las Bolsas de Valores Venezolanas. Como resultado de completar la oferta, la compañía estará sujeta a los requerimientos que sobre información exigen: la Ley de Mercado de Capitales, la Comisión Nacional de Valores y las Bolsas de Valores. La compañía cumplirá sus obligaciones con respecto a tales requerimientos mediante la entrega de reportes periódicos a la Comisión Nacional de Valores y a la Bolsa de Valores de Caracas, C.A.

La información que deberá suministrar a la Comisión Nacional de Valores (C.N.V.), es la que esta señalada en las " NORMAS RELATIVAS A LA INFORMACIÓN PERIODICA U OCASIONAL QUE DEBEN SUMINISTRAR LAS PERSONAS SOMETIDAS AL CONTROL DE LA COMISIÓN NACIONAL DE VALORES" y en la "NORMAS RELATIVAS A LA EMISIÓN, OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TÍTULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES".

1. PRECIO AL PÚBLICO, COMISIÓN DE LOS AGENTES DE COLOCACIÓN Y OTRAS INFORMACIONES BÁSICAS

	Precio al Público (1)	Comisiones de Coordinación y Colocación (2)	Otros Gastos Absorbidos por El Emisor (3)	Neto a ser Recibido por el Emisor
Por obligación	100%	0,90%	0,2153%	98,885%
Total en Bs.	60.000.000	540.000	129.200	59.330.300

(1): La colocación primaria de la presente emisión de obligaciones quirografarias al portador será realizada a través de personas naturales y jurídicas autorizadas para realizar operaciones de corretaje de títulos valores.

El precio de colocación al público de las obligaciones estará integrado por el 100% del valor nominal, más los intereses acumulados desde la fecha de inicio de la colocación primaria hasta el día inmediato anterior a la venta, ambos inclusive. Se considerará como fecha de emisión la fecha de inicio de la oferta pública de cada una de las series, la cual será publicada en un diario de alta circulación nacional.

(2): Se refiere a los gastos por concepto de coordinación y colocación primaria que El Emisor pagará a los Agentes de Colocación bajo el sistema de colocación "A Mayores Esfuerzos". Ver detalle sobre los Agentes de Colocación y la modalidad adoptada en la sección 2.3 de este Prospecto.

(3): Se refiere a los gastos de publicidad, publicación del Prospecto e impresión de los títulos y a los costos incurridos en el proceso de calificación de riesgo y de inscripción en la Comisión Nacional de Valores. Se estima la distribución de los gastos de la siguiente forma:

	Monto Bs.
Impresión del Prospecto y Títulos	17.000,00
Gastos de publicidad	30.000,00
Calificación de Riesgo	27.000,00
Inscripción CNV	55.200,00
	129.200,00

1.1 Remuneración Agente de Colocación y Distribución

El Emisor no garantiza a los Agentes de Colocación o Distribución otra remuneración o compensación por gastos, que los valores y porcentajes señalados en el numeral (2) del cuadro indicado al principio de este punto, siendo la forma de colocación el sistema de distribución en "BASE A MAYORES ESFUERZOS".

1.2 Dictámenes de Calificación de Riesgo

Los dictámenes de calificación de riesgo otorgados a la presente emisión de Obligaciones Quirografarias al Portador de acuerdo a la normativa establecida por la Comisión Nacional de Valores se mencionan a continuación:

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."

Esta calificación se fundamenta en:

Durante el AF07 los ingresos de Manpa experimentaron un importante crecimiento (+24,7%) respecto del AF06, tendencia que se mantiene durante el primer semestre del AF08 cuando las ventas crecieron 56,2% respecto a igual periodo del ejercicio anterior. El mayor nivel de ingresos ha implicado una importante recuperación de la rentabilidad operativa y neta, los cuales alcanzaron durante el primer semestre del AF08 los niveles máximos de la serie analizada (24,4% y 19,4% respectivamente). Los márgenes de rentabilidad se han visto igualmente favorecidos por el cambio de estructura operativa iniciado por Manpa a partir del segundo trimestre del AF08, lo cual ha generado importantes ahorros.

Los mayores niveles de rentabilidad operativa han favorecido el incremento de los niveles de liquidez. Al cierre del AF07 la liquidez medida a través de la relación activo circulante/pasivo circulante se ubico en 1,13x. Al cierre del primer semestre del AF08 esta relación se incremento a 1,32x. Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria.

La cobertura de intereses es bastante holgada (12,9x en el primer semestre del 2008). Al cierre del AF07 y primer semestre del AF08, la deuda financiera ha incrementado a Bs.F. 49,2 millones y Bs.F. 55,5 millones, respectivamente, respecto del cierre del AF06 (Bs.F. 25,7

millones). No obstante, dicha deuda representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.

Los fondos provenientes de las Obligaciones Quirografarias hasta por un monto de Bs.F. 60.000.000,00, se destinará a la cancelación de pasivos bancarios a corto plazo y financiar requerimientos de capital de trabajo.

La baja volatilidad de los resultados obtenidos por Manpa durante la serie analizada, aún en años de contracción de la demanda interna como lo fueron 2002 y 2003, favorecen la percepción de bajo riesgo del Emisor a largo plazo.

No se encontraron en el entorno factores adicionales que constituyan una amenaza real a la solvencia del emisor tales como protección arancelaria de materias primas importadas; contingencias derivadas de juicios pendientes; avales y garantías otorgadas a terceros; concentración de ventas.

- FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO S.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **A**, sub- categoría **A2**."

Esta calificación se fundamenta en:

Las calificaciones asignadas a Manpa reflejan su sólida posición competitiva en el mercado papelero local, la adecuada generación de flujo de caja operativo, así como, sus conservadores indicadores de apalancamiento, cobertura y liquidez. Por su parte, las calificaciones también incorporan el reducido margen EBITDA de la empresa.

Manpa ha mantenido una sólida posición de mercado a nivel nacional, siendo que en higiénicos (el segmento mas importante dentro de sus ventas), ésta constituye la segunda empresa dentro de dicho mercado con una participación de 35%.

La empresa mantiene un margen EBITDA relativamente bajo, comparado con el promedio de otras empresas papeleras integradas de la región, debido al impacto del aumento de los precios de la materia prima y de la mano de obra, así como, por la menor contribución de los segmentos imprimir y escribir, empaques y embalajes, resmas – resmillas y escolares. Sin embargo, dada su adecuada generación de flujo de caja, Manpa registra conservadores indicadores de apalancamiento y cobertura, así como, una elevada relación de EBITDA a servicio de deuda, no obstante la mayor distribución de dividendos realizada en los últimos años.

A partir de abril del año 2008, la gerencia de la empresa centralizo la distribución de todos sus productos a través de las mismas empresas que la realizaban para los productos de higiénicos, a fin de mejorar sus márgenes, ya que éstas asumen los costos de transporte y eliminándose los descuentos y promociones. Aún cuando este cambio implicara in riesgo de concentración de ventas, éste sería mitigado por la larga data de las relaciones comerciales Manpa con sus distribuidores.

En función de los cambios realizados a nivel de distribución de sus productos y los menores niveles de crecimiento de la actividad económica interna previstos a mediano plazo, se registraría una relativa estabilidad de los volúmenes de venta en un contexto de aumento de los márgenes de la empresa y en la generación de caja de la compañía. Esto sería compensado por el incremento de la deuda financiera, dadas las nuevas emisiones de deuda en el mercado local a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalancamiento y cobertura se ubicaron en niveles cónsonos con la calificación asignada y similares a los registrados al cierre del año 2007.

2. CARACTERISTICAS GENERALES SOBRE LAS OBLIGACIONES QUIROGRAFARIAS AL PORTADOR Y DERECHOS DE LOS OBLIGACIONISTAS

2.1 Características Generales y Derechos de los Obligacionistas

Las obligaciones al portador emitidas conforme al presente prospecto son quirografarias y por definición, no están garantizadas por ningún activo específico de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. En consecuencia, en el evento de liquidación de la sociedad o en el caso de cesación de pagos, el monto del principal y de los intereses, a sus respectivos vencimientos, así como las demás obligaciones quirografarias de la compañía, tendrán el respaldo de todos los activos que la sociedad posea en ese momento, a excepción de aquellos sobre los cuales existan acreedores con preferencias legítimas.

De acuerdo a lo previsto en el Artículo 46, Ordinal 1ro. de la Ley de Mercado de Capitales, cualquier modificación a las características de la presente emisión de obligaciones acordada por la compañía, deberá de ser acordada por la respectiva Asamblea de Obligacionistas y aprobada por la Comisión Nacional de Valores.

2.2 Monto y Plazo

El monto máximo de la emisión 2008-I es de Sesenta Millones de Bolívares Fuertes (Bs.F. 60.000.000,oo); El Emisor emitirá en oportunidades distintas seis (6) series por un monto de Diez Millones de Bolívares Fuertes (Bs.F. 10.000.000,oo) cada una, hasta completar el monto máximo de circulación. El plazo máximo entre el inicio de la primera serie y el inicio de la última serie no debe de ser mayor de noventa (90) días continuos.

Cada una de las series tiene iguales características y otorgan a sus tenedores los mismos derechos y tienen un vencimiento de dos (2) años contados a partir de la fecha de inicio de la oferta pública de las mismas, la cual será publicada en un diario de alta circulación nacional.

2.3 Colocación Primaria de la Emisión

La colocación de la Emisión 2008-I de Obligaciones Quirografarias al Portador será realizada por Valores Vencred Casa de Bolsa, S. A., como Agente Líder de Colocación quien a su vez podrá celebrar contratos con otros Agentes de Distribución, si así lo considerará conveniente y necesario.

La venta de la series que conformen la Emisión 2008-I podrá ser bajo cualquier modalidad de contrato establecida en el artículo 5 de las Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones.

El Agente Líder de Colocación podrán utilizar a su propio costo los servicios de Corredores Públicos de Títulos Valores como Agentes de Distribución.

La colocación de las obligaciones será efectuada al cien por cien (100%) de su valor nominal más los intereses acumulados, contados a partir de la fecha de inicio de la colocación primaria de cada una de las series, representada por la fecha indicada en el aviso correspondiente en un diario de alta circulación a nivel nacional, hasta el día inmediato anterior a la venta, ambos inclusive. En caso de no ser colocada la totalidad del monto de la emisión, éste se ajustará al monto efectivamente colocado y se notificará a la Comisión Nacional de Valores.

Por concepto de colocación bajo la modalidad "A Mayores Esfuerzos" Manufacturas de Papel, C.A. (MANPA) S.A.C.A., pagará individualmente a Valores Vencred Casa de Bolsa, S.A., una comisión

del 0,90% calculada sobre el valor nominal del monto efectivamente colocado.

En el evento que antes de la salida de alguna serie las partes acordaren un sistema de colocación diferente, la comisión que se deberá pagar será aquella que las partes convengan previamente a esos efectos.

Los Agentes de Colocación y de Distribución que coloquen las obligaciones quirografarias, entregarán a sus clientes un recibo por el valor nominal de los títulos colocados, más los intereses acumulados que correspondan según el día de la venta. Igualmente entregarán diariamente a El Emisor, el valor de las ventas efectuadas, conjuntamente con un formulario, en el cual se detalle cada operación. A su vez, el Agente Custodio, entregará, a solicitud del inversionistas y contra la presentación del recibo provisional, un Certificado de Custodia.

El Emisor, el Agente Líder de Colocación y los Agentes de Distribución, se obligan a cumplir con las disposiciones contenidas en las "NORMAS SOBRE LA PREVENCIÓN, CONTROL Y FISCALIZACIÓN DE LAS OPERACIONES DE LEGITIMACIÓN DE CAPITALES APLICABLES AL MERCADO DE CAPITALES VENEZOLANO", dictadas por la Comisión Nacional de Valores y Publicadas en la Gaceta Oficial de la República Bolivariana de Venezuela N° 38.354 de fecha 10 de enero de 2006.

A los fines de dar cumplimiento al articulo 19 de las "NORMAS RELATIVAS A LA OFERTA PÚBLICA Y COLOCACIÓN PRIMARIA DE TITULOS VALORES Y A LA PUBLICIDAD DE LAS EMISIONES" se le dará preferencia a pequeños y medianos inversionistas, para la adquisición individualmente de dichos títulos, hasta un máximo de Diez Mil Bolívares Fuertes (Bs.F. 10.000,oo) durante los cinco (5) días siguientes al inicio de la colocación de cada serie.

2.3.1. Plazo de la Colocación

El plazo de la colocación primaria de cada una de las series que comprenden la presente emisión de Obligaciones Quirografarias al Portador es de noventa (90) días continuos contados a partir de la fecha de inicio de la oferta publica de cada serie, representada ésta por la fecha indicada en la publicación del aviso correspondiente en un diario de alta circulación a nivel nacional. El inicio de la colocación de la primera serie debe realizarse antes de que transcurran tres (3) meses contados a partir de la fecha de la resolución de la Comisión Nacional de Valores que autorice la oferta pública de las obligaciones en referencia.

En caso de que al vencimiento del referido plazo no hubiese sido colocada la totalidad de los títulos, la emisión se reducirá a los títulos efectivamente colocados durante el plazo antes señalado, salvo que la Comisión Nacional de Valores autorizare una prórroga.

2.4 Custodia de los Títulos

Cada una de las series que se emita con base a la presente autorización estará representada por un Macrotítulo, cuyo valor nominal será igual al monto de la serie. La custodia de los títulos estará a cargo de C.V.V Caja Venezolana de Valores S.A., quien ha sido designada como Agente Custodio y se hará de conformidad con lo establecido en la Ley de Caja de Valores y sus reglamentos.

La C.V.V Caja Venezolana de Valores S.A. es quien realizará las respectivas anotaciones en cuenta, representativa de los derechos de los inversionistas. La C.V.V Caja Venezolana de Valores S.A., está ubicada en la Torre Atrium, nivel C1, Avenida Venezuela, Urbanización El Rosal, en Caracas.

El Emisor, previo al inicio de colocación primaria de cada serie, entregará en depósito a la C.V.V Caja Venezolana de Valores S.A., un Macrotítulo Preliminar emitido por el monto total de cada una de las series.

Una vez culminado el proceso de colocación primaria de cada serie, El Emisor deberá sustituir el Macrotítulo Preliminar por un Macrotítulo Definitivo de valor nominal menor o igual al Macrotítulo Preliminar, según corresponda. El monto del Macrotítulo Definitivo ascenderá al monto total efectivamente colocado de la serie.
El Emisor autoriza a la CVV Caja Venezolana de Valores S.A., a emitir, a solicitud de los adquirientes, certificados de custodia que evidencien el porcentaje del Título Definitivo perteneciente al inversionista. A todos los efectos legales, los Certificados de Custodia son parte integrante de la presente emisión.

El Emisor no asumirá aquellos gastos y costos que se ocasionen en virtud de las operaciones de transferencias de las obligaciones quirografarias por causa de operaciones de mercado secundario o por cambio de depositante en la C.V.V.

2.5 Intereses

Los intereses que devengarán las series (los "Intereses") serán pagaderos por trimestre vencido, de acuerdo a una de las tres (3)

alternativas siguientes la cual será seleccionada por el Emisor dos (2) días hábiles previos a la fecha de inicio de la colocación de cada serie:

Alternativa Nº 1 – Porcentaje de Tasa Activa de Mercado: Los Intereses serán variables, fijados trimestralmente, pagaderos por trimestres vencidos y se determinarán mediante la aplicación de un tasa de interés ("Tasa de Interés") que se calculará como un porcentaje ("Porcentaje") de la tasa de interés anual promedio ponderada en el mercado nacional de las operaciones activas pactadas por los seis principales bancos comerciales y universales con mayor volumen de depósitos suministrada por el Banco Central de Venezuela en su Boletín de Indicadores Semestrales ("Tasa Activa de Mercado"). Dicho porcentaje será establecido por El Emisor antes de la fecha de inicio de la colocación de cada serie y se mantendrá invariable por todo el período de vigencia de la serie que se trate.

Para la determinación de la Tasa de Interés inicial, es decir, aquella que será efectiva durante el primer período de intereses de la serie correspondiente de la emisión 2008-I, la Tasa Activa de Mercado sobre la cual se aplicará el Porcentaje será la que se encuentre vigente el día hábil bancario inmediatamente anterior a la fecha de inicio de la colocación de la serie que se trate.

Para las subsiguientes revisiones trimestrales de la Tasa de Interés aplicable a cada serie, la Tasa Activa de Mercado a ser utilizada para la revisión será la que se encuentre vigente el quinto (5to) día hábil bancario inmediatamente anterior a la entrada en vigencia de la revisión que se trate.

Para todos los efectos de la emisión 2008-I la Tasa Activa de Mercado será tomada por El Emisor y el Representante Común de los Obligacionistas del Boletín de Indicadores Semanales que emite el BCV y, en su defecto, indistintamente de: 1) Reuters, página "BCV 25", 2) la página www.bcv.org.ve, subtítulo "Información Estadística", subtitulo "Tasas de Interés", subtitulo "Instituciones Financieras (Semanal)". En caso de discrepancia entre la Tasa Activa de Mercado publicada en el Boletín de Indicadores Semanales, Reuters y la página www.bcv.org.ve, prevalecerá la tasa establecida en el Boletín de Indicadores Semanales que emite el BCV. Sin embargo, si el Representante Común de los Obligacionistas y/o El Emisor consideran que la Tasa Activa de Mercado de dicho Boletín es incorrecta, el Representante Común de los Obligacionistas y/o El Emisor deberá(n) consultar con el Banco Central de Venezuela cual es la cifra correcta aplicable como Tasa Activa de Mercado y tomar como cierta la información que el Banco Central de Venezuela a tales efectos oficialmente le indique.
En el caso de que a través del mecanismo descrito anteriormente no sea posible la fijación de la Tasa de Interés, El Emisor y el Representante Común de los Obligacionistas acordarán una nueva alternativa, previa aprobación de la Comisión Nacional de Valores.

Alternativa Nº 2 – Tasa Fija: Los intereses serán fijos, pagados por trimestre vencidos y calculados a una tasa de interés que será determinada por el Emisor dos (2) días hábiles previos al inicio de la colocación de la serie con base en las condiciones de mercado. Esta tasa de interés permanecerá invariable por el período de vigencia de la serie respectiva.

Alternativa Nº 3 – Tasa Mixta (Fija y Variable): Los intereses serán fijos por un período que establecerá el Emisor ("Periodo de Interés Fijo") durante el cual se calcularán conforme a la tasa determinada por el Emisor dos (2) días hábiles previo al inicio de la colocación de la serie. Esta tasa permanecerá invariable hasta la finalización del Periodo de Interés Fijo, a partir de cuyo momento se aplicará una Tasa de Interés Variable, con las mismas características de tasa planteada en la Alternativa 1 . La fórmula de determinación y la Tasa de Interés serán publicadas en al menos un diario de alta circulación nacional dos (2) días antes del inicio de la serie.

Queda expresamente establecido que para todos los efectos del pago de intereses de las obligaciones, e independientemente de la alternativa utilizada para el cálculo de la Tasa de Interés aplicable, los cálculos a que haya lugar se harán con base en períodos anuales de trescientos sesenta (360) días y en períodos mensuales de treinta (30) días.

Los intereses se pagarán al vencimiento de cada período de intereses, excepto en feriados, en cuyo caso se pagarán el día hábil bancario siguiente. En caso que, en la fecha de pago de los intereses, no fuese posible realizar el pago al obligacionista por circunstancias ajenas al agente de pago, agente de custodia o al Emisor, la cantidad correspondiente quedará a la disposición del obligacionista, quien podrá exigirla en la dirección del agente de pago, sin que la misma genere ningún tipo de interés o rendimiento adicional a favor del obligacionista al día hábil bancario del vencimiento del periodo correspondiente.

En la fecha de inicio de la colocación de cada serie, El Emisor se compromete a publicar tanto el porcentaje fijado para cada serie como la Tasa de Interés Inicial de la misma, en al menos un diario de alta circulación nacional. Asimismo, El Representante Común de los Obligacionistas asume la responsabilidad de calcular las Tasas de Interés aplicables a cada período de intereses subsiguiente y se compromete a publicarlas, en al menos un diario de alta circulación nacional dentro de los cuatro (4) días continuos anteriores a la fecha de inicio de cada período de intereses.

2.6 Representante Común de los Obligacionistas

El Emisor ha designado al Venezolano de Crédito S.A. Banco Universal como Representante Común Provisional de los Obligacionistas. Esta

designación fue aprobada por la Comisión Nacional de Valores, según Resolución No. 186-2008, de fecha 12 de Septiembre del 2008, y estará vigente hasta que culmine el plazo de colocación de la emisión y se celebre la primera Asamblea de Obligacionistas para designar al Representante Común Definitivo.

"El Representante de los Obligacionistas debe vigilar el fiel cumplimiento por parte de la Entidad Emisora de todos los deberes por ella contraídos para con los Obligacionistas que representa. En caso de que un Obligacionista considere que el Representante no está cumpliendo con las responsabilidades inherentes a su función, tiene el derecho de exigirle dicho cumplimiento, el de hacer efectiva la responsabilidad de dicho Representante por los daños causados a los Obligacionistas y el promover la convocatoria de una Asamblea para decidir sobre su remoción, de acuerdo con lo dispuesto en el Título II, Capítulo II, Sección Tercera de la Ley de Mercado de Capitales".

El Venezolano de Crédito S.A. Banco Universal en su carácter de Representante Común Provisional de los Obligacionistas, dentro de los treinta (30) días siguientes de haber concluido la colocación primaria de todas las series que conforman la emisión, convocará a una Asamblea de Obligacionistas con el objeto principal de designar al Representante Común Definitivo de los mismos, para lo cual deberá seguir el procedimiento establecido en el Capítulo II de las "Normas sobre la Organización y Protección de los Obligacionistas", dictadas por la Comisión Nacional de Valores.

"TODO OBLIGACIONISTA PUEDE SOLICITAR UNA COPIA DEL ACUERDO QUE RIJA LAS RELACIONES ENTRE LA ENTIDAD EMISORA Y EL REPRESENTANTE PROVISIONAL DE LOS OBLIGACIONISTAS, LA CUAL SERA ENVIADA INMEDIATAMENTE POR LA ENTIDAD EMISORA".

2.7 Servicio de la Deuda

El Emisor ha designado a la C.V.V. Caja Venezolana de Valores S.A. como Agente de Pago. En consecuencia, tanto los intereses como el capital, serán pagados a sus respectivos vencimientos de acuerdo al procedimiento para el pago de los títulos establecido en la Ley de Caja de Valores y sus reglamentos.

En caso que, una vez llegadas las fechas de pago correspondientes, no fuese posible la ejecución de la instrucción de pago solicitada por el inversionista por circunstancias ajenas al Agente de Pago, Agente de Custodia y/o a El Emisor, los respectivos montos que hayan sido previamente calculados, estarán a la disposición de los obligacionistas en la dirección del Agente de Pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

2.8 Rescate de la Emisión

2.8.1 Redenciones Ordinarias

Las obligaciones serán redimidas en su totalidad al vencimiento de dos (02) años contados a partir de la oferta publica de cada una de las series que conformen la emisión.

Si llegada la fecha para el pago de las obligaciones, no fuese posible la ejecución de la instrucción de pago solicitada por el inversionista por circunstancias ajenas al Agente de Pago, Agente de Custodia y/o a El Emisor, los respectivos montos que hayan sido previamente calculados, estarán a la disposición de los obligacionistas en la dirección del Agente de Pago. Dichos montos no generarán ningún tipo de interés o rendimiento a favor de los tenedores de las obligaciones.

Si la fecha de vencimiento llegase a coincidir con un día no hábil bancario, se tomará el día hábil bancario siguiente.

2.8.2 Redenciones Extraordinarias

Manufacturas de Papel, C.A. (MANPA) S.A.C.A., se reserva el derecho de redimir parcial o totalmente, las obligaciones que para un determinado momento se encuentren en circulación, a partir del final del primer año de la fecha de colocación de la primera serie y la en oportunidad de una fecha de pago de intereses.

El Emisor deberá determinar el monto total de la redención y anunciar en dos (2) diarios de alta circulación nacional, en dos (2) ocasiones diferentes, el monto del rescate extraordinario. Los rescates extraordinarios deberán ser por un monto no menor al diez por ciento (10%) del total de la(s) serie(s) a ser redimida(s) y se aplicarán en la misma proporción a todos los tenedores de la(s) serie(s) a ser rescata(s). De este modo, cada tenedor recibirá un pago anticipado por un monto equivalente al porcentaje o proporción redimida anticipadamente.

Los dos (2) anuncios deben efectuarse con por lo menos quince (15) y siete (7) días de anticipación a la fecha del rescate extraordinario, indicando la serie, el monto a rescatar, el porcentaje que representa de la serie y la fecha en que habrán de cancelarse las obligaciones rescatadas.

En el caso que se efectué un rescate extraordinario, El Emisor pagará a los tenedores de los títulos que sean rescatados anticipadamente, la porción redimida del valor nominal de los mismos y los correspondientes intereses vencidos para la fecha del rescate extraordinario, sin otorgar prima alguna por redención anticipada.

Si ofrecido el pago de esta forma no fuese posible la ejecución de la instrucción de pago solicitada por el inversionista por circunstancias ajenas al Agente de Pago, Agente de Custodia y/o El Emisor, cesará desde entonces la obligación del pago de intereses sobre la fracción del título redimida anticipadamente. El Emisor podrá librarse de la responsabilidad contraída, manteniendo a disposición del portador de dichas obligaciones el valor redimido de las mismas y los intereses devengados hasta la fecha, en las oficinas del Agente de Pago.

Si la fecha de redención llegase a coincidir con un día no hábil bancario, se tomará el día hábil bancario siguiente.

2.9 Mercado Secundario

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada una de las series, El Emisor podrá solicitar la inscripción de los Títulos que integran la misma en la Bolsa de Valores de Caracas, C.A, lo cual se notificará en la oportunidad de la emisión de cada serie.

Sin prejuicio de lo establecido, El Emisor podrá efectuar la inscripción de los títulos en la Bolsa de Valores de Caracas cumpliendo los requisitos y procedimientos que establece para ello, a fin de realizar la colocación de las series que se emitan en base a la presente.autorización a través de la Bolsa de Valores de Caracas.

2.10 Uso de los Fondos

Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, serán usados 100% para la cancelación de los pasivos bancarios a corto plazo y financiar requerimientos de capital de trabajo para la realización de actividades relativas al objeto social de la empresa

3. INFORMACION SOBRE LA ENTIDAD EMISORA

3.1 Nombre, Domicilio y Duración

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula N° 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyere necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el N° 24 Tomo 55 – A Pro.

3.2 Dirección y Teléfono de la Oficina Principal

Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas.

Teléfonos:	(0212) 901 23 35
Fax:	(0212) 901 23 17

La dirección de la página web de la compañía en Internet es: www.manpa.com.ve

3.3 Datos del Registro

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 07 de Diciembre de 2007, bajo el N° 23, Tomo 190 – A Pro.

3.4 Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

3.5 Fundación y Evolución Histórica

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo,

mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

En fecha 09 de abril de 1992, Manpa solicitó ante la Comisión Nacional de Valores la inscripción del Acuerdo de Acta de la Asamblea Extraordinaria de Accionistas de fecha 02 de abril de 1992 en la cual se aprobó que la empresa adoptara la forma de Sociedad Anónima de Capital Autorizado (SACA) modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. La Comisión Nacional de Valores en su Resolución Número 209-92 del 06 de mayo de 1992, resolvió la inscripción en el Registro Nacional de Valores del Acuerdo del Acta de la Asamblea Extraordinaria de Accionistas antes señalada.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción.

Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compartía el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compró la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocan 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de El Emisor con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa cuenta con un centro de distribución para toda Centroamérica.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia. Manpa canceló en bolívares a sus accionistas las fracciones de acción resultante del dividendo decretado.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aportó la mayoría de sus inversiones al Costo y ciertas Cuentas por Cobrar.

En el año 2001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

3.6 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2.008.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva
Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal
Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director Principal de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal
Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

GUSTAVO GOMEZ RUIZ – Director Principal
Arquitecto, Arquitecto Director de GS Arquitectura SRL., Director Gerente de GRS Construcciones C.A., Director de Inversiones Transbanca, Director de Jardines El Cercado, C.A., Director del Banco Hipotecario Activo, Ex-Arquitecto de la División de Arquitectura de Técnica Constructora, Ex-Director del Banco Hipotecario del Centro, Ex–Director de la Sociedad Financiera Mercantil, Ex–Director Principal del Banco Caracas, Ex–Director de Banco Bolívar y Ex–Director de Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO - Director Principal
Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal
Abogado, Ex-Director de Corporación Industrial de Energía, C.A., S.A.C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

ALICIA MARIELA PAPARONI M. - Director Principal
Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva
Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal
Ingeniero Industrial y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva
Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal
Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente
Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente
Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente
Ingeniero Civil-Universidad Metropolitana, Master Operations Research-Cornell University, Master Enginering Management-Cornell University, PHD Decisión Análisis-Stanford University, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

GUILLERMO SALAS DELFINO - Director Suplente
Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente
Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar, Miembro Activo de la Cámara Inmobiliaria de Venezuela, Miembro Activo del Consejo Venezolano de la Carne "CONVECAR".

CARLOS SOTO RIVERA - Director Suplente
Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente
Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven

Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente
Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente
Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Arquitecto-Director de F. Micale, Oficina de Arquitectura (Proyectos, Consultoría y Gerencia de Proyectos), Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente
Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente
Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.
Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.
Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EGBERT DITTMER- Vicepresidente Corporativo de Operaciones.
Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

ENRIQUE LARRAZABAL-Vicepresidente de Tecnología y Logística
Ingeniero Mecánico, MSA en Administración de Empresas, Representante por la Cámara de Industriales de Estado Aragua ante el CEDEA, Presidente del Comité Organizador de las VI Jornadas de Ingeniería y Mantenimiento de la Industria Papelera Venezolana por la Asociación Venezolana por la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP), Gerente de Proyecto para la instalación de la máquina No 8 en la División de Higiénicos.

RICARDO VOLPE – Vicepresidente Legal
Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

BEATRIZ MACERO DE MANZUR- Oficial de Cumplimiento
Economista egresada de la Universidad Católica Andrés Bello. Maestría en Finanzas de la Universidad Metropolitana (TMT). Experiencia en las áreas de Tesorería y Finanzas Corporativas en empresas industriales.

3.7 Comisarios:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915	C.I No: 5.223.632
CLAUDIA VALENCIA	C. Adm. Nº 35.909	C.I No: 6.246.347

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437	C.I No: 6.810.353
ISABEL QUINTERO	C. P. C. Nº 15.197	C.I No: 6.821.306

3.8 Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

3.9 Capital Social

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Millones Seiscientos Cuarenta y Seis Mil Seiscientos Noventa y Ocho Bolívares Fuertes (Bs.F. 7.646.698) a la cantidad de Once Millones Cuatrocientos Setenta Mil Cuarenta y Siete Bolívares Fuertes (Bs.F. 11.470.047) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Cero punto Cero Un Bolívares Fuertes (Bs.F. 0,01) cada una, por un monto total de Tres Millones Ochocientos Veinte y Tres Mil Trescientos Cuarenta y Nueve Bolívares Fuertes (Bs.F. 3.823.349), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Bolívares Fuertes (Bs.F. 22.940.094), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; autorizado por la Comisión Nacional de Valores mediante Resolución Nº 106-96 de fecha 8 de Mayo de 1996.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Millones Cuatrocientos Setenta Mil Cuarenta y Siete Bolívares Fuertes (Bs.F. 11.470.047), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Cero punto Cero Un Bolívares Fuertes (Bs.F. 0,01) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Bolívares Fuertes (Bs.F. 22.940.094) representado en Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Cero punto Cero Un Bolívares Fuertes (Bs.F. 0,01) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; autorizado por la Comisión Nacional de Valores mediante Resolución Nº 367-96 de fecha 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de Cuarenta y Cinco Millones Ochocientos Ochenta Mil Ciento Ochenta y Ocho Bolívares Fuertes (Bs. 45.880.188), y autorizado por la Comisión Nacional de Valores de conformidad con la Resolución Nº 134-97 de fecha 14 de Mayo de 1997.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Cuarenta y Cinco Millones Ochocientos Ochenta Mil Ciento Ochenta y Ocho Bolívares Fuertes (Bs. 45.880.188).

El 14 de Noviembre de 2007, en Asamblea General Extraordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Veinte y Dos Millones Novecientos Cuarenta Mil Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs.F. 22.940.094) a la cantidad de Veinte y Dos Millones Novecientos Cuarenta y Un Mil de Bolívares Fuertes (Bs.F. 22.941.000) mediante la emisión de Noventa Mil

Quinientas Setenta y Seis (90.576) nuevas acciones con valor nominal de Cero punto Cero Un Bolívares Fuertes (Bs.F. 0,01) cada una, que la FUNDACIÓN CARLOS DELFINO suscribe y paga, con el objeto de facilitar la conversión del capital de la compañía a Bolívares Fuertes, conforme a la Ley de Reconversión Monetaria y a las Resoluciones emanadas del Banco Central de Venezuela que rigen la materia.

Como consecuencia de este aumento el capital suscrito y pagado de la compañía queda en la cantidad de Veinte y Dos Millones Novecientos Cuarenta y Un Mil de Bolívares Fuertes (Bs.F. 22.941.000) dividido en Dos Mil Doscientos Noventa y Cuatro Millones Cien Mil (2.294.100.000) acciones comunes nominativas con valor nominal de Cero punto Cero Un Bolívares Fuertes (Bs.F. 0,01) cada una, totalmente suscritas y pagadas, ubicando así el capital autorizado en la suma de Cuarenta y Cinco Millones Ochocientos Ochenta y Dos Mil de Bolívares Fuertes (Bs.F. 45.882.000) y autorizado por la Comisión Nacional de Valores de conformidad con la Resolución Nº 174-2007 de fecha 30 de Noviembre de 2007.

3.10 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

Año	Variación Bs.F.	Capital Bs.F.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500	Aporte Inicial	31/03/50	379	1 - B
1959	3,500	7,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000	25,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000	35,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000	45,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000	75,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000	100,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000	140,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000	175,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000	250,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000	375,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000	500,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000	600,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000	1,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000	1,700,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750	2,443,750	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548	3.408.298	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000	3.438.298	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.417	3.475.715	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203	3.481.918	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559	5.230.677	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677	Cambio del Valor Nominal de las acciones de Bs.F. 0,100 a Bs.F. 0,010 por acción	18/10/94	57	117-A-Pro
1995	231.250	5.461.927	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.771	7.646.698	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 0,010 Bs.F. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349	11.470.047	Prima pagada en exceso del valor nominal por Bs.F. 100.971 Utilidades no distribuidas al 31/12/95 por Bs.F. 3.722.378	21/05/96	10	125-A-Pro
1996	11.470.047	22.940.094	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de 0,010 Bs.F. por acción.	27/12/96	15	361-A-Pro
2007	906	22.941.000	Emisión de 90.576 nuevas acciones comunes nominativas, con un valor nominal de 0,010 Bs.F. por acción.	07/12/07	23	190-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3.11 Principales Accionistas.

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Accionistas	No. De Acciones	Participación
Natscumco (*)	123.465.420	53,82%
Claridge, LTD	35.000.000	15,26%
Brown Brothers Harriman & Co.	14.000.000	6,10%
C. V. V. Caja Venezolana de Valores (**)	13.246.720	5,77%
Fundación Carlos Delfino	10.242.798	4,46%
Otros (***)	33.455.062	14,59%
TOTAL	229.410.000	100,00%

(*) Natscumco no es accionista, es el Depositario de los ADR´s de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., el porcentaje que posee representa la totalidad de las acciones convertidas en ADR´s.

(**) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.

(***) Individualmente poseen menos del 4%.

4. ESTRUCTURA OPERATIVA DE LA EMPRESA

4.1 Descripción

Operativamente, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. es una empresa que cuenta con un alto grado de integración vertical en su proceso productivo, el cual, brevemente descrito, se compone de las siguientes fases:

I. Producción de materia prima: pasta destintada (fibra reciclada)
II. Producción de Papel (bobinas)
III. Conversión de Papel (productos terminados)

La orientación de negocio de la compañía está dirigida hacia la mayor participación de los productos terminados dentro de la mezcla de ventas, de manera de ampliar el margen operativo al tratarse de productos de mayor valor agregado.

Su estructura operativa se divide en cuatro (4) áreas principales:

- Producción de papeles de impresión, escritura, envases y embalaje.
- Producción de papeles higiénicos.
- Conversión de papeles de impresión, escritura, envases y embalaje.
- Almacenamiento y Transporte.

A su vez, está organizada en Divisiones independientes, las cuales obedecen a los diferentes tipos de productos fabricados por la compañía y las características de los mercados atendidos, de manera que puedan potenciarse las habilidades y destrezas en cada caso particular y así maximizar la utilidad generada por cada una de las líneas de producto.

Específicamente las Divisiones son:

- División Papel de Imprimir, Escribir y Embalar.
- División Higiénicos.
- División Conversión Sacos
- División Conversión Bolsas
- División Conversión Formas Continuas, Resmas y Resmillas.
- División Conversión Productos Escolares y de Oficina.
- División de Almacenamiento y Transporte.

4.1.1. División Papel de Imprimir, Escribir y Embalar.

Esta División cuenta con una capacidad de producción aproximada de 130.000 Tm. anuales, distribuidas en tres máquinas papeleras de acuerdo a lo señalado a continuación:

	Tipo de Papel
Máquina Papelera N° 1	MG: Embalaje (Bolsas)
Máquina Papelera N° 2	MF: Envases resistentes (Sacos)
Máquina Papelera N° 3	Papeles Blancos (Escritura e Impresión)

Su producción se destina en un 60 % a suplir las necesidades de las unidades de negocio que conforman el área de Conversión y el resto para la venta a terceros clientes.

Como parte de sus instalaciones, se encuentra la Planta de Pasta Destintada, con una capacidad anual de 45.600 Tm., cuya tecnología permite incorporar al proceso de producción altos volúmenes de fibras recicladas, desarrollando papeles de alta calidad con ventajas competitivas en cuanto al costo de su formulación.

4.1.2. División Conversión

Está conformada por las unidades de negocio que se encargan de transformar los papeles fabricados por la División Papel de Imprimir, Escribir y Embalar en productos terminados, tal como se detalla a continuación:

División	Productos
Sacos	Sacos Multipliegos fondo cosido y fondo pegado.
Bolsas	Bolsas para el comercio en general: fondo plano y fondo cuadrado.
Productos Escolares y de Oficina	Cuadernos, libretas, blocks, sobres, empaques plegadizos.
Formas Continuas, Resmas y Resmillas	Resmas, Resmillas. Formas Continuas Stock Formas Continuas Impresas. Formas Continuas Personalizadas.
Almacenadoras y Transporte	Apoyo Logístico a las unidades de conversión para el transporte y distribución de sus productos.

4.1.3 División Higiénicos

La capacidad actualmente instalada de este molino es de 81.400 Tm. Anuales para la producción y conversión de diferentes tipos de papel higiénico.

Principales Productos:

- Higiénicos Baño: Clases A, B y C.
- Servilletas
- Toallas
- Faciales
- Bobinas de Papel (Dirigidas principalmente a la exportación)

Como parte de sus instalaciones, se encuentra la Planta de Pasta Destintada, con una capacidad anual de 21.600 Tm., completamente integrada al proceso de producción de papel.

4.2. Productos

4.2.1. Líneas De Productos

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., dirige su producción a la elaboración de productos derivados del papel para el sector Impresión, Escritura, Envases y Embalaje y para el sector Higiénicos, así como productos resultantes del sector forestal; tal como se detalla a continuación:

CUADRO DE PRODUCTOS POR SECTOR

SECTOR PAPEL	***TIPO DE PAPEL***	***PRODUCTOS CONVERTIDOS***
Imprimir y Escribir	Bond Cartulinas Copias Fotocopias Register Ledger Multigrafo Optico Poster Seguridad	Productos Escolares: Cuadernos, Libretas, Carpetas, etc. Formas Continuas, Resmas / Resmillas, Formas Personalizadas. Productos de Oficina: Rollos de Calculadoras, Blocks, etc.
Envases y Embalajes	MG Natural, Blanco y Color	Bolsas
	MF Natural, Blanco y Color Crepé	Sacos Multipliegos
	Cartoncillo Vasos Cónicos Cores	Empaques Plegadizos
Higiénicos	Papel Clase "A" Papel Clase "B" Papel Clase "C"	Higiénicos, Servilletas y Toallas Higiénicos, Servilletas y Toallas Higiénicos y Toallas

4.2.2. Especificación De Los Productos Vendidos

Papeles de Imprimir, Escribir y Embalar: Estos productos son elaborados por nuestra Unidad Estratégica de Negocios Molino I.E.E., y son utilizados como materia prima por las empresas convertidoras, principalmente las de nuestro mismo grupo, por lo que solo el 30% de la producción es destinado hacia la venta a terceros.

***Productos Escolares y de Oficina*:** Este grupo de productos es elaborado por algunas de nuestras unidades convertidoras, y se encuentra constituido por una gran variedad de productos entre los cuales se encuentran cuadernos, libretas, blocks de oficina, rollos de calculadoras, sobres, fichas, láminas de cartulina, carpetas, entre otros.

Resmas, Resmillas y Formas Continuas: Atiende los mercados de productos de oficinas, con sus productos resmas y resmillas de papel bond y a color, papel de fotocopia, formas continuas stock, formas continuas pre-impresas y formas personalizadas, directamente a los clientes.

Sacos: Estos son elaborados por una de nuestras plantas ubicada en Maracay Edo. Aragua, y son dirigidos principalmente al mercado de la industria cementera, alimentos concentrados y molinos, este producto se elabora en las modalidades de fondo cosido y fondo pegado de acuerdo a las necesidades específicas de cada cliente.

***Bolsas*:** Son bolsas de diferentes tamaños, con o sin impresión, elaboradas en dos variedades, bolsas de fondo plano y bolsas de fondo cuadrado.

Higiénicos: La Unidad Estratégica de negocios denominada Molino Higiénico es la encargada de la elaboración de las bobinas de papel en sus diferentes clases (Tipo A, B Y C), necesarias para la fabricación de higiénicos, servilletas, toallas, faciales y papeles MG, los cuales son convertidos en la misma planta.

4.2.3. Ventas por Líneas de Productos

A continuación se presentan las ventas por líneas de productos de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidadas (en millones de bolívares):

	Expresados en Miles de Bolívares			
Tipo de Producto	**30/06/08**	**2007**	**2006**	**200**
Imprimir / Escribir	100.535.254	169.238.698	137.088.306	136.60
Envases / Embalajes	67.327.051	96.260.608	83.103.552	70.22
Higiénicos	213.383.959	269.395.373	210.026.364	166.57
Alquileres y Servicios	4.155.243	5.842.331	3.409.092	1.65
TOTAL VENTAS	**385.401.507**	**540.737.010**	**433.653.930**	**375.060**

Fuente: Estados Financieros de Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

4.2.4. Posición de la empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Invepal:

	Año 2007	**Año 2006**
TISSUE	35,70%	38,10%
ENVASES – EMBALAJES	39,00%	31,78%
IMPRIMIR – ESCRIBIR (1)	50,00%	51,25%

(1) Incluye Importaciones
FUENTE: Datos Information Resources y Cálculos Propios

4.3. Clientes.

Por las características de los productos elaborados por MANPA, la empresa maneja el siguiente sistema de comercialización: 367 Distribuidores a nivel Nacional que se encargan de comercializar los productos de la empresa en los diferentes canales como son Hipermercados, Supermercados, Cadenas Nacionales y Regionales, Mayoristas, Abastos, Farmacias, Perfumería, Mercado Institucional, etc., ninguno de los cuales llega a representar el 20% de las ventas de la empresa.

4.4. Materias Primas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., utiliza en su proceso productivo una gran variedad de materias primas e insumos. A continuación se detallan las mismas, así como sus principales proveedores.

TIPO	PROVEEDOR	ORIGEN
Elementos Ouímicos	Clariant de Venezuela	Nacional
	Eka Chemicals	Nacional
	Agroindustrial Mandioca	Nacional
	Evolución Andina, S. A.	Nacional
	Omya Colombia	Importado
Fibra Secundaria	Transpaca	Nacional
	Simco Recycling Corp.	Importado
Pulpa	Cellmark Inc.	Importado
	Fibre Sources International	Importado
	Silvania Resources	Importado
	Celulosa Arauco y Constitución	Importado
	C.M.P.C.-Celulosa S.A.	Importado
	Aracruz Celulose, S. A.	Importado
	Forest Fibres Limited	Importado

Fuente: Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

4.5. Marcas Y Patentes:

Todas las marcas utilizadas por MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y sus filiales están debidamente registradas ante el Registro de Propiedad Industrial del Ministerio de Fomento. Las marcas más importantes son las siguientes:

MARCAS NACIONALES

Marca	N° de Inscripción	Fecha de Vcto.
Alborada	116.968-F	18-04-2011
Alpeform	161.678-F	10-06-2014
Alpes	155.186-F	16-02-2014
Alpes Block Dibujo Compas	156.517-F	18-03-2014
Alpes Block Dibujo Regla	156.512-F	18-03-2014
Alpes Dibujo con Plumillas	156.465-F	18-03-2014
Alpes Escocés	156.469-F	18-03-2014
Alpes Espiral	156.468-F	18-03-2014
Alpes Lapices	159.562-F	10-06-2014
Alpes Paleta-Pintor	156.511-F	18-03-2014
Alpes Taquigrafia	156.457-F	18-03-2014
Alpes Tres Líneas	159.630-F	10-06-2014
Alpesform	162.843-F	18-07-2014
Ameri Bond	136.555	07-11-2013
Cello Manpa	150.887	17-01-2014
Cometa	43.435-F	17-01-2013
Copyalpes	138.041-MC	29-05-2014
Corona	117.293-F	21-04-2011
Dalia	73.841-F	02-08-2013
Decoral	116.966-F	18-04-2011
Diadema	116.967-F	18-04-2011
Espiral	214.710-F	21-05-2011
Facial Sutil	629-S	07-10-2014
Facialin	116.964-F	18-04-2011
Floral	145.911	21-01-2007
Floral Bouquet	722.626-F	05-04-2013
Florida	55.997-F	17-10-2009
Formalpes	162.841-F	18-07-2014
Garden	72.599-F	03-04-2013
Gardenia	39.334-F	10-02-2016
Gardenia Papel Higiénico	145.875	21-01-2017
Gardenia Servilletas	146.320	08-04-2007
Gentil	75.781-F	03-05-2014
Glamor	75.598-F	03-04-2013
Jazmin	160.904-F	10-06-2014
Karicia	73.844-F	02-08-2013
Koral	73.845-F	02-08-2013
Koral Servilletas	147.377	10-04-2007
Love Garden	72.627-F	05-04-2013
Manpa	150.886	17-01-2014
Manpa Compubond	165.140-F	19-08-2014
Manpa Databon	165.139-F	19-08-2014
Manpa Fotobond	165.154-F	19-08-2014

MARCAS NACIONALES (Cont.)

Marca	N° de Inscripción	Fecha de Vcto.
Manpa Laserbond	165.145-F	19-08-2014
Manpa Ofibond	165.094-F	19-08-2014
Maracay	165.125-F	19-08-2014
Maracay Económico	146.307	08-04-2017
Maracay Familiar	145.908-F	21-01-2007
Maracay Legumbres	146.311	08-04-2017
Maracay Plus	167.122-F	19-08-2014
Maracay Servilletas	147.381	10-04-2017
Maracay Toallas	147.379	10-04-2007
Melody	73.843-F	02-08-2013
Palmera	116.969-F	18-04-2011
Papeles Maracay	20.813-D	19-05-2011
Petalo	73.846-F	02-08-2013
Pop Raqueta	384-S	10-06-2014
Pop Zapatos	159.563-F	10-06-2014
Sutil	52.545	09-02-2017
Sutil Azul	145.876	21-01-2007
Sutil Beisbol	145.888	21-01-2017
Sutil Boutique	73.729-F	30-07-2013
Sutil Toallas	146.309	08-04-2017
Wonder	73.847-F	02-08-2013

MARCAS INTERNACIONALES

Marca	Pais	N° de Inscripción	Fecha de Vcto.
Alpes	Costa Rica	87.528	13-07-2014
Alpes	Nicaragua	40.668 CC	02/03/2009
Alpes	Honduras	68.548	28-04-2017
Alpes	Cuba	123.002	07-06-2015
ALPES DINO'PARK	Colombia	194.194	17/02/2007(*)
Alpes Escocés	Ecuador	DNPI-2337	18/12/2015
Alpes Escocés	Perú	28358	19-08-2016
Alpes Escocés	Colombia	191.324	27-11-2016
Alpes Logo	Ecuador	4067-95	18-12-2015
Alpes Logo	Perú	25087	12-04-2016
Alpes Logo	Bolivia	65.660-C	13-04-2008 (*)
Gardenia	Perú	49.697	08-07-2013
Gardenia	Colombia	195.497	19-03-2007(*)
Gardenia	Bolivia	17.268-C	35-05-2008(*)
Jazmin	Colombia	204.901	29-11-2007(*)
Karicia	Bolivia	47.267-C	31-05-2008(*)
Manpa	Cuba	123.003	12-12-2015
Manpa	Honduras	68.549	28-04-2017
Manpa	Nicaragua	40.669 CC	02-03-2009

Marca	Pais	N° de Inscripción	Fecha de Vcto.
Manpa	Guatemala	90.515	18-06-2008(*)
Maracay	Bolivia	47.265-C	31/05/2008(*)
Maracay	Peru	49.492	08-07-2013
Maracay	Ecuador	108-89	20-03-2014
Petalo	Bolivia	47.266-C	31/05/2008
Primavera	Ecuador	DNPI259-98	21-01-2008(*)

(*) solicitada la renovación

4.6. Compañías Filiales Y Afiliadas

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 45.647.745,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

SIMCO

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

5. PROPIEDADES DE LA EMPRESA

Molino Imprimir, Escribir y Embalar: Ubicado en la Avenida Aragua, Maracay, Estado Aragua, sobre un terreno de 137.400,35` metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Tres Máquinas Papeleras
- ✓ Planta de Destintado
- ✓ Sistema de limpieza OCC
- ✓ Maquinaria de Acabado con 3 Rebobinadoras
- ✓ Laboratorios de Control de Calidad, Procesos, Análisis y Aguas
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Planta Eléctrica
- ✓ Planta de Tratamiento de Afluentes.

Igualmente se realizó el traslado de la División ***Resmas, Resmillas y Formas Continuas*** a este Terreno.

Esta planta comprende de:

- ✓ Tres Líneas de Conversión para fabricación de resmas y resmillas.
- ✓ Seis Prensas para la producción de formas continuas.
- ✓ Equipos de Fotocomposición, computadoras e impresoras láser.

Molino Higiénico: Ubicado en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un terreno de 712.500,oo metros cuadrados.

En esta planta están ubicados, entre otros, los siguientes equipos, maquinarias e instalaciones:

- ✓ Seis Máquinas Papeleras
- ✓ Máquinas de Impresión
- ✓ 26 Líneas de Conversión (Higiénicos, Servilletas, Toallas y Faciales)
- ✓ Planta de Pulpa
- ✓ Planta de Destintado
- ✓ Planta de Vapor y Aire Comprimido
- ✓ Laboratorios de Materiales, Físico y de Procesos
- ✓ Planta de Tratamiento
- ✓ Laboratorio de Control de Calidad.

Planta Industrial Bolsas: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, sobre un área de 68.510 metros cuadrados. La cual cuenta en la actualidad con 46 máquinas para la fabricación de bolsas Fondo Plano y Fondo Cuadrado con o sin impresión, entre las cuales se detallan:

- ✓ 30 Máquinas con impresoras y empaquetadoras
- ✓ 9 Máquinas sin impresoras y empaquetadoras
- ✓ 1 Máquina cortadora con impresora.

Por razones operativas se realizó el traslado de las Divisiones de Sacos y Productos Escolares al mismo terreno de la División Bolsas.

La Planta Industrial Sacos cuenta con:

- ✓ Cinco Líneas para la Elaboración de Sacos (dos de fondo pegado y dos de fondo cosido y uno de bolsones)
- ✓ Area de Impresión.
- ✓ Máquina Laminadora.
- ✓ Equipos para realizar control de calidad del producto fabricado.
- ✓ Taller de Mantenimiento.

La Planta de Productos Escolares cuenta con:

Su área de producción, comprende de:

- ✓ Cuatro Líneas de Producción de Cuadernos.
- ✓ Línea de Empaques Plegadizos.
- ✓ Líneas de Impresión.
- ✓ Departamento de Litografía (computadoras e impresoras láser)
- ✓ Taller de Mantenimiento y Servicios Auxiliares entre los que se encuentran compresores de aire y red de transformación y distribución de energía eléctrica.

Instalaciones de TRANSPORTE ALPES, S.A.: Ubicada en la Zona Industrial La Hamaca, Maracay, Estado Aragua, en una superficie de 21.652 metros cuadrados.
Comprende de:

- ✓ Flota de 71 camiones
- ✓ Dos Galpones
- ✓ Estacionamiento Cubierto.

5.1. Activos Fijos No Propios

Al 31 de Marzo de 2.008, Manufacturas de Papel, C.A., (MANPA) S.A.C.A., no poseía ningún Arrendamiento Financiero.

5.2. Información Sobre Reevaluación De Activos:

En los Estados Financieros (Interinos) de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y EMPRESAS FILIALES no se encuentran activos revaluados.

6. CONTRATOS DE MAYOR IMPORTANCIA:

6.1. Contratos Laborales:

Contrato Colectivo para los trabajadores de las Divisiones de Conversión Empaques, Resmas Resmillas y Molino de Imprimir, Escribir y Embalar de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. con un período de duración de tres años, del 21 de agosto de 2006 hasta el 21 de agosto de 2009.

Contrato Colectivo para los empleados y obreros de la División de Molino Higiénico de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con un período de duración de tres años, 01 de junio de 2007 al 30 de mayo de 2010.

Contrato Colectivo que ampara a los trabajadores de TRANSPORTE ALPES, S. A., con una duración de tres años; del 27 noviembre de 2006 al 27 de noviembre de 2009.

Contrato Colectivo para los trabajadores de la División de Productos Escolares de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A, con una vigencia de tres años, desde 01 de octubre de 2006 al 01 de octubre de 2009, amparando tanto a empleados como obreros de la empresa.

6.2. Contratos de Suministros:

Con la finalidad de garantizar un suministro de energía eléctrica confiable, en Diciembre de 2001 MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. suscribió un Contrato de Suministro de Energía con la empresa TURBOGENERADORES MARACAY, C.A., por un período de 12 años.

7. FUENTES DE FINANCIAMIENTO E INCIDENCIA DE LA EMISION.

A continuación se detallan las fuentes de financiamiento de la empresa y la incidencia de la Emisión de Obligaciones Quirografarias al Portador por la cantidad de SESENTA MILLONES DE BOLIVARES FUERTES (Bs.F. 60.000.000,oo):

Expresado en Bs.F. al 30-06-2008

	Instrumento	30-06-2008	Incidencia de la Emisión	Saldo despué de la Colocación
ACTIVO				
ACTIVO NO CORRIENTE:				
Planta, propiedad y equipo – neto		388.912.027		388.912.02
Participación en asociadas y negocios conjuntos		2.173.202		2.173.20
Total activo no corriente		391.085.229		391.085.22
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		1.881.618		1.881.61
Inventarios		60582523		6058252
Anticipos a proveedores		5.175.978		5.175.97
Efectos y cuentas por cobrar - neto		171.933.825		171.933.82
Inversiones disponibles para la venta		117.115		117.11
Efectivo y equivalentes de efectivo		33.701.823	30.506.908	64.208.73
Total Activo Corriente		273.392.882		303.899.79
TOTAL		664.478.111		694.985.01
PATRIMONIO Y PASIVO				
PATRIMONIO:				
Capital social		69.633.596		69.633.59
Prima en Emisión de Acciones		13.405		13.40
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308		206.30
Utilidades Retenidas:				
Reserva legal		6.963.360		6.963.36
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la compañía o de sus subsidiarias		119.593.551		119.593.551
No distribuidas		173.302.045		173.302.04
Resultado no realizado en inversiones		82.795		82.79
Total Patrimonio		369.795.060		369.795.06

	Instrumento	30-06-2008	Incidencia de la Emisión	Saldo después de la Colocación
PASIVO NO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo	Beneficios Laborales	9.805.349		9.805.349
Obligaciones Quirografarias		46.700.000	60.000.000	106.700.000
Impuesto sobre la renta diferido		30.366.463		30.366.463
Total Pasivo no Corriente		86.871.812		146.871.812
PASIVO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo	Beneficios Laborales	10.622.461		10.622.461
Papeles comerciales		13.000.000		13.000.000
Préstamos a corto plazo	Contratos y Pagarés	29.493.092	(29.493.092)	-
Dividendos por pagar	Resolución Junta Directiva	47.004.249		47.004.249
Impuesto sobre la renta por pagar		16.363.879		16.363.879
Cuentas por pagar	Facturas Comerciales	91.327.558		91.327.558
Total Pasivo Corriente		207.811.239		178.318.147
Total Pasivo		294.683.051		325.189.959
TOTAL		664.478.111		694.985.019

8. INCENTIVOS FISCALES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. disfruta de los siguientes incentivos fiscales:

- Admisión Temporal para Perfeccionamiento Activo (ATPA): MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.: Ministerio de Hacienda, N° GA-300-98-E-010395, de fecha 23 de Octubre de 1.998.

- MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. goza de las rebajas de impuestos por concepto de Inversiones en Activos Fijos, que establece la Ley de Impuesto sobre la Renta y su Reglamento.

9. LITIGIOS Y RECLAMACIONES:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. no tiene ni litigios ni reclamaciones que puedan afectar significativamente, directa o indirectamente, su situación financiera.

10. INFORMACION SOBRE LA INDUSTRIA.

La industria de papel en Venezuela está conformada por una serie de empresas que abarcan los siguientes sectores de producción:

- Impresión y Escritura
- Kraft Liner
- Corrugado Medio
- Higiénicos
- Envases y Envolturas
- Cartulinas Industriales
- Otros

La producción total de la industria papelera nacional correspondiente al año 2.007 alcanzó 476.803 toneladas métricas, lo que representa un aumento del 08,04% con respecto al año 2.006, como se muestra en el siguiente cuadro:

Producción Nacional de Papeles, Cartulinas y Cartones
(En TM)

	2001	2002	2003	2004	2005	2006	2007
Imprimir y Escribir	69.331	72.706	61.413	83.228	50.615	72.754	76.615
Kraft Liner	42.884	7.898	51.309	68.414	74.627	81.908	94.863
Corrugado Medio	55.485	61	53.421	59.166	55.447	48.881	49.226
Higiénicos	164.619	81.439	64.539	134.334	148.560	161.434	164.657
Envases y Envolturas	20.522	16.497	14.322	18.157	16.224	14.322	15.673
Cartulinas Industriales	73.398	59.508	57.093	76.165	57.309	62.031	75.769
Otros	0	0	0	0	1.996	0	0
Total	**426.239**	**238.109**	**302.097**	**439.464**	**404.778**	**441.330**	**476.803**

Produción Nacional de Papeles, Cartulinas y Cartones
(En TM)


500.000
400.000
300.000
200.000
100.000
-
2001
2002
2003
2004
2005
2006
2007
Años
Imprimir y Escribir
Kraft Liner
Corrugado Medio
Higiénicos
Envases y Envolturas
Cartulinas Industriles
Otros

Fuente: Apropaca

Como puede apreciarse en el gráfico anterior, en el año 2.007 el mayor aumento de la producción se regsitro en los rubros correspondientes a "Kraft Liner" y "Cartulinas Industriales".

El rubro correspondiente a "Higiénicos" presenta un aumento del 02,00% con respecto al año 2.006.

Producción Nacional, Importaciones y Exportaciones de Papeles, Cartulinas y Cartones
(En TM)


600 000
500.000
400 000
300 000
200.000
100 000
0
2001
2002
2003
2004
2005
2006
2007
Años
PRODUCCION NACIONAL
IMPORTACIONES
EXPORTACIONES

Igual comportamiento mostraron la producción nacional la cual en el año 2007 presenta un aumento del 08,04% con respecto al año 2006 y las importaciones reflejan un aumento del 17,33% en el año 2007 con respecto al año 2006, por su parte las exportaciones reflejan una disminución del 89,68% para el mismo periodo.

Producción Nacional, Importaciones y Exportaciones de Papeles, Cartulinas y Cartones
(En TM)

	2001	2002	2003	2004	2005	2006	200
Producción Nacional	426.239	238.109	302.097	439.464	404.778	441.330	476.
Importaciones	265.268	256.450	232.750	318.925	195.340	415.950	488.
Exportaciones	81.543	55.897	38.827	59.509	40.411	18.438	1.

Fuente: Apropaca

En cuanto al comportamiento del consumo aparente, este también registró un aumento en el año 2.007 al ubicarse en 815.424 TM contra 700.762 TM en 2.006, lo que representa un aumento del 16,36%.

Consumo Aparente de Papeles, Cartulinas y Cartones
(En TM)

	2001	2002	2003	2004	2005	2006	20
Imprimir y Escribir	75.049	99.873	80.361	121.614	78.467	147.894	17
Kraft Liner	48.929	18.512	71.377	93.517	83.857	120.803	13
Corrugado Medio	36.703	27.355	84.540	60.555	56.253	46.200	5
Higiénicos	165.606	124.729	86.919	141.165	156.252	188.830	21
Envases y Envolturas	35.118	32.528	25.051	34.151	28.262	33.155	1
Cartulinas Industriales	98.960	79.836	49.114	148.910	95.689	160.166	21
Otros	28.032	72.558	17.351	3.450	6.553	3.714	[illegible]
Total	**488.397**	**455.391**	**414.713**	**603.362**	**505.333**	**700.762**	**815**

No incluye consumo aparente de papel para cigarrillos y cartones

Consumo Aparente de Papeles, Cartulinas y Cartones
(En TM)


900.000
800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
-
2001
2002
2003
2004
2005
2006
2007
Años
Imprimir y Escribir
Kraft Liner
Corrugado Medio
Higiénicos
Envases y Envolturas
Cartulinas Industriles
Otros

Fuente: Apropaca

11. RESUMEN DE RESULTADOS DE LOS EJERCICIOS ANUALES.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
Estado de Ganancias Y Pérdidas

	Expresado en Bolívares Fuertes			
(En Bs.F.)	**30/06/08**	**2007**	**2006**	**2005**
Ingresos por Ventas	385.401.507	540.737.010	433.653.930	375.060.280
Costo de Ventas	256.017.446	418.405.033	339.785.638	284.444.405
Utilidad Bruta	**129.384.061**	**122.331.977**	**93.868.292**	**90.615.875**
Costos y Gastos	35.499.704	65.832.377	56.945.614	49.924.636
Utilidad en Operación	**93.884.357**	**56.499.600**	**36.922.678**	**40.691.241**
Otros Ingresos (Egresos)	(30.530.118)	(8.224.933)	(6.223.664)	(9.229.995)
Utilidad Antes de Impuestos	**63.354.239**	**48.274.667**	**30.699.014**	**31.461.246**
Impuesto Sobre la Renta	(11.403.575)	(5.381.490)	(476.054)	4.377.017
Utilidad Neta	**51.950.664**	**42.893.177**	**30.222.960**	**35.838.263**
Utilidad Neta Por Acción:				
Básica	**22,65**	**21,07**	**13,17**	**15,62**
Diluida	**22,65**	**21,07**	**13,17**	**15,62**

Fuente: Estados Financieros de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

11. 1. Explicación de las variaciones de mayor importancia.

Ingresos por ventas:

Los ingresos por ventas del primer semestre del año 2008 muestran un aumento de 56,18 % con respecto al mismo período del año anterior, al registrarse ingresos por Bs.F. 385.401.501 versus ingresos de Bs.F. 246.761.005 al cierre de Junio de 2007.

En toneladas métricas, las ventas disminuyeron en 6,53 %, al pasar de 71.501 TM al cierre de Junio de 2007 a 66.834 TM para el mismo período del año 2008, siendo los rubros de bobinas de envases y empaques y resmas, resmillas y formas continuas ; los que reflejan la mayor disminución en su volumen de ventas.

Al comparar los ingresos por ventas del año 2007 con relación al año 2006, se observa un aumento de 24,69 % como resultado principalmente del aumento registrado en los precios de todas las divisiones.

Con respecto al comportamiento de los ingresos por ventas en el año 2006 con relación al año 2005, se observa un incremento del 15,62 % como consecuencia del aumento registrado en el volumen de ventas en toneladas métricas. Las ventas en toneladas métricas en el año 2006 muestran un incremento del 9,75 % (12.625 tm adicionales) con relación al año 2005.

Costo de Ventas:

El Costo de Ventas al cierre de junio de 2008 presenta un incremento del 34,70% con respecto al mismo período del año anterior, como consecuencia del incremento de los gastos de fabricación.

Para el cierre del año 2007, el Costo de Ventas aumentó en Bs.F. 78.619.395 (+23,14%) vs el año 2006, lo cual obedece básicamente a incrementos en los gastos de fabricación principalmente, gastos de personal, suministros industriales y repuestos, reparación y mantenimiento. Igualmente registraron incrementos en los precios de las fibras y demás materias primas.

Al comparar el Costo de Ventas del año 2006 con respecto al año 2005 se observa un aumento del 19,46%, como resultado de la inflación registrada que de acuerdo a cifras publicadas por el Banco Central de Venezuela fue de 16,97% para en el año 2006. Adicionalmente, el aumento de los precios de las fibras vírgenes y secundarias que constituyen la principal materia prima en la fabricación de papel y cuyos precios aumentaron en promedio 16,72% al pasar de US$ 568 por tonelada métrica en el año 2005 a US$ 663 por tonelada métrica al cierre del año 2006

Gastos Operacionales:

De acuerdo a cifras al 30 de Junio de 2.008, los gastos de venta aumentaron en 9,26% (Bs,F. 1.678.958) como consecuencia principalmente del incremento de comisiones por ventas. En cuanto a los gastos de administración, estos registraron un aumento de 52,90% (Bs.F. 5.429.852) donde la partida que registró mayor incremento fueron los gastos de personal , representando aproximadamente el 70% del aumento de los gastos de administración.

Los gastos operativos como porcentaje de los ingresos mostraron una disminución de 2,29 puntos porcentuales en los primeros seis meses del año 2008 con respecto al mismo período del año anterior, por la reducción registrada tanto en los gastos de ventas como porcentaje de los ingresos en 2,21 puntos porcentuales, como por el incremento de los gastos de administración como porcentaje de los ingresos en 0,90 puntos porcentuales.

Al comparar los gastos de ventas del año 2007 con relación al año 2006, los Gastos de Ventas registraron una variación de 16,34 % al pasar de Bs.F. 35.121.317 millones en el 2006 a Bs.F. 40.858.899 en el 2007.

(En Bs.F.)	**2007**	**2006**	**Variación**
Gastos de Ventas	40.858.899	35.121.317	5.737.582
Gastos de Ventas como % Ingresos.	7,56%	8,10%	-0,54%

Entre las variaciones más resaltantes de los gastos de venta se encuentran los incrementos registrados en los siguientes rubros:

- Personal
- Comisiones de Ventas
- Publicidad y Propaganda
- Transporte Alpes, C. A.

Con relación a los gastos de administración para el período analizado, estos aumentan en 14,03 % (Bs.F. 3.074.507)

(En Bs.F)	**2007**	**2006**	**Variación**
Gastos de Administ.	24.982.689	21.908.182	3.074.507
Gastos de Admón. como % Ingresos.	4,62%	5,05%	-0,43%

Las partidas que presentan mayor variación son:

- Personal
- Honorarios Profesionales (Principalmente auditores y avalúos)
- Servicios Contratados (Principalmente Contrato de Mantenimiento BPC´s)
- Gastos de Mantenimiento y Reparación

Con relación al comportamiento de los gastos operativos como porcentaje de los ingresos en el año 2006 con respecto al año 2005, se observa una disminución de 0,18 puntos porcentuales producto de la disminución tanto de los gastos administrativos como los de ventas como porcentaje de los ingresos, como resultado del programa de reducción de gastos.

Margen Operativo:

Tanto el margen bruto como operacional reflejan un aumento en los seis primeros meses del año con respecto al mismo período del año anterior como resultado de que el incremento en el precio promedio por tonelada métrica fue mayor que el registrado en el costo por tonelada métrica.

Al comparar los márgenes obtenidos en el año 2007 con relación al año 2006 se observa un incremento de 0,98 puntos porcentuales en el margen bruto y 1,93 % en el operativo como consecuencia del aumento del precio promedio por tonelada métrica mayor al aumento en el costo por tonelada métrica y a la disminución de los gastos operativos como % de los ingresos en 0,96 puntos porcentuales.

Con relación al comportamiento de los márgenes obtenidos en el año 2006 con relación al año 2005 se observa una disminución tanto del margen bruto como del operacional como resultado de la imposibilidad de incrementar los precios al mismo ritmo de incremento de los costo por los controles de precios establecidos al papel higiénico y al creciente aumento en el volumen de importaciones de papel conjuntamente con la sobrevaluación cambiaria.

Participación en negocios conjuntos:

Corresponde al 50% de participación de Manpa en los resultados financieros de Manpa de Centroamérica y en Simco Recycling Corporation.

En el primer semestre del año 2008 se registra una disminución de 1.218,95 % en la participación en resultados de negocios conjuntos (Bs.F – 2.828.588) con relación al mismo período del año anterior, como resultado de la pérdida generada por Manpa de Centroamérica en el primer semestre.

La variación del año 2007 con relación al año 2006 viene dada por la utilidad generada por MCA en el año 2007 con respecto al año 2006 ya que durante el año terminado el 31 de Diciembre de 2006, la compañía consideró reducir la participación en el negocio de Simco Recycling hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducido a cero (0).

(En Bs.F)	**2.007**	**2.006**	**Variación Absoluta**	**Variación %**
Participación en resultados de negocios conjuntos	802.404	503.194	299.210	59,46%

(En Bs.F)	**2006**	**2005**	**Variación Absoluta**	**Variación %**
Participación en resultados de negocios conjuntos	503.194	(919.621)	1.422.815	-154,72%

Costos Financieros Neto:

Los costos financieros netos registraron un aumento en el primer semestre del año 2008 con relación al mismo período del año 2007 de 207,25 % (Bs.F. 5.387.369 mas), este aumento se debió al incremento en el saldo promedio de deuda que mantuvo la empresa y al aumento de las tasas de interés

Al comparar los costos financieros netos del año 2007 contra los del año 2006 y del año 2006 contra los del año 2005, se observa un incremento con respecto a ambos años de 21,35% y 34,13 %, como consecuencia de un mayor endeudamiento para cubrir las necesidades de capital de trabajo.

Diferencias en Cambio:

Las diferencias en cambio del primer semestre del año 2008 corresponden a las pérdidas que se generan en las compras de otros monedas distintas al dólar para el pago de repuestos, principalmente de la unión europea. Estas pérdidas aumentaron al 30 de Junio de 2008 con relación al mismo semestre del 2007 en un 1.044,79% (Bs.F. + 69.228)

Con relación al incremento registrado en las diferencias en cambio del año 2007 con respecto al año 2006, el monto de pérdida cambiaria reflejado en el año 2007 corresponde a las pérdidas que se generan en las compras de euros para el pago de repuestos.

(En Bs.F)	**2.007**	**2.006**	**Variación Absoluta**	**Variación %**
Diferencias en cambio - neto	(27.226)	(61.402)	34.176	-55,66%

Al comparar las diferencias en cambio del año 2006 con relación al año 2005, se observa una disminución de 101,72 %, debido a que en el año 2006 no hubo devaluación de la moneda, mientras que en el año 2005 el impacto favorable de la devaluación ocurrida en febrero del año 2005 cuando la tasa de cambio de Bs./US$ 1.920 pasó a Bs/US$ 2.150 por una mayor posición activa en moneda extranjera en el año 2005.

(En Bs.F)	**2006**	**2005**	**Variación**	**Variación %**
Diferencias en cambio- neto	(61.402)	3.565.400	(3.626.802)	-101,72%

El monto de pérdida cambiaria reflejado en el año 2006 corresponde a las pérdidas que se generan en las compras de euros para el pago de repuestos.

Margen Neto:

El margen neto del primer semestre del año 2008 aumenta 5,25 puntos porcentuales con relación al margen obtenido en el primer trimestre del año 2007 como resultado principalmente tanto de la mejora registrada en la rentabilidad bruta como en la operativa.

En lo que respecta al margen neto al cierre de 2007 con respecto al cierre de 2006 se registro un aumento de 0,96 puntos porcentuales como resultado principalmente del aumento de la rentabilidad bruta y operativa y contrarrestado parcialmente por el incremento de otros egresos y del impuesto.

El comportamiento del margen neto al cierre de 2006 con respecto al cierre de 2005 presentó una disminución de 2,59 puntos porcentuales como resultado principalmente de la caída de la rentabilidad bruta.

12. RELACION DE DIVIDENDOS PAGADOS EN LOS ULTIMOS CUATRO AÑOS.

(Expresado en bolívares fuertes)

Años	En Efectivo	En Especies	En Acciones
2004	25.234.103	-	-
2005	45.880.188	-	-
2006	66.526.273	-	-
2007	77.996.320		
2008	34.411.500	-	-

13. INFORMACIÓN FINANCIERA

13.1 Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS
AL 30 DE JUNIO DE 2008 Y AL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes)

	NOTAS	30-jun-08	2007	2006	2005
ACTIVO					
ACTIVO NO CORRIENTE:					
Propiedades, planta y equipo - neto	2	388.912.027	397.957.005	413.514.696	432.900.402
Participaciones en asociadas y negocios conjuntos	3	2.173.202	4.769.358	3.966.954	1.040.295
Total activo no corriente		391.085.229	402.726.363	417.481.650	433.940.697
ACTIVO CORRIENTE:					
Gastos pagados por anticipado		1.881.618	816.416	976.279	1.111.934
Inventarios	4	60.582.523	80.977.294	66.464.739	57.511.130
Anticipos a proveedores		5.175.978	1.801.026	1.661.182	3.520.063
Efectos y cuentas por cobrar - neto	5	171.933.825	120.190.887	104.409.296	95.337.271
Inversiones disponibles para la venta	6	117.115	128.044	219.543	8.816.776
Efectivo y equivalentes de efectivo	7	33.701.823	11.161.903	23.889.943	16.111.833
Total activo corriente		273.392.882	215.075.570	197.620.982	182.409.007
TOTAL		664.478.111	617.801.933	615.102.632	616.349.704
PATRIMONIO Y PASIVO					
PATRIMONIO:	8 y 9				
Capital social		69.633.596	69.633.596	69.632.690	69.632.690
Prima en emisión de acciones		13.405	13.405	-	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308	206.308	206.308
Utilidades retenidas:					
Reserva legal		6.963.360	6.963.360	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551	119.593.551	119.593.551
No distribuidas		173.302.045	155.762.882	190.866.116	227.169.429
Resultado no realizado en inversiones	6	82.795	(672.675)	(601.095)	(999.188)
Total patrimonio		369.795.060	351.500.427	386.660.839	422.566.059
PASIVO NO CORRIENTE:					
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo		9.805.349	7.256.889	4.826.028	3.572.106
Bonos quirografarios	10	46.700.000	34.200.000	-	-
Impuesto sobre la renta diferido	12	30.366.463	34.734.819	46.270.145	54.549.608
Total pasivo no corriente		86.871.812	76.191.708	51.096.173	58.121.714
PASIVO CORRIENTE:					
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo		10.622.461	7.874.205	5.236.560	3.869.781
Papeles comerciales	11	13.000.000	10.925.263	11.396.409	2.946.531
Préstamos a corto plazo	11	29.493.092	15.255.518	38.169.882	47.019.985
Dividendos por pagar	8	47.004.249	42.225.789	13.700.974	8.733.509
Impuesto sobre la renta por pagar	12	16.363.879	8.728.831	2.409.289	293.748
Cuentas por pagar	13	91.327.558	105.100.192	106.432.506	72.798.377
Total pasivo corriente		207.811.239	190.109.798	177.345.620	135.661.931
Total pasivo		294.683.051	266.301.506	228.441.793	193.783.645
TOTAL		664.478.111	617.801.933	615.102.632	616.349.704

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
AL 30 DE JUNIO DE 2008 Y AL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes, excepto la utilidad neta por acción la cual está expresada en bolívares)

	NOTAS	30-jun-08	2007	2006	2005
Ingresos por ventas	14	385.401.507	540.737.010	433.653.930	375.060.280
Costo de ventas	15	256.017.446	418.405.033	339.785.638	284.444.405
Utilidad bruta		129.384.061	122.331.977	93.868.292	90.615.875
Costos y gastos:					
Gastos de ventas	15	19.806.014	40.858.899	35.121.317	30.939.453
Gastos generales y administrativos	15 y 19	15.693.690	24.982.689	21.908.182	18.985.181
Utilidad en venta de activos	1 y 2	-	(9.211)	(83.885)	-
		35.499.704	65.832.377	56.945.614	49.924.634
Utilidad en operaciones		93.884.357	56.499.600	36.922.678	40.691.241
Participación en resultados de negocios conjuntos	3	(2.596.156)	802.404	503.194	(919.621)
Costos financieros		(8.208.004)	(7.338.490)	(6.480.701)	(4.664.484)
Ingresos financieros		221.197	850.632	1.134.458	678.654
Diferencias en cambio - neto		(75.854)	(27.226)	(61.402)	3.565.400
(Pérdida) ganancia en operaciones de permuta con títulos valores		(12.488.970)	902.083	-	(3.671.665)
Pérdida en venta de inversiones disponibles para la venta	6	-	-	(762.975)	-
Otros ingresos (egresos):					
Comisiones ADR		(297.689)	(257.782)	(514.814)	(505.370)
Impuesto al débito bancario		-	-	(392.141)	(3.089.757)
Impuesto a las transacciones financieras		(5.935.104)	(2.554.009)	-	-
Otros - neto		(1.149.538)	(602.545)	350.717	(623.152)
		(30.530.118)	(8.224.933)	(6.223.664)	(9.229.995)
Utilidad antes de impuestos		63.354.239	48.274.667	30.699.014	31.461.246
Impuesto sobre la renta	12	(11.403.575)	(5.381.490)	(476.054)	4.377.017
Utilidad neta		51.950.664	42.893.177	30.222.960	35.838.263
Utilidad neta por acción:					
Básica	1	22,65	21,07	13,17	15,62
Diluida	1	22,65	21,07	13,17	15,62

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
AL 30 DE JUNIO DE 2008 Y AL 31 DE DICIEMBRE DE 2007, 2006 y 2005
(Expresados en bolívares fuertes)

	NOTAS	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Utilidades retenidas Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004		69.632.690	-	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción		-	-	178.084	-	-	-	-	178.084
Utilidad reconocida directamente en el patrimonio		-	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año		-	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y utilidad reconocidas en el año		-	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	8	-	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005		69.632.690	-	206.308	6.963.269	119.593.551	227.169.429	(999.188)	422.566.059
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(364.882)	(364.882)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(364.882)	(364.882)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	762.975	762.975
Utilidad neta del año		-	-	-	-	-	30.222.960	-	30.222.960
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	30.222.960	398.093	30.621.053
Dividendos decretados	8	-	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta	6	-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año		-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de capital	8	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	8	-	-	-	-	-	(77.995.320)	-	(77.996.320)
Asignación del año		-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007		69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del año		-	-	-	-	-	51.953.664	-	51.950.664
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	51.953.664	-	51.950.664
Resultado realizado de inversiones disponibles para la venta		-	-	-	-	-		755.470	755.470
Dividendos decretados	8	-	-	-	-	-	(34.411.501)	-	(34.411.501)
Asignación del año		-	-	-	-	-	-	-	-
SALDOS AL 30 DE JUNIO DE 2008		69.633.596	13.405	206.308	6.963.360	119.593.551	173.302.045	82.795	369.795.060

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
AL 30 DE JUNIO DE 2008 Y AL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes)

	NOTAS	30-jun-08	2007	2006	2005
ACTIVIDADES OPERACIONALES:					
Utilidad neta		51.950.664	42.893.177	30.222.960	35.838.263
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:					
Diferencias en cambio - neto	22	75.854	27.226	61.402	(3.565.400)
Participación en resultados de negocios conjuntos	3	2.596.156	(802.404)	(503.194)	919.621
Resultado por reducción de participación patrimonial en negocio conjunto	3	-	407.911	(766.726)	-
Provisión para impuestos	12	11.403.575	5.381.490	476.054	(4.377.017)
Resultado realizado en inversiones disponibles para la venta		755.470	-	762.975	-
Resultado por disminución de inversiones disponibles para la venta		-	(21.346)	-	-
Resultado por traducción de filial y negocios conjuntos		-	-	-	(803.587)
Provisión futuras perdidas en filiales extranjeras		-	-	-	-
Resultado por desincorporación de propiedades, planta y equipo	2	-	65.275	-	-
Resultado en venta de propiedades, planta y equipo	1 y 2	-	(9.211)	(83.885)	-
Costos financieros		8.208.004	7.338.490	6.480.701	4.664.484
Ingresos financieros		(221.197)	(850.632)	(1.134.458)	(678.654)
Depreciación	2	8.924.768	18.212.896	20.559.433	22.299.074
		83.693.294	72.642.872	56.075.262	54.296.784
Movimientos de capital de trabajo:					
Disminución (aumento) en:					
Efectos y cuentas por cobrar		(51.742.938)	(16.189.502)	(10.738.025)	(12.204.966)
Anticipos a proveedores		(3.374.952)	(139.844)	1.858.881	1.873.901
Inventarios		20.394.771	(14.512.555)	(8.953.609)	(24.740.047)
Gastos pagados por anticipado		(1.065.202)	159.863	135.655	(413.589)
Aumento (disminución) en:					
Cuentas por pagar		(13.848.488)	(1.359.540)	33.572.727	26.397.944
Apartado para prestaciones por antigüedad, neto de pagos		5.296.716	5.068.506	2.620.701	2.259.764
Efectivo provisto por las actividades operacionales		39.353.201	45.669.800	74.571.592	47.469.791
Intereses pagados		(6.459.505)	(6.720.039)	(6.461.425)	(3.246.770)
Intereses cobrados		221.197	850.632	1.134.458	678.654
Impuestos pagados		(8.136.883)	(10.597.274)	(6.639.976)	(22.756.937)
Efectivo neto provisto por las actividades operacionales		24.978.010	29.203.119	62.604.649	22.144.738
ACTIVIDADES DE INVERSIÓN:					
Disminución (aumento) en Inversiones disponibles para la venta		10.929	41.265	8.241.612	(9.073.129)
Venta de propiedades, planta y equipo	2	-	9.211	1.775.485	-
Adquisición de propiedades, planta y equipo	2	120.210	(2.720.480)	(2.865.327)	(9.454.319)
Efectivo neto (usado en) provisto por las actividades de inversión		131.139	(2.670.004)	7.151.770	(18.527.448)
ACTIVIDADES DE FINANCIAMIENTO:					
(Disminución) aumento neto en préstamos a corto plazo	11	12.489.075	(23.532.815)	(8.869.379)	32.143.003
Importe de la emisión de papeles comerciales	11	15.991.500	16.152.400	29.883.600	8.808.700
Amortización de papeles comerciales	11	(13.916.763)	(16.623.546)	(21.433.722)	(8.752.379)
Importe de la emisión de bonos quirografarios a largo plazo	10	12.500.000	34.200.000	-	-
Disminución en documentos por pagar		-	-	-	(2.486.040)
Aumento de capital	8	-	14.311	-	-
Dividendos en efectivo	8	(29.633.041)	(49.471.505)	(61.558.808)	(41.292.407)
Efectivo neto usado en las actividades de financiamiento		(2.569.229)	(39.261.155)	(61.978.309)	(11.579.123)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		22.539.920	(12.728.040)	7.778.110	(7.961.833)
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	7	-	-	-	1.574.261
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	7	11.161.903	23.889.943	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO		33.701.823	11.161.903	23.889.943	16.111.833

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR EL PERÍODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2008 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007, 2006 y 2005
(Expresado en bolívares fuertes)**

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los períodos contables de la Compañía que comiencen el o después del 1 de enero de 2008. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1 de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1 de enero de 2009). Muchos cambios textuales se han hecho en la revisión de la Norma, incluyendo cambios a los títulos de cada uno de los estados financieros (por ejemplo, el "balance general", en el futuro será referido como el "estado de situación financiera"). La mayoría de los cambios realizados no son de fondo. La gerencia se encuentra en proceso de análisis para efectuar los cambios que sean necesarios.

- NIC 23 "Costos de préstamo" Revisada (efectiva a partir del 1 de Enero 2009). Las modificaciones de la NIC 23 eliminan la opción disponible bajo la versión anterior de la Norma de reconocer los costos de los préstamos inmediatamente como un gasto. En la medida en que los costos de préstamos correspondan a la adquisición, construcción o producción de un activo calificado, la revisión de la Norma exige que sean capitalizados como parte del costo de ese activo. Todos los demás costos de préstamos incurridos deben ser registrados como gastos. Las modificaciones de la NIC 23 son en general para ser aplicadas prospectivamente a los costos de préstamos relacionados con activos calificados para los cuales la fecha para la capitalización sea igual o posterior a la fecha de entrada en vigor de la Norma revisada. La gerencia Compañía se encuentra en proceso de evaluación de los impactos de las modificaciones de la NIC 23 sobre las operaciones de la Compañía.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1 de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

- CINIIF 13 "Programas de lealtad de los clientes" (efectiva desde el 1 de julio de 2008). La gerencia de la Compañía se encuentra en proceso de evaluación de los posibles impactos que tiene el tratamiento contable de incentivos dados a sus clientes para adquirir bienes o servicios mediante el otorgamiento de premios (denominados "créditos de premio" en la interpretación) como parte de una transacción de venta.

- CINIIF 14 "IAS 19 – Límite sobre un beneficio definido. Activo, requerimientos mínimos de financiamiento" (efectiva desde el 1 de enero de 2008). CINIIF 14 aborda tres cuestiones: (i) cuando una restitución o una reducción de las contribuciones futuras debe ser considerada como "disponible" en el contexto de la NIC 19 "Retribuciones a los empleados"; (ii) cómo un requisito mínimo de financiamiento podría afectar a la disponibilidad de las reducciones en las

contribuciones futuras, y (iii) cuando un requisito mínimo de financiamiento podría dar lugar a una responsabilidad civil. La Interpretación concluye que un beneficio económico, en forma de un reembolso o reducción de las contribuciones futuras, es "disponible" si la entidad tiene un derecho incondicional a darse cuenta de que los beneficios en algún momento durante el período de vigencia del plan o cuando se liquida el plan, incluso si el beneficio no es realizable inmediatamente en la fecha del balance general. El beneficio económico disponible en forma de reembolsos o reducciones debe ser evaluado, de conformidad con los términos del plan y los requisitos legales, al monto máximo disponible. Esta interpretación no es relevante para las operaciones de la Compañía debido a que sus contratos colectivos vigentes no contemplan planes de beneficios definidos para sus empleados.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes a los años terminados el 31 de diciembre de 2007, 2006 y 2005, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 18 de abril de 2008, el 22 de abril de 2007 y el 21 de abril de 2006, respectivamente.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10, 11 y 13),
- Acumulaciones estimadas por pagar (Nota 13),
- Probabilidad de las contingencias (Notas 12 y 23),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 22),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 21).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de junio de 2008 y 31 diciembre de 2007, 2006 y 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma

prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

   Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y períodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	**% de derechos a voto**	**Razón por la que no se considera Asociada**
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.
Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En períodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En períodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia

reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por

escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2007, 2006 y 2005, la tasa promedio anual de interés fue de 13,68%, 12,39 % y 13,62 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 12 y 23).

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 30 de junio 2008 y 31 de diciembre de 2007, 2006 y 2005, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del 30 de junio de 2008, y de diciembre de 2007, 2006 y 2005, se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y

pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada período (Véase Nota 8). La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos. Para los años terminados el 31 de diciembre de 2007, 2006 y 2005, el promedio ponderado de acciones comunes emitidas y en circulación asciende a 2.035.934.496, 2.294.009.424 y 2.294.009.424, respectivamente.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre de cada período son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO:

Para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre de 2007, 2006 y 2005, el movimiento de las propiedades, planta y equipo se compone de (en bolívares fuertes):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario vehículos y equipo	Construcción en proceso	Total
COSTO:					
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.778
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.319
Retiros	-	13.749.783	-	(13.749.783)	-
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.343
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.440
Adiciones	185.326	4.208	-	2.675.793	2.865.327
Retiros	(1.598.000)	(89.158)	(10.804)	-	(1.697.962
Traspasos	141.418	2.144.397	-	(2.285.815)	-
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.805
Adiciones	470.026	-	-	2.250.454	2.720.480
Retiros	-	(71.098)	(125.430)	-	(196.528
Traspasos	225.361	2.095.742	121.579	(2.442.682)	-
Al 31 de diciembre de 2007	89.978.294	382.291.771	9.334.440	2.080.252	483.684.757
Adiciones	190.297	108.755	51.561	473.574	824.187
Retiros	-	-	-	(944.397)	(944.397
Traspasos	246.800	480.642	-	(727.442)	-
Al 30 de junio de 2008	90.415.391	382.881.168	9.386.001	881.987	483.564.547
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(3.176.955)	(16.210.783)	(1.171.695)	-	(20.559.433)
Retiros	-	6.362	-	-	6.362
Al 31 de diciembre de 2006	(11.143.411)	(53.291.654)	(3.211.044)	-	(67.646.109)

	Terrenos y edificios	Maquinarias y equipos	Mobiliario vehículos y equipo	Construcción en proceso	Total
Adiciones	(2.436.833)	(14.248.104)	(1.527.959)	-	(18.212.896)
Retiros	-	33.931	97.322	-	131.253
Al 31 de diciembre de 2007	(13.580.244)	(67.505.827)	(4.641.681)	-	(85.727.752)
Adiciones	(1.708.008)	(6.773.924)	(442.836)	-	(8.924.768)
Saldo al 30 de junio de 2008	(14.182.408)	(71.155.068)	(4.800.465)	-	(94.652.520)
Total al 30 de junio de 2008	75.127.139	308.601.417	4.301.484	881.987	388.912.027
Total al 31 de diciembre de 2007	76.398.050	314.785.944	4.692.759	2.080.252	397.957.005
Total al 31 de diciembre de 2006	78.139.496	326.975.473	6.127.247	2.272.480	413.514.696
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2007, 2006 y 2005, ascienden Bs. 5.224.779, Bs. 6.169.000 y Bs. 9.005.000, respectivamente (Véase Nota 17).

Al 31 de diciembre 2007, 2006 y 2005, los activos dados en arrendamientos ascienden a Bs. 19.808.000 y Bs. 21.761.000 y Bs. 9.928.000, respectivamente (Véase Nota 17).

Al 30 de junio de 2008 y diciembre 2007, 2006 y 2005, la Compañía mantiene activos por Bs. 6.729.515, Bs. 6.974.190, Bs. 8.052.935 y Bs. 9.076.000, respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Participaciones en empresas asociadas	-	-	-	-
Participaciones en negocios conjuntos	2.173.202	4.769.358	3.966.954	1.040.295
	2.173.202	4.769.358	3.966.954	1.040.295

Participaciones en empresas asociadas

Al 30 de junio de 2008 y 31 de diciembre 2007, 2006 y 2005, las participaciones en empresas asociadas se componen de lo siguiente (en bolívares fuertes):

	%	30-06-2008	2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 30 de junio de 2008 y 31 de diciembre 2007, 2006 y 2005, las participaciones en negocios conjuntos se componen de lo siguiente (en bolívares fuertes):

	%	2008	2007	2006	2005
Simco Recycling Inc.	50	-	-	-	(2.432.726)
Manpa Centroamérica, C.A.	50	2.173.202	4.769.358	3.966.954	3.473.021
		2.173.202	4.769.358	3.966.954	1.040.295

Al 30 de junio de 2008 y 31 de diciembre 2007, 2006 y 2005, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (2.596.156), (802.400), Bs. (503.100) y Bs. (919.600), respectivamente.

Al 30 de junio de 2008 y 31 de diciembre 2007, 2006 y 2005, la Compañía ha efectuado un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de estos análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducida a cero (0), y las cuentas por cobrar a compañías relacionadas al 30 de junio de 2008, 31 de diciembre de 2007 y 2006 incluyen una provisión por Bs. 2.073.711, Bs. 2.073.711 y Bs. 1.666.000, respectivamente (Véase Nota 18).

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación (en bolívares fuertes):

	2007	**2006**	**2005**
Activo circulante	13.760	16.676	12.414
Total activo	17.749	21.049	17.533
Pasivo circulante	14.938	19.251	14.568
Patrimonio	2.445	953	2.096
Total pasivo y patrimonio	17.749	21.049	17.533
Ventas netas	21.550	25.538	29.986
Utilidad (pérdida) en operaciones	1.065	(1.255)	(1.413)
Utilidad (pérdida) neta	1.356	(856)	(2.141)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, los inventarios se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Productos terminados	14.703.319	15.347.715	14.244.262	20.656.984
Productos en proceso	538.247	341.161	1.197.206	366.120
Materias primas	28.365.650	22.369.698	16.186.040	18.567.845
Repuestos	19.912.434	19.193.754	14.951.089	6.998.642
Inventario en tránsito	1.818.457	28.480.550	23.268.062	12.584.822
	65.338.107	85.732.878	69.846.659	59.174.413
Menos – provisión para obsolescencia	(4.755.584)	(4.755.584)	(3.381.920)	(1.663.283)
	60.582.523	80.977.294	66.464.739	57.511.130

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Para el período de seis meses terminado el 30 de junio de 2008 y los años terminados al 31 de diciembre de 2007, 2006 y 2005, el movimiento de la provisión para obsolescencia se compone de (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Saldo inicial	(3.381.920)	(3.381.920)	(1.663.283)	(2.055.479)
Provisión	(1.373.664)	(1.373.664)	(1.718.637)	-
Reverso				392.196
Saldo final	(4.755.584)	(4.755.584)	(3.381.920)	(1.663.283)

Producto de la evaluación técnica sobre la obsolescencia de inventarios efectuada por la gerencia de la Compañía durante el año 2007, ciertas cifras dentro del rubro de inventarios al 31 de diciembre de 2006 han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2007.

5. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2008 y 31 de diciembre 2007, 2006 y 2005, los efectos y cuentas por cobrar se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Comerciales	133.535.005	77.412.693	65.056.503	56.958.238
Compañías relacionadas (Nota 18)	10.610.066	12.153.725	10.058.465	12.413.496
Empleados	2.599.158	1.653.250	808.691	429.642
Deudores diversos	4.263.862	1.137.736	832.464	872.084
Impuesto sobre la renta pagado por anticipado (Nota 12)	163.027	1.095.323	928.779	2.400.339
IVA – pagado en exceso (Nota 12)	14.359.555	18.975.571	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 12)	-	1.683.824	1.601.280	1.492.571
Depósitos dados en garantía	7.879.495	6.586.270	2.593.169	7.523.954
	173.410.168	120.698.392	105.423.779	96.995.188
Menos – provisión para cuentas de cobro dudoso	(1.476.343)	(507.505)	(1.014.483)	(1.657.917)
	171.933.825	120.190.887	104.409.296	95.337.271

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 90 días, y para clientes de exportación entre 0 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Saldo inicial	(507.505)	(1.014.483)	(1.657.917)	(1.949.040)
Provisión	(968.838)	(69.406)	(99.000)	(772.485)
Castigos	-	576.384	364.008	1.063.608
Ajustes	-	-	378.426	-
Saldo final	(1.476.343)	(507.505)	(1.014.483)	(1.657.917)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Inversiones y acciones disponibles para la venta	106.102	117.071	219.543	902.184
Bonos disponibles para la venta	11.013	10.973	-	7.914.592
	117.115	128.044	219.543	8.816.776

Inversiones y acciones disponibles para la venta

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, las inversiones y acciones disponibles para la venta, comprenden lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Portafolio de inversión	83	83	83	759.578
Acciones en:				
Central Portuguesa, S.A.	354.516	354.516	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	106.102	116.988	219.460	142.606
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817	47.817
	508.518	519.321	621.876	1.304.517
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)	(402.333)
	106.185	117.071	219.543	902.184

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía mantiene Bs. 672.000 y Bs. 601.000 y Bs. 77.500 de (pérdidas) ganancias no realizadas de inversiones y acciones disponibles para la venta, respectivamente, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2007 y 2005, las inversiones disponibles para la venta comprenden lo siguiente (en bolívares fuertes):

	Costo de adquisición	Resultado no realizado	Valor razonable
2007			
Bono Venezolano TICC032019 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 21/03/2017, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,25%	6.052	(91)	5.961
Bono Argentino BODEN15N en US dólares, emitido por la República de Argentina, con vencimiento el 03/10/2015, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 7%	6.052	(1.040)	5.012
	12.104	(1.131)	10.973
2005			
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2007 y 2005, la Compañía mantiene Bs. 1.131.000 y Bs. Bs. 1.076.000, de pérdidas no realizadas de inversiones disponibles para la venta, respectivamente, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Al 31 de diciembre de 2006, las operaciones con bonos disponibles para la venta generaron pérdidas por Bs. 762.000 y se presentan en los resultados de la Compañía a esa fecha.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351.000) se encontraban garantizando préstamos recibidos de una institución financiera.

Resultado no realizado en inversiones

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, el resultado no realizado en inversiones, comprenden lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Inversiones y acciones disponibles para la venta	(671.544)	(671.544)	(601.095)	77.520
Bonos disponibles para la venta	(1.131)	(1.131)	-	(1.076.708)
	(672.675)	(672.675)	(601.095)	(999.188)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Efectivo en caja y bancos	33.699.673	11.159.753	4.842.404	2.808.221
Colocaciones bancarias	2.150	2.150	19.047.539	13.303.612
	33.701.823	11.161.903	23.889.943	16.111.833

8. PATRIMONIO

Capital social

Al 30 de junio 2008 y 31 de diciembre de 2007, el capital social de la Compañía comprende Bs. 22.941.000 de capital social (Bs. 22.940.094 al 31 de diciembre de 2006 y 2005) compuesto por 229.410.000 acciones comunes de Bs. 0,01 cada una (2.294.009.424 acciones comunes al 31 de diciembre de 2006 y 2005), totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor

nominal de Bs. 0,01 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

En Asamblea Extraordinaria de Accionistas celebrada el 14 de noviembre de 2007, se aprobó un aumento del capital social de la Compañía en Bs. 905,76 mediante la emisión de 90.576 acciones, con un valor nominal de Bs. 0,01 cada una. El capital fue suscrito y pagado por un sólo accionista, generándose una prima por Bs. 13.405,25. Asimismo, se aprobó el cambio del valor nominal de las acciones que conforman el capital social de la Compañía de Bs. 0,01 a Bs. 0,10 cada una, y como consecuencia de esto, la reducción de las acciones existentes para facilitar la conversión del capital social a bolívares fuertes (Véase Nota 20).

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2007, 2006 y 2005 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Filial:				
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(347.673)	(347.673)
Negocios Conjuntos:				
Manpa Centroamérica, C.A.	829.702	829.702	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)	(275.721)	(275.721)
	206.308	206.308	206.308	206.308

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

De acuerdo con lo establecido en la Ley de Mercado de Capitales en su artículo 112, las sociedades que hagan oferta pública de sus acciones, deberán establecer en sus estatutos la política de dividendos de forma tal que los inversionistas estén informados sobre el particular. La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo consideren convenientes.

De acuerdo con la citada ley, la Compañía debe repartir entre sus accionistas no menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.

Los estatutos sociales de la Compañía en su Cláusula Nº 16 recogen los términos establecidos en el Artículo 112 de la Ley de Mercado de Capitales cuando en ellos se expresa lo siguiente: "La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida. Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales. La asamblea ordinaria de accionistas de la Compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos". En este sentido, el Artículo 116 ejusdem establece que la utilidad del ejercicio que resulte inferior al porcentaje del

capital pagado debe destinarse a un aumento de capital hasta satisfacer el porcentaje referido.

Con fecha 18 de abril de 2008, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,015 por acción, para un total de Bs. 34.411.501.

Con fecha 27 de abril de 2007, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,012 por acción, para un total de Bs. 27.528.113. Igualmente con fecha 26 de octubre de 2007, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,022 por acción, para un total de Bs. 50.468.207.

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,012 por acción, para un total de Bs. 27.528.113. Igualmente con fecha 11 de agosto de 2006, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,017 por acción, para un total de Bs. 38.998.160.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,010 por acción, para un total de Bs. 22.940.094. Igualmente con fecha 07 deoctubre de 2005, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,010 por acción, para un total de Bs. 22.940.094.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2007, 2006 y 2005, las utilidades retenidas y el déficit acumulado de las filiales incluidas en las utilidades retenidas ascienden a Bs. 100.000 y Bs. 3.727.000 y Bs.8.605.000, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 39.066.000 y Bs. 155.663.000, respectivamente, al 31 de diciembre de 2007, Bs. 26.556.000 y Bs. 194.593.000, respectivamente, al 31 de diciembre de 2006, y Bs. 35.928.000 y Bs. 235.774.000, respectivamente, al 31 de diciembre de 2005, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2007, 2006 y 2005 la utilidad neta incluye Bs. 16.717.000 y Bs. 8.704.000 y Bs. 7.683.000 de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 50 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A. (25 acciones ordinarias de MANPA al 31 de diciembre de 2007 y 2006, respectivamente). El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2007, 2006 y 2005, el número de ADR en circulación es de 24.693.083, 41.159.966 y 31.959.483, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía es poseída en un 73,69%, 73,082%, y 70,53%, respectivamente, por inversionistas extranjeros. El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 22).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2007, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 16.906.000 al 28 de septiembre de 2007.

10. EMISIÓN DE BONOS QUIROGRAFARIOS A LARGO PLAZO

Al 30 de junio de 2008 y 31 de diciembre de 2007, la emisión de bonos quirografarios, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en bolívares fuertes):

	Importe vivo de la emisión	Tasa de interés anual (%)
Bolívares:		
Interés fijo, colocados a valor par en el año 2007	34.200.000	14,68%
Interés fijo, colocados a valor par en el año 2008	12.500.000	17,41%
	46.700.000	

Para el período de seis meses terminado el 30 de junio de 2008 y el año terminado el 31 de diciembre de 2007, el movimiento de la emisión de bonos quirografarios se compone de (en bolívares fuertes):

	30-06-2008	2007
Saldo inicial	34.200.000	-
Emisiones	12.500.000	34.200.000
Saldo final	46.700.000	34.200.000

Los bonos quirografarios emitidos en circulación están conformados por cuatro (4) series los cuales tienen como fecha de vencimiento el 08 de febrero de 2012 , 24 de septiembre de 2011, 01 de octubre de 2011 y 26 de octubre de 2011.

11. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de papeles comerciales

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en bolívares fuertes):

	30-06-2008	2007	2006	2005	Importe vivo de la emisión año 2008	Tasa de interés anual (%) año 2008
Bolívares:						
Interés fijo	13.000.000	10.925.263	11.396.409	2.946.531	12.583.552	16,50%

Para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre de 2007, 2006 y 2005, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Saldo inicial	10.925.263	11.396.409	2.946.531	2.890.210
Emisiones	15.991.500	24.252.400	29.883.600	8.808.700
Amortizaciones	(13.495.258)	(24.983.600)	(21.000.000)	(8.746.600)
Intereses neto	(421.505)	260.054	(433.722)	(5.779)
Saldo final	13.000.000	10.925.263	11.396.409	2.946.531

Los papeles comerciales emitidos en circulación están conformados por tres (3) series los cuales tienen como fecha de vencimiento el 29 de abril, 19 de agosto y 26 de septiembre de 2008.

Durante los años terminados el 31 de diciembre de 2007, 2006 y 2005, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 699.000, Bs. 1.056.000 y Bs. 332.000.

Préstamos a corto plazo

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, los préstamos a corto plazo están representados por (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables	29.493.092	15.255.518	38.169.882	47.019.985

Al 31 de diciembre de 2007, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 246.750.000, y tiene disponibles Bs. 180.125.000, neto de cartas de crédito vigentes (Véase Nota 23), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados oscilaron entre 17% y 25% para el período de seis meses terminado el 30 de junio de 2008, entre 14% y 17% para el año 2007, 9,50% y 15% para el año 2006, y 10,50% y 15% para el año 2005.

12. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 30 de junio de 2008, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2007, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2007, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 5.931.000, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal para el 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, son los siguientes (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Cuentas por cobrar:				
Impuesto sobre la renta pagado en exceso (Nota 5)	163.027	1.095.323	928.779	2.400.339
IVA – pagado en exceso (Nota 5)	14.359.555	18.975.571	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 5)	-	1.683.824	1.601.280	1.492.571
	14.522.582	21.754.718	26.074.487	18.797.774
Cuentas por pagar:				
Impuesto sobre la renta por pagar	16.363.879	8.728.831	2.409.289	293.748
IVA de terceros retenido por pagar (Nota 13)	920.112	1.035.823	1.018.384	918.252
Impuesto a las transacciones financieras (Nota 13)	-	9.795	-	-
	17.283.991	9.774.449	3.427.673	1.212.000

Durante el mes de noviembre de 2005, la Compañía realizó las gestiones necesarias ante el Servicio Nacional de Administración Aduanera y Tributaria (SENIAT), para la solicitud de aprobación de reintegro de Bs. 10.808.000 correspondientes a retenciones de IVA soportadas y no descontadas en declaraciones, logrando la aprobación de Bs. 429.000 de la filial Transportes Alpes, C.A. y posterior cesión a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), los cuales serán compensados contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2006.
En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 3.600.000 y Bs. 6.212.900, aproximadamente, mediante las Resoluciones Nº 0780066125 y Nº 0780066127, respectivamente, ambas de fecha 30 de marzo de 2007 emitidas por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En las citadas resoluciones se acuerda el traslado de las cantidades antes mencionadas, de su Cuenta de Retenciones IVA Acumuladas por Descontar a su Cuenta de Créditos Tributarios, a los fines de su compensación contra la Declaración de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2006 y la Declaración Estimada de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2007, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 450.000, mediante la Resolución Nº 0780066123 de fecha 30 de marzo de 2007 emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En la citada resolución se acuerda el traslado de la cantidad antes mencionada, de su Cuenta de Retenciones IVA Acumuladas por Descontar a la Cuenta de Créditos Tributarios de Turbogeneradores Maracay, C.A., compañía relacionada, a los fines de su compensación contra Declaración de Impuesto Sobre la Renta a Personas Jurídicas, correspondiente al ejercicio fiscal de la compañía relacionada terminado el 31 de diciembre de 2006. La cesión de estos créditos fiscales fue pactada entre

las partes por Bs. 423.000, generándose una pérdida de Bs. 27.000 mil registrada en los resultados del ejercicio.

En julio de 2007, la Compañía solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 14.907.000, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde julio de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. El crédito fiscal antes citado, será empleado para la compensación, de acuerdo con el artículo 49 del Código Orgánico Tributario, de obligaciones por concepto de Declaración Definitiva de Impuesto sobre la Renta causado en el ejercicio fiscal terminado el 31 de diciembre de 2007.

En julio de 2007, la filial Transportes Alpes, C.A. solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 463.900, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde agosto de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. La filial está realizando la gestión necesaria para obtener la aprobación de cesión del crédito fiscal antes citado a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), el cual será compensado contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2007.

Impuesto sobre la renta

La provisión para impuesto sobre la renta para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre 2007, 2006 y 2005, se detalla a continuación (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Impuesto sobre la renta neta fiscal	15.771.932	16.003.174	8.265.695	8.821.272
Menos:				
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	-	(277.350)	(342.329)	(1.342.708)
	15.771.932	15.725.824	7.923.366	7.478.564
Impuesto sobre la renta de ejercicio anterior	-	1.190.992	832.151	829.338
Total impuesto sobre la renta corriente	15.771.932	16.916.816	8.755.517	8.307.902
Impuesto sobre la renta diferido	(4.368.357)	(11.535.326)	(8.279.463)	(12.684.919)
	11.403.575	5.381.490	476.054	(4.377.017)

Durante los años terminados el 31 de diciembre de 2007, 2006 y 2005, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2007		2006		2005	
	Bs.	%	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	16.394.571	34,00	10.420.865	34,00	10.682.124	34,00
Efecto sobre la utilidad contable histórica por la aplicación de Normas Internacionales de Información Financiera	2.722.665	5,64	3.495.387	11,40	6.256.682	19,90
Reserva por valuación de impuesto diferido activo	8.463.980	17,55	3.098.829	10,11	-	-
Ajuste fiscal por inflación	(22.893.681)	(47,48)	(18.604.860)	(60,70)	(22.776.675)	(72,52)
Otros gastos no deducibles	3.176.596	6,59	3.595.161	11,73	4.772.593	15,19
Otros ingresos no gravables	(2.205.291)	(4,57)	(1.186.999)	(3,87)	(1.969.033)	(6,27)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(277.350)	(0,58)	(342.329)	(1,12)	(1.342.708)	(4,27)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	5.381.490	11,15	476.054	1,55	(4.377.017)	(13,97)

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias

importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal de los años terminados el 31 de diciembre de 2006 y 2005. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2007, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2007, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2007, la Compañía a través de su filial Transporte Alpes, C.A. mantiene pérdidas fiscales operativas trasladables por Bs. 1.348.000 (la cual expira en 2010) y pérdidas fiscales por inflación trasladables por Bs. 189.000 (la cual expira en 2008). Al 31 de diciembre de 2006, la Compañía y sus filiales no mantenían pérdidas fiscales operativas trasladables. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, C.A. mantenía pérdidas fiscales por inflación trasladables por Bs. 1.210.500.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2007, 2006 y 2005, la filial del exterior Vencaribbean Paper Products, Ltd. mantienen pérdidas fiscales trasladables por Bs. 7.132.000, Bs. 8.736.000 y Bs. 9.476.000, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido para el 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, se muestra a continuación (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Pasivo por impuesto sobre la renta diferido				
Diferencias de base sobre propiedades, planta y equipo	52.483.743	57.201.878	67.819.342	74.491.457
Ingresos por arrendamientos sobre la base del efectivo	101.815	101.815	702.833	1.189.084
	52.585.558	57.303.693	68.522.175	75.680.541
Activo por impuesto sobre la renta diferido				
Diferencias de base sobre inventarios	31.746.232	25.652.632	19.164.597	16.377.772

	30-06-2008	2007	2006	2005
Provisiones y apartados	2.051.692	1.899.109	882.222	310.820
Diferencias de base sobre inversiones	5.060.263	5.041.420	4.107.506	2.525.891
Pérdidas fiscales trasladables	1.017.317	1.538.522	1.192.104	1.836.373
Créditos fiscales trasladables	-	-	4.430	80.077
	39.875.504	34.131.683	25.350.859	21.130.933
Menos – reserva de valuación	17.656.409	11.562.809	3.098.829	-
	22.219.095	22.568.874	22.252.030	21.130.933
Neto de impuesto diferido	30.366.463	34.734.819	46.270.145	54.549.608

13. CUENTAS POR PAGAR

Al 30 de junio de 2008 y 31 de diciembre 2007 2006 y 2005, las cuentas por pagar se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Comerciales	53.624.856	85.981.426	88.106.488	53.780.859
Partes relacionadas (Nota 18)	3.193.486	2.764.874	7.470.640	8.585.122
Otros	1.629.899	4.624.941	3.730.177	2.229.675
IVA de terceros retenido por pagar (Nota 12)	920.112	1.035.823	1.018.384	918.252
Gastos acumulados por pagar	31.959.205	10.683.333	6.106.817	7.284.469
Impuesto a las transacciones financieras (Nota 12)	-	9.795	-	-
	91.327.558	105.100.192	106.432.506	72.798.377

La cuenta de acreedores comerciales y otras cuentas a pagar incluyen principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2007 2006 y 2005, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.359.000, Bs. 2.477.000 y Bs. 1.505.000, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

- El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.
- Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.

- En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.
- El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2007, el 90% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., The Walt Disney Company y The Joester Loria Group.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

14. INGRESOS

Para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre de 2007, 2006 y 2005, los ingresos se componen de lo siguiente (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Ventas de bienes	380.633.493	534.894.679	430.244.838	373.406.646
Ingresos por alquileres	2.658.368	3.905.840	2.303.109	845.910
Ingresos por servicios	2.109.646	1.936.491	1.105.983	807.724
	385.401.507	540.737.010	433.653.930	375.060.280

15. RESULTADOS DEL AÑO

Para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre de 2007, 2006 y 2005, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Depreciación y amortización	8.924.768	18.212.896	20.559.433	22.299.074
Costo de inventario reconocido en resultados	151.554.632	277.426.947	256.034.115	169.488.295
Beneficios a empleados	65.038.246	90.749.702	63.754.311	42.954.679

16. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2007; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre 2007, 2006 y 2005 (en bolívares fuertes):

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
30-06-2008					
Estado de Resultados					
Ventas locales	167.438.694	205.940.157	4.192.128	-	377.570.979
Ventas de exportación	999.500	6.831.028	-	-	7.830.528
Ventas entre segmentos – local	-	-	6.977.973	(6.977.973)	-
Ventas entre segmentos - exportación	38.547	547.351	-	(585.898)	-
Total ingresos	168.476.741	213.318.536	11.170.101	(7.563.871)	385.401.507
Costos y gastos	139.246.268	150.158.817	9.525.577	(7.413.512)	291.517.150
Resultado de operación	29.230.473	63.159.719	1.644.524	(150.359)	93.884.357
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(2.596.156)
Ingresos financieros	-	-	-	-	221.197
Gastos financieros y otros	-	-	-	-	(28.155.159)
Resultados antes de impuestos	-	-	-	-	63.354.239
Resultado después de impuestos	-	-	-	-	51.950.664
Depreciación	4.179.514	4.011.566	733.688	-	8.924.768
Inversiones de capital	602.650	115.296	106.239	-	824.185
Balance general					
Activo					
Activos por segmentos	300.360.110	261.089.088	45.357.862	(19.218.037)	587.589.023
Activos por segmentos corporativos	-	-	-	-	45.312.927
Participaciones en empresas asociadas	2.173.202	-	-	-	2.173.202
Activos corporativos no distribuidos	-	-	-	-	29.402.959
Activo total consolidado	302.533.312	261.089.088	45.357.862	(19.218.037)	664.478.111
Pasivo					
Pasivos por segmentos	35.682.688	40.750.412	6.605.764	(18.248.037)	64.790.827
Pasivos por segmentos corporativos	-	-	-	-	129.961.284
Pasivos corporativos no distribuidos	-	-	-	-	99.930.940
Pasivo total consolidado	35.682.688	40.750.412	6.605.764	(18.248.037)	294.683.051
2007					
Estado de Resultados					
Ventas locales	257.561.849	255.381.960	6.554.928	-	519.498.737
Ventas de exportación	7.937.465	13.300.808	-	-	21.238.273
Ventas entre segmentos - local	-	-	12.676.594	(12.676.594)	-
Ventas entre segmentos - exportación	217.492	1.212.168	-	(1.429.660)	-
Total ingresos	265.716.806	269.894.936	19.231.522	(14.106.254)	540.737.010

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Costos y gastos	259.330.716	221.523.743	17.196.480	(13.813.529)	484.237.410
Resultado de operación	6.386.090	48.371.193	2.035.042	(292.725)	56.499.600
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	802.404
Ingresos financieros	-	-	-	-	850.632
Gastos financieros y otros	-	-	-	-	(9.877.969)
Resultados antes de impuestos	-	-	-	-	48.274.667
Resultado después de impuestos	-	-	-	-	42.893.177
Depreciación	8.259.504	8.221.767	1.731.625	-	18.212.896
Inversiones de capital	1.683.475	566.980	470.025	-	2.720.480
Balance general					
Activo					
Activos por segmentos	279.914.997	260.952.878	53.718.230	(24.662.066)	569.924.039
Activos por segmentos corporativos	-	-	-	-	34.278.422
Participaciones en empresas asociadas	4.769.358	-	-	-	4.769.358
Activos corporativos no distribuidos	-	-	-	-	8.830.114
Activo total consolidado	-	-	-	-	617.801.933
Pasivo					
Pasivos por segmentos	77.207.450	27.469.612	5.423.852	(18.183.977)	91.916.937
Pasivos por segmentos corporativos	-	-	-	-	100.043.373
Pasivos corporativos no distribuidos	-	-	-	-	74.341.196
Pasivo total consolidado	-	-	-	-	266.301.506
2006					
Estado de Resultados					
Ventas locales	211.418.577	196.832.169	3.147.919	-	411.398.665
Ventas de exportación	9.061.070	13.194.195	-	-	22.255.265
Ventas entre segmentos - local	-	-	10.796.623	(10.796.623)	-
Ventas entre segmentos - exportación	8.691.194	3.437.429	-	(12.128.623)	-
Total ingresos	229.170.841	213.463.793	13.944.542	(22.925.246)	433.653.930
Costos y gastos	216.445.800	189.510.810	13.204.139	(22.429.497)	396.731.252
Resultado de operación	12.725.041	23.952.983	740.403	(495.749)	36.922.678
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	503.194
Ingresos financieros	-	-	-	-	1.134.458

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Gastos financieros y otros	-	-	-	-	(7.861.316)
Resultados antes de impuestos	-	-	-	-	30.699.014
Resultado después de impuestos	-	-	-	-	30.222.960
Depreciación	10.093.840	8.704.922	1.760.671	-	20.559.433
Inversiones de capital	908.412	1.956.915	-	-	2.865.327
Balance general					
Activo					
Activos por segmentos	263.619.916	297.682.031	52.078.290	(46.764.370)	566.615.867
Activos por segmentos corporativos	-	-	-	-	33.090.250
Participaciones en empresas asociadas	3.966.954	-	-	-	3.966.954
Activos corporativos no distribuidos	-	-	-	-	11.429.561
Activo total consolidado					615.102.632
Pasivo					
Pasivos por segmentos	76.544.982	42.440.980	14.270.301	(47.734.370)	85.521.893
Pasivos por segmentos corporativos	-	-	-	-	89.642.829
Pasivos corporativos no distribuidos	-	-	-	-	53.277.071
Pasivo total consolidado					228.441.793
2005					
Estado de Resultados					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Balance general					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

17. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 1.209.635, Bs. 3.905.840, Bs. 2.303.109 y Bs.846.000, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a cinco (5) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2007 serán renovados automáticamente.

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en bolívares fuertes):

	2007	2006	2005
Menos de un año	4.528.921	3.382.952	2.139.037
Hasta dos años	2.942.446	3.723.952	2.167.037
Más de dos años	3.780.000	-	-
	11.251.367	7.106.904	4.306.074

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (Véase Nota 2).

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

18. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2007, 2006 y 2005, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en bolívares fuertes):

	2007	2006	2005
Compras de energía eléctrica	18.214.984	17.434.815	17.426.164
Ventas de inventarios	7.941.202	8.664.749	9.332.460
Compras de inventarios	7.917.188	12.286.294	9.172.106
Servicios administrativos	38.700	41.925	25.340

Producto de estas transacciones, y otras de menor importancia, al 30 de junio de 2008 y 31 de diciembre de 2007, 2006 y 2005, se generaron los siguientes saldos por cobrar y por pagar (en bolívares fuertes):

	30-06-2008	2007	2006	2005
Cuentas por cobrar:				
MANPA Centroamérica, C.A. (negocio conjunto)	958.577	6.086.103	6.405.353	7.011.952
Simco Recycling, Inc. (negocio conjunto)	6.136.887	4.838.785	4.858.012	4.816.468
Turbogeneradores Maracay, C.A. *	5.047.604	2.171.764	30.899	6.921
Agroindustrial Mandioca, C.A. (empresa asociada)	-	834.450	144.983	342.150
Corporación Industrial de Energía, C.A. S.A.C.A.	539.870	296.534	251.642	203.848
Turboven Maracay Company Inc. Sucursal*	-	-	33.576	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	1.039	-	-	1.040
	12.683.977	14.227.636	11.724.465	12.413.496

	30-06-2008	2007	2006	2005
Menos – provisión para cuentas de cobro dudoso	2.073.911	2.073.911	1.666.000	-
	10.610.066	12.153.725	10.058.465	12.413.496
Cuentas por pagar:				
Simco Recycling, Inc. (negocio conjunto)	3.913.486	2.764.874	3.192.306	4.290.388
Turbogeneradores Maracay, C.A. *	-	-	4.155.424	3.411.542
Turboven Maracay Company Inc. *	-	-	101.746	100.160
Turboven Cagua Company Inc. *	-	-	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	-	1.382	-
MANPA Centroamérica, C.A. (negocio conjunto)	-	-	-	763.250
	3.913.486	2.764.874	7.470.640	8.585.122

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Durante el año 2006, la Compañía decidió crear una provisión por Bs. 1.666.000, correspondientes a las cuentas por cobrar de Simco Recycling, Inc. (Véase Nota 3). Al 31 de marzo de 2008 y 31 diciembre de 2007 el monto de dicha provisión asciende a Bs. 2.073.911.

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

19. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2007 a la Junta Directiva por este concepto ascendió a Bs. 305.300, Bs. 360.800 en el año 2006 y Bs. 469.700 en el año 2005.

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2007, 2006 y 2005, fue de Bs. 37,63 y Bs. 33,60 en el 2007, Bs. 33,60 y Bs. 29,40 en el 2006 y Bs. 29,40 y Bs. 24,70 en el 2005, respectivamente. El importe pagado por este concepto al 31 de

diciembre de 2007 fue de Bs. 1.354.700, Bs. 1.128.900 en el año 2006 y Bs. 1.058.400 en el año 2005.

Retribuciones saláriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2007 por las 46 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 9.186.300 (Bs. 7.620.200 en el año 2006 por 48 personas y unos Bs. 5.349.700 en el año 2005 por 41 personas.)

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2007 ascendió a Bs. 72.520, aproximadamente (Bs. 51.800 en el año 2006 y Bs. 42.300 en el año 2005).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2007	2006	2005
Retribuciones a corto plazo a administradores	7.727.269	6.434.048	4.814.730
Prestaciones post empleo	1.459.045	1.186.216	534.970
Retribuciones a la Junta Directiva	1.660.000	1.489.843	1.528.183

20. LEYES VIGENTES

Ley Habilitante

Con fecha 1° de febrero de 2007, la Asamblea Nacional aprobó una Ley que autoriza al Presidente de la República para dictar decretos con rango, valor y fuerza de la ley en un grupo de materias delegadas, por un período de dieciocho (18) meses a partir de la publicación de la mencionada Ley en la Gaceta Oficial de la República Bolivariana de Venezuela. De acuerdo con el texto de la mencionada Ley, las materias objeto de ésta autorización comprenden, entre otras, diversidad

de temas en los ámbitos de Transformación de las Instituciones del Estado, Participación Popular, Económico y Social, Financiera, Tributaria y Energética.

Ley de Reconversión Monetaria

Con fecha 6 de marzo de 2007, la Presidencia de la República aprobó un decreto con rango, valor y fuerza de ley de reconversión monetaria el cual contempla, a partir del 1° de enero de 2008, una reexpresión de la unidad del sistema monetario en el equivalente de mil bolívares actuales.

De acuerdo con el texto del mencionado decreto-ley, a partir de esa fecha los precios, salarios y demás prestaciones de carácter social, así como los tributos y demás sumas en moneda nacional contenidas en estados financieros u otros documentos contables, o en títulos de crédito y en general, cualquier operación o referencia expresada en moneda nacional, deberán expresarse conforme al bolívar reexpresado ("Bolívares Fuertes" o "Bs.F"). Así mismo, establece la expresión en la nueva unidad monetaria de aquellos estados financieros de ejercicios concluidos antes del 1° de enero de 2008, cuya aprobación se efectúe con posterioridad a esa fecha.

Impuesto a las Transacciones Financieras

En el marco de la Ley Habilitante concedida al Presidente de la República, fue publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.852 Extraordinario de fecha 5 de octubre de 2007, el Decreto Nº 5.620 con Rango Valor y Fuerza de Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y Entidades Económicas sin Personalidad Jurídica.

El Decreto establece una alícuota 1,5% sobre el importe de cada débito en cuenta u operación para las siguientes transacciones celebradas por las personas jurídicas, entidades económicas sin personalidad jurídica (tales como comunidades, sociedades irregulares o de hecho y consorcios), y aquellas calificadas como sujeto especial y vinculadas jurídicamente con las mismas, por las cancelaciones (compensación, novación y condonación de deudas) que efectúen sin mediación de las instituciones financieras:

a. Los débitos en cuentas bancarias, de corresponsalía, depósitos en custodia o en cualquier otra clase de depósitos, a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero, realizados en bancos y otras instituciones financieras.
b. La cesión de cheques, valores, depósitos en custodia pagados en efectivo y cualquier otro instrumento negociable, a partir del segundo endoso.
c. La adquisición de cheques de gerencia.
d. Las operaciones activas efectuadas por bancos y otras instituciones financieras.

e. La transferencia de valores en custodia entre distintos titulares, aun cuando no exista un desembolso a través de una cuenta.
f. La cancelación de deudas efectuadas sin mediación del sistema financiero, por el pago u otro medio de extinción.
g. Los débitos en cuentas que conformen sistemas de pagos organizados privados, no operados por el Banco Central de Venezuela y distintos del Sistema Nacional de Pagos.
h. Los débitos en cuentas para pagos transfronterizos.

Se encuentran exentos del mencionado impuesto, entre otros: 1. Las entidades de carácter público con o sin fines empresariales; 2. Los débitos que generen la compra, venta y transferencia de la custodia en títulos valores emitidos o avalados por la República o el Banco Central de Venezuela, así como los débitos o retiros relacionados con la liquidación del capital o intereses de los mismos; 3. Las operaciones de transferencias de fondos que realice él o la titular entre sus cuentas, en bancos o instituciones financieras constituidas y domiciliadas en el País (no se aplica a las cuentas con más de un titular); y 4. Los débitos o retiros realizados en las cuentas de la Cámara de Compensación Bancaria.

El impuesto previsto en este Decreto no será deducible del Impuesto Sobre la Renta.

Este Decreto entrará en vigencia a partir del 1° de noviembre de 2007 hasta el 31 de diciembre de 2008.

21. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios; sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el período de seis meses terminado el 30 de junio de 2008 y los años terminados el 31 de diciembre de 2007, 2006 y 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2008 y diciembre de 2007, 2006 y 2005, la Compañía no posee concentraciones significativas de riesgos de crédito distintos a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2007, 2006 y 2005 representan aproximadamente el 4,1%, 8,5% y 20% de las ventas netas consolidadas, respectivamente.

22. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen

para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2008 y al 31 de diciembre de 2007 2006 y 2005, registrados en bolívares a la tasa de cambio oficial de Bs. 2,15 por US$ 1,00 (en miles de dólares estadounidenses):

	30-06-2008	**2007**	**2006**	**2005**
		(En miles de US$)		
Activo:				
Efectivo e inversiones temporales	11.998	4.538	9.342	5.701
Inversiones disponibles para la venta	-	-	-	4.035
Cuentas por cobrar comerciales	1.977	1.826	1.629	1.325
Cuentas por cobrar a compañías relacionadas	2.757	4.208	4.555	5.600
Depósitos dados en garantía	3.665	3.063	1.206	3.500
Anticipos a proveedores y deudores diversos	3.878	567	109	1.388
	24.275	14.202	16.841	21.549
Pasivo:				
Cuentas por pagar comerciales	17.027	31.362	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.485	1.671	1.485	2.350
Gastos acumulados por pagar y otras	14	435	450	1.043
	18.526	33.468	32.385	22.444

23. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26.000.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. El monto de dicha fianza ascendía a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se convino que en el caso de venta de los inmuebles gravados, esta garantía sería sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas. Durante el año 2006, la fianza y la garantía hipotecaria quedaron totalmente liberadas.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2007, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 39.000.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2007, las cartas de crédito abiertas por estos conceptos alcanzan US$ 26,21 millones (Bs. 56.361.000).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.920.000 aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2007, 2006 y 2005, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

13.2 Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2007, 2006 y 2005.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo – Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PÚBLICOS INDEPENDIENTES

A la Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorías de los estados financieros adjuntos de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales**, los cuales comprenden los balances generales consolidados al 31 de diciembre de 2007, 2006 y 2005, los estados consolidados de resultados, de movimiento en las cuentas de patrimonio, y de flujos de efectivo por los años terminados en esas fechas, y un resumen de las políticas contables significativas, así como otras notas explicativas.

Responsabilidad de la Gerencia sobre los estados financieros

La gerencia es responsable por la preparación y la presentación razonable de estos estados financieros de conformidad con las Normas Internacionales de Información Financiera. Esta responsabilidad incluye: diseñar, implementar y mantener un control interno relevante para la preparación y presentación razonable de estados financieros que estén libres de errores significativos, bien sea debido a fraude o error; seleccionar y aplicar políticas contables adecuadas; y realizar estimaciones contables que sean razonables de acuerdo con las circunstancias.

Responsabilidad del contador público

Nuestra responsabilidad es expresar una opinión sobre dichos estados financieros consolidados con base en nuestras auditorías. Efectuamos nuestras auditorías de acuerdo con las Normas Internacionales de Auditoría. Esas normas requieren que cumplamos con requerimientos éticos y que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están libres de errores significativos.

Una auditoría consiste en desarrollar procedimientos para obtener evidencia de auditoría acerca de los montos y revelaciones en los estados financieros. Los procedimientos seleccionados dependen del juicio del contador público, incluyendo la evaluación de los

riesgos de errores significativos en los estados financieros, bien sea debido a fraude o error. En cuanto a las evaluaciones de riesgo, el contador público considera el control interno de la Compañía relevante para la preparación y presentación razonable de los estados financieros, con el fin de diseñar procedimientos de auditoría que sean apropiados de acuerdo con las circunstancias, pero no con el propósito de expresar una opinión sobre la efectividad del control interno de la Compañía. Una auditoría también incluye una evaluación de lo apropiado de las políticas contables utilizadas y de la razonabilidad de las estimaciones contables hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros.
Consideramos que la evidencia de auditoría que hemos obtenido es suficiente y apropiada para proporcionar una base razonable para nuestra opinión.

Opinión

En nuestra opinión, los estados financieros adjuntos presentan razonablemente, en todos sus aspectos substanciales, la situación financiera consolidada de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2007, 2006 y 2005, los resultados consolidados de sus operaciones y los flujos consolidados de efectivo por los años terminados en esas fechas, de conformidad con las Normas Internacionales de Información Financiera.

Sin expresar una salvedad en nuestra opinión, hacemos referencia a lo indicado en la Nota 1 a los estados financieros consolidados. Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de sus estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las Resoluciones Nº 157-2004 y 177- 2005, emitidas por la Comisión Nacional de Valores (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A.
Contador Público
CPC Nº 26.120
CNV Nº C-891

Caracas – República Bolivariana de Venezuela, 20 de febrero de 2008

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes)

	NOTAS	2007	2006	2005
ACTIVO				
ACTIVO NO CORRIENTE:				
Propiedades, planta y equipo - neto	2	397.957.005	413.514.696	432.900.402
Participaciones en asociadas y negocios conjuntos	3	4.769.358	3.966.954	1.040.295
Total activo no corriente		402.726.363	417.481.650	433.940.697
ACTIVO CORRIENTE:				
Gastos pagados por anticipado		816.416	976.279	1.111.934
Inventarios	4	80.977.294	66.464.739	57.511.130
Anticipos a proveedores		1.801.026	1.661.182	3.520.063
Efectos y cuentas por cobrar - neto	5	120.190.887	104.409.296	95.337.271
Inversiones disponibles para la venta	6	128.044	219.543	8.816.776
Efectivo y equivalentes de efectivo	7	11.161.903	23.889.943	16.111.833
Total activo corriente		215.075.570	197.620.982	182.409.007
TOTAL		617.801.933	615.102.632	616.349.704
PATRIMONIO Y PASIVO				
PATRIMONIO:	8 y 9			
Capital social		69.633.596	69.632.690	69.632.690
Prima en emisión de acciones		13.405	-	-
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior		206.308	206.308	206.308
Utilidades retenidas:				
Reserva legal		6.963.360	6.963.269	6.963.269
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias		119.593.551	119.593.551	119.593.551
No distribuidas		155.762.882	190.866.116	227.169.429
Resultado no realizado en inversiones	6	(672.675)	(601.095)	(999.188)
Total patrimonio		351.500.427	386.660.839	422.566.059
PASIVO NO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a largo plazo		7.256.889	4.826.028	3.572.106
Bonos quirografarios	10	34.200.000	-	-
Impuesto sobre la renta diferido	12	34.734.819	46.270.145	54.549.608
Total pasivo no corriente		76.191.708	51.096.173	58.121.714
PASIVO CORRIENTE:				
Apartado para prestaciones por antigüedad, neto de anticipos a corto plazo		7.874.205	5.236.560	3.869.781
Papeles comerciales	11	10.925.263	11.396.409	2.946.531
Préstamos a corto plazo	11	15.255.518	38.169.882	47.019.985
Dividendos por pagar	8	42.225.789	13.700.974	8.733.509
Impuesto sobre la renta por pagar	12	8.728.831	2.409.289	293.748
Cuentas por pagar	13	105.100.192	106.432.506	72.798.377
Total pasivo corriente		190.109.798	177.345.620	135.661.931
Total pasivo		266.301.506	228.441.793	193.783.645
TOTAL		617.801.933	615.102.632	616.349.704

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes, excepto la utilidad neta por acción la cual está expresada en bolívares)

	NOTAS	2007	2006	2005
Ingresos por ventas	14	540.737.010	433.653.930	375.060.280
Costo de ventas	15	418.405.033	339.785.638	284.444.405
Utilidad bruta		122.331.977	93.868.292	90.615.875
Costos y gastos:				
Gastos de ventas	15	40.858.899	35.121.317	30.939.453
Gastos generales y administrativos	15 y 19	24.982.689	21.908.182	18.985.181
Utilidad en venta de activos	1 y 2	(9.211)	(83.885)	-
		65.832.377	56.945.614	49.924.634
Utilidad en operaciones		56.499.600	36.922.678	40.691.241
Participación en resultados de negocios conjuntos	3	802.404	503.194	(919.621)
Costos financieros		(7.338.490)	(6.480.701)	(4.664.484)
Ingresos financieros		850.632	1.134.458	678.654
Diferencias en cambio - neto		(27.226)	(61.402)	3.565.400
Ganancia (pérdida) en operaciones de permuta con títulos valores		902.083	-	(3.671.665)
Pérdida en venta de inversiones disponibles para la venta	6	-	(762.975)	-
Otros ingresos (egresos):				
Comisiones ADR		(257.782)	(514.814)	(505.370)
Impuesto al débito bancario		-	(392.141)	(3.089.757)
Impuesto a las transacciones financieras		(2.554.009)	-	-
Otros - neto		(602.545)	350.717	(623.152)
		(8.224.933)	(6.223.664)	(9.229.995)
Utilidad antes de impuestos		48.274.667	30.699.014	31.461.246
Impuesto sobre la renta	12	(5.381.490)	(476.054)	4.377.017
Utilidad neta		42.893.177	30.222.960	35.838.263
Utilidad neta por acción:				
Básica	1	21,07	13,17	15,62
Diluida	1	21,07	13,17	15,62

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes)

					Utilidades retenidas				
	Notas	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Reserva legal	Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2004		69.632.690	-	28.224	6.963.269	119.593.551	237.211.354	156.935	433.586.023
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(1.156.123)	(1.156.123)
Resultado por traducción		-	-	178.084	-	-	-	-	178.084
Utilidad reconocida directamente en el patrimonio		-	-	178.084	-	-	-	(1.156.123)	(978.039)
Utilidad neta del año		-	-	-	-	-	35.838.263	-	35.838.263
Total utilidades y utilidad reconocidas en el año		-	-	178.084	-	-	35.838.263	(1.156.123)	34.860.224
Dividendos decretados	8	-	-	-	-	-	(45.880.188)	-	(45.880.188)
SALDOS AL 31 DE DICIEMBRE DE 2005		69.632.690	-	206.308	6.963.269	119.593.551	227.169.429	(999.183)	422.566.059
Valor razonable de inversiones disponibles para la venta		-	-	-	-	-	-	(364.882)	(364.882)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(364.882)	(364.882)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	762.975	762.975
Utilidad neta del año		-	-	-	-	-	30.222.960	-	30.222.960
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	30.222.960	398.093	30.621.053
Dividendos decretados	6	-	-	-	-	-	(66.526.273)	-	(66.526.273)
SALDOS AL 31 DE DICIEMBRE DE 2006		69.632.690	-	206.308	6.963.269	119.593.551	190.866.116	(601.095)	386.660.839
Valor razonable de inversiones disponibles para la venta	6	-	-	-	-	-	-	(1.131)	(1.131)
Pérdida reconocida directamente en el patrimonio		-	-	-	-	-	-	(1.131)	(1.131)
Resultado realizado en inversiones disponibles para la venta		-	-	-	-	-	-	(70.449)	(70.449)
Utilidad neta del año		-	-	-	-	-	42.893.177	-	42.893.177
Total utilidades y pérdidas reconocidas en el año		-	-	-	-	-	42.893.177	(71.580)	42.821.597
Aumento de capital	8	906	13.405	-	-	-	-	-	14.311
Dividendos decretados	8	-	-	-	-	-	(77.996.320)	-	(77.996.320)
Asignación del año		-	-	-	91	-	(91)	-	-
SALDOS AL 31 DE DICIEMBRE DE 2007		69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007, 2006 Y 2005
(Expresados en bolívares fuertes)

	NOTAS	2007	2006	2005
ACTIVIDADES OPERACIONALES:				
Utilidad neta		42.893.177	30.222.960	35.838.263
Ajustes para conciliar la utilidad neta con el efectivo provisto				
por las actividades operacionales:				
Diferencias en cambio - neto	22	27.226	61.402	(3.565.400)
Participación en resultados de negocios conjuntos	3	(802.404)	(503.194)	919.621
Resultado por reducción de participación patrimonial en negocio conjunto	3	407.911	(766.726)	-
Provisión para impuestos	12	5.381.490	476.054	(4.377.017)
Resultado realizado en inversiones disponibles para la venta		-	762.975	-
Resultado por disminución de inversiones disponibles para la venta		(21.346)	-	-
Resultado por traducción de filial y negocios conjuntos		-	-	(803.587)
Resultado por desincorporación de propiedades, planta y equipo	2	65.275	-	-
Resultado en venta de propiedades, planta y equipo	1 y 2	(9.211)	(83.885)	-
Costos financieros		7.338.490	6.480.701	4.664.484
Ingresos financieros		(850.632)	(1.134.458)	(678.654)
Depreciación	2	18.212.896	20.559.433	22.299.074
Movimientos de capital de trabajo:				
Disminución (aumento) en:				
Efectos y cuentas por cobrar		(16.189.502)	(10.738.025)	(12.204.966)
Anticipos a proveedores		(139.844)	1.858.881	1.873.901
Inventarios		(14.512.555)	(8.953.609)	(24.740.047)
Gastos pagados por anticipado		159.863	135.655	(413.589)
Aumento (disminución) en:				
Cuentas por pagar		(1.359.540)	33.572.727	26.397.944
Apartado para prestaciones por antigüedad, neto de pagos		5.068.506	2.620.701	2.259.764
Efectivo provisto por las actividades operacionales		45.669.800	74.571.592	47.469.791
Intereses pagados		(6.720.039)	(6.461.425)	(3.246.770)
Intereses cobrados		850.632	1.134.458	678.654
Impuestos pagados		(10.597.274)	(6.639.976)	(22.756.937)
Efectivo neto provisto por las actividades operacionales		29.203.119	62.604.649	22.144.738
ACTIVIDADES DE INVERSIÓN:				
Disminución (aumento) en inversiones disponibles para la venta		41.265	8.241.612	(9.073.129)
Venta de propiedades, planta y equipo	2	9.211	1.775.485	-
Adquisición de propiedades, planta y equipo	2	(2.720.480)	(2.865.327)	(9.454.319)
Efectivo neto (usado en) provisto por las actividades de inversión		(2.670.004)	7.151.770	(18.527.448)
ACTIVIDADES DE FINANCIAMIENTO:				
(Disminución) aumento neto en préstamos a corto plazo	11	(23.532.815)	(8.869.379)	32.143.003
Importe de la emisión de papeles comerciales	11	16.152.400	29.883.600	8.808.700
Amortización de papeles comerciales	11	(16.623.546)	(21.433.722)	(8.752.379)
Importe de la emisión de bonos quirografarios a largo plazo	10	34.200.000	-	-
Disminución en documentos por pagar		-	-	(2.486.040)
Aumento de capital	8	14.311	-	-
Dividendos en efectivo	8	(49.471.505)	(61.558.808)	(41.292.407)
Efectivo neto usado en las actividades de financiamiento		(39.261.155)	(61.978.309)	(11.579.123)
(DISMINUCIÓN) AUMENTO NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		(12.728.040)	7.778.110	(7.961.833)
EFECTO DE DEVALUACIÓN EN EL EFECTIVO Y EQUIVALENTES DE EFECTICO	7	-	-	1.574.261
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO	7	23.889.943	16.111.833	22.499.405
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		11.161.903	23.889.943	16.111.833

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2007, 2006 Y 2005 (En miles de bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF) que incluye las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB) que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 1° de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005 bajo NIIF.

Ciertos nuevos principios, revisiones e interpretaciones a principios existentes han sido publicados y tienen aplicación obligatoria para los periodos contables de la Compañía que comiencen el o después del 1° de enero de 2008. La evaluación preliminar del impacto de estos nuevos principios e interpretaciones se describe a continuación:

- NIIF 8 "Segmento de operaciones" (efectiva desde el 1° de enero de 2009). La Compañía se encuentra en proceso de evaluación de los posibles impactos en la presentación de la información por segmentos.

- NIC 1 "Presentación de estados financieros" Revisada (efectiva desde el 1° de enero de 2009). Muchos cambios textuales se han hecho en la revisión de la Norma, incluyendo cambios a los títulos de cada uno de los estados financieros (por ejemplo, el "balance general", en el futuro será referido como el "estado de situación financiera"). La mayoría de los cambios realizados no son de fondo. La gerencia se encuentra en proceso de análisis para efectuar los cambios que sean necesarios.

- NIC 23 "Costos de préstamo" Revisada (efectiva a partir del 1° de enero 2009). Las modificaciones de la NIC 23 eliminan la opción disponible bajo la versión anterior de la Norma de reconocer los costos de los préstamos inmediatamente como un gasto. En la medida en que los costos de préstamos correspondan a la adquisición, construcción o producción de un activo calificado, la revisión de la Norma exige que sean capitalizados como parte del costo de ese activo. Todos los demás costos de préstamos incurridos deben ser registrados como gastos. Las modificaciones de la NIC 23 son en general para ser aplicadas prospectivamente a los costos de préstamos relacionados con activos calificados para los cuales la fecha para la capitalización sea igual o posterior a la fecha de entrada en vigor de la Norma revisada. La gerencia Compañía se encuentra en proceso de evaluación de los impactos de las modificaciones de la NIC 23 sobre las operaciones de la Compañía.

- CINIIF 12 "Contratos de servicios de concesión" (efectiva desde el 1° de enero de 2008). Este principio no es relevante para las operaciones de la Compañía debido a que no tiene contratos de servicios de concesión.

- CINIIF 13 "Programas de lealtad de los clientes" (efectiva desde el 1° de julio de 2008). La gerencia de la Compañía se encuentra en proceso de evaluación de los posibles impactos que tiene el tratamiento contable de incentivos dados a sus clientes para adquirir bienes o servicios mediante el otorgamiento de premios (denominados "créditos de premio" en la interpretación) como parte de una transacción de venta.

- CINIIF 14 "IAS 19 – Límite sobre un beneficio definido. Activo, requerimientos mínimos de financiamiento" (efectiva desde el 1 de enero de 2008). CINIIF 14 aborda tres cuestiones: (i) cuando una restitución o una reducción de las contribuciones futuras debe ser considerada como "disponible" en el contexto de la NIC 19 "Retribuciones a los empleados"; (ii) cómo un requisito mínimo de financiamiento podría afectar a la disponibilidad de las reducciones en las

contribuciones futuras, y (iii) cuando un requisito mínimo de financiamiento podría dar lugar a una responsabilidad civil. La Interpretación concluye que un beneficio económico, en forma de un reembolso o reducción de las contribuciones futuras, es "disponible" si la entidad tiene un derecho incondicional a darse cuenta de que los beneficios en algún momento durante el período de vigencia del plan o cuando se liquida el plan, incluso si el beneficio no es realizable inmediatamente en la fecha del balance general. El beneficio económico disponible en forma de reembolsos o reducciones debe ser evaluado, de conformidad con los términos del plan y los requisitos legales, al monto máximo disponible. Esta interpretación no es relevante para las operaciones de la Compañía debido a que sus contratos colectivos vigentes no contemplan planes de beneficios definidos para sus empleados.

Aprobación de los estados financieros consolidados – Los estados financieros consolidados correspondientes a los años terminados el 31 de diciembre de 2006 y 2005, preparados de conformidad con las normas internacionales de información financiera fueron aprobados por la Asamblea de Accionistas el 22 de abril de 2007 y el 21 de abril de 2006, respectivamente. Los estados financieros consolidados correspondientes al año terminado el 31 de diciembre de 2007, se encuentran pendientes de aprobación. No obstante, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entiende que los mismos serán aprobados sin cambios significativos.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos (Notas 3, 4, 5 y 6),
- La vida útil de las propiedades, planta y equipo (Nota 2),
- La valoración del fondo de comercio (Nota 3),
- Los valores razonables de los activos y pasivos financieros (Notas 5, 10, 11 y 13),
- Acumulaciones estimadas por pagar (Nota 13),
- Probabilidad de las contingencias (Notas 12 y 23),
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas (Nota 22),
- Control de precios sobre ciertos productos comercializados por la Compañía (Nota 21).

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 31 de diciembre de 2007, 2006 y 2005 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

   Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

   Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente.

   Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	**% de derechos a voto**	**Razón por la que no se considera Asociada**
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

La Compañía ha creado una provisión por deterioro igual al valor en libros de la inversión. La Compañía no tiene obligación alguna de respaldar financieramente tales entidades.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Muebles, enseres y otros	3-5

De acuerdo con nuevos acontecimientos ocurridos durante el año 2006, la Compañía evaluó los beneficios económicos esperados de algunos activos, lo cual originó un cambio en la vida útil de los mismos.

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos tangibles e intangibles para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). En caso de que el activo no genere flujos de efectivo por sí mismo que sean

independientes de otros activos, la Compañía calcula el importe recuperable de la unidad generadora de efectivo a la que pertenece el activo.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.
Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.

La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

i. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del ejercicio cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

j. ***Activos financieros*** – Los activos financieros se reconocen en el balance general consolidado de la Compañía cuando se lleva a cabo su adquisición, siguiendo lo establecido en la NIC 39 "Instrumentos financieros". Los activos financieros se registran inicialmente a su valor razonable, incluyendo en general, los costos de la operación.
Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros disponibles para la venta se valoran a su "valor razonable" en las fechas de valoración posterior. Los beneficios y las pérdidas procedentes de las variaciones en el valor razonable se reconocen directamente en el patrimonio hasta que el activo se enajene o se determine que ha sufrido un deterioro de valor, momento en el cual los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de

interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

k. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

l. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

m. ***Préstamos bancarios y obligaciones, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

n. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

o. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela. Durante los años 2007, 2006 y 2005, la tasa promedio anual de interés fue de 13,68 %, 12,39 % y 13,62 %, respectivamente.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

p. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37. (Véase Notas 12 y 23).

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de diciembre de 2007, 2006 y 2005, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

q. ***Procedimientos judiciales y/ o reclamaciones en curso*** – Al cierre del año 2007, 2006 y 2005, se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

r. ***Reconocimientos de ingresos*** – Los ingresos provenientes de la venta de productos terminados y otros productos, se registran sobre una base acumulada al ser despachados y haberse traspasado el derecho de propiedad sobre tales activos. Las ventas están reportadas netas de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado. Los ingresos provenientes de los contratos de arrendamiento operativo se reconocen mensualmente con base en lo establecido en los contratos. Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable. Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

s. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

t. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

u. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto - los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

v. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.
El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

w. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del año entre el promedio ponderado de acciones emitidas y en circulación para cada año (Véase Nota 8). La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos. Para los años terminados el 31 de diciembre de 2007, 2006 y 2005, el promedio ponderado de acciones comunes emitidas y en circulación asciende a 2.035.934.496, 2.294.009.424 y 2.294.009.424, respectivamente.

x. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos. Los principales pasivos financieros mantenidos por la Compañía se clasifican como:

- Pasivos financieros a vencimiento, se valoran de acuerdo con su costo amortizado, empleando para ello el tipo de interés efectivo.

- Pasivos financieros a valor razonable con cambios en el patrimonio neto, fundamentalmente pasivos negociables asociados con activos financieros disponibles para la venta.

y. ***Transacciones en moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del año son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha y las diferencias en cambio resultantes se llevan a resultados.

2. PROPIEDADES, PLANTA Y EQUIPO

Para los años terminados el 31 de diciembre de 2007, 2006 y 2005, el movimiento de las propiedades, planta y equipo se compone de (en miles de bolívares):

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
COSTO:					
Al 31 de diciembre de 2004	90.355.938	360.915.289	7.658.637	10.349.914	469.279.77
Adiciones	41.330	2.943.164	1.676.524	4.793.301	9.454.31
Retiros	-	13.749.783	-	(13.749.783)	
Efecto por traducción de filial del exterior	156.895	599.444	13.934	489.070	1.259.34
Al 31 de diciembre de 2005	90.554.163	378.207.680	9.349.095	1.882.502	479.993.44
Adiciones	185.326	4.208	-	2.675.793	2.865.32
Retiros	(1.598.000)	(89.158)	(10.804)	-	(1.697.96
Traspasos	141.418	2.144.397	-	(2.285.815)	
Al 31 de diciembre de 2006	89.282.907	380.267.127	9.338.291	2.272.480	481.160.80
Adiciones	470.026	-	-	2.250.454	2.720.48
Retiros	-	(71.098)	(125.430)	-	(196.52
Traspasos	225.361	2.095.742	121.579	(2.442.682)	
Al 31 de diciembre de 2007	89.978.294	382.291.771	9.334.440	2.080.252	483.684.75

	Terrenos y edificios	Maquinarias y equipos	Mobiliario, vehículos y equipo	Construcciones en proceso	Total
DEPRECIACIÓN ACUMULADA:					
Al 31 de diciembre de 2004	(4.079.485)	(19.295.213)	(1.028.719)	-	(24.403.417)
Adiciones	(3.853.511)	(17.436.828)	(1.008.735)	-	(22.299.074)
Efecto por traducción de filial del exterior	(33.460)	(355.192)	(1.895)	-	(390.547)
Al 31 de diciembre de 2005	(7.966.456)	(37.087.233)	(2.039.349)	-	(47.093.038)
Adiciones	(3.176.955)	(16.210.783)	(1.171.695)	-	(20.559.433)
Retiros	-	6.362	-	-	6.362
Al 31 de diciembre de 2006	(11.143.411)	(53.291.654)	(3.211.044)	-	(67.646.109)
Adiciones	(2.436.833)	(14.248.104)	(1.527.959)	-	(18.212.896)
Retiros	-	33.931	97.322	-	131.253
Al 31 de diciembre de 2007	(13.580.244)	(67.505.827)	(4.641.681)	-	(85.727.752)
Total al 31 de diciembre de 2007	76.398.050	314.785.944	4.692.759	2.080.252	397.957.005
Total al 31 de diciembre de 2006	78.139.496	326.975.473	6.127.247	2.272.480	413.514.696
Total al 31 de diciembre de 2005	82.587.707	341.120.447	7.309.746	1.882.502	432.900.402

La Compañía tiene formalizadas pólizas de seguros para cubrir los posibles riesgos a que están sujetos los diversos elementos de sus propiedades, planta y equipo, así como las posibles reclamaciones que se le puedan presentar por el ejercicio de su actividad, entendiendo que dichas pólizas cubren de manera suficiente los riesgos a los que están sometidos.

El importe de las propiedades, planta y equipos temporalmente fuera de uso al 31 de diciembre de 2007, 2006 y 2005, ascienden a Bs. 5.225 millones, Bs. 6.169 millones y Bs. 9.005 millones, respectivamente (Véase Nota 17).

Al 31 de diciembre de 2007, 2006 y 2005, los activos dados en arrendamientos ascienden a Bs. 19.808 millones, Bs. 21.761 millones y Bs. 9.928 millones, respectivamente (Véase Nota 17).

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía mantiene activos por Bs. 6.974 millones, Bs. 8.053 millones y Bs. 9.076 millones, respectivamente, correspondientes a propiedades, planta y equipo propiedad de la filial radicada en el exterior.

Al 31 de diciembre de 2007, la Compañía había formalizado compromisos contractuales para la adquisición de propiedades, planta y equipo por valor de Bs. 3.614 millones.

Al 31 de diciembre de 2005, la Compañía había dado en garantía ciertos activos fijos (Véase Nota 23).

3. PARTICIPACIONES EN ASOCIADAS Y NEGOCIOS CONJUNTOS

Al 31 de diciembre, las participaciones en empresas asociadas y negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	2007	2006	2005
Participaciones en empresas asociadas	-	-	-
Participaciones en negocios conjuntos	4.769.358	3.966.954	1.040.295
	4.769.358	3.966.954	1.040.295

Participaciones en empresas asociadas

Al 31 de diciembre, las participaciones en empresas asociadas se componen de lo siguiente (en miles de bolívares):

	%	2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2.577.243	2.577.243	2.577.243
Corporación Forestal Orinoco, C.A.	33	769.112	769.112	769.112
Central Cariaco	25,62	88.371	88.371	88.371
Fibras Secundarias, S.A.	33	80.619	80.619	80.619
		3.515.345	3.515.345	3.515.345
Menos – pérdidas por deterioro		(3.515.345)	(3.515.345)	(3.515.345)
		-	-	-

A la fecha de este informe, la Compañía no cuenta con información financiera actualizada de estas compañías.

Participaciones en negocios conjuntos

Al 31 de diciembre, las participaciones en negocios conjuntos se componen de lo siguiente (en miles de bolívares):

	%	2007	2006	2005
Simco Recycling Inc.	50	-	-	(2.432.726)
Manpa Centroamérica, C.A.	50	4.769.358	3.966.954	3.473.021
		4.769.358	3.966.954	1.040.295

Al 31 de diciembre de 2007, 2006 y 2005, la participación en las utilidades no distribuidas de inversiones registradas por el método de participación, incluidas en las utilidades no distribuidas consolidadas de la Compañía, asciende a Bs. (802,4) millones, Bs. (503,1) millones y Bs. (919,6) millones, respectivamente.

Durante los años terminados el 31 de diciembre de 2007 y 2006, la Compañía efectuó un análisis de la participación en el negocio conjunto correspondiente a Simco Recycling Inc.; como resultado de este análisis, la Compañía consideró reducir tal participación hasta el monto en que las pérdidas acumuladas alcanzan su inversión en dicho negocio. En consecuencia, el valor en libros de la participación en esta compañía fue reducida a cero (0), y las cuentas por cobrar a compañías relacionadas al 31 de diciembre de 2007 y 2006 incluyen una provisión por Bs. 2.074 millones y Bs. 1.666 millones, respectivamente (Véase Nota 18).

Los estados financieros combinados condensados más recientes de las compañías antes citadas, se resumen a continuación (en millones de bolívares):

	2007	**2006**	**2005**
Activo circulante	13.760	16.676	12.414
Total activo	17.749	21.049	17.533
Pasivo circulante	14.938	19.251	14.568
Patrimonio	2.445	953	2.096
Total pasivo y patrimonio	17.749	21.049	17.533
Ventas netas	21.550	25.538	29.986
Pérdida en operaciones	1.065	(1.255)	(1.413)
Pérdida neta	1.356	(856)	(2.141)

Las compañías indicadas arriba no están incursas en reclamaciones, juicios o acciones extrajudiciales que puedan significar la existencia de pasivos contingentes.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2007	**2006**	**2005**
Productos terminados	15.347.715	14.244.262	20.656.984
Productos en proceso	341.161	1.197.206	366.120
Materias primas	22.369.698	16.186.040	18.567.845
Repuestos	19.193.754	14.951.089	6.998.642

	2007	2006	2005
Inventario en tránsito	28.480.550	23.268.062	12.584.822
	85.732.878	69.846.659	59.174.413
Menos – provisión para obsolescencia	(4.755.584)	(3.381.920)	(1.663.283)
	80.977.294	66.464.739	57.511.130

La gerencia estima que los inventarios serán realizados o utilizados a corto plazo; sin embargo, una parte de los inventarios de repuestos podría ser utilizada en más de un ejercicio.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para obsolescencia se compone de (en miles de bolívares):

	2007	2006	2005
Saldo inicial	(3.381.920)	(1.663.283)	(2.055.479)
Provisión	(1.373.664)	(1.718.637)	-
Reverso	-	-	392.196
Saldo final	(4.755.584)	(3.381.920)	(1.663.283)

El reverso de la provisión registrado durante el año 2005, estuvo fundamentado en nuevos estimados con respecto a la obsolescencia de los inventarios aprovisionados.

Producto de una evaluación técnica sobre la obsolescencia de inventarios efectuada por la gerencia de la Compañía durante el año 2007, ciertas cifras dentro del rubro de inventarios al 31 de diciembre de 2006 han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2007.

5. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2007	2006	2005
Comerciales	77.412.693	65.056.503	56.958.238
Compañías relacionadas (Nota 18)	12.153.725	10.058.465	12.413.496
Empleados	1.653.250	808.691	429.642
Deudores diversos	1.137.736	832.464	872.084
Impuesto sobre la renta pagado por anticipado (Nota 12)	1.095.323	928.779	2.400.339

	2007	2006	2005
IVA – pagado en exceso (Nota 12)	18.975.571	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 12)	1.683.824	1.601.280	1.492.571
Depósitos dados en garantía	6.586.270	2.593.169	7.523.954
	120.698.392	105.423.779	96.995.188
Menos – provisión para cuentas de cobro dudoso	(507.505)	(1.014.483)	(1.657.917)
	120.190.887	104.409.296	95.337.271

El período promedio de crédito otorgado a los clientes nacionales oscila entre 30 y 90 días, y para clientes de exportación entre 0 y 180 días.

La Compañía mantiene una provisión para cuentas de cobro dudoso al nivel que la gerencia considera adecuado de acuerdo con el riesgo potencial de cuentas incobrables. La antigüedad de las cuentas por cobrar y la situación de los clientes son constantemente monitoreadas para asegurar lo adecuado de la provisión en los estados financieros consolidados.

Para los años terminados el 31 de diciembre, el movimiento de la provisión para cuentas de cobro dudoso se compone de (en miles de bolívares):

	2007	2006	2005
Saldo inicial	(1.014.483)	(1.657.917)	(1.949.040)
Provisión	(69.406)	(99.000)	(772.485)
Castigos	576.384	364.008	1.063.608
Ajustes	-	378.426	-
Saldo final	(507.505)	(1.014.483)	(1.657.917)

La gerencia de la Compañía considera que el importe en libros de las cuentas de deudores comerciales y otras cuentas a cobrar se aproxima a su valor razonable. El reverso de la provisión está fundamentado en nuevos estimados con respecto a las cuentas de cobro dudoso aprovisionadas.

6. INVERSIONES DISPONIBLES PARA LA VENTA

Al 31 de diciembre, las inversiones disponibles para la venta a corto plazo comprenden lo siguiente (en miles de bolívares):

	2007	2006	205
Inversiones y acciones disponibles para la venta	117.071	219.543	902.184
Bonos disponibles para la venta	10.973	-	7.914.592
	128.044	219.543	8.816.776

Inversiones y acciones disponibles para la venta

Al 31 de diciembre, las inversiones y acciones disponibles para la venta, comprende lo siguiente (en miles de bolívares):

	2007	2006	2005
Portafolio de inversión	83	83	759.578
Acciones en:			
Central Portuguesa, S.A.	354.516	354.516	354.516
Corporación Industrial de Energía, C.A. S.A.C.A.	116.988	219.460	142.606
Corporación Forestal Venezuela, C.A.	47.817	47.817	47.817
	519.321	621.876	1.304.517
Menos – pérdidas por deterioro	(402.333)	(402.333)	(402.333)
	117.071	219.543	902.184

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía mantiene Bs. 672 millones y Bs. 601 millones de pérdidas y Bs. 77,5 millones de ganancias no realizadas de inversiones y acciones disponibles para la venta, respectivamente, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Bonos disponibles para la venta

Al 31 de diciembre de 2007 y 2005, las inversiones disponibles para la venta comprenden lo siguiente (en miles de bolívares):

Al 31 de diciembre de 2007:

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono Venezolano TICC032019 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 21/03/2017, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,25%	6.052	(91)	5.961

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono Argentino BODEN15N en US dólares, emitido por la República de Argentina, con vencimiento el 03/10/2015, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 7%	6.052	(1.040)	5.012
	12.104	(1.131)	10.973

Al 31 de diciembre de 2005:

	Costo de adquisición	Resultado no realizado	Valor razonable
Bono 2016 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 26/02/2016, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 5,75%	4.495.650	(476.539)	4.019.111
Bono 2020 en US dólares, emitido por la República Bolivariana de Venezuela, con vencimiento el 09/12/2020, con intereses pagaderos semestralmente y cupón de interés fijo a la tasa de 6,00%	4.495.650	(600.169)	3.895.481
	8.991.300	(1.076.708)	7.914.592

Al 31 de diciembre de 2007 y 2005, la Compañía mantiene Bs. 1,13 millones y Bs. 1.076 millones de pérdidas no realizadas de inversiones disponibles para la venta, respectivamente, las cuales se presentan netas en la cuenta de "Resultado no realizado en inversiones" en el patrimonio.

Al 31 de diciembre de 2006, las operaciones con bonos disponibles para la venta generaron pérdidas por Bs. 762 millones y se presentan en los resultados de la Compañía a esa fecha.

Al 31 de diciembre de 2005, bonos por aproximadamente US$ 2.024 (Bs. 4.351 millones) se encontraban garantizando préstamos recibidos de una institución financiera.

Resultado no realizado en inversiones

	2007	2006	2005
Inversiones y acciones disponibles para la venta	(671.544)	(601.095)	77.520
Bonos disponibles para la venta	(1.131)	-	(1.076.708)
	(672.675)	(601.095)	(999.188)

7. EFECTIVO Y EQUIVALENTES DE EFECTIVO

Al 31 de diciembre, el efectivo y equivalentes de efectivo, se componen de lo siguiente (en miles de bolívares):

	2007	2006	2005
Efectivo en caja y bancos	11.159.753	4.842.404	2.808.221
Colocaciones bancarias	2.150	19.047.539	13.303.612
	11.161.903	23.889.943	16.111.833

8. PATRIMONIO

Capital social

Al 31 de diciembre de 2007, el capital social de la Compañía comprende Bs. 22.941.000.000 de capital social (Bs. 22.940.094.240 al 31 de diciembre de 2006 y 2005, respectivamente) compuesto por 229.410.000 acciones comunes de Bs. 100 cada una (2.294.009.424 acciones comunes al 31 de diciembre de 2006 y 2005 de Bs. 10 cada una, respectivamente), totalmente suscritas y pagadas, registrado ante las autoridades competentes, y Bs. 46.692.596.000 de actualización de capital, en moneda constante al 31 de diciembre de 2001, de acuerdo con lo indicado en la nota 1c.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 34.816.345.000 (en moneda constante al 31 de diciembre de 2001) con cargo a la cuenta saldo neto actualizado para futuros aumentos de capital, la cual resultó del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 2 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

En Asamblea Extraordinaria de Accionistas celebrada el 14 de noviembre de 2007, se aprobó un aumento del capital social de la Compañía en Bs. 905.760 mediante la emisión de 90.576 acciones, con un valor nominal de Bs. 10 cada una. El capital fue suscrito y pagado por un sólo accionista, generándose una prima por Bs. 13.405.248. Asimismo, se aprobó el cambio del valor nominal de las acciones que conforman el capital social de la Compañía de Bs. 10,00 a Bs. 100,00 cada una, y

como consecuencia de esto, la reducción de las acciones existentes para facilitar la conversión del capital social a bolívares fuertes (Véase Nota 20).

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldo neto actualizado para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio Nº CNV-OP-033 del 4 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.
De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2007, 2006 y 2005 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Resultado acumulado por traducción de filial y negocios conjuntos en el exterior

Al 31 de diciembre, el resultado acumulado por traducción de la filial y negocios conjuntos en el exterior están conformados por lo siguiente (en miles de bolívares):

	2007	2006	2005
Filial:			
Vencaribbean Paper Products, Ltd.	(347.673)	(347.673)	(347.673)
Negocios Conjuntos:			
Manpa Centroamérica, C.A.	829.702	829.702	829.702
Simco Recycling Inc.	(275.721)	(275.721)	(275.721)
	206.308	206.308	206.308

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

De acuerdo con lo establecido en la Ley de Mercado de Capitales en su artículo 112, las sociedades que hagan oferta pública de sus acciones, deberán establecer en sus estatutos la política de dividendos de forma tal que los inversionistas estén informados sobre el particular. La asamblea de accionistas decidirá los montos,

frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo consideren convenientes.

De acuerdo con la citada ley, la Compañía debe repartir entre sus accionistas no menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida.

Los estatutos sociales de la Compañía en su Cláusula Nº 16 recogen los términos establecidos en el Artículo 112 de la Ley de Mercado de Capitales cuando en ellos se expresa lo siguiente: "La asamblea de accionistas decidirá los montos, frecuencia y la forma de pago de los dividendos. Asimismo, podrá decretar dividendos extraordinarios en la forma y fecha que lo considere convenientes. Los dividendos a repartirse entre los accionistas no podrán ser menos del cincuenta por ciento (50%) de las utilidades netas obtenidas en cada ejercicio económico después de apartado el impuesto sobre la renta y deducidas las reservas legales. De este porcentaje, no menos del veinticinco por ciento (25%) deberá ser repartido en efectivo. En caso de que la Compañía tenga déficit acumulado, las utilidades netas deberán ser destinadas a la compensación de dicho déficit y el excedente de utilidades será repartido de acuerdo a la forma antes establecida. Cuando las utilidades obtenidas en el correspondiente ejercicio económico, sean inferiores al porcentaje del capital pagado que determine la Comisión Nacional de Valores, se aplicará lo dispuesto en el Artículo 116 de la Ley de Mercado de Capitales. La asamblea ordinaria de accionistas de la Compañía decidirá el monto y la oportunidad del pago de dividendos, pero podrá delegar en la Junta Directiva la fijación de la fecha de pago de los dividendos". En este sentido, el Artículo 116 ejusdem establece que la utilidad del ejercicio que resulte inferior al porcentaje del capital pagado debe destinarse a un aumento de capital hasta satisfacer el porcentaje referido.

Con fecha 27 de abril de 2007, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 por acción, para un total de Bs. 27.528.113.088. Igualmente con fecha 26 de octubre de 2007, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 22 por acción, para un total de Bs. 50.468.207.328.

Con fecha 21 de abril de 2006, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 12 por acción, para un total de Bs. 27.528.113.088. Igualmente con fecha 11 de agosto de 2006, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 17 por acción, para un total de Bs. 38.998.160.208.

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240. Igualmente con fecha 7 de octubre de 2005, la Asamblea de

Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Utilidades retenidas

De acuerdo con la reforma parcial a las normas para la elaboración de los estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores, de fecha 25 de marzo de 1997, la Compañía debe revelar las ganancias retenidas y resultado del ejercicio de la entidad matriz y las utilidades retenidas de sus filiales. Al 31 de diciembre de 2007, 2006 y 2005, las utilidades retenidas y el déficit acumulado de las filiales incluidas en las utilidades retenidas ascienden a Bs. 100 millones, Bs. 3.727 millones y Bs. 8.605 millones, respectivamente. La utilidad neta y las utilidades retenidas de la compañía matriz Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 39.066 millones y Bs. 155.663 millones, respectivamente, al 31 de diciembre de 2007, Bs. 26.556 millones y Bs. 194.593 millones, respectivamente, al 31 de diciembre de 2006 y Bs. 35.928 millones y Bs. 235.774 millones, respectivamente, al 31 de diciembre de 2005, respectivamente.

De acuerdo con los requerimientos establecidos en el oficio Nº CNV-DCOP-165 de fecha 12 de noviembre de 2001, al 31 de diciembre de 2007, 2006 y 2005 la utilidad neta incluye Bs. 16.717 millones, Bs. 8.704 millones y Bs. 7.683 millones de gasto de impuesto sobre la renta de la compañía matriz Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 50 acciones ordinarias de Manufacturas de Papel, C.A. MANPA, S.A.C.A. (25 acciones ordinarias de MANPA al 31 de diciembre de 2006 y 2005, respectivamente). El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. Al 31 de diciembre de 2007, 2006 y 2005, el número de ADR en circulación es de 24.693.083, 41.159.966 y 31.959.483, respectivamente.

9. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía es poseída en 73,69%, 73,082% y 70,53%, respectivamente, por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a. Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b. Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Véase Nota 22).

c. Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

Al 31 de diciembre de 2007, el registro de inversión extranjera emitido por SIEX refleja una participación extranjera de Bs. 16.906 millones al 28 de septiembre de 2007.

10. EMISIÓN DE BONOS QUIROGRAFARIOS A LARGO PLAZO

Al 31 de diciembre de 2007, la emisión de bonos quirografarios, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	Importe vivo de la emisión	**Tasa de interés anual (%)**
Bolívares:		
Interés fijo, colocados a valor par en el año 2007	34.200.000	14,68

Para el año terminado el 31 de diciembre de 2007, el movimiento de la emisión de bonos quirografarios se compone de (en miles de bolívares):

Saldo inicial	-
Emisiones	34.200.000
Amortizaciones	-
Saldo final	34.200.000

Los bonos quirografarios emitidos en circulación están conformados por tres (3) series los cuales tienen como fecha de vencimiento el 24 de septiembre de 2011, 01 de octubre de 2011 y 26 de octubre de 2011.

11. EMISIÓN DE PAPELES COMERCIALES Y PRÉSTAMOS A CORTO PLAZO

Emisión de papeles comerciales

Al 31 de diciembre, la emisión de papeles comerciales, en función de la moneda en la que están emitidos y su tasa de interés, es como sigue (en miles de bolívares):

	2007	2006	2005	Importe vivo de la emisión año 2007	Tasa de interés anual (%) año 2007
Bolívares:					
Interés fijo	10.925.263	11.396.409	2.946.531	11.152.400	9,67%

Para los años terminados el 31 de diciembre, el movimiento de la emisión de obligaciones y papeles comerciales se compone de (en miles de bolívares):

	2007	2006	2005
Saldo inicial	11.396.409	2.946.531	2.890.210
Emisiones	24.252.400	29.883.600	8.808.700
Amortizaciones	(24.983.600)	(21.000.000)	(8.746.600)
Intereses neto	260.054	(433.722)	(5.779)
Saldo final	10.925.263	11.396.409	2.946.531

Los papeles comerciales emitidos en circulación están conformados por tres (3) series los cuales tienen como fecha de vencimiento el 01 de febrero, 19 de febrero y 29 de abril de 2008.

Durante los años terminados el 31 de diciembre de 2007, 2006 y 2005, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 699 millones, Bs. 1.056 millones y Bs. 332 millones, respectivamente.

Préstamos a corto plazo

Al 31 de diciembre, los préstamos a corto plazo están representados por (en miles de bolívares):

	2007	2006	2005
Préstamos recibidos de bancos locales, en bolívares, a tasas de interés variable, con amortizaciones mensuales y vencimientos a 30 días renovables	15.255.518	38.169.882	47.019.985

Al 31 de diciembre de 2007, la Compañía mantiene líneas de crédito con diferentes instituciones financieras por Bs. 246.750 millones, y tiene disponibles Bs. 180.125 millones, neto de cartas de crédito vigentes (Véase Nota 23), los cuales pueden cubrir cualquier compromiso a futuro de la Compañía.

Las tasas de interés promedio derivadas de los préstamos indicados arriba oscilaron entre 14% y 17% para el año 2007, 9,50% y 15% para el año 2006, y 10,50% y 15% para el año 2005.

12. PROVISIÓN PARA IMPUESTOS

Grupo Fiscal Consolidado

De acuerdo con la legislación fiscal vigente, las Compañías integrantes del grupo consolidado presentan individualmente sus declaraciones de impuestos.

Ejercicios sujetos a inspección fiscal

Al 31 de diciembre de 2007, se encontraban sujetos a revisión por parte de las autoridades fiscales los últimos cuatro años, respecto de los principales impuestos que son de aplicación a las Compañías.

Al 31 de diciembre de 2007, la Compañía tenía incoadas actas de reparo por un importe total aproximado de Bs. 5.931 millones, fundamentalmente por concepto de impuesto sobre la renta, impuesto a los activos empresariales e impuesto al valor agregado. La Compañía ha presentado los oportunos recursos y apelaciones. La gerencia de la Compañía estima que los pasivos que se puedan derivar como resultado de las actas incoadas por la administración fiscal no tendrán un efecto significativo sobre los estados financieros consolidados adjuntos.

Debido a las posibles diferentes interpretaciones que pueden darse a las normas fiscales y los resultados de las inspecciones que en el futuro pudieran llevar a cabo las autoridades fiscales para los años sujetos a revisión, podrían originarse nuevos pasivos fiscales, cuyo importe no es posible cuantificar en la actualidad de una manera objetiva. No obstante, en opinión de la gerencia de la Compañía, la

posibilidad de que se materialicen pasivos adicionales significativos por este concepto es remota.

Saldos mantenidos con la Administración Fiscal

Los saldos deudores y acreedores con la Administración Fiscal al 31 de diciembre, son los siguientes (en miles de bolívares):

	2007	**2006**	**2005**
Cuentas por cobrar:			
Impuesto sobre la renta pagado en exceso (Nota 5)	1.095.323	928.779	2.400.339
IVA – pagado en exceso (Nota 5)	18.975.571	23.544.428	14.904.864
Crédito fiscal IVA – neto por compensar (Nota 5)	1.683.824	1.601.280	1.492.571
	21.754.718	26.074.487	18.797.774
Cuentas por pagar:			
Impuesto sobre la renta por pagar	8.728.831	2.409.289	293.748
IVA de terceros retenido por pagar (Nota 13)	1.035.823	1.018.384	918.252
Impuesto a las transacciones financieras (Nota 13)	9.795	-	-
	9.774.449	3.427.673	1.212.000

Durante el mes de noviembre de 2005, la Compañía realizó las gestiones necesarias ante el Servicio Nacional de Administración Aduanera y Tributaria (SENIAT), para la solicitud de aprobación de reintegro de Bs. 10.808 millones correspondientes a retenciones de IVA soportadas y no descontadas en declaraciones, logrando la aprobación de Bs. 429 millones de la filial Transportes Alpes, C.A. y posterior cesión a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), los cuales serán compensados contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2006.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 3.600 millones y Bs. 6.212,9 millones, aproximadamente, mediante las Resoluciones Nº 0780066125 y Nº 0780066127, respectivamente, ambas de fecha 30 de marzo de 2007 emitidas por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En las citadas resoluciones se acuerda el traslado de las cantidades antes mencionadas, de su Cuenta de Retenciones IVA Acumuladas por Descontar a su Cuenta de Créditos Tributarios, a los fines de su compensación contra la Declaración de Impuesto sobre la Renta a Personas Jurídicas correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2006 y la Declaración Estimada de Impuesto sobre la Renta a Personas Jurídicas

correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2007, respectivamente.

En marzo de 2007, la Compañía obtuvo la aprobación de la recuperación de retenciones reflejadas en su Estado de Cuenta no descontadas de las cuotas tributarias del Impuesto al Valor Agregado por la cantidad de Bs. 450 millones, mediante la Resolución Nº 0780066123 de fecha 30 de marzo de 2007 emitida por el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT). En la citada resolución se acuerda el traslado de la cantidad antes mencionada, de su Cuenta de Retenciones IVA Acumuladas por Descontar a la Cuenta de Créditos Tributarios de Turbogeneradores Maracay, C.A., compañía relacionada, a los fines de su compensación contra Declaración de Impuesto Sobre la Renta a Personas Jurídicas, correspondiente al ejercicio fiscal de la compañía relacionada terminado el 31 de diciembre de 2006. La cesión de estos créditos fiscales fue pactada entre las partes por Bs. 423 millones, generándose una pérdida de Bs. 27 millones registrada en los resultados del ejercicio.

En julio de 2007, la Compañía solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 14.907 millones, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde julio de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. El crédito fiscal antes citado, será empleado para la compensación, de acuerdo con el artículo 49 del Código Orgánico Tributario, de obligaciones por concepto de Declaración Definitiva de Impuesto sobre la Renta causado en el ejercicio fiscal terminado el 31 de diciembre de 2007.

En julio de 2007, la filial Transportes Alpes, C.A. solicitó ante el Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) la recuperación de créditos fiscales que esta posee frente a la República Bolivariana de Venezuela por concepto de retenciones en exceso en materia de Impuesto al Valor Agregado, por un monto total de Bs. 463,9 millones, en virtud de que las retenciones del Impuesto al Valor Agregado resultaron ser superiores a la cuota tributaria de los períodos comprendidos desde agosto de 2006 a enero de 2007, las cuales no pudieron ser descontadas en los tres períodos subsiguientes. La filial está realizando la gestión necesaria para obtener la aprobación de cesión del crédito fiscal antes citado a la cuenta de créditos tributarios de Manufacturas de Papel, C.A. (MANPA), el cual será compensado contra el Impuesto Sobre la Renta correspondiente el período terminado el 31 de diciembre de 2007.

Impuesto sobre la renta

La provisión para impuesto sobre la renta al 31 de diciembre, se detalla a continuación (en miles de bolívares):

	2007	2006	2005
Impuesto sobre la renta neta fiscal	16.003.174	8.265.695	8.821.272
Menos:			
Rebaja por inversiones en propiedades, planta y equipo y otros créditos	(277.350)	(342.329)	(1.342.708)
	15.725.824	7.923.366	7.478.564
Impuesto sobre la renta de ejercicio anterior	1.190.992	832.151	829.338
Total impuesto sobre la renta corriente	16.916.816	8.755.517	8.307.902
Impuesto sobre la renta diferido	(11.535.326)	(8.279.463)	(12.684.919)
	5.381.490	476.054	(4.377.017)

Durante los años terminados el 31 de diciembre de 2007, 2006 y 2005, la tasa efectiva del gasto de impuesto sobre la renta es menor que la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, cuyos efectos sobre la tasa fiscal aplicable se resumen a continuación (en porcentajes sobre la utilidad antes de impuestos):

	2007		2006		2005	
	Bs.	%	Bs.	%	Bs.	%
Impuesto y tasa fiscal aplicable a la utilidad según libros	16.394.571	34,00	10.420.865	34,00	10.682.124	34,00
Efecto sobre la utilidad contable histórica por la aplicación de Normas Internacionales de Información Financiera	2.722.665	5,64	3.495.387	11,40	6.256.682	19,90
Reserva por valuación de impuesto diferido activo	8.463.980	17,55	3.098.829	10,11	-	-
Ajuste fiscal por inflación	(22.893.681)	(47,48)	(18.604.860)	(60,70)	(22.776.675)	(72,52)
Otros gastos no deducibles	3.176.596	6,59	3.595.161	11,73	4.772.593	15,19
Otros ingresos no gravables	(2.205.291)	(4,57)	(1.186.999)	(3,87)	(1.969.033)	(6,27)
Efecto de rebaja por inversiones en propiedades, planta y equipos	(277.350)	(0,58)	(342.329)	(1,12)	(1.342.708)	(4,27)
Gasto de impuestos y tasa fiscal aplicable a la utilidad según libros	5.381.490	11,15	476.054	1,55	(4.377.017)	(13,97)

La legislación fiscal venezolana contempla anualmente el cálculo de un ajuste regular por inflación de las partidas no monetarias y patrimonio, el cual se incluye en la conciliación de la renta neta fiscal como una partida gravable o deducible según sea el caso. En cuanto a las propiedades, planta y equipos y otros activos similares, este ajuste regular por inflación es depreciado o amortizado en el resto de la vida útil fiscal de los activos respectivos. Para el caso de los inventarios, este ajuste es considerado en el costo de venta de los productos una vez consumidos o

vendidos. El ajuste regular total del año es determinado mediante la suma algebraica del monto de los diferentes ajustes por inflación de cada partida no monetaria y del patrimonio.

De conformidad con la mencionada legislación, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal de los años terminados el 31 de diciembre de 2006 y 2005. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2007, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2007, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Al 31 de diciembre de 2007, la Compañía a través de su filial Transporte Alpes, C.A. mantiene pérdidas fiscales operativas trasladables por Bs. 1.348 millones (la cual expira en 2010) y pérdidas fiscales por inflación trasladables por Bs. 189 millones (la cual expira en 2008). Al 31 de diciembre de 2006, la Compañía y sus filiales no mantienen pérdidas fiscales operativas trasladables. Al 31 de diciembre de 2005, la Compañía a través de sus filiales Inmuebles 310350, C.A. y Transporte Alpes, S.A. mantiene pérdidas fiscales por inflación trasladables por Bs. 1.210,5 millones.

Según lo establecido en la legislación antes señalada, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos hasta tres (3) años subsiguientes al ejercicio en que se incurran.

Al 31 de diciembre de 2007, 2006 y 2005, la filial del exterior Vencaribbean Paper Products, Ltd. mantiene pérdidas fiscales trasladables por Bs. 7.132 millones, Bs. 8.736 millones y Bs. 9.476 millones, respectivamente, los cuales no tienen fecha de expiración.

La composición del efecto de las partidas consideradas para la determinación del impuesto sobre la renta diferido al 31 de diciembre, se muestra a continuación (en miles de bolívares):

	2007	2006	2005
Pasivo por impuesto sobre la renta diferido:			
Diferencias de base sobre propiedades, planta y equipo	57.201.878	67.819.342	74.491.457
Ingresos por arrendamientos sobre la base del efectivo	101.815	702.833	1.189.084
	57.303.693	68.522.175	75.680.541
Activo por impuesto sobre la renta diferido:			
Diferencias de base sobre inventarios	25.652.632	19.164.597	16.377.772
Provisiones y apartados	1.899.109	882.222	310.820
Diferencias de base sobre inversiones	5.041.420	4.107.506	2.525.891
Pérdidas fiscales trasladables	1.538.522	1.192.104	1.836.373
Créditos fiscales trasladables	-	4.430	80.077
	34.131.683	25.350.859	21.130.933
Menos – reserva de valuación	11.562.809	3.098.829	-
	22.568.874	22.252.030	21.130.933
Neto de impuesto diferido	34.734.819	46.270.145	54.549.608

13. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2007	2006	2005
Comerciales	85.981.426	88.106.488	53.780.859
Partes relacionadas (Nota 18)	2.764.874	7.470.640	8.585.122
Otros	4.624.941	3.730.177	2.229.675
IVA de terceros retenido por pagar (Nota 12)	1.035.823	1.018.384	918.252
Gastos acumulados por pagar	10.683.333	6.106.817	7.284.469
Impuesto a las transacciones financieras (Nota 12)	9.795	-	-
	105.100.192	106.432.506	72.798.377

La cuenta de acreedores comerciales y otras cuentas a pagar incluyen principalmente los importes pendientes de pago por compras comerciales y costos relacionados. El período de crédito promedio para las compras de importación oscila entre anticipos y 120 días y nacionales oscila entre anticipos y 35 días, respectivamente.

La Compañía mantiene contratos de licencias con distintos proveedores. Al 31 de diciembre de 2007, 2006 y 2005, la Compañía ha registrado en resultados por el uso de tales licencias Bs. 2.359 millones, Bs. 2.477 millones y Bs. 1.505 millones, respectivamente. Dichos contratos establecen, entre otras, las siguientes condiciones:

a. El pago de un porcentaje de regalías sobre las ventas netas de los productos licenciados.

b. Las deducciones permitidas para el cálculo de las regalías contemplan: las devoluciones en ventas de acuerdo al porcentaje de las ventas brutas establecidos en los contratos; y los impuestos sobre las ventas y los descuentos por volumen.

c. En caso de retraso en la realización de los pagos, se deberá cancelar intereses a la tasa más alta permitida por ley.

d. El licenciatario tendrá derecho a practicar auditorías de las regalías pagadas, y exigir el pago de los faltantes que encontrare producto de las mismas, más intereses a la máxima tasa permitida por ley. En caso de que de esas auditorías generen un faltante, el licenciado deberá reconocer los gastos de tal auditoría.

Al 31 de diciembre de 2007, el 90% de los contratos se encuentran vencidos; el restante tiene fechas de vencimiento a muy corto plazo. La gerencia de la Compañía tiene intención de renovar los contratos con los siguientes licenciatarios: Mattel, Warner Bros., The Walt Disney Company y The Joester Loria Group.

La gerencia de la Compañía considera que el importe en libros de los acreedores comerciales se aproxima a su valor razonable.

14. INGRESOS

Al 31 de diciembre, los ingresos se componen de lo siguiente (en miles de bolívares):

	2007	**2006**	**2005**
Ventas de bienes	534.894.679	430.244.838	373.406.646
Ingresos por alquileres	3.905.840	2.303.109	845.910
Ingresos por servicios	1.936.491	1.105.983	807.724
	540.737.010	433.653.930	375.060.280

15. RESULTADOS DEL AÑO

Al 31 de diciembre, los resultados del año de la Compañía incluyen los siguientes saldos deudores (en miles de bolívares):

	2007	2006	2005
Depreciación y amortización	18.212.896	20.559.433	22.299.074
Costo de inventario reconocido en resultados	277.426.947	256.034.115	169.488.295
Beneficios a empleados	90.749.702	63.754.311	42.954.679

16. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2007; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los ejercicios 2007, 2006 y 2005, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico,

toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los años terminados el 31 de diciembre 2007, 2006 y 2005 (en miles de bolívares):

Al 31 de diciembre 2007:

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Estado de resultados:					
Ventas locales	257.561.849	255.381.960	6.554.928	-	519.498.737
Ventas de exportación	7.937.465	13.300.808	-	-	21.238.273
Ventas entre segmentos - local	-	-	12.676.594	(12.676.594)	-
Ventas entre segmentos - exportación	217.492	1.212.168	-	(1.429.660)	-
Total ingresos	265.716.806	269.894.936	19.231.522	(14.106.254)	540.737.010
Costos y gastos	259.330.716	221.523.743	17.196.480	(13.813.529)	484.237.410
Resultado de operación	6.386.090	48.371.193	2.035.042	(292.725)	56.499.600
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	802.404
Ingresos financieros	-	-	-	-	850.632
Gastos financieros y otros	-	-	-	-	(9.877.969)
Resultados antes de impuestos	-	-	-	-	48.274.667
Resultado después de impuestos	-	-	-	-	42.893.177
Depreciación	8.259.504	8.221.767	1.731.625	-	18.212.896
Inversiones de capital	1.683.475	566.980	470.025	-	2.720.480
Balance general:					
Activo					
Activos por segmentos	279.914.997	260.952.878	53.718.230	(24.662.066)	569.924.039
Activos por segmentos corporativos	-	-	-	-	34.278.422
Participaciones en empresas asociadas	4.769.358	-	-	-	4.769.358
Activos corporativos no distribuidos	-	-	-	-	8.830.114
Activo total consolidado	-	-	-	-	617.801.933
Pasivo					
Pasivos por segmentos	77.207.450	27.469.612	5.423.852	(18.183.977)	91.916.937
Pasivos por segmentos corporativos	-	-	-	-	100.043.373
Pasivos corporativos no distribuidos	-	-	-	-	74.341.196
Pasivo total consolidado	-	-	-	-	266.301.506

Al 31 de diciembre 2006:

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Estado de resultados:					
Ventas locales	211.418.577	196.832.169	3.147.919	-	411.398.665
Ventas de exportación	9.061.070	13.194.195	-	-	22.255.265
Ventas entre segmentos - local	-	-	10.796.623	(10.796.623)	
Ventas entre segmentos - exportación	8.691.194	3.437.429	-	(12.128.623)	
Total ingresos	229.170.841	213.463.793	13.944.542	(22.925.246)	433.653.930
Costos y gastos	216.445.800	189.510.810	13.204.139	(22.429.497)	396.731.252
Resultado de operación	12.725.041	23.952.983	740.403	(495.749)	36.922.678
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	503.194
Ingresos financieros	-	-	-	-	1.134.458
Gastos financieros y otros	-	-	-	-	(7.861.316
Resultados antes de impuestos	-	-	-	-	30.699.014
Resultado después de impuestos	-	-	-	-	30.222.960
Depreciación	10.093.840	8.704.922	1.760.671	-	20.559.433
Inversiones de capital	908.412	1.956.915	-	-	2.865.327
Balance general:					
Activo					
Activos por segmentos	263.619.916	297.682.031	52.078.290	(46.764.370)	566.615.867
Activos por segmentos corporativos	-	-	-	-	33.090.250
Participaciones en empresas asociadas	3.966.954	-	-	-	3.966.954
Activos corporativos no distribuidos	-	-	-	-	11.429.561
Activo total consolidado					615.102.632
Pasivo					
Pasivos por segmentos	76.544.982	42.440.980	14.270.301	(47.734.370)	85.521.893
Pasivos por segmentos corporativos	-	-	-	-	89.642.829
Pasivos corporativos no distribuidos	-	-	-	-	53.277.071
Pasivo total consolidado					228.441.793

Al 31 de diciembre 2005:

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminación	Total
Estado de resultados:					
Ventas locales	192.580.704	156.416.297	1.653.634	-	350.650.635
Ventas de exportación	14.247.896	10.161.749	-	-	24.409.645
Ventas entre segmentos - local	-	-	8.226.918	(8.226.918)	-
Ventas entre segmentos - exportación	40.707	5.327.337	-	(5.368.044)	-
Total ingresos	206.869.307	171.905.383	9.880.552	(13.594.962)	375.060.280
Costos y gastos	173.194.361	163.666.603	10.424.202	(12.916.127)	334.369.039
Resultado de operación	33.674.946	8.238.780	(543.650)	(678.835)	40.691.241
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(919.621)
Ingresos financieros	-	-	-	-	678.654
Gastos financieros y otros	-	-	-	-	(8.989.028)
Resultados antes de impuestos	-	-	-	-	31.461.246
Resultado después de impuestos	-	-	-	-	35.838.263
Depreciación	9.253.411	9.075.817	3.969.846	-	22.299.074
Inversiones de capital	3.482.764	5.970.150	1.405	-	9.454.319
Balance general:					
Activo					
Activos por segmentos	260.684.025	250.978.288	42.728.449	(10.068.085)	544.322.677
Activos por segmentos corporativos	-	-	-	-	7.657.232
Participaciones en empresas asociadas	1.040.295	-	-	-	1.040.295
Activos corporativos no distribuidos	-	-	-	-	63.329.500
Activo total consolidado					616.349.704
Pasivo					
Pasivos por segmentos	37.679.175	34.496.330	6.350.101	(20.623.668)	57.901.938
Pasivos por segmentos corporativos	-	-	-	-	187.356
Pasivos corporativos no distribuidos	-	-	-	-	135.694.351
Pasivo total consolidado					193.783.645

17. ARRENDAMIENTOS OPERATIVOS

La Compañía como arrendador

Al 31 de diciembre de 2007, 2006 y 2005, los ingresos procedentes de arrendamientos de inmuebles ascendieron a Bs. 3.906 millones, Bs. 2.303 millones, y de Bs. 846 millones, respectivamente.

Los inmuebles que se encuentran bajo arrendamientos operativos están sujetos a compromisos de arrendamiento que van de uno (1) a cinco (5) años, y los incrementos de precios se rigen por el Índice de Precios al Consumidor de Área Metropolitana de Caracas (IPC); la gerencia de la Compañía estima que los contratos vigentes al 31 de diciembre de 2007 serán renovados automáticamente.

Al 31 de diciembre, la Compañía ha contratado con los arrendatarios las siguientes cuotas de arrendamiento mínimas (en miles de bolívares):

	2007	2006	2005
Menos de un año	4.528.921	3.382.952	2.139.037
Hasta dos años	2.942.446	3.723.952	2.167.037
Mas de dos años	3.780.000	-	-
	11.251.367	7.106.904	4.306.074

En los meses de diciembre de 2005 y enero de 2006, la Compañía celebró contratos de arrendamientos por otros bienes inmuebles poseídos, los cuales se encontraban fuera de uso en el año 2005 (Véase Nota 2).

La Compañía como arrendatario

La Compañía mantiene contratos de arrendamientos de bienes muebles que se utilizan en la operación; los mismos no revisten importancia para los estados financieros consolidados.

18. TRANSACCIONES Y SALDOS CON PARTES RELACIONADAS

Durante los años 2007, 2006 y 2005, la Compañía y sus filiales realizaron las siguientes transacciones significativas con partes relacionadas, en el curso normal de sus operaciones (en miles de bolívares):

	2007	2006	2005
Compras de energía eléctrica	18.214.984	17.434.815	17.426.164
Ventas de inventarios	7.941.202	8.664.749	9.332.460
Compras de inventarios	7.917.188	12.286.294	9.172.106
Servicios administrativos	38.700	41.925	25.340

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2007	2006	2005
Cuentas por cobrar:			
MANPA Centroamérica, C.A. (negocio conjunto)	6.086.103	6.405.353	7.011.952
Simco Recycling, Inc. (negocio conjunto)	4.838.785	4.858.012	4.816.468
Turbogeneradores Maracay, C.A. *	2.171.764	30.899	6.921
Agroindustrial Mandioca, C.A. (empresa asociada)	834.450	144.983	342.150
Corporación Industrial de Energía, C.A. S.A.C.A.	296.534	251.642	203.848
Turboven Maracay Company Inc. Sucursal *	-	33.576	31.117
Agropecuaria Mandioca, C.A. (empresa asociada)	-	-	1.040
	14.227.636	11.724.465	12.413.496
Menos – provisión para cuentas de cobro dudoso	2.073.911	1.666.000	-
	12.153.725	10.058.465	12.413.496
Cuentas por pagar:			
Simco Recycling, Inc. (negocio conjunto)	2.764.874	3.192.306	4.290.388
Turbogeneradores Maracay, C.A. *	-	4.155.424	3.411.542
Turboven Maracay Company Inc. *	-	101.746	100.160
Turboven Cagua Company Inc. *	-	19.782	19.782
Agroindustrial Mandioca, C.A. (empresa asociada)	-	1.382	-
MANPA Centroamérica, C.A. (negocio conjunto)	-	-	763.250
	2.764.874	7.470.640	8.585.122

* Estas compañías son filiales de Corporación Industrial de Energía, C.A. S.A.C.A.

Durante el año 2006, la Compañía decidió crear una provisión por Bs. 1.666 millones, correspondientes a las cuentas por cobrar de Simco Recycling, Inc. (Véase Nota 3). Al 31 de diciembre de 2007, el monto de dicha provisión asciende a Bs. 2.074 millones.

Al 31 de diciembre de 2007, 2006 y 2005, la Compañía no ha otorgado garantías a entidades financieras por cuenta de las compañías relacionadas.

19. RETRIBUCIONES A LA JUNTA DIRECTIVA Y ADMINISTRADORES

Junta Directiva

La Cláusula Nº 14 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por concepto de participación en el beneficio del ejercicio de la sociedad, el 1% de la utilidad. El importe pagado en el año 2007 a la Junta Directiva por este concepto ascendió a Bs. 305,3 millones (Bs. 360,8 millones en el año 2006 y Bs. 469,7 millones en el año 2005).

Adicionalmente, la Cláusula Nº 9 de los Estatutos de la Compañía establece que los miembros de la Junta Directiva percibirán por su asistencia a la Junta Directiva una dieta de 200 unidades tributarias El valor de las unidades tributarias vigentes durante los años terminados al 31 de diciembre de 2007, 2006 y 2005 fue de Bs. 37.632 y Bs. 33.600 en el 2007, Bs. 33.600 y Bs. 29.400 en el 2006, y Bs. 29.400 y Bs. 24.700 en el 2005, respectivamente. El importe pagado por este concepto al 31 de diciembre de 2007 fue de Bs. 1.354,7 millones (Bs. 1.128,9 millones en el año 2006 y Bs. 1.058,4 millones en el año 2005).

Retribuciones saláriales

Las retribuciones por concepto de sueldos, otros beneficios al personal y honorarios profesionales percibidas en el año 2007 por las 46 personas de la Compañía con responsabilidad ejecutiva (administradores) ascendieron a unos Bs. 9.186,3 millones (unos Bs. 7.620,2 millones en el año 2006 por 48 personas y unos Bs. 5.349,7 millones en el año 2005 por 41 personas).

Compromisos por seguros y otros conceptos

Las retribuciones post-empleo, algunos de los actuales y anteriores administradores de la Compañía son beneficiarios o tomadores de seguros cuyo costo corre a cargo de la Compañía. El importe cargado a resultados por este concepto en el año 2007 ascendió a Bs. 72,52 millones, aproximadamente (Bs. 51,8 millones en el año 2006 y Bs. 42,3 millones en el año 2005).

Al 31 de diciembre, las retribuciones a la Junta Directiva y administradores están compuestas como sigue:

	2007	2006	2005
Retribuciones a corto plazo a administradores	7.727.269	6.434.048	4.814.730
Prestaciones post empleo	1.459.045	1.186.216	534.970
Retribuciones a la Junta Directiva	1.660.000	1.489.843	1.528.183

20. LEYES VIGENTES

Ley Habilitante

Con fecha 1° de febrero de 2007, la Asamblea Nacional aprobó una Ley que autoriza al Presidente de la República para dictar decretos con rango, valor y fuerza de la ley en un grupo de materias delegadas, por un período de dieciocho (18) meses a partir de la publicación de la mencionada Ley en la Gaceta Oficial de la República Bolivariana de Venezuela. De acuerdo con el texto de la mencionada Ley, las materias objeto de ésta autorización comprenden, entre otras, diversidad de temas en los ámbitos de Transformación de las Instituciones del Estado, Participación Popular, Económico y Social, Financiera, Tributaria y Energética.

Ley de Reconversión Monetaria

Con fecha 6 de marzo de 2007, la Presidencia de la República aprobó un decreto con rango, valor y fuerza de ley de reconversión monetaria el cual contempla, a partir del 1° de enero de 2008, una reexpresión de la unidad del sistema monetario en el equivalente de mil bolívares actuales.

De acuerdo con el texto del mencionado decreto-ley, a partir de esa fecha los precios, salarios y demás prestaciones de carácter social, así como los tributos y demás sumas en moneda nacional contenidas en estados financieros u otros documentos contables, o en títulos de crédito y en general, cualquier operación o referencia expresada en moneda nacional, deberán expresarse conforme al bolívar reexpresado ("Bolívares Fuertes" o "Bs.F"). Así mismo, establece la expresión en la nueva unidad monetaria de aquellos estados financieros de ejercicios concluidos antes del 1° de enero de 2008, cuya aprobación se efectúe con posterioridad a esa fecha.

Impuesto a las Transacciones Financieras

En el marco de la Ley Habilitante concedida al Presidente de la República, fue publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 5.852 Extraordinario de fecha 5 de octubre de 2007, el Decreto Nº 5.620 con Rango

Valor y Fuerza de Ley de Impuesto a las Transacciones Financieras de las Personas Jurídicas y Entidades Económicas sin Personalidad Jurídica.
El Decreto establece una alícuota 1,5% sobre el importe de cada débito en cuenta u operación para las siguientes transacciones celebradas por las personas jurídicas, entidades económicas sin personalidad jurídica (tales como comunidades, sociedades irregulares o de hecho y consorcios), y aquellas calificadas como sujeto especial y vinculadas jurídicamente con las mismas, por las cancelaciones (compensación, novación y condonación de deudas) que efectúen sin mediación de las instituciones financieras:

a. Los débitos en cuentas bancarias, de corresponsalía, depósitos en custodia o en cualquier otra clase de depósitos, a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero, realizados en bancos y otras instituciones financieras.

b. La cesión de cheques, valores, depósitos en custodia pagados en efectivo y cualquier otro instrumento negociable, a partir del segundo endoso.

c. La adquisición de cheques de gerencia.

d. Las operaciones activas efectuadas por bancos y otras instituciones financieras.

e. La transferencia de valores en custodia entre distintos titulares, aun cuando no exista un desembolso a través de una cuenta.

f. La cancelación de deudas efectuadas sin mediación del sistema financiero, por el pago u otro medio de extinción.

g. Los débitos en cuentas que conformen sistemas de pagos organizados privados, no operados por el Banco Central de Venezuela y distintos del Sistema Nacional de Pagos.

h. Los débitos en cuentas para pagos transfronterizos.

Se encuentran exentos del mencionado impuesto, entre otros: 1) las entidades de carácter público con o sin fines empresariales; 2) los débitos que generen la compra, venta y transferencia de la custodia en títulos valores emitidos o avalados por la República o el Banco Central de Venezuela, así como los débitos o retiros relacionados con la liquidación del capital o intereses de los mismos; 3) las operaciones de transferencias de fondos que realice el o la titular entre sus cuentas, en bancos o instituciones financieras constituidas y domiciliadas en el país (no se aplica a las cuentas con más de un titular); y 4) los débitos o retiros realizados en las cuentas de la Cámara de Compensación Bancaria.

El impuesto previsto en este Decreto no será deducible del impuesto sobre la renta.

Este Decreto entrará en vigencia a partir del 1° de noviembre de 2007 hasta el 31 de diciembre de 2008.

21. GERENCIA DE RIESGO

Riesgos de interés, tipo de cambio y precios

La Compañía está expuesta continuamente a riesgos de crédito, de tipo de cambio, de tasas de interés y de fluctuaciones de precios; sin embargo, la gerencia permanentemente monitorea dichos riesgos e implementa los procedimientos operativos y financieros necesarios para minimizar los mismos.

La mayor parte de las ventas de la Compañía están dirigidas hacia el mercado local, mientras que parte de los costos están denominados en dólares, por lo que las variaciones entre la tasa de inflación local y la tasa de devaluación pueden tener incidencia en los márgenes operativos.

El riesgo de tasa de interés es manejado a través de una política de endeudamiento conservadora. Actualmente la gerencia no prevé ningún cambio significativo en su exposición a cambios en las tasas de interés o en la estrategia actual para el manejo de dicho riesgo.

La Compañía está sujeta a riesgos en precios de la principal materia prima, y entre ellos el más significativo es el precio de la pulpa. Los precios de venta de productos de papel están influenciados en parte por el precio de mercado de la pulpa, el cual está determinado por la oferta y la demanda en la industria. Específicamente los incrementos en el precio de la pulpa podrían afectar negativamente las ganancias si los precios de venta no pueden ser ajustados. Los instrumentos derivados no han sido utilizados para manejar estos riesgos.

Durante el año terminado el 31 de diciembre de 2007, 2006 y 2005, la Compañía no realizó operaciones de cobertura (hedging) y no ha identificado instrumentos que puedan calificarse como derivados.

Riesgos de crédito

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2007, 2006 y 2005 la Compañía no

posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

Control de precios

Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

Concentración de operaciones

Las ventas de exportación al 31 de diciembre de 2007, 2006 y 2005 representan aproximadamente
el 4,1%, 8,5% y 20% de las ventas netas consolidadas, respectivamente.

22. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A partir de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela han celebrado diversos Convenios Cambiarios, en los cuales se establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A partir de esa fecha, la Comisión de Administración de Divisas (CADIVI), se encarga de la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dichos convenios. Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas.

La Compañía ha venido efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera derivadas de importaciones de bienes y servicios y dividendos. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2007, 2006 y 2005, registrados en bolívares a la tasa de cambio oficial de Bs. 2.150,00 por US$ 1,00 (en miles de dólares estadounidenses):

	2007	2006	2005
	(En miles de US$)		
Activo:			
Efectivo e inversiones temporales	4.538	9.342	5.701
Inversiones disponibles para la venta	-	-	4.035
Cuentas por cobrar comerciales	1.826	1.629	1.325
Cuentas por cobrar a compañías relacionadas	4.208	4.555	5.600
Depósitos dados en garantía	3.063	1.206	3.500
Anticipos a proveedores y deudores diversos	567	109	1.388
	14.202	16.841	21.549
Pasivo:			
Cuentas por pagar comerciales	31.362	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.671	1.485	2.350
Gastos acumulados por pagar y otras	435	450	1.043
	33.468	32.385	22.444

23. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas de instituciones bancarias por un monto de Bs. 26 millones.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, una filial se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. El monto de dicha fianza ascendía a la cantidad US$ 350 mil venciéndose al 30 de abril de 2006. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador por US$ 446 mil, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se convino que en el caso de venta de los inmuebles gravados, esta garantía sería sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas. Durante el año 2006, la fianza y la garantía hipotecaria quedaron totalmente liberadas.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2007, las fianzas pendientes de liberación a favor del Fisco Nacional ascienden a Bs. 39 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, así como en el Reglamento sobre los Regímenes de Liberación, Suspensión y otros Regímenes Aduaneros Especiales, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble de valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2007, las cartas de crédito abiertas por estos conceptos alcanzan US$ 26,21 millones (Bs. 56.361 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas civiles y laborales en contra de la Compañía, por Bs. 1.920 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2007, 2006 y 2005, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 567 mil introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (años 1994 a 1996), por un monto de US$ 5.321.716, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

13.3 Comisión Nacional de Valores Resolución No. 016-86 del 27 de Enero de 1.987.

Comisión Nacional de Valores
Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.007, 2.006 y 2005 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2008.

(En miles de US$)

	30-06-2008	2007	2006	2005
Activo:				
Efectivo e inversiones temporales	11.998	4.538	9.342	5.701
Inversiones disponibles para la venta	-	-	-	4.035
Cuentas por cobrar comerciales	1.977	1.826	1.629	1.325
Cuentas por cobrar a compañías relacionadas	2.757	4.208	4.555	5.600
Depósitos dados en garantía	3.665	3.063	1.206	3.500
Anticipos a proveedores y deudores diversos	3.939	567	109	1.388
	24.336	14.202	16.841	21.549
Pasivo:				
Cuentas por pagar comerciales	17.027	31.362	30.450	19.051
Cuentas por pagar a compañías relacionadas	1.485	1.671	1.485	2.350
Gastos acumulados por pagar y otras	14	435	450	1.043
	18.526	33.468	32.385	22.444
Posición Neta	5.810	(19.266)	(15.544)	(895)

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.005: Bs.F. 2,15 * US$
Al cierre del 31 de Diciembre de 2.006: Bs.F. 2,15 * US$
Al cierre del 31 de Diciembre de 2.007: Bs.F. 2,15 * US$
Al cierre del 30 de Junio de 2.008: Bs.F. 2,15 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarias.

Para el período comprendido entre el 01-01-08 hasta el 30-06-08 y para los años 2.007, 2.006 y 2.005 la utilidad o pérdida cambiaría expresada en Bolívar Fuerte son las siguientes:

30 de Junio 2008	31 de Diciembre 2007	31 de Diciembre 2006	31 de Diciembre 2005
Pérdida Cambiaria	Pérdida Cambiaria	Pérdida Cambiaria	Utilidad Cambiaria
(75.854)	(27.226)	(61.402)	3.565.400

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de Junio de 2008 y al 31 de diciembre de 2007, 2006 y 2005 no existen cargos.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos se presentan al costo atribuido menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con

base en el método de línea recta sobre la vida útil restante estimada por la Compañía y estudios técnicos avalados por peritos independientes.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	10-30
Maquinarias y equipos	7-20
Vehículos	3-6
Muebles, enseres y otros	3-5

Para el período comprendido entre 01/01/08 y el 30/06/08 y para los años 2007, 2006 y 2005 el cargo por concepto de gasto por depreciación de los activos fijos expresados miles de bolívares son los siguientes:

30 de Junio 2.008	31 de Diciembre 2.007	31 de Diciembre 2.006	31 de Diciembre 2.005
8.924.768	18.212.896	20.559.433	22.299.074

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

13.4 Relaciones Financieras

INDICADOR	Cierre al 30-06-08	Cierre al 31-12-07	Cierre al 31-12-06	Cierre al 31-12-05
AC / PC	1,32	1,13	1,11	1,34
Efect. / PC	0,16	0,06	0,13	0,12
PC / Pat.	0,56	0,54	0,46	0,32
PT / Pat	0,80	0,76	0,59	0,46

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

14. Dictámenes de las Sociedades Calificadoras de Riesgo.

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contactos:

Otto Rivero (212) 905.6383

Dictamen de Calificación de Riesgo.

Hoja Resumen.

Caracas - Venezuela, agosto de 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Tipo de título	Emisión N°	Monto	Denominación	Plazo
Obligaciones Quirografarias	2008-I	Bs.F. 60.000.000,00	En Bolívares	2 años
Emisión aprobada en Asamblea General Ordinaria de Accionistas del 27 de junio de 2008.				

Categoría	Subcategoría	Fecha del Dictamen	Edos. Financieros mas recientes	Próxima revisión
A	**A2**	21 de agosto de 2008	Al 30/06/08 (no auditados)	En seis (6) meses.

Definición de la Categoría A: "Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que este pertenece o en la economía".

Definición de la Subcategoría A2: "Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto de capital como de los intereses, es muy buena. Según la opinión del Calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo".

Por la Junta Calificadora:

Otto Rivero · César Mendoza · Bernardo Alvarado

Fundamentos de la calificación:

- Durante el AF07 los ingresos de Manpa experimentaron un importante crecimiento (+24,7%) respecto del AF06, tendencia que se mantiene durante el primer semestre del AF08 cuando las ventas crecieron 56,2% respecto a igual período del ejercicio anterior. El mayor nivel de ingresos ha implicado una importante recuperación de la rentabilidad operativa y neta, los cuales alcanzaron durante el primer semestre del AF08 los niveles máximos de la serie analizada (24,4% y 19,4%, respectivamente). Los márgenes de rentabilidad se han visto igualmente favorecidos por el cambio de estructura operativa iniciado por Manpa a partir del segundo trimestre del AF08, lo cual ha generado importantes ahorros.
- Los mayores niveles de rentabilidad operativa y neta han favorecido el incremento de los niveles de liquidez. Al cierre del AF07 la liquidez medida a través de la relación activo circulante/pasivo circulante se ubicó en 1,13x. Al cierre del primer semestre del AF08 esta relación se incrementó a 1,32x. Manpa mantiene una elevada proporción de efectivo en el activo circulante a fin de enfrentar los ciclos adversos de la industria.
- La cobertura de intereses es bastante holgada (12,9x en el primer semestre de 2008). Al cierre del AF07 y primer semestre del AF08, la deuda financiera ha incrementado a Bs.F. 49,2 millones y Bs.F. 55,5 millones, respectivamente, respecto del cierre del AF06 (Bs.F. 25,7 millones). No obstante, dicha deuda representa un bajo porcentaje de las ventas del Emisor y de su patrimonio.
- Los fondos provenientes de las Obligaciones Quirografarias hasta por un monto de Bs.F. 60.000.000,00, se destinarán a la cancelación de pasivos bancarios a corto plazo y financiar requerimientos de capital de trabajo.
- La baja volatilidad de los resultados obtenidos por Manpa durante la serie analizada, aún en años de contracción de la demanda interna como lo fueron 2002 y 2003, favorecen la percepción de bajo riesgo del Emisor a largo plazo.
- No se encontraron en el entorno factores adicionales que constituyan una amenaza real a la solvencia del emisor tales como protección arancelaria de materias primas importadas; contingencias derivadas de juicios pendientes; avales y garantías otorgadas a terceros; concentración de ventas.

Perspectivas del Sector.

Manpa se dedica a la elaboración de productos intermedios de papel (bobinas o láminas utilizadas como insumo por empresas del ramo) de Impresión y Escritura, Envases y Embalajes e Higiénicos, y a su conversión en productos terminados de uso industrial, comercial, doméstico, escolar y de oficina. Las principales plantas se encuentran en Maracay, Edo. Aragua. En 2007, el 33% de la producción de Manpa se vendió en bobinas mientras que el 67% restante se convirtieron y vendieron como producto terminado; 96 % de dicha ventas fueron al mercado nacional.

Con el crecimiento del PIB en el primer trimestre de 2008 (+4,8%), son dieciocho los períodos consecutivos de expansión económica que se han disfrutado, desde que en el cuarto trimestre de 2003 se revirtiera la tendencia contractiva que originara los acontecimientos políticos de los años 2002 y 2003, que incluyen el paro de la industria petrolera en diciembre 2002 - enero 2003. La cotización promedio de la cesta de exportación petrolera venezolana ha sufrido un fuerte incremento desde el segundo semestre de 2004, promediando US$ 118,98 por barril en junio de 2008. Los mayores ingresos petroleros unido a los procesos electorales, han condicionado un incremento importante del gasto público por la vía presupuestaria y no presupuestaria (gasto social de PDVSA, BANDES, uso de las reservas). El Gobierno ha contado con recursos adicionales provenientes de la mayor recaudación fiscal y la adjudicación de letras del tesoro y VEBONOS. Al cierre de 2007 la emisión de deuda interna pública experimentó por primera vez en los últimos 10 años una disminución. El crecimiento de la actividad económica, apalancado en un mayor gasto público, ha originado un incremento de la liquidez monetaria, lo cual favoreció las bajas tasas de interés observadas en el mercado hasta el tercer trimestre de 2007. El BCV junto con el Ejecutivo Nacional, iniciaron la adopción de diversas medidas de carácter económico con el objeto de controlar el crecimiento de la liquidez monetaria y el impacto de ésta sobre el proceso inflacionario. A partir del último trimestre de 2007 se llevó a cabo el retiro de fondos públicos desde la banca privada hacia bancos del Estado y se estableció la obligación de depositar en el BCV 20% de las remesas recibidas en bolívares fuertes, lo cual aunado al retraso en la ejecución del presupuesto nacional por parte del Ejecutivo, presionó el aumento del costo de los financiamientos. Adicionalmente, durante el primer trimestre de 2008, el BCV tomó la decisión de incrementar las tasas de interés pasivas y las activas, como una medida para controlar el crecimiento de la demanda agregada. El consumo privado viene creciendo en los últimos tres años y medio, producto de la reducción del desempleo, los ajustes salariales y la redistribución del ingreso a través de las misiones. Los mayores ingresos en divisas del país, han permitido una acumulación de reservas internacionales que junto al control de cambios impuesto en febrero de 2003, le han conferido estabilidad al tipo de cambio.

Consumo Aparente de Bobinas de Papel (TM)				
Tipo de Papel	2004	2005	2006	2007
Impresión/Escritura	121.614	78.467	147.894	175.700
Envases/Envolturas	34.151	28.262	33.155	16.608
Higiénicos	141.165	156.252	188.830	215.498
Total:	296.930	262.981	369.879	407.806

Fuente Apropaca.

En 2004, con el inicio del ciclo de expansión económica, la recuperación del consumo de este tipo de bobinas fue de 54%, superando en el rubro de Impresión y Escritura los niveles de 2001. Este comportamiento refleja una tendencia en períodos de restricciones cambiarias, a la conversión local de bobinas en lugar de la importación de productos finales. Con la agilización en la entrega de Divisas por parte de CADIVI, en 2005 el consumo de bobinas en los segmentos de Envases y Envolturas e Impresión y Escritura volvió a contraerse. No obstante, en 2006 el consumo aparente de bobinas de papel experimentó un repunte de 41%, impulsado principalmente por el consumo de bobinas del segmento Impresión y Escritura, el cual aumentó en 89%. El consumo de bobinas de Envases y Envolturas creció 18% y el de Higiénicos continuó su expansión 21%. Durante 2007 el mayor nivel de actividad económica se vio reflejado en una expansión del consumo de bobinas pertenecientes al rubro de imprimir y escribir (+19%), alcanzando así el nivel de consumo más alto de los 10 últimos años. El consumo de bobinas de Envases y Envolturas se contrajo (-50%), dando paso así a la importación de productos finales. Por su parte, el consumo de Higiénicos continuó su expansión (+14%) en 2007, debido a la protección natural que posee contra la importación de productos terminados (el flete resulta oneroso debido al peso y volumen del producto convertido).

Producción de Bobinas de Papel (TM)				
Tipo de Papel	2004	2005	2006	2007
Impresión/Escritura	83.228	50.615	72.754	76.615
Envases/Envolturas	18.157	16.224	14.322	15.673
Higiénicos	134.334	148.560	161.434	164.657
Total:	235.719	215.399	248.510	256.945

Fuente Apropaca.

La producción nacional de bobinas se contrajo en los años 2002 y 2003, en magnitudes que van más allá de la contracción de la demanda interna, debido a la

reducción de inventarios en el canal de distribución y los efectos de la sobrevaluación del tipo de cambio: Reducción de las exportaciones e incremento de la importación de productos finales e intermedios. El rubro más afectado fueron los Higiénicos. Con la recuperación de la actividad económica y del consumo en 2004, la producción de bobinas que fabrica el Emisor se expandió 54%. Todos los rubros tuvieron un desempeño positivo. En 2005, la producción de Higiénicos continuó su expansión a diferencia de Envases y Envolturas e Impresión y Escritura cuya producción se redujo. En 2006, la producción de los segmentos de Impresión y Escritura y de Higiénicos experimentó un crecimiento del 44% y 9%, respectivamente. Por su parte, la producción de bobinas del rubro Envases y Envolturas experimentó una nueva contracción (-12%). Durante 2007 la producción de bobinas para el segmento Imprimir y Escribir fue mayor (+5,3%) respecto a 2006. Por su parte, la producción correspondiente al rubro Envases y Envolturas logró crecer en 9% y la de Higiénicos en 2%.

Importación de Bobinas de Papel (TM)				
Tipo de Papel	2004	2005	2006	2007
Impresión/Escritura	71.677	47.092	75.856	99.303
Envases/Envolturas	15.994	12.038	18.973	935
Higiénicos	23.442	22.743	36.173	51.830
Total:	111.113	81.873	131.002	152.068

Fuente Apropaca.

En 2003, la importación en los segmentos analizados se contrajo -4%. El rubro mas beneficiado fueron los Higiénicos, sector donde han aparecido convertidores locales importantes e importación de productos finales de Colombia, y Envases y Envolturas, sector que ha sido afectado por importaciones de cementeras locales que anteriormente estaban relacionadas con productores locales de sacos. El rubro mas afectado fue Impresión y Escritura donde convertidores locales han sustituido producción nacional por importaciones de Colombia y Brasil principalmente. En 2004, las importaciones de Impresión y Escritura y Envases y Envolturas se incrementaron +64% y +49% respectivamente, reflejando la tendencia a la conversión local de bobinas en períodos de restricciones cambiarias. En 2005, con la agilización en la entrega de divisas, se incrementó la importación de productos terminados en estos últimos dos rubros, reduciéndose la importación de bobinas. En 2004 y 2005, la importación de papeles Higiénicos se contrajo conforme los productores locales recuperaron su mercado natural. En 2006 esta tendencia del segmento de Higiénicos continúa. La importación de papeles de imprimir y escribir repuntó (+61%), mientras que la de Envases y Envolturas se contrajo (-86%).

A finales de 2006 el Ministerio de Industrias Ligeras y Comercio (MILCO) emitió una Resolución en la cual se listan aquellos bienes, materias primas e insumos no producidos en el país, a los efectos de la autorización de las divisas necesarias para su importación por parte de CADIVI. Esta medida no ha implicado un desestímulo a la importación de papeles. En tal sentido, durante 2007 tanto las importaciones del segmento Imprimir y Escribir como del de Higiénicos se incrementaron 30,9% y 43,3%, respectivamente. Por su parte, las importaciones de Envases y Envolturas cayeron 95%.

Exportación de Papeles (TM)				
Tipo de Papel	2004	2005	2006	2007
Impresión/Escritura	33.291	19.240	716	218
Envases/Envolturas	0	0	140	0
Higiénicos	16.611	15.051	8.777	989
Total:	49.902	34.291	9.633	1.207

Fuente Apropaca.

La sobrevaluación del bolívar y los atrasos del Gobierno en el pago del "Draw-Back" han afectado la exportación de papeles. A pesar de la contracción en el consumo interno y la elevada capacidad ociosa, las exportaciones se contrajeron 12% en 2002 y 32% en 2003. El segmento mas afectado fue el de Higiénicos, observándose una mayor estabilidad en las exportaciones de Impresión y Escritura. En 2004, con el incremento en el precio internacional de papeles y una mejoría en la agilización del pago del "Draw-Back", las exportaciones sufrieron un incremento de +63%. En 2005, cuando la paridad cambiaria se mantuvo inalterada, las exportaciones volvieron a contraerse -31%. En 2006 y 2007, la sobrevaluación del bolívar y la reaparición de la problemática del pago del "Draw Back" continuaron afectando el desempeño de la actividad exportadora de los productores de papel, lo cual se refleja en una contracción de las exportaciones de 72% y 88%, respectivamente.

A los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y 2005, se le suma en 2006 las tensiones político-militares en el Medio Oriente. A los factores que ocasionaron el fuerte incremento de los precios del petróleo en 2004 y 2005, se le suma en 2006 las tensiones político-militares en el Medio Oriente. Las proyecciones de los precios para el WTI de diferentes fuentes para el 2008 y 2009 se ubican en 109,5 US$/Brr y 103,2 US$/Brr, respectivamente. Los altos precios del petróleo seguirán condicionando el elevado gasto público. El crecimiento del PIB se estima en 5,8% en 2008 y 3,5% en 2009. El control de cambio se mantendrá por razones políticas y técnicas. Las tasas de interés internas han iniciado un proceso de ajustes

al alza a partir del tercer trimestre de 2007, lo cual tendrá un impacto adverso sobre los niveles de consumo. Bajo este escenario, las proyecciones se ven limitadas para el sector donde se desenvuelve el Emisor caracterizado por menores tasas de crecimiento del sector, elevadas tasas de interés, menor consumo, la permanente amenaza de las importaciones y la falta de competitividad de las exportaciones. En los rubros de Imprimir y Escribir y Envases y Envolturas, la principal competencia de Manpa proviene de las importaciones y productos sustitu-tivos como el plástico en sacos. En Higiénicos, los principales competidores son Papeles Venezolanos, C.A. y la multinacional Kimberley-Clark. En este rubro, Manpa tiene una mayor participación en papeles B y C, y sus competidores en papeles A y B.

Análisis financiero.

Rentabilidad.

En los últimos cinco ejercicios, el Emisor muestra un sólido margen operativo. Manpa ha acometido importantes programas de reducción de costo, concentrándose en el negocio de papel (en el 2001 vendió los activos de la División Forestal). En 2002, a pesar de la fuerte contracción de la demanda, la devaluación del bolívar favoreció las exportaciones y elevó la competitividad de los productores locales frente a las importaciones. Los resultados, aunque inferiores a los del año anterior, fueron altamente positivos. En 2003, con el cierre virtual de Venepal y las dificultades para la obtención de divisas para la importación, el entorno favoreció aún más al productor local. El margen operativo de Manpa, al igual que sus ventas, se incrementó de nuevo a pesar de la fuerte contracción de la economía. En 2004, con la recuperación de la demanda, Manpa obtuvo un sólido margen operativo y mantuvo la tendencia positiva de su rentabilidad (ROA y ROE). Durante 2005 los resultados de Manpa se vieron afectados, aunque se mantuvieron en niveles sólidos, debido al incremento de las importaciones, la debilidad de los precios producto de la entrada del nuevo competidor (Invepal) y un leve incremento del precio de las materias primas. En 2006 los resultados operativos presentaron un ligero descenso, debido al incremento sostenido del precio de la materia prima, pero manteniéndose aún en niveles sólidos. Durante el AF07, los mayores niveles de venta implicaron una recuperación del margen operativo y neto. Durante el primer semestre del AF08, el Emisor atravesó por una reestructuración operativa que le ha permitido mejorar el proceso productivo e incrementar la producción, generando importantes ahorros. Como consecuencia, el margen de rentabilidad operativa y neta del Emisor alcanzaron los niveles máximos de la serie analizada. Estos resultados deben mejorar aún más al cierre de 2008, considerando que el segundo semestre del año es el período más favorable para Manpa debido a la estacionalidad de las ventas de papeles de Imprimir y Escribir.

Endeudamiento.

En el AF01, con el efectivo producido por la venta de activos del proyecto forestal, Manpa redujo su deuda financiera en 56%. En el AF02 el índice de cobertura cae ligeramente, debido al fuerte incremento de las tasas de interés, producto de la inestabilidad cambiaria que caracterizó dicho año. A partir del AF03, con el control de cambio, las tasas de interés locales han descendido progresivamente. Manpa ha aplicado sus excedentes de caja a la cancelación de deuda. Al cierre del AF04, el efectivo y equivalentes superaba la deuda financiera. Con los excelentes resultados operativos, la cobertura de intereses fue de 37 veces. En el AF05, la deuda financiera neta pasa a ser positiva, debido a los altos dividendos en efectivo cancelados por la compañía. Con los resultados operativos mas ajustados, la cobertura se redujo aunque sigue siendo holgada (16x). En 2006, la deuda financiera neta se mantiene positiva, representando sin embargo un porcentaje bajo de los ingresos por ventas y del patrimonio del Emisor. Al cierre del AF07 y primer semestre del AF08, los mayores niveles de rentabilidad operativa incrementaron la cobertura de intereses la cual se mantiene en niveles bastante holgados (11,5x y 12,9x). Se espera que el flujo de caja de Manpa cubra con holgura la carga financiera.

Solvencia y liquidez.

En el AF02, como resultado de la inestabilidad cambiaria y de la contracción de la demanda, se acumularon mayores inventarios de productos terminados y materias primas, estos últimos con sus correspondientes cuentas por pagar en divisas. La liquidez y la prueba del ácido sufrieron una reducción considerable. Ambos índices se han fortalecido desde entonces con una mayor rotación de los inventarios de productos terminados (que ha mas que compen-sado la mayor acumulación de materias primas) y una cancelación mas rápida de las cuentas por pagar, mostrando valores holgados al cierre del AF04. En el AF05, la mayor acumulación de productos termina-dos y el inventario en tránsito redujo la liquidez respecto al ejercicio anterior. En el AF06 los niveles de liquidez disminuyeron, debido a un importante incremento de papeles comerciales en circulación y un mayor financiamiento con proveedores. Al cierre del AF07 los niveles de liquidez mejoran debido a la

mayor rentabilidad operativa y una significativa disminución de la deuda financiera de corto plazo. Al cierre del primer semestre del AF08, los niveles de liquidez presentaron una notable mejora, producto de los mayores niveles de rentabilidad y del incremento de las cuentas por cobrar generado por los mayores ingresos.

Eficiencia.

La concentración en el negocio de papel, mejoró el uso de los activos hasta el año 2001. En el AF02, los índices de eficiencia desmejoraron ya que, si bien las ventas permanecieron prácticamente constantes, los valores corrientes del activo fijo se incrementaron sensiblemente con la devaluación. Durante el AF06 y AF07 la recuperación de los índices obedece al mejor desempeño de las ventas, las cuales mantienen su tendencia durante el primer semestre del AF08.

Sensibilidad al entorno.

Al cierre del AF07 Manpa incrementó su posición corta en dólares. Por un lado, los mayores volúmenes y precios de las importaciones de materia prima, dieron origen a una importante acumulación de cuentas por pagar comerciales en moneda extranjera, y por el otro, la continua caída de las exportaciones producto de la sobrevaluación de nuestra moneda, le han impedido a Manpa generar las divisas necesarias para cubrir sus necesidades de materias primas que normalmente triplican el monto de las exportaciones. Al 30/06/08, la totalidad de la deuda financiera de Manpa está contratada en bolívares. No obstante, el 67% de dicha deuda corresponde a papeles comerciales y obligaciones quirografarias emitidas a tasa fija, lo cual mitiga el riesgo de fluctuaciones de tasas de interés. En todo caso, la cobertura de intereses actual y prevista es bastante holgada, lo que permitirá absorber el impacto de cualquier fluctuación en las tasas. El apalancamiento operativo de Manpa es bajo (reduciendo la volatilidad de los resultados operativos); la materia prima representa alrededor del 70% del costo de producción y los costos variables alcanzan 78%.

Índices y Cifras Seleccionadas	Jun 08	Jun 07	Dic 07	Dic 06	Dic 05
Rentabilidad (%)					
Margen en operaciones	24,4	11,5	10,4	8,5	10,8
Margen neto	19,4	12,0	7,9	7,0	9,6
Utilidad neta/Patrimonio (ROE)	*40,4	*15,6	12,2	7,8	8,5
Utilidad neta/Total Activos (ROA)	*22,5	*9,8	6,9	4,9	5,8
Endeudamiento (veces)					
EBITDA/Intereses netos	12,87	14,30	11,52	10,75	15,80
Deuda financiera neta/Ventas netas	*0,07	*0,06	0,09	0,06	0,09
Total pasivo/Patrimonio	0,80	0,59	0,76	0,59	0,46
Pasivo circulante/Total pasivo	0,71	0,76	0,71	0,78	0,70
Deuda financiera/Total pasivo	0,30	0,26	0,23	0,22	0,26
Efectivo y equivalentes/Deuda financiera a corto plazo	0,79	0,51	0,43	0,48	0,32
Deuda financiera neta (miles de Bs.F.)	55.491	28.950	49.219	25.676	33.855
Solvencia y liquidez (veces)					
Liquidez (Activo circulante/Pasivo circulante)	1,32	1,14	1,13	1,11	1,34
Prueba del ácido	1,02	0,82	0,71	0,74	0,92
Rotación de cuentas por cobrar	-	-	6,91	6,61	6,56
Rotación de inventarios	8,45	7,13	5,17	5,11	4,95
Efectivo e Inversiones temporales/Activo circulante	0,12	0,16	0,05	0,12	0,09
Eficiencia (veces)					
Ventas netas/Total activo	*1,16	*0,82	0,88	0,71	0,61
Ventas netas/Activo fijo	*1,98	*1,22	1,36	1,05	0,87

(*) Resultados del semestre anualizados para fines comparativos.

Nota: Los resultados corresponden a los estados financieros del Emisor preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF).

ADVERTENCIA:
El presente dictamen no implica recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título sino una valuación sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

FitchRatings
KNOW YOUR RISK

Corporativo América Latina

Características de la Emisión

Emisor:	Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Identificación de la Emisión:	OQ-2008-I
Tipo de Emisión:	Obligaciones Quirografarias
Monto:	Hasta Bs.F 60 millones.
Rendimiento:	Fijado al momento de la emisión
Plazo:	Dos (2) años
Riesgo:	**A2**
Categoría A	Corresponde a aquellos instrumentos con una muy buena capacidad de pago de capital e intereses en los términos y plazos pactados, la cual no debería verse afectada ante eventuales cambios en el emisor, en el sector o área a que éste pertenece, o en la economía. Solo en casos extremos, pudiera afectarse levemente el riesgo del instrumento calificado.
Subcategoría A2	Se trata de instrumentos con un mínimo riesgo de inversión. Su capacidad de pago, tanto del capital como de los intereses, es muy buena. Según la opinión del calificador, de producirse cambios predecibles en la sociedad emisora, en el sector económico a que ésta pertenece o en la marcha de la economía en general, no se incrementaría significativamente su riesgo.
Periodicidad de Revisión:	Este dictamen será revisado a los ciento ochenta días contados a partir del inicio de la oferta pública o cuando Fitch Venezuela S.A., tenga conocimientos de hechos que puedan alterar substancialmente el nivel de riesgo de los títulos valores emitidos.
Uso de los Fondos:	Los fondos provenientes de la presente emisión de Obligaciones Quirografarias al Portador, serán usados 100% para la cancelación de los pasivos bancarios a corto plazo y financiar requerimientos de capital de trabajo para la realización de actividades relativas al objeto social de la empresa.
Autorización de la Emisión:	La emisión fue aprobada en Asamblea General Ordinaria de Accionistas celebrada el día 18 de abril de 2008.
Información Procesada:	1. Edos. Financieros consolidados del emisor para el período 2004-2008. 2. Entrevistas a Ejecutivos de la empresa. 3. Reportes de FITCH Ratings Ltd.
Sustento de la Calificación:	Análisis Financiero de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. publicado en agosto de 2008.

Carlos Fiorillo   Pedro El Khaouli   Hilario Ramírez

Agosto 2008

/ Productos
ıles
ıela
s de Crédito

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.(MANPA)

aciones

e Largo Plazo	AA(ven)
e Corto Plazo	F-1+(ven)
-2007-I	A1
Q-2007-I	A2
-2008-I	A1
Q-2008-I	A2

nación Financiera

	30/06/08 (UDM)*	31/12/07
al	664.478	617.802
o	369.795	351.500
	679.378	540.737
	140.360	74.703
al	89.193	60.381

auditadas

tas

nes
286 3844
es@fitchratings.com

amírez
286 3232
mirez@fitchratings.com

Fundamentos

- Las calificaciones asignadas a MANPA reflejan su sólida posición competitiva en el mercado papelero local, la adecuada generación de flujo de caja operativo, así como, sus conservadores indicadores de apalancamiento, cobertura y liquidez. Por su parte, las calificaciones también incorporan el reducido margen EBITDA de la empresa.
- MANPA ha mantenido una sólida posición de mercado a nivel nacional, siendo que en higiénicos (el segmento más importante dentro de sus ventas), ésta constituyen la segunda empresa dentro de dicho mercado con una participación de 35%.
- La empresa mantiene un margen EBITDA relativamente bajo, comparado con el promedio de otras empresas papeleras integradas de la región, debido al impacto del aumento de los precios de la materia prima y de la mano de obra, así como, por la menor contribución de los segmentos imprimir y escribir, empaques y embalajes, resmas-resmillas y escolares. Sin embargo, dada su adecuada generación de flujo de caja, MANPA registra conservadores indicadores de apalancamiento y cobertura, así como una elevada relación de EBITDA a servicio de deuda, no obstante la mayor distribución de dividendos realizada en los últimos años.
- A partir de abril del año 2008, la gerencia de la empresa centralizó la distribución de todos sus productos a través de las mismas empresas que la realizan para los productos de higiénicos, a fin de mejorar sus márgenes, ya que éstas asumen los costos de transporte y eliminándose los descuentos y promociones. Aún cuando este cambio implicaría un riesgo de concentración de ventas, éste sería mitigado por la larga data de las relaciones comerciales de MANPA con sus distribuidores.
- En función de los cambios realizados a nivel de distribución de sus productos y los menores niveles de crecimiento de la actividad económica interna previstos a mediano plazo, se registraría una relativa estabilidad de los volúmenes de venta en un contexto de aumento de los márgenes de la empresa y en la generación de caja de la compañía. Esto sería compensado por el incremento de la deuda financiera, dadas las nuevas emisiones de deuda en el mercado local a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalancamiento y cobertura se ubicarían en niveles cónsonos con la calificación asignada y similares a los registrados al cierre del año 2007.

Elementos Clave de la Calificación de Riesgo

Las calificaciones asignadas podrían incrementarse de mantenerse los avances observados recientemente a nivel de generación de flujo de caja, que se reflejen en una mejora de los indicadores de apalancamiento y cobertura. Asimismo, las calificaciones serían afectadas en forma adversa por mayores presiones regulatorias que reduzcan la capacidad la generación de flujo de caja de la empresa.

Perfil

La empresa Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fundada en el año 1950, dedicándose a la producción y conversión de papel tissue, para empaques y embalajes, imprimir y escribir, así como artículos escolares, principalmente al mercado local.

Perfil

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en el año 1950, dedicándose a la producción y conversión de papel tissue, para empaques y embalajes, imprimir y escribir, así como artículos escolares, principalmente al mercado local, siendo que una parte de su producción se destina hacia las Islas el Caribe y Centroamérica.

La empresa pertenece mayoritariamente a un grupo empresarial con actividades industriales en Venezuela desde principios del siglo XX, siendo que en la actualidad mantiene adicionalmente operaciones en el sector de ventas no reguladas de energía eléctrica. Las acciones de la empresa están inscritas en la Bolsa de Valores de Caracas y cotiza ADR's en el mercado OTC.

Presentación de cuentas: Para el presente reporte se consideraron los estados financieros auditados por la firma Lara Marambio y Asociados (Deloitte) presentados en base a las Normas Internacionales de Información Financiera (NIIF), luego de la adopción anticipada de los referidos principios contables, de acuerdo a las resoluciones N° 157-2004 y 177-2005 emitidas por la Comisión Nacional de Valores. Estos estados financieros no incorporan el efecto de la inflación tal como es realizado por otros emisores venezolanos.

Adicionalmente, durante el año 2007, el Gobierno Nacional decidió realizar un proceso de reconversión monetaria, cuyas bases fueron establecidas en la Ley de Reconversión Monetaria, publicada en la Gaceta Oficial Nro. 38.617 del 1ero de Febrero del año 2007. Allí se establece que a partir del 1ero de Enero del año 2008, la unidad monetaria debe ser reexpresada en el equivalente a 1.000 bolívares de los existentes hasta el año 2007. En tal sentido, para la elaboración del presente reporte, Fitch hará referencia a los valores expresados en moneda nacional como "Bolívares Fuerte" y, en los caso que aplique, colocará entre paréntesis la cifra que haya sido expresada en bolívares vigentes hasta el año 2007.

Operaciones

Ingresos por División (Bolívares)
(Año 2007)


Empaques y Embalajes 18%
Bobinas Imprimir, Escribir y Embalar 10%
Escolares y Oficina 7%
Resmas, resmillas y formas continuas 15%
Higiénicos 50%
Fuente: MANPA

MANPA constituye actualmente una empresa fabricante de papel y productos derivados con un elevado grado de integración, ya que sus operaciones se componen principalmente de: a) Producción de materia prima (pulpa) a través del procesamiento de fibras recicladas; b) Manufactura de bobinas de papel y c) Conversión de papel, fundamentalmente papel para empaques y embalajes, resmas, resmillas y formas continuas, higiénicos, así como, productos escolares y de oficina.

Dentro de su estructura integrada de producción, MANPA posee una planta para la manufactura de pasta destintada (pulpa) utilizada como materia prima en los procesos de elaboración de papel. La planta cuenta con una capacidad anual de producción de 38.400 Tm, supliendo parte de las necesidades de materia prima de la empresa. Esta planta utiliza fibras recicladas tanto nacionales como importadas, destacando que estas últimas son provistas por una empresa afiliada ubicada en los Estados Unidos de América.

Tomando en cuenta la distribución de las ventas, una porción significativa de las mismas la constituye productos terminados con mayor valor agregado, siendo que sólo una cuarta parte corresponde a bobinas de papel destinadas a otras empresas convertidoras fabricantes de papel para imprimir y escribir, así como para empaques y embalajes.

El volumen de ventas de la empresa ha registrado un comportamiento errático durante los últimos 5 años, destacando el importante descenso observado durante el año 2003 por la caída de los niveles de actividad económica (-8%). Aún cuando durante el año 2004 el nivel de ventas en TM reflejó una tendencia creciente por el aumento del Producto Interno Bruto real asociado al mayor gasto público interno, para el último año, la menor


lumen de Ventas
TM
2001
2002
2003
2004
2005
2006
2007
MANPA

devaluación del bolívar favoreció los precios relativos de los productos importados. Lo anterior ocasionó que en el año 2005 el volumen de ventas registrara un descenso de 10% con relación al año anterior. No obstante, este comportamiento no fue uniforme en todos los segmentos de productos de MANPA. Por su parte, a partir del año 2006, el crecimiento de la actividad económica y mayores restricciones para el acceso de divisas que limitó las importaciones de productos de papel, ha favorecido el volumen de ventas de MANPA, fundamentalmente para el caso de los segmentos imprimir y escribir, y empaques y embalajes.

Debe destacarse en primer lugar el segmento de higiénicos, conformado por las servilletas, faciales, toallas e higiénicos. Este segmento representó en promedio el 40% del volumen de ventas en los últimos 5 años, constituyendo el principal segmento de negocios de MANPA ya que representó el 75% del EBITDA generado por la empresa en el año 2007. Estos productos registran una menor sensibilidad ante cambios en los niveles de actividad económica, dada su condición de productos de consumo masivo, siendo que la tendencia de las ventas está muy relacionada al crecimiento poblacional, principalmente en el caso de los higiénicos. Durante el año 2007, el volumen del segmento se ubicó en 57.322 TM, registrando un decrecimiento de 2% respecto al año anterior, afectado por la leve reducción de su participación de mercado.

Durante los primeros 6MAF08, culminados el 30 de junio de 2008, reflejo del mayor dinamismo mostrado por el mercado de papel tissue, fundamentalmente en el segundo trimestre del año, el volumen de ventas del segmento ha experimentado un reducido aumento de 1% con relación al mismo período del año anterior, para alcanzar 30.113 TM.

La distribución es fundamental para el desempeño de las ventas de este segmento, siendo que la empresa cuenta con distribuidores independientes exclusivos para cubrir los diversos puntos de ventas de estos productos a nivel nacional. Ello ha determinado una relativa concentración de las ventas a nivel de distribuidor, siendo que esto es parcialmente mitigado por la antigüedad de la relación comercial, destacando que a nivel de cliente final los ingresos se encuentran atomizados. Para el caso de las otras divisiones, la distribución era realizada a través de terceros independientes sin una relación de exclusividad, manejada por el área de ventas de la empresa, siendo que esta estructura implicaba distorsiones en cuanto a precios (precios distintos por descuentos en función del cliente, de la época del año o de la zona geográfica) y por ende en cuanto a margen para la empresa.

No obstante, dada la favorable experiencia en el esquema de distribución por parte de la división de higiénicos, a partir del segundo trimestre del año 2008, la gerencia de la empresa decidió realizar la distribución de los productos del resto de las divisiones a través de las mismas empresas que la realizan para los productos de higiénicos. Adicional a las ventajas relacionadas con la distribución bajo un esquema de exclusividad, estas empresas quedan a cargo del transporte de los productos, manejan precios únicos para cada artículo y se eliminó el concepto de “temporada escolar” que implicaba descuentos a efectos de las ventas relacionadas con el inicio del año escolar en Venezuela. Por otro lado, este nuevo esquema implica la reducción de gastos operativos, ya que se suprimió el área de ventas.

Por otro lado, debe señalarse que la distribución de los productos dirigidos al sector industrial se continua realizando de manera directa por parte de la empresa.

Por otro lado, el segmento de bobinas para imprimir, escribir y embalar, constituye el segundo en importancia dentro del volumen de ventas, representando el 30% en promedio para los últimos 5 años, aún cuando representa un quinto de los ingresos de la compañía, producto de sus menores niveles de valor agregado respecto a los otros productos. En este caso, MANPA elabora un producto intermedio utilizado como materia prima por las

empresas convertidoras fabricantes de cuadernos, bolsas, sacos y resmas de papel, principalmente. Las ventas de estos productos reflejan una mayor sensibilidad frente a las variaciones en el producto interno bruto real. No obstante, la evolución del tipo de cambio y su efecto en la competitividad de los productos nacionales respecto a los importados, es un factor determinante en las ventas de las empresas convertidoras y por ende en el volumen despachado de bobinas por parte de MANPA. En este sentido, se observa que durante el año 2002, período donde se registró una significativa devaluación del bolívar, las ventas de estos productos reflejaron una tendencia creciente a pesar del descenso de la actividad económica interna. Por su parte, durante el año 2007, a pesar de la estabilidad del tipo de cambio, las ventas de bobinas se incrementaron en 3%, en un contexto de una coyuntura económica favorable. Lo anterior estuvo afectado adicionalmente por la restricción en el ingreso de productos importados por parte de intermediarios internacionales en Venezuela debido a mayores limitaciones al acceso a las divisas.

Esta situación ha favorecido el volumen de ventas de productos terminados de los segmentos de productos escolares y oficina; así como, de empaques y embalajes.

Durante los primeros 6MAF08, el inicio de la modificación antes citada de la estructura de distribución para los productos terminados distintos a higiénicos, afectó el volumen de ventas de los mismos con relación al mismo período del año 2007, reflejándose en el descenso de las ventas de bobinas y de productos terminados en 14% y 10%, respectivamente. No obstante, a partir del mes de junio se ha registrado un aumento importante en las ventas de estos segmentos, por lo que el volumen total de ventas para todo el año 2008 sería similar al registrado en el año anterior.

Las exportaciones han representando una reducida porción de las ventas de la compañía (4% del volumen de ventas para el año 2007) y están constituidas fundamentalmente por las ventas de productos del segmento de higiénicos en el mercado del caribe realizadas a través de una filial ubicada en Trinidad y Tobago. Asimismo, MANPA vende productos escolares en el mercado centroamericano a través de una afiliada ubicada en Costa Rica.

MANPA posee diversas licencias para la utilización de imágenes de personajes con gran arraigo en el público infantil y juvenil, incrementando la competitividad de los productos escolares. Estas licencias son negociadas con reducida periodicidad. No obstante, a partir del año 2008, la empresa ha iniciado el proceso de depuración de las distintas licencias a fin de reducir gastos operativos (Ver *Estrategia y Posición Competitiva*)

El principal insumo utilizado por MANPA lo representa la pulpa, cuyos requerimientos son cubiertos parcialmente por su propia planta procesadora de fibras recicladas. Sin embargo, la mayor parte de sus necesidades de materia prima son provistas por empresas del exterior, localizadas principalmente en países suramericanos, lo cual le permite aprovechar las ventajas otorgadas por convenios internacionales como ALADI (ver *Aspectos Regulatorios*), siendo que la empresa mantiene favorables y amplias relaciones comerciales con sus proveedores. Debe destacarse, que los precios de la pulpa en los mercados internacionales ha mantenido una tendencia creciente en los últimos dos años, aún cuando su variación ha sido significativamente inferior a la registrada por otros *commoditties*.

Estrategia y Posición Competitiva

MANPA ha mantenido una sólida posición de mercado a nivel nacional en su segmento más importante (higiénicos), alcanzando actualmente de acuerdo a información de la gerencia, una participación de 35%, destacando como líder en este segmento a la empresa Papeles Venezolanos, C.A. (Grupo Kruger). Este posicionamiento de mercado es consecuencia de las inversiones efectuadas en planta a fin de realizar las mejoras tecnológicas necesarias

para obtener productos competitivos, así como de la amplia red de distribución que posee a nivel nacional.

Dentro del sector de imprimir y escribir, MANPA mantiene una participación de mercado de 50%, mientras que en el segmento de empaque y embalaje, la empresa constituye el principal fabricante de dichos productos con una participación de 39%, destacando la importante participación de productos importados.

Adicionalmente, MANPA se ha enfocado en los períodos más recientes a reducidas inversiones en planta, destinadas a mejorar la eficiencia en la utilización de la materia prima a fin de incrementar los márgenes y compensar los controles de precios sobre una reducida porción de sus productos y la ligera tendencia creciente en los precios de la pulpa.

Desde el punto de vista financiero, la estrategia de la empresa se orientará a la emisión de títulos de deuda tanto a corto como a largo plazo en el mercado de capitales con la finalidad de reducir los gastos financieros e incrementar su flexibilidad en el manejo de su capital de trabajo.

Por otro lado, MANPA inició en el año 2008 un proceso de depuración de las licencias relacionadas con las portadas de los cuadernos, luego de un estudio realizado a fin de determinar el impacto de éstas en la selección del producto por parte de los compradores. De esta forma, la empresa estima reducir al mínimo cantidad de licencias utilizadas y disminuir significativamente los pagos (en un 75%) para ubicarlos en cerca de 500 mil dólares anuales.

Aspectos Regulatorios

Los productos de papel higiénico (principal segmento de ventas de MANPA) cuentan con regulación de precios por parte de las autoridades. Específicamente, desde el año 2003, como estrategia para reducir las presiones inflacionarias por parte del gobierno, una larga lista de bienes y servicios comercializados en el país está sujeta a regulación de precios, dentro de la cual está el papel higiénico en todas sus clases. No obstante, los fabricantes de estos artículos cuentan con un amplio portafolio de productos, lo cual mitiga el impacto del control de precios.

Adicionalmente, por segunda vez en un período de 10 años el Ejecutivo Nacional decretó la aplicación de un control de cambio (febrero de 2003), limitando así las operaciones de divisas en este mercado. Tal medida, no sólo limita el libre acceso a la moneda extranjera sino que también exige la venta de los ingresos generados por la actividad de exportación al Banco Central de Venezuela, impone numerosas barreras al libre desenvolvimiento de la empresa privada en Venezuela, siendo que tal situación podría producir algunos de los siguientes efectos sobre las empresas venezolanas: a) Inconvenientes en el manejo de las compras de materia prima o productos en el exterior; b) Posibles retrasos en la cancelación de la deuda financiera o comercial denominada en moneda extranjera; c) Imposibilidad de continuar manejando contratos denominados en moneda extranjera con clientes a nivel nacional; y d) Limitaciones para la repatriación de dividendos a accionistas ubicados en el extranjero.

Tomando en cuenta que la mayor parte de los insumos utilizados por MANPA son de origen importado, la empresa ha tomado ciertas medidas para minimizar el impacto del control de cambio impuesto por el Ejecutivo Nacional desde febrero del año 2003, al realizar el registro de su deuda comercial ante el ente encargado de administrar el sistema de control de cambios (CADIVI), así como el aprovechar el convenio ALADI para la obtención de divisas para la compra de materia prima (ver *Operaciones*). Aunque en la actualidad el proceso de autorización y liquidación de divisas se está llevando a cabo con fluidez, vale

destacar que eventuales retrasos que pudieran suceder en dicho proceso, impediría la obtención oportuna de las divisas requeridas por parte de las empresas venezolanas, lo que eventualmente pudiera derivar en un deterioro operativo de las mismas. Por su parte, debe destacarse que la adquisición de divisas para importaciones menores como repuestos y pequeñas maquinarias por parte de la empresa, se está llevando a cabo a través de operaciones con bonos de deuda de la República Bolivariana de Venezuela.

Desempeño Financiero

Las operaciones de MANPA estuvieron enmarcadas en el año 2007 por incremento de la actividad económica interna que determinó el aumento de los ingresos de la compañía. No obstante, la empresa mantiene un margen EBITDA relativamente bajo considerando el impacto del aumento de los precios de la materia prima y de la mano de obra, así como, por la menor contribución de los segmentos imprimir y escribir, empaques y embalajes, resmas-resmillas y escolares, asociado a la anterior política de descuentos llevada a cabo por la fuerza de ventas de la empresa. Lo anterior no pudo ser compensado por las mejoras alcanzadas a nivel productivo. De esta forma, la utilidad en operaciones antes de depreciación y amortización (EBITDA) se ubicó en 74,70 millones de bolívares fuerte, con un margen de 13%, nivel similar al registrado en el año anterior e inferior al promedio registrado por otras empresas papeleras integradas.

Sin embargo, como consecuencia de su adecuada generación de flujo de caja, MANPA registra conservadores indicadores de apalancamiento y cobertura, manteniendo valores acordes con la calificación asignada. De esta manera, el aumento del EBITDA durante el año 2007 por efecto de los mayores ingresos de la empresa, produjo un descenso de la relación de deuda total ajustada a EBITDA hasta 0,8 veces. Por su parte, la cobertura de gastos financieros se ubicó en 10,1 veces, aumentando respecto al año 2006, producto del adecuado costo financiero implícito y el mayor nivel de EBITDA.

Tomando en cuenta el adecuado perfil de vencimiento de la deuda financiera de la empresa, MANPA mantiene adecuados indicadores de liquidez. Al cierre de diciembre de 2007, la relación de EBITDA a servicio de deuda, alcanzó un valor de 2,2 veces, valor considerado conservador.

Para el cierre del mes de junio del año 2008, analizado sobre una base anualizada, tanto el margen EBITDA como el EBITDA en términos absolutos registraron un crecimiento importante, reflejo de la modificación del esquema de distribución del resto de los segmentos distintos a higiénicos (Ver *Operaciones*) que mejoró el flujo de ingresos, compensando el crecimiento experimentado por la deuda financiera a fin de cubrir requerimientos de capital de trabajo. De esta forma, la relación de deuda total a EBITDA disminuyó hasta 0,6 veces, así como que la cobertura de gastos financieros se incrementó a 11,3 veces.

En función de los cambios realizados a nivel de distribución de sus productos y los menores niveles de crecimiento de la actividad económica interna previstos a mediano plazo, se registraría una relativa estabilidad de los volúmenes de venta en un contexto de mayores precios promedio de sus productos, lo cual se reflejaría en un aumento de los márgenes de la empresa y en la generación de flujo de caja de la compañía. Esto sería compensado por el incremento de la deuda financiera, dada la estrategia de la compañía de realizar emisiones de deuda en el mercado local a fin de reducir el costo financiero y flexibilizar el manejo del capital de trabajo, siendo que los indicadores de apalacamiento y cobertura se ubicarían en niveles cónsonos con la calificación asignada y similares a los registrados al cierre del año 2007.

Resumen Financiero - Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
(miles de bolívares fuerte, años fiscales culminados el 31 de diciembre)

Resumen Financiero	UDM Jun-08	2007	2006	2005	2004
Rentabilidad					
EBITDA Operativo	140.360,3	74.703,3	57.398,2	62.990,3	93.991,3
EBITDAR Operativo	140.360,3	74.703,3	57.398,2	62.990,3	93.991,3
Margen de EBITDA (%)	20,66	13,82	13,24	16,79	24,53
Margen de EBITDAR (%)	20,66	13,82	13,24	16,79	24,53
Retorno del FGO / Capitalización Ajustada (%)	28,48	20,65	15,31	7,66	16,01
Margen del Flujo de Fondos Libre (%)	(1,20)	(1,21)	2,26	(7,93)	1,27
Retorno sobre el Patrimonio Promedio (%)	19,91	11,62	7,47	8,37	24,76
Coberturas					
FGO / Intereses Financieros Brutos	10,49	11,59	10,31	7,76	23,90
EBITDA Operativo/ Intereses Financieros Brutos	11,26	10,18	8,86	13,50	31,19
EBITDAR Operativo/ (Intereses Financieros + Alquileres)	11,26	10,18	8,86	13,50	31,19
EBITDA Operativo/ Servicio de Deuda	2,55	2,23	1,02	1,15	4,85
EBITDAR Operativo/ Servicio de Deuda	2,55	2,23	1,02	1,15	4,85
FGO / Cargos Fijos	10,49	11,59	10,31	7,76	23,90
FFL / Servicio de Deuda	0,08	0,02	0,29	(0,46)	0,41
(FFL + Caja e Inversiones Corrientes) / Servicio de Deuda	0,69	0,36	0,72	0	1,62
FGO / Inversiones de Capital	17,00	16,79	25,90	2,22	3,43
Estructura de Capital y Endeudamiento					
Deuda Total Ajustada / FGO	0,68	0,71	0,74	1,38	0,23
Deuda Total con Asimilable al Patrimonio/EBITDA Operativo	0,64	0,81	0,86	0,79	0,17
Deuda Neta Total con Deuda Asimilable al Patrimonio/EBITDA Operativo	0,39	0,66	0,44	0,40	(0,08)
Deuda Total Ajustada / EBITDAR Operativo	0,64	0,81	0,86	0,79	0,17
Deuda Total Ajustada Neta/ EBITDAR Operativo	0,39	0,66	0,44	0,40	(0,08)
Costo de Financiamiento Implícito (%)	16,85	13,35	13,02	14,07	36,86
Deuda Garantizada / Deuda Total	-	-	-	-	-
Deuda Corto Plazo / Deuda Total	0,48	0,43	1,00	1,00	1,00
Balance					
Total Activos	664.478,1	617.801,9	615.102,6	616.349,7	586.841,4
Caja e Inversiones Corrientes	33.818,9	11.289,9	24.109,5	24.928,6	23.399,2
Deuda Corto Plazo	42.493,1	26.180,8	49.566,3	49.966,5	16.349,5
Deuda Largo Plazo	46.700,0	34.200,0	-	-	-
Deuda Total	89.193,1	60.380,8	49.566,3	49.966,5	16.349,5
Deuda asimilable al Patrimonio	-	-	-	-	-
Deuda Total con Deuda Asimilable al Patrimonio	89.193,1	60.380,8	49.566,3	49.966,5	16.349,5
Deuda Fuera de Balance	-	-	-	-	-
Deuda Total Ajustada con Deuda Asimilable al Patrimonio	89.193,1	60.380,8	49.566,3	49.966,5	16.349,5
Total Patrimonio	369.795,1	351.500,4	386.660,8	422.566,1	433.586,0
Total Capital Ajustado	458.988,2	411.881,2	436.227,1	472.532,6	449.935,5
Flujo de Caja					
Flujo generado por las Operaciones (FGO)	118.263,2	77.731,4	60.325,6	31.535,7	69.018,3
Variación del Capital de Trabajo	(70.332,5)	(32.061,6)	13.881,1	(10.547,1)	(25.063,5)
Flujo de Caja Operativo (FCO)	47.930,7	45.669,8	74.206,7	20.988,6	43.954,8
Flujo de Caja No Operativo / No Recurrente Total	-	-	-	-	-
Inversiones de Capital	(2.819,1)	(2.720,5)	(2.865,3)	(9.454,3)	(12.825,5)
Dividendos	(53.234,3)	(49.471,5)	(61.558,8)	(41.292,4)	(26.267,4)
Flujo de Fondos Libre (FFL)	(8.122,6)	(6.522,2)	9.782,6	(29.758,1)	4.862,0
Adquisiciones y Ventas de Activos Fijos, Neto	41,3	41,3	8.241,6	(7.917,0)	(792,0)
Otras Inversiones, Neto	20,1	9,2	1.775,5	-	-
Variación Neta de Deuda	28.353,4	10.196,0	(419,5)	32.199,3	(18,6)
Variación Neta del Capital	14,3	14,3	-	-	-
Otros (Inversión y Financiación)	-	-	-	(2.486,0)	1.263,3
Variación de Caja	20.306,5	3.738,6	19.380,2	(7.961,8)	5.314,7
Estado de Resultados					
Ventas Netas	679.377,5	540.737,0	433.653,9	375.060,3	383.152,9
Variación de Ventas (%)	-	24,7	15,62	(2,11)	-
EBIT Operativo	122.075,0	56.490,4	36.838,8	40.691,2	72.406,8
Intereses Financieros Brutos	12.467,0	7.338,5	6.480,7	4.664,5	3.013,2
Alquileres	-	-	-	-	-
Resultado Neto	74.530,5	42.893,2	30.223,0	35.838,3	53.687,1

15. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas, a través de las siguientes personas:

- JUAN ANTONIO LOVERA — Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL — Telf.: 901.22.45
llevel@manpa.com.ve

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — **C.I. No. 5.534.882**
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — **C.I. No. 6.401.404**
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso N° 12, Oficina 12, Urb. El Bosque, Caracas:

TELEFONOS: 901.23.35 / 901.22.45

FAX: 901.23.17

INDICE GENERAL

PAGINA INTENCIONALMENTE EN BLANCO

MANPA

Manufacturas de Papel, C. A., (MANPA) S. A. C. A.

EMISION DE OBLIGACIONES QUIROGRAFARIAS AL PORTADOR
-2008-
Monto Máximo Autorizado: Bs.F. 60.000.000,00

Agente Líder de Colocación

VALORES VENCRED
CASA DE BOLSA, S.A.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:——————————————

[Logotype of MANPA] PROSPECTUS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

PUBLIC OFFER OF UNSECURED BONDS AT BEARER

ISSUE 2008-I

FOR THE AMOUNT OF

BsF. 60,000,000.00

This issue of Unsecured Bonds at Bearer was approved by the General Shareholders´ Meeting held on April 18, 2008 and that decided by the Board of Directors in its cession held on June 27, 2008.

ISSUE	2008-I
AMOUNT OF ISSUE	BsF60,000,000.00 distributed in six (6) series of Ten Million Strong Bolivars (BsF10,000,000.00) each, with equal characteristics and equal rights, as detailed in item 2.2. of this prospectus.
MATURITY	Two (2) years form the date of issue of each series (see item 2.2. "Amount and term")

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

DENOMINATION	Each series will be represented by a Macro bond issued for the total amount of series (see item 2.4 "Custody of Bonds")
INTERESTS	Set and payable according to the provisions set forth in item 2.5 of this prospectus.
PAYMENT OF OBLIGATIONS	Obligations referred to by series of issue 2008-I shall be redeemed upon maturity. However, Manufacturas de Papel, C.A: (MANPA) S.AC.A. reserves its right to partially or fully redeem outstanding obligations pursuant to the provisions set forth in item 2.8.1 of this prospectus.
PAYMENT AND CUSTODY AGENT	C.V.V. Caja Venezolana de Valores, S.A.
LEADING PLACEMENT AGENT	VALORES VENCRED, CASA DE BOLSA, S.A.
COMMON REPRESENTATIVE OF BONDHOLDERS	VENEZOLANO DE CRÉDITO, S.A., BANCO UNIVERSAL
PLACEMENT SYSTEM	At bigger efforts
RISK CLASSIFICATION	Fitch Venezuela S.A., Sociedad Calificadora de Riesgo "A" Category "A2" Sub-Category Clave Soicedad de Riesgo, C.A. "A" Category "A2" Sub-Category

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HERBY CERTIFY THAT THE PROVISIONS OF THE CAPITAL MARKET LAW HAVE BEEN COMPLIED WITH IN EVERYTHING RELATED TO AUTHORIZATION REQUEST TO PUBLIC OFFER OF THE BONDS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF INVESTMENT."

Authorization to issue Unsecured Bonds at bearer was approved by the National Securities and Exchange Commission and was registered with the National Registry of

Securities, as per Resolution No. 186-2008, dated September 12, 2008. Deadline to begin public offer: December 11, 2008.

PERIODICAL INFORMATION AVAILABLE

The Company has complied with all the approval requirements demanded by the National Securities and Exchange Commission. This Prospectus comprises all the compulsory information that needs to be included in such prospectus; the information required in the Prospectus is available to the public at the National Securities Registry ("R.N.V." for its abbreviation in Spanish). Registration documents (including the entire documentation) can be reviewed by the public at the National Securities Registry (R.N.V) of the National Securities and Exchange Commission ("C.N.V." for its abbreviation in Spanish) at its office premises situated in Avenida Francisco Solano, entre calle San Gerónimo y Avenida Los Jabillos, Edificio Lepont, Parroquia El Recreo, Sabana Grande, Caracas, Venezuela.

The company may require registration of issue of Unsecured Bonds at Bearer in the scoreboard of the Bolsa de Valores de Caracas, C.A. according to the Internal Regulations of the Bolsa de Valores de Caracas, C.A. once the process of Primary Placement is concluded. A copy of the requirements demanded by the Bolsa de Valores de Caracas, C.A., reports and other information is also available to the public for its review and copy at its office premises situated in Torre Atrium, Urbanización El Rosal, Caracas, Venezuela and at the office premises of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Av. Francisco de Miranda con Av. El Parque, Edifico Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque - Caracas.

The Company, at the same time of receiving authorization by the National Securities and Exchange Commission to make Issue is subject to comply with the requirements set forth by the Capital Market Law and those by the Venezuelan stock exchanges. As the result of completing the offer, the company shall be subject to the requirement demanded for information: the Capital Market Law, the National Securities and Exchange Commission and the Venezuelan stock exchanges. The company shall comply with its obligations in regard to such requirements by delivering periodical

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

reports to the National Securities and Exchange Commission and to the Bolsa de Valores de Caracas, C.A.

The information to be provided to the National Securities and Exchange Commission (CNV) is that indicated in the "STANDARDS RELATED TO PERIODICAL OR OCCASIONAL INFORMATION TO BE PROVIDED BY PERSONS SUBJECT TO CONTROL BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION" and in the "STANDARDS RELATED TO ISSUE, PUBLIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND PUBLICITY OF ISSUES."

1. **PRICE TO THE PUBLIC, COMMISSION OF PLACEMENT AGENTS AND OTHER BASIC INFORMATION**

	Price to the Public (1)	**Coordination and Placement Commissions (2)**	**Other Expenses Absorbed by the Issuer (3)**	**Net to be Received by the Issuer**
Per obligation	100%	0.90%	0.2153%	98.885%
Total in Bs.	60,000,000	540,000	129,200	59,330,800

(1): Primary placement of this issue of unsecured bonds at bearer shall be carried out through individuals and body corporate authorized to carry out brokerage of securities. Placement price of bonds to the public shall comprise 100% of the par value plus the interests accumulated from the date of starting primary placement until the immediate day prior selling, both inclusive. The starting date of public offer of each series shall be considered as issue date, which shall be published in a newspaper of high national circulation.

(2): It refers to coordination and placement expenses the Issuer shall pay to Placement Agent under the system of placement "At Bigger Efforts." See detail about Placement Agent and fashion adopted in section 2.3 of this Prospectus.

(3): It refers to publicity expenses, publication of Prospectus and printing of bonds and at the costs incurred in the process of risk classification and registration with the National Securities and Exchange Commission. Distribution of expenses is estimated as follows:

	Amount in Bs.
Printing of Prospectus and Bonds	17,000.00

Publicity expenses	30,000.00
Risk Classification	27,000.00
Registration with CNV	55,200.00
	129,200.00

1.1. Remuneration of Placement and Distribution Agent

The Issuer does not assure the Placement or Distribution Agent any other remuneration or compensation for expenses that securities and percentages indicated in number (2) of the table indicated at the beginning of this item, being placement of distribution system "AT BIGGER EFFORTS".

1.2. Report by Risk Classifiers

Reports by risk classifiers granted to this issue of Unsecured Bonds at bearer according to the regulations set forth by the National Securities and Exchange Commission is as follows:

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

During the FY07, Manpa income experienced a significant growing (+24.7%) compared to the FY06, a tendency that is kept during the first semester of the FY08 when sales increased 56.2% compared to the same period of the previous fiscal year. The higher level of income has meant a significant recovery of the operating and net profitability, which reached the maximum levels of the analyzed series (24.4% and 19.4%, respectively) during the first semester of the FY08. Profitability margins have been equally favored by the operating structure change began by Manpa from the second quarter of the FY08, which has generated significant savings.

The higher operating profitability levels have favored the increase of liquidity levels. At closure of the FY07 liquidity measured by the relation between the outstanding assets/borrowing assets was 1.13x. At closure of the first semester of the FY08, this relation was increased to 1.32x. Manpa keeps a high proportion of cash in the outstanding assets in order to face adverse industry cycles.

Coverage of interests is quite comfortable (12.9x in the first semester of 2008). At closure of the FY07 and the first semester of the FY08, the financial debt has increased to BsF49.2 million and BsF55.5 million, respectively, compared to closure of the FY06 (BsF25.7 million). Nevertheless, such debt represents a low percentage of sales from the Issuer and its equity.

Funds from Unsecured Bonds up to BsF60,000,000.00 is destined to paying short-term bank liabilities and to finance work capital requirements.

The low volatility of Manpa results during the series analyzed, even during the contraction of the internal demand as in the years 2002 and 2003 favored low-risk perception by the Issuer in the long run.

No additional factors were found in the environment that can be considered a real threat to the solvency of the Issuer, such as: customs protection of imported raw materials, contingencies from pending trials, guarantees and collaterals granted to third parties; sales concentrations.

- **FITCH VENEZUELA, SOCIEDAD CALIFICADORA DE RIESGO, S.A.**

"The Qualifying Board grants the present issuance the category **A,** sub-category **A2**".

This classification is based on:

Classification given to Manpa indicates its solid competitive market position in the local paper market, the proper production of operating cash flow, its conservative leveraging indicators, coverage and liquidity. On its part, classifications also incorporated a reduced EBITDA company margin. Manpa has kept a solid market position at a national level, being that in Hygienic paper (the most important segment part of its sales). This represents the second company within such market with a participation of 35%.

The company has a relatively low EBITDA margin compared to the average of other integrated paper companies of the region, due to the impact of price increase on raw materials and labor as well as the lesser contributions of segments such as printing and writing, packages and wrapping, reams and four-quires of letter paper an school products. However, provided its proper cash flow, Manpa registers conservative leveraging and coverage indicators as well as a high relation of EBITDA to service debt, yet the higher distribution of dividends during the last years.

From the year 2008, the company management centralized distribution of all its products through the same companies carrying out such activity for hygienic paper products in order to improve its margins, as these companies assume transportation costs and eliminate discounts and promotions. Even though this change will mean a sale concentration risk, this will be mitigated by large data of Manpa commercial relations with its distributors.

Based on the changes made at a distribution level of its products and the lesser growing levels of the internal financial activity expected in the middle term, a relative stability of sales volume will be registered in a context of increased company margins and generation of company cash flow. This would be compensated by increasing the financial debt, provided the new debt issues in the local market to reduce the financial cost and to make work capital management more flexible, as leveraging indicators and coverage were placed to levels balanced to the classification assigned and are similar to those registered at closure of the year 2007.

2. GENERAL CHARACTERISTICS OF UNSECURED OBLIGATIONS AT BEARER AND RIGHTS OF BONDHOLDERS

2.1. General Characteristics and Rights of Bondholders

Bonds issued at bearer pursuant to this prospectus are unsecured and by definition are not guaranteed by any specific asset of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Consequently, in the event of company winding up or in the event of stopping payment, the principal plus interests together with its corresponding maturities and other unsecured bonds of the company shall have the support of all the company assets owned at that moment, except for those on which there are creditors with legitimate preferences.

According to the provisions set forth by Article No.46, Ordinal 1, of the Capital Market Law any amendment to the characteristics of this issue of bonds agreed by the company shall be decided by the corresponding Meeting of Bondholders and approved by the National Securities and Exchange Commission.

2.2. Amount and Term

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The maximum amount of issue 2008-I amounts to Sixty Million Strong Bolivars (BsF.60,000,000.00). The Issuer shall issue in different opportunities six (6) series amounting to Ten Million Strong Bolivars (B.10,000,000.00) each, until completing the maximum outstanding amount. The maximum term between the beginning of the first series and the beginning of the last series shall not be higher than ninety (90) continuous days.

Each series have equal characteristics and grant their holders the same rights and have the same maturity of two (2) years from the date of beginning public offer, which shall be published in a newspaper of high national circulation.

2.3. Primary Placement of Issue

Placement of Issue 2008-I of Unsecured Bonds at Bearer shall be made by Valores Vencred Casa de Bolsa, S.A. as Leading Placement Agent, which in turn shall enter into agreements with other Distribution Agents, if considered convenient or necessary.

Selling of series comprising Issue 2008-I shall be under any agreement fashion established in Article 5 of the Standards Related to Public Offer and Primary Placement of Securities and to Publicity of Issues.

The Leading Placement Agent shall use at its own expenses the services of public brokers of securities as Distribution Agents.

Placement of bonds shall be made one hundred per cent (100%) of its par value plus the accumulated interests form the date of beginning primary placement of each series, represented by the date indicated in the corresponding notice in a newspaper of higher circulation at a national level until the day immediate before selling, both inclusive. In case the entire amount of issue is not placed, this will be adjusted to the amount actually placed and this shall be notified to the National Securities and Exchange Commission.

For the concept of placement under the fashion of "At Bigger Efforts" Manufacturas de Papel, C.A. (MANPA) S.AC.A. shall individually pay to Valores Vencred Casa de Bolsa, S.A. a commission of ninety hundredth (0.90%) calculated on the par value of the amount effectively placed.

In the event that before launching any series the parties agree a different placement system, the commission to be paid shall be that prior agreed by the parties thereon.

Placement and Distribution Agents that place unsecured bonds shall deliver their clients a receipt for the par value of bonds placed plus the accumulated interests corresponding to sales as per the date of selling. Likewise, these agents shall deliver The Issuer, the sales value together with a form detailing each operation. In turn, the Custody Agent shall deliver a request to investors and upon submission of temporary receipt, a Custody Certificate.

The Issuer, the Leading Placement Agent and the Distribution Agent are bound to comply with the provisions set forth in the "STANDARDS TO PREVENT, CONTROL AND AUDIT CAPITAL LEGITIMIZATION OPERATIONS APPLICABLE TO THE VENEZUELAN CAPITAL MARKET" issued by the National Securities and Exchange Commission and published in Official Gazette No.38354 of the Bolivarian Republic of Venezuela as of January 10, 2006.

In order to comply with Article 19 of the "STANDARDS RELATED TO PUBLIC OFFER AND PRIMARY PLACEMENT OF SECURITIES AND TO PUBLICITY OF ISSUES" preference shall be given to small and middle investors to individually acquire such bonds, up to a maximum of Ten Thousand Strong Bolivars (Bs.10,000.00) during five (5)years following the beginning of placement for each series.

2.3.1. Term of Placement

The term for primary placement of each series comprising this issue of Unsecured Bonds is ninety (90) following days from the date of beginning public offer of each series, represented by the date stated in the publication of the corresponding notice in a newspaper of higher circulation at a national level. The beginning of placement of primary series shall be made prior three (3) months from the date of resolution by the National Securities and Exchange Commission authorizing public offer of the aforementioned bonds.

In case the maturity of such term has not been placed on the entire bonds, issue will be reduced to bonds effectively placed during the aforementioned term, save in the case the National Securities and Exchange Commission authorizes an extension.

2.4. Custody of Bonds

charge of C.V.V. Caja Venezolana de Valores which has been appointed Custody Agent and shall be made pursuant to the provisions set forth in the Securities Box Law and its regulations.

C.V.V. Caja Venezolana de Valores shall make the corresponding notes to its account, representing the rights of investors. C.V.V. Caja Venezolana de Valores, S.A. is situated in Torre Atrium, Nivel C1, Avenida Venezuela, urbanización El Rosal, Caracas.

The Issuer, prior beginning primary placement of each series, shall give in deposit to C.V.V. Caja Venezolana de Valores, S.A. a Preliminary Macrobond issued for the total amount of each series.

Once the primary placement process of each series is finished, The Issuer shall replace the Preliminary Macrobond for a Final Macrobond of par value less or equal to Preliminary Macrobond, as the case may be. The amount of the Final Macrobond shall amount to the total amount effectively placed of series.

The Issuer shall authorize C.V.V. Caja Venezolana de Valores, S.A. to issue at the request of acquirers, custody certificates evidencing percentage of Final Bonds belonging to investors. For all legal purposes, Custody Certificates are an integral part of this issue.

The Issuer shall not assume those expenses and costs arising from the transfer operations of unsecured bonds due to secondary market operations or due to change of depositary to C.V.V.

2.5. Interests.

The interests series will earn ("the Interests") shall be payable by quarter due, according to one of the three (3) following alternatives that will be selected by Issuer two (2) business days prior the date at the beginning of each series:

Alternative No.1 – Percentage of Market Lending Rate:

Interests shall vary, fix on a quarter-basis, payable at quarters due and shall be determined by applying an interest rate ("the Interest rate") to be calculated as a percentage ("the Percentage") of the weighted annual interests rate in the national market of lending operations agreed by the six main commercial and universal banks with major volume of deposits provided by the Venezuelan Central Bank in its Six-Month

Indicator Bulletin ("Lending Market rate"). Such percentage shall be established by The Issuer before the date to begin placement of each series and shall be kept invariable during the entire maturity of series referred to.

To establish the Initial Interest Rate, that is, the rate that will be effective during the first period of interest of the series corresponding to Issue 2008-I, the Market Lending Rate on which the percentage shall be applied is effective on the bank business day immediately before to the date of starting placement of the series referred to.

For the subsequent quarterly reviews of the Interests Rate applicable to each series, the Market Lending Rate to be used for review shall be that in effect on the fifth (5th) bank business day immediately before the effectiveness of the review referred to.

For all the purposes of Issue 2008-I the Market Lending Rate shall be taken by The Issuer and Common Representative of Bondholders of the Weekly Indicators Bulletin issued by the BCV and, or failing that, indistinctively from: 1) Reuters, page "BCV 25"; 2) www.bcv.org.ve, subtitle "Información estadística", subtitle "Tasa de Interés", subtitle "Instituciones Financieras (Semanal)". In case of discrepancy between the Market Lending Rate published in the Weekly Indicators Bulletin, Reuters and www.bcv.org.ve, the rate established in the Weekly Indicators Bulletin shall prevail. However, if the Common Representative of Bondholders and/or The Issuer consider the Market Lending Rate of such Bulletin incorrect, the Common Representative of Bondholders and/or The issuer shall ask the Venezuelan Central Bank which is the correct figure applicable as Market Lending Rate and consider certain the one the Venezuelan Central Bank for such purposes officially states.

In case that through the mechanism described above it is not possible to set the Interest Rate, The Issuer and the Common Representative of Bondholders shall agree a new alternative, prior approval by the National Securities and Exchange Commission.

Alternative No. 2 – Fixed Rate: Interests shall be fixed, payable by quarters due and calculated at an interest rate that will be established by the Issuer two (2) business days prior beginning placement of series based on market conditions. This interest rate shall remain invariable for the period of effectiveness of the corresponding series.

Alternative No. 3 – Mixed Rate (Fixed and Variable): Interests will be fixed by a period established by Issuer ("the Fixed Interest Period") during which two (2) business days prior beginning placement of series such will be calculated pursuant to the rate determined by the Issuer. This rate shall remain invariable until ending the Fixed Interest Period from which moment a Variable Interest Rate will apply, with same characteristics indicated under Alternative 1. The formula to determine and the Interest Rate shall be published in at least one newspaper of national circulation two (2) days prior beginning of series.

It is expressly stated that for all interest payment purposes related to obligations, and regardless the alternative used to calculate the applicable Interest Rate, the necessary calculation will be made based on annual periods of Three Hundred Sixty (360) days and in monthly periods of thirty (30) days.

Payment date of interests shall be upon maturity of each period of interests, except for holidays in which case interests will be paid the next following bank business day. If on the payment date of interests it is impossible to pay bondholders due to circumstances not the responsibility of the Payment Agent, the Custody Agent and/or The Issuer, the corresponding amount shall be at the disposal of bondholders at the address of the Payment Agent. Such amounts shall not generate any type of interest or yielding in favor of bondholders at the bank business day of maturity of the corresponding period.

On the date of starting placement of each series, The Issuer is bound to publish both the percentage stated to each series as the Initial Interest Rate in at least a high national circulation newspaper. Likewise, the Common Representative of Bondholders takes responsibility to calculate the Interests Rate applicable to subsequent each interest period and is bound to publish them in at least a newspaper of high national circulation within the four (4) continuous days prior the starting date of each interest period.

Interest shall be calculated based on a 360-day basis for months of thirty days.

2.6. Common Representative of Bondholders

The Issuer has appointed Venezolano de Crédito, S.A. Banco Universal as Provisional Common Representative of Bondholders. This appointment was approved by the National Securities and Exchange Commission as per Resolution No. 186-2008, dated

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

September 12, 2008 and is effective until ending the term to place the issue and the first Meeting of Bondholders is held to appoint the Final Common Representative.

"The Representative of Bondholders shall assure faithful compliance by the Issuing Entity of all the rights contracted by it with the Bondholders it represents. In case a Bondholder considers the Representative is not complying with the responsibilities inherent to its duty, it has the right to demand such compliance, to enforce responsibility of such representative for damages to Bondholders and to promote calling of a Meeting to decide about its removal, according to the provisions of Title II, Chapter II, Third Section of the Capital Market Law."

Venezolano de Crédito, S.A. Banco Universal in its capacity as Temporary Common Representative of Bondholders, within the thirty (30) days following ending of primary placement of all series comprising the issue shall call for a Meeting of Bondholders aim at appointing the Final Common Representative. In this connection, it shall comply with the procedure set forth in Chapter II of the "Standards to Organize and Protect Bondholders" issued by the National Securities and Exchange Commission.

"ANY BONDHOLDER MAY REQUEST A COPY OF THE AGREEMENT RULING THE RELATIONS BETWEEN THE ISSUING ENTITY AND THE TEMPORARY REPRESENTATIVE OF BONDHOLDERS, WHICH SHALL BE IMMEDIATELY SEND TO THE ISSUING ENTITY:"

2.7. Debt Service

The Issuer has appointed CVV Caja Venezolana de Valores S.A. as Payment Agent. Consequently, both the interests and the capital shall be paid at their respective maturities according to the payment procedure of bonds set forth in the Securities Box Law and its regulations.

In case the corresponding payment dates take place and performance of the payment instruction requested is not possible by investor due to circumstances beyond the control of the Payment Agent, the Custody Agent and/or The Issuer, the corresponding amounts that have been previously calculated shall be available to bondholders at the address of the Payment Agent. Such amounts shall not generate any type of interests or yielding in favor of holders of bonds.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

2.8. Redemption of Issue

2.8.1. Ordinary Redemptions

Bonds shall be fully redeemed upon maturity of two (02) years from pubic offer of each series part of the issue.

In case the corresponding payment date takes place and performance of the payment instruction requested is not possible by investor due to circumstances beyond the control of the Payment Agent, the Custody Agent and/or The Issuer, the corresponding amounts that have been previously calculated shall be available to bondholders at the address of the Payment Agent. Such amounts shall not generate any type of interests or yielding in favor of holders of bonds.

If maturity date happens to match a non-bank business day, the next following bank business day will be used.

2.8.2. Special Redemption

Manufacturas de Papel, C.A. (MANPA) S.AC.A. reserves its right to redeem, partially or fully, the bonds so that in a specific moment they become outstanding from the end of the first year of the placement date of the first series and at the time of paying interests.

The Issuer shall determine the total amount of redemption and notify in two (2) newspaper of high national circulation and at two (2) different times the amount of special redemption. Special redemption shall be to not less or equal to ten per cent (10%) of the total series to be redeemed and shall be applied proportionally to all holders of series to be redeemed. Thus, each holder shall receive early payment for an amount equivalent to the percentage or portion early redeemed.

The two (2) ads shall be published with at least fifteen (15) to seven (7) days prior special redemption, indicating the series, the amount to be redeemed, the percentage representing the series and the date in which the bond redeemed shall be paid.

In case of making a special redemption, The Issuer shall pay holders of bonds of securities early redeemed, the portion redeemed of the par value of such bonds and the corresponding interests due at the date of special redemption, without granting any premium for early redemption.

In case the corresponding payment date takes place and performance of the payment instruction requested is not possible by investor due to circumstances beyond the control of the Payment Agent, the Custody Agent and/or The Issuer, obligation of paying interests shall then stop and The Issuer shall release, submitting value of its obligations, interests earned until the date in which it shall be submitted for payment at the office premises of the Payment Agent.

If redemption happens to match a non-bank business day, the next following bank business day will be used.

2.9. Secondary Market

Within the twenty (20) days following the date of ending primary placement of each series, The Issuer shall request registration of Bonds comprised in issue with the "Bolsa de Valores de Caracas, C.A.", which shall be timely notified when issuing each series.

Without prejudice of the provisions set forth, The Issuer shall register the bonds with the "Bolsa de Valores de Caracas, C.A." thus complying with the requirements and procedures set forth thereon in order to place series issued based on this authorization through the "Bolsa de Valores de Caracas, C.A."

2.10 Use of Funds

Funds from this issue of Unsecured Obligations at bearer will be 100% used to refinance short-term debt and to finance work capital requirements to carry out activities related to its legal purposes.

3. INFORMATION ABOUT ISSUING ENTITY

3.1. Name, domicile and duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company as those set forth in the Code of Commerce. Its domicile is the city of Caracas and according to the provisions of Clause No.2 of its by-laws, it may establish plants, manufacturing plants, agencies or branches wherever the Company Board of Directors deem convenient or necessary. The duration of the company is until the 31st day of December of the year Two Thousand Fifty-One (2051) according to the resolutions of the General Shareholders´ Meeting held on April 22, 1994 which Minutes was registered with the

Shareholders´ Meeting held on April 22, 1994 which Minutes was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on May 24, 1994 under No.24, Volume 55-APro.

3.2. Main Office Address and Phone Number

Avenida Francisco de Miranda con Avenida El Parque, Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque, Caracas.

Phones (0212) 901 23 35

Fax (0212)901 23 17

The company website is: www.manpa.com.ve

3.3. Registry Data

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-laws of the company were registered with the commercial registry kept by the Court of First Instance in Commercial Matters of the Federal District on 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State on December 7, 2007 under No.23, Volume 190-A-Pro.

3.4. Legal Purpose:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

3.5. Establishment and Historical Evolution:

Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will further be known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

On April 9, 1992 Manpa requested to the National Securities and Exchange Commission registration of the Minute Agreement of the Special Shareholders´ Meeting dated April 2, 1992 which approved the company to become an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 registration with the National Securities and Exchange Commission of the aforementioned Special Shareholders´ Meeting was resolved.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an

electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding. Manpa paid in bolivars to its shareholders the share portions resulting from the dividend decreed.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 as a strategy to reduce Costs the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay.

3.6. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Alternate Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2008.

Main Directors:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay , C.A., Alternate Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., Second Vice-President of Inmuebles y Valores 231107, S.A. and Main Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main partner of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and of Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

GUSTAVO GOMEZ RUIZ- MAIN DIRECTOR

Architect, Architect Director of GS Arquitectura SRL; Managing Director of GRS Construcciones C.A.; Director of Inversiones Transbanca, Director of Jardines El Cercado, C.A.; Director of Banco Hipotecario Activo; former Architect of the Architecture

Division of Técnica Constructora; former Director of Banco Hipotecario del Centro; former Director of Sociedad Financiera Mercantil; former Main Director of Banco Caracas; former Director of Bolívar Banco and former Director of Dragados y Construcciones de Venezuela.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Managing Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Former Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former Director of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Medical Doctor specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of the Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer, Master in Civil Engineering, Master in Industrial Engineering, PhD from Stanford in Industrial Engineering, Executive President and Director of Corporación Industrial de Energía, C.A., First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Alternate Directors:

ALBERTO DELFINO T – Alternate Director

Bachelor of Business Administration and Marketing; Alternate Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Alternate Director

Bachelor of Business Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Alternate Director of Corporación Industrial de Energía C.A. and Alternate Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Alternate Director

Civil Engineer from Universidad Metropolitana, Master Operations Research – Cornell University, Master Engineering Management – Cornell University, PhD Decision Analysis – Stanford University, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía, C.A. and of industrial companies.

GUILLERMO SALAS DELFINO – Alternate Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Alemate Director

Architect; Founder of Instituto de Arquitectura Urbana; Alternate Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and

Former Professor of Universidad Simón Bolívar, active member of the Cámara Nacional Inmobiliaria (Venezuelan Chamber of Real Estate); Active Member of the Venezuelan Meat Council "CONVECAR" (for its abbreviation in Spanish).

CARLOS SOTO RIVERA – Alternate Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T – Alternate Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Alternate Director

Architect and Insurance Broker, Alternate Director of Turboven Company, Alternate Director of Turbogeneradores Maracay, C.A., Alternate Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriática de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Alternate Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Architect-Director of "F. Micale, Oficina de Arquitectura" (projects,

advisory and project management); Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Alternate Director

Bachelor of Business Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Alternate Director of Inmuebles y Valores 231107, S.A. and Alternate Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Alternate Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Alternate Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of industrial and financial companies.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Alternate Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of that institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Advisor to the Caracas Stock Exchange.

EGBERT DITTMER – Corporate Operations Vice-President

Bachelor of Business Administration; former President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

ENRIQUE LARRAZABAL – Vice-President of Technology and Logistics

Mechanical Engineer, MSA in Business Administration, representative by the Industrial Chamber of Aragua State before CEDEA, President of the Organizing Committee of the VI Convention of Engineering and Maintenance of the Venezuelan paper Industry by "Asociación Venezolana de Técnicos en Celulosa y Papel" (AVTCP), Project Manager to install machine No.8 at the Hygienic Paper Division.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

BEATRIZ MACERO DE MANZUR – Compliance Officer

Economist graduated from "Universidad Católica Andrés Bello", Master in Finance from "Universidad Metropolitana" ("TMT")(sic), expertise in treasury and corporate finance areas in industrial companies.

3.7. Statutory Auditors:

Main Statutory Auditors:

JACOBO COHEN	"C. Adm" (sic.) No.12915	I.D. No. 5223632
CLAUDIA VALENCIA	"C. Adm" (sic.) No.35909	I.D. No. 6246347

Alternate Statutory Auditors:

JACQUELINE SUBERO	"C. Adm" (sic.) No.11437	I.D. No. 6810353
ISABEL QUINTERO	"C.P.C." (sic.) No.15197	I.D. No. 6821306

3.8 External Auditors:

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

3.9 Capital stock

On April 18, 1996 the Board of Directors, in General Shareholders Meeting, agreed to increase the company capital stock from Seven Million Six Hundred Forty-Six Thousand Six Hundred Ninety Eight Strong Bolivars (BsF. 7,646,698) to the amount of Eleven Million Four Hundred Seventy Thousand Forty-Seven Strong Bolivars (BsF.11,470,047), by issuing Three Hundred Eighty Two Million Three Hundred Thirty Four Thousand Nine Hundred Four (382,334,904) new common registered shares, with a par value of Zero point Zero One Strong Bolivars (Bs.0.01) each, for a total amount of Three Million Eight Hundred Twenty-Three Thousand Three Hundred Forty-Nine Strong Bolivars (Bs. 3,823,349), which were paid as a dividend with charge to the accounts "Undistributed Profits" at December 31, 1995 and premium paid in excess of par value. This capital increase was authorized by National Securities and Exchange Commission, by Resolution No. 105-96 dated May 8, 1996.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Million Nine Hundred Forty Thousand Ninety-Four Strong Bolivars (Bs.22,940,094) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Million Four Hundred Seventy Thousand Forty-Seven Strong Bolivars (BsF.11,470,047), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Zero point Zero One Strong Bolivars (BsF.0.01) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company subscribed and paid in capital stock amounts to Twenty-Two Million Nine Hundred Forty Thousand Ninety-Four Strong Bolivars (Bs.22,940,094) represented by Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) common registered shares, with a par value of Zero point Zero One Strong Bolivars (BsF0.01) each, fully subscribed and paid in, which grant their owners equal rights; authorized by the National Securities and Exchange Commission by Resolution No. 367-96 as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

capital to Forty-Five Million Eight Hundred Eighty Thousand One Hundred Eighty-Eight Strong Bolivars (BsF.45,880,188), as per Resolution No. 134-97 as of May 14, 1997 by the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital amounting to Forty-Five Million Eight Hundred Eighty Thousand One Hundred Eighty-Eight Strong Bolivars (BsF.45,880,188).

On November 14, 2007 the Special Shareholders' Meeting agreed to increase the company capital stock from Twenty To Million Nine Hundred Forty Thousand Ninety-Four Strong Bolivars (BsF22,940,094) to the amount of Twenty-Two Million Nine Hundred Forty-One Thousand Strong Bolivars (BsF22,941,000) by issuing Ninety Thousand Five Hundred Seventy-Six (90,576) new shares with a par value of Zero pint Zero One Strong Bolivars (BsF0.01) each, that FUNDACIÓN CARLOS DELFINO subscribed and paid in to facilitate conversion of company capital stock into Strong Bolivars, pursuant tot the Monetary Restructuring Law and to he Resolutions issued by the Venezuelan Central Bank ruling this matter.

As a consequence of this increase the company capital subscribed and paid in amounts to Twenty-Two Million Nine Hundred Forty-One Thousand Strong Bolivars (BsF22,941,000) divided by Two Thousand Two Hundred Ninety-Four Million One Hundred Thousand (2,294,100,000) common registered shares with a par value of Zero point Zero One Strong Bolivar (BsF0.01) each, fully subscribed and paid in, thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty-Two Thousand Strong Bolivars (BsF45,882,000) and authorized by the National Securities and Exchange Commission, pursuant to Resolution No.174-2007 as of November 30, 2007.

3.10. Capital Stock Evolution:

Below the capital stock evolution is shown:

Year	Variation Bs.F	Capital Stock Bs.F	Origin	Date	No.	Volume
1950	0	3,500	Initial contribution	03/31/50	379	1-B
1959	3,500	7,000	Capitalization of profits	02/27/59	50	6-B
Year	Variation Bs.F	Capital Stock Bs.F	Origin	Date	No.	Volume
1959	18,000	25,000	Capital contribution	09/15/59	33	31-A

1963	10,000	35,000	Capitalization of profits	04/14/61	83	5-A
1965	10,000	45,000	Capitalization of profits	09/23/65	23	43-A
1974	30,000	75,000	Capitalization of profits	09/29/70	54	104-A
1976	25,000	100,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000	140,000	Capitalization of profits	04/17/78	18	57-A
1984	35,000	175,000	Capitalization of profits	05/15/81	145	42-A
1985	75,000	250,000	Capitalization of profits	06/10/83	121	58-A
1987	125,000	375,000	Capitalization of profits	06/03/83	28	114-A
1988	125,000	500,000	Capitalization of profits	09/18/87	56	76-A
1989	100,000	600,000	Capitalization of profits	01/09/90	32	23-A
1991	400,000	1,000,000	Capitalization of profits	02/01/91	69	43-A
1992	700,000	1,700,000	Capitalization of profits	05/04/92	31	52-A
1992	743,750	2,443,750	Capitalization of profits	08/10/92	5	33-A-Pro
1992	964,548	3,408,298	Offer by shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	02/08/93	33	43-A-Pro
1993	30,000	3,438,298	Capital increase subscribed and paid-in by Vencred, S.A.	07/28/93	47	43-A-Pro
1994	37,417	3,475,715	Capital increase subscribed and paid-in by Corporación Andina de Fomento	03/17/94	15	65-A-Pro
1994	6,203	3,481,918	Capital increase subscribed and paid-in by Frederik Holdings Inc.	05/17/94	21	59-A-Pro
199	1,743,559	5,230,677	Capitalization of profits	08/22/94	15	56-A-Pro
1994	0	5,230,677	Change of par value of shares from BsF.0.100 to BsF.0.010 per share	10/18/94	57	117-A-Pro
1995	231,250	5,461,927	Public offer of shares as per Resolution of the National Securities Commission	04/07/95	27	98-A-Pro
1995	2,184,771	7,646,698	Issuance of 218,477,088 new common shares, registered, with a par value of BsF.0.010 per share	08/29/95	60	269-A-Pro
1996	3,823,349	11,470,047	Premium paid in excess of the par value of Bs.F. 100,971 Undistributed earnings at 12/31/95 for Bs. F 3,722,378	05/21/96	10	125-A-Pro

Year	Variation Bs.F	Capital Stock Bs.F	Origin	Date	No.	Volume
1996	11,470,047	22,940,094	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs F. 0.010 per share	12/27/96	15	361-A-Pro
2007	906	22,941,000	Issuance of 90,576 new common shares, with a par value of Bs. F. 0.010 per share.	12/07/07	23	190-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3.11. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :

Shareholders	No. of Shares	Participation
Natscumco (*)	123,465,420	53.82%
Claridge, LTD	35,000,000	15.26%
Brown Brothers Harriman & Co.	14,000,000	6.10%
C.V.V. Caja Venezolana de Valores (**)	13,246,720	5.77%
Fundación Carlos Delfino	10,242,798	4.46%
Others (***)	33,455,062	14.59%
TOTAL	229,410,000	100.00%

(*) Natscumco is not a shareholder, it is the Depositary of ADRs of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., the percentage it owns represents the entire shares converted into ADRs

(**) The C.V.V. is not a shareholder; the percentage (%) that owns represents the entire sub-accounts of shareholders.

(***) Shareholders who individually own less than 4%.

4. COMPANY OPERATING STRUCTURE

4.1 Description

Operatively, Manufacturas de Papel, C.A. (Manpa), S.A.C.A. is a Company with a high level of vertical integration in its productive process, which, briefly described, comprises the following stages:

I. Raw material production: non-dyeing paste (recycled fiber)

II. Paper production (spools)

III. Paper conversion (finished products)

The business orientation of the company aims to the major participation of finished products within the sales mixture in order to expand the operating margin by means of products with larger added value.

Its operating structure is divided into four (4) main areas:

- Production of printing papers, writing papers, packing and packing materials.
- Production of hygienic papers.
- Conversion of printing papers, writing papers, packing and packing materials.
- Storage and transport.

In turn, the company is organized by Independent Divisions, which comply with the different types of products manufactured by the company and the characteristics of the markets involved. This helps boosting the skills in each particular case and thus maximizes the earnings produced by each product line.

Specifically, the Divisions are:

- Printing, Writing and Packaging Papers Division
- Hygienic Division
- Sack Conversion Division
- Bag Conversion Division
- Continuous Form, Reams and Four-Quires of Letter Paper Conversion Division
- School and Office Products Conversion Division
- Storage and Transport Division

4.1.1 Printing, Writing and Packaging Division.

This Division has an annual production capacity of approximately 130,000 MT, distributed in three paper mills as follows:

	Paper type
Paper Mill No. 1	MG: Packaging (Bags)
Paper Mill No. 2	MF: Resistant containers (Sacks)
Paper Mill No. 3	White Papers (Writing and Printing)

60% of the production is to supply the needs of the business units part of the Conversion area and the rest is for sales to third parties.

As part of company facilities, there is the Non-Dyeing Past Plant, with an annual capacity of 45,600 MT, which technology allows incorporating high volumes of recycled fibers to the production process, thus developing high quality papers with competitive advantages as for its formulation cost.

4.1.2 Conversion Division

It comprises the business units in charge of transforming the manufactured papers of Printing Papers, Writing Papers and Packaging in finished products, as follows:

Division	Products
Sacks	Multifolding sacks sewed bottom and glued bottom.
Bags	Bags for general commerce uses: flat bottom and square bottom.
School and Office Products	Notebooks, copybooks, blocks, envelopes, folding packages.
Continuous forms, reams and four quires of letter paper	Reams, four-quires of letter paper. Stock Continuous Forms Printed Continuous Forms Personalized Continuous Forms
Storage and Transportation	Logistic Support to conversion units for products transportation and distribution

4.1.3 Hygienic Division

The annual capacity currently installed for this mill is 81,400 MT for production and conversion of different types of hygienic paper.

Main products:

- Hygienic Bathroom: Classes A, B and C.
- Napkins.
- Towels
- Face.
- Paper reels (Mainly for exportation).

As part of company facilities, there is the Non-Dyeing Past Plant, with an annual capacity of 21,600 MT, completely integrated to the paper production process.

4.2 Products

4.2.1 Product Lines

Manufacturas de Papel, C.A. (Manpa), S.A.C.A. addresses its production to manufacturing paper products for Printing, Writing, Packing and Packaging sectors and for the Hygienic sector as well as products resulting from the forest sector; as follows:

CHART OF PRODUCTS BY SECTOR

PAPER SECTOR	PAPER TYPE	CONVERTED PRODUCTS
Printing and Writing	Bond Pasteboard Copies Photocopy Register Ledger Mimeograph Optic Poster Security	School Products: Notebooks, copybooks, Folder, etc. Continuous Forms, Reams and four-quires of letter paper, Personalized Forms Office Products Calculator rolls, Blocks, etc.:
Packing and Packaging	MG Natural, White and Color MF Natural, White and Color Crepe paper *Cartoncillo* Conic glasses Cores	Bags Multifold Sacks Folding wrappings
Hygienic	Paper Class "A" Paper Class "B" Paper Class "C"	Hygienic, Napkins and Towels Hygienic, Napkins and Towels Hygienic and Towels

4.2.2 Specifications of Products Sold

Printing, Writing and Packaging Papers: These products are manufactured by our Strategic Unit Business Mill I.E.E., and are used as raw materials for converting companies, mainly from our same group. Therefore, only 30% of production is assigned to third party sales.

School and Office Products: These products are manufactured by some of our converting units and comprise a great variety of products, such as: notebooks, copybooks, office blocks, calculator rolls, envelopes, index cards, pasteboard, and folders, among others.

Reams, four-quires of letter paper and continuous forms: Its target is office product markets with products such as: reams and paper bond and color four-quires of letter paper products, photocopy paper, continuous form stock, and pre-printed continuous form and personalized forms.

Sacks: These are manufactured by one of our plants located in Maracay, Miranda State, and are mainly addressed to cement factory industries, concentrated food and mills markets. This product is manufactured as sewed-bottom and glued-bottom, as customer specifies.

Bags: Bags are of different sizes, with or without printing, made in two fashions, flat-bottom bags and square-bottom bags.

Hygienic: The strategic unit known as Hygienic Mill is in charge of producing different classes of paper reels (Type A, B. and C), used to produce hygienic, napkins, towels, facial and MG papers, which are converted at the same plant.

4.2.3 Sales by products line

Following are shown the sales by product lines of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., consolidated (in million bs.)

	Stated in thousand bolivars			
Product type	06/30/08	2007	2006	2005
Printing and Writing	100,535,254	169,238,698	137,088,306	136,600,883
Boxes and Packages	67,327,051	96,260,608	83,103,552	70,277,717
Hygienic paper	213,383,959	269,395,373	210,026,364	166,578,046

Product type	06/30/08	2007	2006	2005
Rent and services	4,155,423	5,842,331	3,409,092	1,653,634
Total sales	**385,401,507**	**540,737,010**	**433,653,930**	**375,060,280**

Source: Financial statements of Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

4.2.4 Company Market Position

Manufacturas de Papel, C.A. (Manpa), S.A.C.A. participates in the market of intermediate paper products, in "Hygienic", "Packing and Packing Materials" and "Print and Write" segments. In the first its main competitor is Papeles Venezolanos, C.A. and in the two last areas its unique competitor is Invepal:

	Year 2007	Year 2006
TISSUE	35.70%	38.10%
PACKING/PACKING MATERIAL	39.00%	31.78%
PRINT / WRITE (1)	50.00%	51.25%

(1) It includes imports.

SOURCE: Datos Information Resources and Own Calculation

4.3 Customers

Because of characteristics of products manufactured by MANPA, the company has the following commercialization system: 367 Distributors at a national level in charge of commercializing company products to different channels, such as: Hypermarkets, supermarkets, national and regional chains, wholesalers, convenience stores, drugstores, perfume stores, institutional markets, etc., any of which represents 20% of company sales.

4.4 Raw materials

Manufacturas de Papel, C.A. (Manpa), S.A.C.A., uses in its production process a great amount of raw materials and consumables. Below such products are detailed, as well as their main suppliers.

Type	Supplier	Source
Chemical elements	Clariant de Venezuela	Domestic
	Eka Chemicals	Domestic
	Agroindustrial Mandioca	Domestic



	Evolución Andina, S.A.	Domestic
	Omya Colombia	Imported
Secondary fiber	Transpaca	Domestic
	Simco Recycling Corp.	Imported
Pulp	Cellmark Inc.	Imported
	Fibre Source International	Imported
	Silvania Resources	Imported
	Celulosa Arauco y Constitución	Imported
	C.M.P.C. –Celulosa, S.A.	Imported
	Aracruz Celulose, S.A.	Imported
	Forest Fibres Limited	Imported

Source: Manufacturas de Papel, C.A. (Manpa), S.A.C.A.

4.5 Trademarks and Patents:

All the trademarks used by Manufacturas de Papel, C.A. (Manpa), S.A.C.A. and its subsidiaries are properly registered before the Industrial Property Registry of "Ministerio de Fomento". The more important trademarks are:

DOMESTIC TRADEMARKS

Trademark	Inscription number	Due date
Alborada	116,968-F	04/18/2011
Alpeform	161,678-F	06/10/2014
Alpes	155,186-F	02/16/2014
Alpes Block Dibujo Compas	156,517-F	03/18/2014
Alpes Block Dibujo Regla	156,512-F	03/18/2012
Alpes Dibujo con Plumilla	156,465-F	03/18/2014
Alpes Escocés	156,469-F	03/18/2014
Alpes Espiral	156,468-F	03/18/2014
Alpes Lápices	159,562-F	06/10/2014
Alpes Paleta-Pintor	156,511-F	03/18/2014
Alpes Taquigrafía	156,457-F	03/18/2014
Alpes Tres Líneas	159,630-F	06/10/2014

Trademark	Inscription number	Due date
Alpesform	162,843-F	07/18/2014
Ameri Bond	136,555	11/07/2013
Cello Manpa	150,887	07/01/2014
Cometa	43,435-F	01/17/2013
Copyalpes	138,041-MC	05/29/2014
Corona	117-293-F	04/21/2011
Dalia	73,841-F	08/02/2013
Decoral	116,966-F	04/18/2011
Diadema	116,967-F	04/18/2011
Espiral	214,710-F	05/21/2011
Facial Sutil	629-S	10/07/2014
Facialin	116,964-F	04-18-2011
Floral	145,911	01/21/2007
Floral Bouquet	722,626-F	04/05/2013
Florida	55,997-F	10/17/2009
Formalpes	162,841-F	07/18/2014
Garden	72,599F	04/03/2013
Gardenia	39.334F	02/10/2016
Gardenia Papel Higiénico	145,875	01/21/2017
Gardenia Servilletas	146,320	04/08/2007
Gentil	78,781-F	05/03/2014
Glamor	75,598-F	04-03-2013
Jazmin	160,904-F	06/10/2014
Karicia	73,844-F	08/02/2013
Koral	73,845-F	08/02/2013
Koral Servilletas	147,377	04/10/2007
Love Garden	72,627-F	04/05/2013
Manpa	150,883	07/17/2014
Manpa Compubond	165,140-F	08/19/2014

Trademark	Inscription number	Due date
Manpa Databond	165,139-F	08/19/2014
Manpa Fotobond	165,154-F	08/19/2014
Manpa Laserbond	165,145-F	08/19/2014
Manpa Ofibond	165,094-F	08/19/2014
Maracay	165,125-F	08/19/2014
Maracay Económico	146,307	04/08/2017
Maracay Familiar	145,908-F	01/21/2007
Maracay Legumbres	146,311	04/08/2017
Maracay Plus	167,122-F	08/19/2014
Maracay Servilletas	147,381	04/10/2017
Maracay Toallas	147,379	04/10/2007
Melody	73,843-F	08/02/2013
Palmera	116,969-F	04/18/2011
Papeles Maracay	20,813-f	05/19/2011
Pétalo	73846-f	08/02/2013
Pop Raqueta	384-S	06/10/2014
Pop Zapatos	159,563-F	06/10/2014
Sutil	52,545	02/08/2017
Sutil Azul	145,876	01/21/2007
Sutil Beisbol	145,888	01/21/2007
Sutil Boutique	73,729-F	07/30/2013
Sutil Toallas	146,309	04/08/2017
Wonder	73,847-F	08/02/2013

INTERNATIONAL TRADEMARKS

Trademark	Country	Inscription number	Due date
Alpes	Costa Rica	87,528	07/03/2014
Alpes	Nicaragua	40,668 CC	03/02/2009
Alpes	Honduras	68,548	04/28/2017

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Trademark	Country	Inscription number	Due date
Alpes	Cuba	123,002	06/07/2015
Apes Dino´s Park	Colombia	194,194	02/17/2007(*)
Alpes Escocés	Ecuador	DNPI-2337	04/07/2008
Alpes Escocés	Peru	28358	08/19/2016
Alpes Escocés	Colombia	191,324	11/27/2016
Alpes Logo	Ecuador	4067-95	12/18/2015
Alpes Logo	Peru	25087	04/12/2016
Alpes Logo	Bolivia	65,660-C	04/13/2008(*)
Gardenia	Peru	49,697	07/08/2013
Gardenia	Colombia	195,497	03/19/2007(*)
Gardenia	Bolivia	17,268-C	05/35/2008(*)
Jazmin	Colombia	204,901	11/29/2007(*)
Karicia	Bolivia	47,267-C	05/31/2008(*)
Manpa	Cuba	123,003	12/12/2015
Manpa	Honduras	68,549	04/28/2017
Manpa	Nicaragua	40,669 CC	03/02/2009
Manpa	Guatemala	90,515	06/18/2008(*)
Maracay	Bolivia	47,265-C	05/31/2008(*)
Maracay	Perú	49,492	07/08/2013
Maracay	Ecuador	108-89	03/20/2014
Petalo	Bolivia	47,266-C	05/31/2008
Primavera	Ecuador	DNPI259-98	02/21/2008(*)

(*) renewal requested

4.6 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name: VENCARIBBEAN PAPER PRODUCTS, LTD.

Date of incorporation: June 4, 1996

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$ 45,647,745.00
Participation:	100%
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

5. COMPANY PROPERTIES

Printing Mill, Writing and Packaging: Situated in Avenida Aragua, Maracay, Aragua State, on a land lot of 137,400.35 square meters.

The following equipment machinery and facilities are in this plant, among others:

- Three Paper mills
- Non-Dyeing Plant
- OCC Cleaning System
- Finish Machinery with three rewinding machines
- Quality Control, Processes, Analysis and Water Laboratories

- Steam and Compressed Air Plant
- Electric Plant
- Treatment Affluent Treatment Plant

Likewise, ***Reams, Four Quires of Letter Paper and Continuous Forms*** Division was transferred to this land lot.

This plant includes:

- Three conversion lines for manufacturing reams and four -quires of letter paper.
- Six presses for manufacturing continuous forms.
- Photocomposition equipment, computers and laser printers.

Hygienic Mill: Situated in Zona Industrial la Hamaca, Maracay, Aragua State, on one 712,500.00 sq.m. land.

The following equipment, machinery and facilities are in this plant, among others:

- Six paper mills.
- Printing Machines.
- 26 Conversion Lines (Hygienic, Napkins, Towels and Facials)
- Pulp Plant.
- Non-Dyeing Plant
- Steam and Compressed Air Plant
- Materials, Physic and Processes Laboratories
- Treatment Plant
- Quality Control Laboratory.

Industrial Bags Plant: Situated in Zona Industrial la Hamaca, Maracay, Aragua State, on one 68,510.00 sq.m. land. This plant has currently 46 machines for the production of Flat-Bottom Bags and Square-Bottom Bags with or without printing, some among them are:

- 30 Machines with printers and packers
- 9 Machines without printers and packers
- 1 Cutting machine with printer

Due to operating reasons, the Sacks and School Products Division was transferred to the same Bag Division land lot.

Industrial Sacks Plant: This Plant includes:

- Five sack production lines (two glued-bottom, two sewed-bottom and one big bags)
- Printing area
- Laminating machine
- Finished products quality control equipment
- Maintenance Workshop.

School Products Plant: This Plant includes:

Its production area comprises:

- Four lines for Notebooks Production
- Folding Pack Lines
- Printing lines
- Lithography department (computers and laser printers)
- .Maintenance Workshop and Auxiliary Services that have air compressors and transformation net and electric power distribution.

TRANSPORTE ALPES, S.A. FACILITIES: Situated in Zona Industrial la Hamaca, Maracay, Aragua State, on a surface of 21,652 sq.m.

The plant includes:

- 71 Trucks Fleet
- Two warehouses
- Covered parking lot.

5.1 Non Owned Fixed Assets

At March 31, 2008 MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. did not have any financial leasing.

5.2. Information about Assets Revaluation:

There are no revaluated assets in the Financial Statements (Interim) of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. AND AFFILIATES COMPANIES.

6. CONTRACTS OF HIGHER IMPORTANCE:

6.1 Collective bargaining agreements:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The Collective Bargaining Agreement for workers of the Conversion Packing, Reams, Four-Quires of Letter Paper and Printing, Writing and Packaging Divisions of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. with a three-year term from August 21, 2006 to August 21, 2009.

The Collective Bargaining Agreement for employees and workers of the Hygienic Mill Division of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. with a three-year term from June 01, 2007 to May 30, 2010.

The Collective Bargaining Agreement for workers of TRANSPORTES ALPES, S.A. with a duration of three years, from November 27, 2006 to November 27, 2009.

The Collective Bargaining Agreement for workers of the School Division of MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. in force for a three-year term from October 1, 2006 to October 1, 2009 covers company employees as well as workers.

6.2. Contracts of supplies:

In December 2001, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. subscribed an Energy Supply Contract with the company TURBOGENERADORES MARACAY, C.A. for 12-year- term aimed at assuring a reliable power supply.

7. FINANCIAL SOURCES AND IMPACT ON ISSUE

Below there company financial sources and the impact of Unsecured Bonds at Bearer amounting to SIXTY MILLION STRONG BOLIVARS (BsF. 60,000,000,oo) are detailed:

Stated in Thousand bolivars at 06-30-2008

	Instrument	06-30-2008	Effect on Issue	Balance after placement
ASSETS				
NON-CURRENT ASSETS:				
Property, plant and equipment – net		388,912,027		388,912,027
Participations in associates and joint business		2,173,202		2,173,202
Total non-current assets		391,085,229		391,085,229

CURRENT ASSETS:				
Expenses paid in advance		1,881,618		1,881,618
Inventories		60,582,523		60,582,523
Advances to suppliers		5,175,978		5,175,978
Bills and accounts receivable – net		171,933,825		171,933,825
Investments available for sale		117,115		117,115
Cash and cash equivalent		33,701,823	30,506,908	64,208,731
Total current assets		273,392,882		303,899,790
TOTAL		664,478,111		694,985,019
SHAREHOLDERS´ EQUITY AND LIABILITIES				
SHAREHOLDERS´ EQUITY:				
Capital stock		69,633,596		69,633,596
Premium for issuing shares		13,405		13,405
Accrued result from translation of foreign subsidiary and joint business abroad		206,308		206,308
Retained earnings:				
Legal reserve		6,963,360		6,963,360
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551		119,593,551
Undistributed		173,302,045		173,302,045
Non-realized result on investments	6	82,795		82,795
Total shareholders´ equity		369,795,060		369,795,060
NON-CURRENT LIABILITY				

	Instrument	06-30-2008	Impact of issue	Balance after placement
NON-CURRENT LIABILITY				
Provision for severance benefits, long-term advances net	Severance Benefits	9,805,349		9,805,349
Unsecured bonds		46,700,000	60,000,000	106,700,000
Deferred income tax		30,366,463		30,366,463
Total non-current liabilities		86,871,812		146,871,812
CURRENT LIABILITY:				
Provision for seniority payment, short-term advances net	Severance Benefits	10,622,461		10,622,461
Commercial papers		13,000,000		13,000,000
Short term loans	Contracts and Promissory Notes	29,493,092	(29,493,092)	-
Dividends payable	Decision of the Board	47,004,249		47,004,249
Tax income payable		16,363,879		16,363,879
Accounts payable	Commercial invoices	91,327,558		91,327,558
Total current liability		207,811,239		178,318,147
Total liability		294,683,051		325,189,959
TOTAL		664,478,111		694,985,019

8. Tax Incentives:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. has the following tax incentives:

- Temporary Admission for Constant Enhancing (ATPA): MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. : Treasury Department, No. GA-30098-E-010395, dated October 23, 1998.
- MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. has tax rebates for Fixed Assets Investments, established by the Income Tax Law and its Regulations.

9. LITIGATION AND COMPLAINTS:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. does not have any litigations or complaints that could significantly affect, direct or indirectly, its financial situation.

10. INFORMATION ABOUT THE INDUSTRY

The Venezuelan Paper Industry comprises several industries from the following sectors:

- Printing and Writing
- Kraft Liner
- Medium Corrugated
- Hygienic
- Packing and Covering
- Industrial Pasteboards
- Others.

The total production of the domestic paper industry for the year 2007 reached 476,803 metric tons, which represents a decrease of 8.04% in regard to the year 2006 as shown bellow:

Domestic Production of Papers, Pasteboards and Cardboards

(In MT)

	2001	2002	2003	2004	2005	2006	2007
Printing and Writing	69,331	72,706	61,413	83,228	50,615	72,754	76,615
Kraft Liner	42,884	7,898	51,309	68,414	74,627	81,908	94,863
Medium Corrugated	55,485	61	53,421	59,166	55,447	48,881	49,226
Hygienic	164,619	81,349	64,539	134,334	147,560	161,434	164,657
Packing and Covering	20,522	16,497	14,322	18,157	16,224	14,322	15,673
Industrial Pasteboards	73,398	59,508	57,093	76,165	57,309	62,031	75,769
Others	0	0	0	0	1,996	0	0
Total	**426,239**	**239,109**	**302,097**	**439,464**	**404,778**	**441,330**	**476,803**

Domestic Production of Papers, Pasteboards and Cardboards

(In MT)

[Next, there is a graphic for the years 2001, 2002, 2003, 2004, 2005, 2006 and 2007]

Source: Apropaca Annual Report 2005.

It can be observed from the previous graphic that the reduction in the production of the year 2007 impacted all areas except "Kraft Liner" and "Industrial Cardboards".

The area corresponding to "Hygienic" has an increase of 02.00% in regard to the year 2006.

Domestic Production, Imports and Exports of Papers, Pasteboards and Cardboards (in MT)

[Next, there is a graphic]

Same behavior was shown by national production which during the year 2007 has an increase of 0.84% when compared to the year 2006 and imports show an increase of 17.33% in the year 2007 in regard to year 2006. Exports show a 89.68% reduction for the same period.

Domestic Production, Imports and Exports of Papers, Pasteboards and Cardboards (in MT)

	2001	2002	2003	2004	2005	2006	2007
Domestic Production	426,239	238,109	302,097	439,464	404,778	441,330	476,803
Imports	265,268	256,450	232,750	318,925	195,340	415,950	488,027
Exports	81,543	55,897	38,828	59,509	40,411	18,438	1,903

Source: Apropaca

As for apparent consumption behavior, this also registered an increase for the year 2006, which represents an increase of 16.36%.

Apparent Consumption of Papers, Cards and Cardboards

(in MT)

	2001	2002	2003	2004	2005	2006	2007
Printing and Writing	75,049	99,873	80,361	121,614	78,467	147,894	175,700



Kraft Liner	48,929	18,512	71,377	93,517	83,857	120,803	132,099
Medium Corrugated	36,703	27,355	84,540	60,555	56,235	46,200	50,762
Hygienic Paper	165,606	124,729	86,919	141,165	156,252	188,830	215,498
Boxes and Wraps	35,118	32,528	25,051	34,151	28,262	33,155	16,608
Industrial Cards	98,960	79,836	49,114	148,910	95,689	160,166	216,192
Others	28,032	72,558	17,351	3,450	6,553	3,714	8,565
Total	**490,397**	**455,391**	**414,713**	**603,362**	**505,333**	**700,762**	**815,424**

It does not include the apparent consumption of paper for cigarettes and cardboards.

[There is a table of Apparent Consumption of paper, Cards and Cardboards (IN MT)]

Source: Apropaca

11. SUMMARY OF RESULT FROM FISCAL YEARS

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Income and Loss Statement

Stated in Thousand Bolivars

(In BsF.)	6/30/08	2007	2006	2005
Sales income	385,401,507	540,737,010	433,653,930	375,060,280
Sales cost	256,017,446	418,405,033	339,785,638	284,444,405
Gross income	129,384,061	122,331,977	93,868,292	90,615,875
Costs and expenses	35,499,704	65,832,377	56,945,614	49,924,636
Operating income	93,884,357	56,499,600	36,922,678	40,691,241
Other income (disbursements)	(30,530,118)	(8,224,933)	(6,223,664)	(9,229,995)
Income before taxes	**63,354,239**	**48,274,667**	**30,699,014**	**31,461,246**

Income tax	(11,403,575)	(5,381,490)	(476,054)	4,377,017
Net income	**51,950,664**	**42,893,177**	**30,222,960**	**35,838,263**
Net income per share				
Basic	**22.65**	**21.07**	**13.17**	**15.62**
Diluted	**22.65**	**21.07**	**13.17**	**15.62**

Source: Financial statements of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

11.1. Explanation of Variations of Higher Relevance

Sales Income:

Sales income for the first semester of the year 2008 shows a 56.8% increase when compared to the previous year, as it registered income amounting to BsF385,401,501 versus income of BsF246,761,005 at closure of June 2007.

In metric tons, sales decreased 6.53% when passing from 71,501MT at closure of June 2007 to 66,834MT for the same period of the year 2008, being container reels and packages and reams, four quires of letter paper and continuous forms, which show the greater reduction in its sales volume.

When purchasing sales income for the year 2007 in regard to the year 2006, an increase of 24.69% is observed as mainly the result of the increase registered in prices of all divisions.

In regard to behavior of sales income in the year 2006 when compared to the year 2005, there is an increase of 15.62% as a consequence of the increase registered in the sales volume in metric tons. Sales in metric tons in the year 2006 has an increase of 9.75% (12,625 additional MT) when compared to the year 2005.

Sales Cost:

Sales cost at closure of June 2008 shows an increase of 34.70% in regard to the same period of the previous year as a consequence of a higher sales volume and the increase in manufacturing expenses.

At closure of the year 2007, Sales Cost increased to BsF78,619,395 (+23.14%) vs the year 2006, which basically obeys to increases mainly in manufacturing, personnel

expenses, industrial supplies and spare parts, repair and maintenance. Likewise, price increases were registered in fiber prices and other raw materials.

When comparing the Sales Costs of the year 2006 to that of the year 2005 there is an increase of 19.46% as a result of the inflation registered that according to figures published by the Venezuelan Central Bank was 16.97% for the year 2006. In addition, the increase of prices of virgin and secondary fibers part of the main raw material to manufacture paper and which prices increased 16.72% average when exceeding from US$568 metric tons in the year 2005 to US$663 metric ton at closure of the year 2006.

Operating Expenses:

According to figures at June 30, 2008 sales expenses increased 9.26% (BsF1,678,958) mainly as a consequence of the increase in sales commissions. In regard to overheads, these registered an increase of 52.90% (BsF5,429,852) where the income registering a higher increase was personnel expenses, mainly representing 70% of the increase in overheads.

Operating expenses as percentage of income showed a reduction of 2.29 percentage points during the first six months of the year 2008 when compared to the same period of the previous year, by a reduction registered both in sales expense and income percentage in 2.21 percentage points and by the increase in overheads as income percentage in 0.90 percentage points.

When comparing the sales expenses of the year 2007 to those of the year 2006, Sales Expenses recorded a variation of 16.34% when going from BsF35,121,317 million in 2006 to Bs 40,858,899 in 2007.

(In BsF)	**2007**	**2006**	**Variation**
Sales expense	40,858,899	35,121,317	5,737,582
Sales expenses as % income	7.56%	8.10%	-0.54%

Among the most outstanding variations of sales expenses there are increases registered in the following items:

- Personnel
- Sales commissions

- Advertisements and Publicity
- Transportes Alpes, C.A.

In regard to administration expenses for the period analyzed, these increased 14.03% (Bs. F. 3,074,507)

(In Bs)	2007	2006	Variation
Administration expense (in thousand Bs.)	24,982,689	21,908,182	3,074,507
Administration expenses as % income	4.62%	5.05%	-0.43%

Entries with higher variation are:

- Personnel
- Professional fees (mainly auditors and expert reports)
- Services hired (mainly BPC's maintenance contract)
- Maintenance and Repairs Expenses

In regard to behavior of operating expenses as income percentage for the year 2006 compared to the year 2005 a reduction of 0.18 percentage points is observed, product of a reduction of both overheads and sales as income percentage, the result of the expenses reduction program.

Operating Margin

Both the gross and the operating margin shows a reduction in the six first months of the year in regard to the same period of the previous year as the result of the increase in the average price per metric ton which was higher than that registered in the cost per metric ton.

When comparing the margins from the year 2007 to those of the year 2006 an increase of 0.98 percentage points is observed in the gross margin and 1.93% in the operating margin as a consequence of the average price increase per metric ton higher to the increase in the cost per metric ton and the reduction of operating expenses as % of income to 0.96 percentage points.

In regard to behavior of margins from the year 2006 when compared to the year 2005 we realize a reduction of both the gross margin and the operating margin as the result of the impossibility to increase prices at the same pace of increasing costs due to price control established to hygienic paper and to the growing increase in the volume of paper imports together with foreign exchange overvaluation.

Participation in Joint Businesses

It corresponds to 50% of Manpa participation in the financial results of Manpa Centroamérica and in Simco Recycling Corporation.

During the first quarter of the year 2008 a reduction of 1,218.95% is registered in participation in results from joint businesses (Bs. -2,828,588 million) when compared to the same previous year as a result from loss by Manpa de Centroamérica during the first semester.

In regard to variation of the year 2007 when compared to 2006 same comes from income generated by MCA in the year 2007 when compared to that of the year 2006 as during the year ended at December 31, 2006 the company considered reducing participation in Simco Recycling business up to the amount in which accumulated losses reached an investment in such business. Consequently, the book value of participation in this company was reduced to zero (0).

(In BsF)	**2007**	**2006**	**Absolute Variation**	**%Variation**
Participation in results from joint businesses	802,404	503,194	299,210	59.46%

(In BsF)	**2006**	**2005**	**Absolute Variation**	**%Variation**
Participation in results from joint businesses	503,194	(919,621)	1,422,815	-154.72%

Net Financial Costs:

Net financial costs registered an increase to 207.25% (BsF.5,387,369 more) during the first semester of the year 2008 in regard to the same period of the year 2007. This

increase was the result of the increase in the average debt balance the company kept and the increase of the interest rates.

When comparing the net financial costs of the year 2007 against those of the years 2006 and the year 2006 against those of the year 2005 there is an increase in regard to both years of 21.35% and 34.13% as a consequence of a higher indebtedness to cover the needs of its working capital.

Exchange Differences:

Exchange differences for the first semester of the year 2008 correspond to losses generated when purchasing other currency different from the dollar to pay spare parts, mainly from the European Union. These losses increased 1,044.79% (BsF+69,228) at June 30, 2008 in regard to same semester of 2007.

In regard to the increase registered in exchange differences for the year 2007 compared against the year 2006, the amount of exchange differences shown in the year 2007 corresponds to losses from purchasing euros to pay spare parts.

(In BsF)	2007	2006	Absolute Variation	%Variation
Exchange differences – net	(27,226)	(61,402)	34,176	-55.66%

When comparing exchange differences in the year 2006 in regard to the year 2005, a reduction of 101.72% is observed as in the year 2006 there was no currency devaluation, whereas in the year 2005 the favorable impact of the devaluation occurred in February 2005 when the exchange rate of Bs./US$1,920 exceeded Bs./US$2,150 to a higher lending position in foreign currency in the year 2005.

IN THOUSAND Bs.

	2006	2005	Variation	%Variation
Exchange differences – net	(61,402)	3,565,400	(3,626,802)	-101.72%

The amount of Exchange loss indicated in the year 2006 corresponds to losses generated from purchasing euros for paying spare parts.

Net Margin:

The net margin of the first semester of the year 2008 increases 5.25 percentage points in regard to the margin obtained from the first quarter of the year 2007 mainly as the result of the improvement in gross and operating profitability.

In regard to net margin at closure of 2007 in regard to closure of 2006 an increase of 0.96 percentage points was registered mainly as the result of the increase in gross and operating profitability and partially counteracted by the increase in other disbursements and in taxes.

Behavior of net margin at closure of 2006 in regard to closure of 2005 indicated a reduction of 2.59 percentage points mainly as the result of dropping the gross income.

12. RELATION OF DIVIDENDS PAID IN THE LAST TOUR YEARS

(Stated in Strong Bolivars)

Years	In Cash	In Kind	In Shares
2004	25,234,103	-	-
2005	45,880,188	-	-
2006	66,526,273	-	-
2007	77,996,320	-	-
2008	34,411,500	-	-

13. FINANCIAL INFORMATION

13.1. Consolidated (Interim) Financial Statements Non-Audited by Independent Public Accountants at June 30, 2008

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2008 AND FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in strong bolivars)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	Notes	June 30, 2008	2007	2006	2005
ASSETS					
NON-CURRENT ASSETS:					
Properties, plant and equipment – net	2	388,912,027	397,957,005	413,514,696	432,900,402
Participations in associates and joint business	3	2,173,202	4,769,358	3,966,954	1,040,295
Total non-current assets		391,085,229	402,726,363	417,481,650	433,940,697
CURRENT ASSETS:					
Expenses paid in advance		1,881,618	816,416	976,279	1,111,934
Inventories	4	60,582,523	80,977,294	66,464,739	57,511,130
Advances to suppliers		5,175,978	1,801,026	1,661,182	3,520,063
Bills and accounts receivable – net	5	171,933,825	120,190,887	104,409,296	95,337,271
Investments available for sale	6	117,115	128,044	219,453	8,816,776
Cash and cash equivalent	7	33,701,823	11,161,903	23,889,943	16,111,833
Total current assets		273,392,882	215,075,570	197,620,982	182,409,007
TOTAL		664,478,111	617,801,933	615,102,632	616,349,704
SHAREHOLDERS´ EQUITY AND LIABILITIES					
SHAREHOLDERS´ EQUITY:	8 and 9				
Capital stock		69,633,596	69,633,596	69,632,690	69,632,690
Premium for issuing shares		13,405	13,405	-	-
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	206,308	206,308	206,308
Retained earnings:					
Legal reserve		6,963,360	6,963,360	6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551	119,593,551	119,593,551
Undistributed		173,302,045	155,762,882	190,866,116	227,169,429
Non- realized result on investments	6	82,795	(672,675)	(601,095)	(999,188)
Total shareholders´ equity		369,795,060	351,500,427	386,660,839	422,566,059

NON-CURRENT LIABILITY					
Provision for severance benefits, long-term advances net		9,805,349	7,256,889	4,826,028	3,572,106
Unsecured bonds	10	46,700,000	34,200,000	-	-
Deferred income tax	12	30,366,463	34,734,819	46,270,145	54,549,608
Total non-current liabilities		86,871,812	76,191,708	51,096,173	58,121,714
CURRENT LIABILITY:					
Provision for seniority payment, short-term advances net		10,622,461	7,874,205	5,236,560	3,869,781
Commercial papers	11	13,000,000	10,925,263	11,396,409	2,946,531
Short term loans	11	29,493,092	15,255,518	36,169,882	47,019,985
Dividends payable	8	47,004,249	42,225,789	13,700,974	8,733,509
Tax income payable	12	16,363,879	8,728,831	2,409,289	293,748
Accounts payable	13	91,327,558	105,100,192	106,432,506	72,798,377
Total current liability		207,811,239	190,109,798	177,345,620	135,661,931
Total liability		294,683,051	266,301,506	228,441,793	193,783,645
TOTAL		664,478,111	617,801,933	615,102,632	616,349,704

See Notes to the consolidated financial statements ------------------------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT AT JUNE 30, 2008 AND

FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in strong bolivars, except the net income per share which is stated in bolivars)

	Notes	June 30, 2008	2007	2006	2005
Income from sales	14	385,401,507	540,373,010	433,653,930	375,060,280
Sales cost	15	256,017,446	418,405,033	339,785,638	284,444,405
Gross income		129,384,061	122,331,977	93,868,292	90,615,875
Cost and expenses:					
Sales expenses	15	19,806,014	40,858,899	35,121,317	30,939,453
Overheads and administrative expenses	15 and 19	15,963,690	24,982,689	21,908,182	18,985,181
Income form selling assets	1 and 2	-	(9,211)	(83,885)	-
		35,499,707	65,832,377	56,945,614	49,924,634
Income from operations		93,884,357	56,499,600	36,922,678	40,691,241
Participation in results from joint business	3	(2,596,156)	802,404	503,194	(919,621)

	Notes	June 30, 2008	2007	2006	2005
Financial costs		(8,208,004)	(7,338,490)	(6,480,701)	(4,664,484)
Financial incomes		221,197	850,632	1,134,458	678,654
Exchange differences – net		(75,854)	(27,226)	(61,402)	3,565,400
(Loss) earnings from swap operations with securities		(12,488,970)	902,083	-	(3,671,665)
Loss from selling investments available for sale	6	-	-	(762,975)	-
Other income (expenditure):					
ADR commissions		(297,689)	(257,782)	(514,814)	(505,370)
Bank debit tax		-	-	(392,141)	(3,089,757)
Financial transactions tax		(5,935,104)	(2,554,009)	-	-
Others – net		(1,149,538)	(602,545)	350,717	(623,152)
		(30,530,118)	(8,224,933)	(6,223,664)	(9,229,995)
Income before taxes		63,354,239	48,274,667	30,669,014	31,461,246
Income tax	12	(11,403,575)	(5,381,490)	(476,054)	4,377,017
Net income		51,950,664	42,893,177	30,222,960	35,838,263
Net income per share:					
Basic	1	22.65	21.07	13.17	15.62
Diluted	1	22.65	21.07	13.17	15.62

See Notes to the consolidated financial statements --

(Next, there is a Consolidated Statement of Movement in Equity Accounts for the years ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 that is attached at the end of this translation)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS AT JUNE 30, 2008 AND

FOR THE YEARS ENDED AT DECEMBER 31, 2007,2006 AND 2005

(Stated in strong bolivars)

	Notes	June 30, 2008	2007	2006	2005
OPERATING ACTIVITIES:					
Net income		51,950,664	42,893,177	30,222,960	35,838,263
Adjustments to reconcile the net income with the cash provided for by operating activities:					
Exchange differences - net	22	75,854	27,226	61,402	(3,565,400)
Participation in results from joint business	3	2,596,156	(802,404)	(503,194)	919,621
Result from reduction in shareholders´ equity participation in joint business	3	-	407,911	(766,726)	-
Tax provision	12	11,403,575	5,381,490	476,054	(4,377,017)
Realized result in investments available for sale		755,470	-	762,975	-
Result from reduction in investments available for sale		-	(21,346)	-	-
Result from translation of subsidiary and joint business		-	-	-	(803,587)
Provision for future losses in foreign subsidiaries		-	-	-	-
Result from disposal of properties, plant and equipment	2	-	65,275	-	-
Result from sale of properties, plant and equipment	1 and 2	-	(9,211)	(83,885)	-
Financial costs		8,208,004	7,338,490	6,480,701	4,664,484
Financial income		(221,197)	(850,632)	(1,134,458)	(678,654)
Depreciation	2	8,924,768	18,212,896	20,559,433	22,299,074
		83,693,294	72,642,872	56,075,262	54,296,784
Movements of working capital:					
Reduction (increase) in:					
Bills and accounts receivable		(51,742,938)	(16,189,502)	(10,738,025)	(12,204,966)

	Notes	June 30, 2008	2007	2006	2005
Advances to suppliers		(3,374,952)	(139,844)	1,858,881	1,873,901
Inventories		20,394,771	(14,512,555)	(8,953,609)	(24,740,047)
Expenses paid in advance		(1,065,202)	159,863	135,655	(413,589)
Increase (reduction) in:					
Accounts payable		(13,848,488)	(1,359,540)	33,572,727	26,397,944
Provision for seniority payment, net payment		5,296,716	5,068,506	2,620,701	2,259,764
Cash provided for operating activities		39,353,201	45,669,800	74,571,592	47,469,791
Paid interests		(6,459,505)	(6,720,039)	(6,461,425)	(3,246,770)
Collected taxes		221,197	860,632	1,134,458	678,654
Paid taxes		(8,136,883)	(10,597,274)	(6,639,976)	(22,756,937)
Net cash provided for operating activities		24,978,010	29,203,119	62,604,649	22,144,738
INVESTMENT ACTIVITIES:					
Reduction (increase) in investments available for sale		10,929	41,265	8,241,612	(9,073,129)
Sale of property, plant and equipment	2	-	9,211	1,775,485	-
Acquisition of property, plant and equipment	2	120,210	(2,720,480)	(2,865,327)	(9,454,319)
Net cash provided for (used in) investment activities		131,139	(2,670,004)	7,151,770	(18,527,448)
FINANCING ACTIVITIES:					
(Reduction) Increase in short-term loans, net	11	12,489,075	(23,532,815)	(8,869,379)	32,143,003
Amount of commercial papers issuing	11	15,991,500	16,152,400	29,883,600	8,808,700
Amortization of commercial papers	11	(13,916,763)	(16,623,546)	(21,433,722)	(8,752,379)
Amount of long term unsecured bonds issue	10	12,500,000	34,200,000	-	-
Reduction in documents payable		-	-	-	(2,486,040)
Capital increase	8	-	14,311	-	-
Cash dividends	8	(29,633,041)	(49,471,505)	(61,558,808)	(41,292,407)
Net cash used in					

financial activities		(2,569,229)	(39,261,155)	(61,978,309)	(11,579,123)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		22,539,920	(12,728,040)	7,778,110	(7,961,833)
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	-	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	11,161,903	23,889,943	16,111,833	22,499,405
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		33,701,823	11,161,903	23,889,943	16,111,833

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED TA JUNE 30, 2008 AND FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in thousand bolivars)

1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financing Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Financing Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV for its abbreviation in Spanish).

The enclosed consolidated financial statements have been prepared based on the International Standards for Financial Information (ISFI), that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS),



Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, in regard to those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IFRS.

Certain new principles, reviews and interpretations to existing principles have been published and are compulsory for Company accounting periods beginning on January the 1st, 2008 or afterwards. Preliminary assessment of the impact of these new principles and interpretations are described herein below:

- IFRS 8 "Operating Segment" (effective from January the 1st, 2009). The Company is in the process of evaluating the possible impacts on presenting the information by segments.
- IAS 1 – "Presentation of financial statements" Revised (effective from January the 1st, 2009). Many text changes have been made to the Standard, including changes to headings of each financial statement (for example, the "balance sheet" in the future will be referred to as "statement of financial situation"). The majority of changes made are not of content. Management is in the process of analysis to determine the necessary disclosures.
- IAS 23 "Loan Costs" Revised (effective from January the 1st, 2009). Amendments to IAS 23 eliminate the option available in the former version of the Standard to acknowledge costs of loans immediately as a loan. As costs from

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ M.

loans correspond to acquisition, construction or production of a classified asset, review of Standard demands same to be capitalized as part of the cost of such asset. All other costs from loans incurred in shall be registered as expenses. Amendments to IAS 23 are, in general, prospectively applicable to costs of loans related to assets classified to which the capitalization date is equal to or further the effective date of the reviewed Standard. Company management is in process of assessing impacts of amendments to IAS 23 on Company operations.

- CINIIF 12 (for its abbreviation in Spanish) "Contracts of franchise services" (effective form January the 1st, 2008). This principle is not relevant for Company operations as it has no contracts of franchise services.
- CINIIF 13 "Customer Loyalty Program" (effective from July the 1st, 2008). Company management is in process of assessing possible impacts accounting treatment of incentives given to clients to acquire property or services by granting awards (known as "award credits" in the interpretation) as part of a sale transaction.
- CINIIF 14 IAS 19 – Limit on a Specific Benefit. Assets, minimum financing requirements (effective from January the 1st, 2008). CINIIF 14 involves three issues: (i) when a replacement or a reduction of future contributions shall be considered as "available" in the context of IAS 19 "Employee Salary"; (ii) as a minimum financing requirement could impact availability of reductions in future contributions, and (iii) when a minimum financing requirements could give rise to a civil liability. Interpretation concludes that a financial benefit, as a reimbursement or a reduction in future contributions, is "available" if the entity has an unconditional right to realize those benefits at some point during the effective period of the plan or when the plan is liquidated, even if the benefit is not immediately realizable at the date of the balance sheet. The available financial benefit as reimbursements or reductions needs to be evaluated pursuant to the terms of the plan and the legal requirements, to the maximum available amount. This interpretation is not relevant for Company operations as its collective

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

bargaining agreements in effect do not include defined benefit plans for its employees.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the year ended at December 31, 2007, 2006 y 2005 prepared in compliance with the standards to prepare financial statements of entities were approved by the Shareholders´ Meeting on April 18, 2008, April 22, 2007 and April 21, 2006 respectively.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 13),
- Estimated accruals payable (Note 13),
- Probability of contingencies (Notes 12 and 23),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 22),
- Price control on certain products commercialized by the Company (Note 21).

Although these estimates are made based on the best information available at June 30, 2008, December 31, 2007, 2006 and 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking

into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. *Consolidation* - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. *Effects of inflation* – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. *Translation of the financial statements of affiliates and joint businesses abroad* – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.
Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which

each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset, and same is acknowledged in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been

acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses

for acknowledged obsolescence, determined by the Company based on a technical evaluation.

j. ***Financial assets*** – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to a debtor.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of

market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations, commercial papers and unsecured bonds*** – Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X.

- **n. *Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.
- **o. *Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank. During the years 2007, 2006 and 2005, the yearly average interest rate was 13.68%, 12.39% and 13.62%, respectively.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

- **p. *Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders'

equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,

- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 12 and 23).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2007, 2006 and 2005 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

q. ***Judicial Procedures and/or Ongoing Judicial***– At closure of the year 2007, 2006 and 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Balances only compensate among themselves, and consequently, they are shown in the consolidated balance sheet for their net amount – debtor and creditor balances from transactions that, contractually or as per the law, include the possibility to compensate and are intended to be liquidated for its net amount or asset realization and to simultaneously make payments of liabilities.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

Currently, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

w. **Net income per basic and diluted share** – Net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year (see Note 8). Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting. For the years ended at December 31, 2007, 2006 and 2005 the weighted average of common shares issued and in circulation amounts to 2,035,934,496; 2,294,009,424 and 2,294,009,424, respectively.

x. **Financial liability and equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. ***Transactions in foreign currency*** – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the six-month term ended at June 30, 2008 and the years ended at December 31, 2007, 2006 and 2005 the movement of property, plant and equipment comprises (in strong bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,78
Additions	41,330	2,943,164	1,675,524	4,793,301	9,454,319
Withdrawals	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,394	489,070	1,259,343
At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
Additions	185,326	4,208	-	2,675,793	2,865,327
Withdrawals	(1,598,000)	(89,158)	(10,804)	-	(1,697,962)
Transfers	141,418	2,144,397	-	(2,285,815)	-
At December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
At December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	190,297	108,755	51,561	473,574	824,187
Withdrawals	-	-	-	(944,397)	(944,397)
Transfers	246,800	480,642	-	(727,442)	-
At June 30, 2008	90,405,391	382,881,168	9,386,001	881,987	483,564,547
ACCRUED DEPRECIATION:					
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)

Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Additions	(3,176,955)	(16,210,783)	(1,171,695)	-	(20,559,433)
Withdrawals	-	6,362	-	-	6,362
At December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Additions	(2,436,833)	(12,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	131,253
At December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Additions	(1,708,008)	(6,773,924)	(442,836)	-	(8,924,768)
Balance at June 30, 2008	(14,182,408)	(71,155,068)	(4,800,465)	-	(94,652,520)
Total at June 30, 2008	75,127,139	308,601,417	4,301,484	881,987	388,912,027
Total at December 31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005
Total at December 31, 2006	78,139,496	326,975,473	6,127,247	2,272,480	413,514,696
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

The amount of property, plant and equipment temporary off service at December 31, 2007, 2006 and 2005 amounts to Bs.5,224,779, Bs.6,169,000 and Bs.9,005,000 respectively. (See note 17).

At December 31, 2007, 2006 and 2005 the Company holds leasing assets amounting to Bs19,808,000, Bs.21,761,000, Bs.9,928,000 respectively. (See Note 17).

At June 30, 2008 and December 31, 2007, 2006 and 2005 the Company holds assets amounting to Bs. 6,729,515, Bs. 6,974,000, Bs. 8,052,935 and Bs 9,076,000, respectively corresponding to properties, plant and equipment owned by a foreign subsidiary.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At June 30, 2008 and December 31, 2007, 2006 and 2005 participation in associated companies and joint businesses comprises the following (in strong bolivars):

	06/30/2008	2007	2006	2005
Participation in associated companies	-	-	-	-
Participation in joint businesses	2,173,202	4,769,358	3,966,954	1,040,295
	2,173,202	4,769,358	3,966,954	1,040,295

Participation in associated companies

At June 30, 2008 and December 31, 2007, 2006 and 2005, participation in associated companies comprises the following (in strong bolivars):

	%	30/06/2008	2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)	(3,515,343)	(3,515,343)

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At June 30, 2008 and December 31, 2007, 2006 and 2005, participation in joint businesses comprises the following (in strong bolivars):

	%	2008	2007	2006	2005
Simco Recycling Inc.	50	-	-	-	(2,432,726)
Manpa Centroamérica, C.A.	50	2,173,202	4,769,358	3,966,954	3,473,021
		2,173,202	4,769,358	3,966,954	1,040,295

At June 30, 2008, December 31, 2007, 2006 and 2005 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs. (2,596,146) Bs.(802.400), Bs.(503.100) and Bs.(919.600) respectively.

At June 30, 2008 and December 31, 2007, 2006 and 2005, the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business. Consequently, the book value of the participation in this company was reduced to zero (0) and the accounts receivable from related companies at June 30, 2008, December 31, 2007 and 2006 include a provision amounting to Bs.2,073,711 , Bs. 2,073,711 and Bs.1,666,000, respectively (See Note 18).

Combined financial statements most recently condensed are summarized as follows (in strong bolivars):

	2007	2006	2005
Current assets	13,760	16,676	12,414
Total assets	17,749	21,049	17,533
Current liability	14,938	19,251	14,568
Shareholders´ equity	2,445	953	2,096
Total liabilities and shareholders´ equity	17,749	21,049	17,533
Net sales	21,550	25,538	29,986
Profit (loss) from operations	1,065	(1,255)	(1,413)
Profit (loss) Net	1,356	(856)	(2,141)

Companies indicated above are not included in claims, trials or extrajudicial actions that may indicate the existence of contingent liabilities.

4. INVENTORIES

At June 30, 2008 and December 31, 2007, 2006 and 2005 inventories comprised the following (in strong bolivars):

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	06/30/2008	2007	2006	2005
Finished products	14,073,309	15,347,715	14,244,262	20,656,984
In-process products	538,247	341,161	1,197,206	366,120
Raw materials	28,365,650	22,369,698	16,186,040	18,567,845
Spare parts	19,912,434	19,193,754	14,951,089	6,998,642
In-transit inventory	1,818,457	28,480,550	23,268,062	12,584,822
	65,338,107	85,732,878	69,846,659	59,174,413
Less – provision for obsolescence	(4,755,584)	(4,755,584)	(3,381,920)	(1,663,283)
	60,582,523	80,977,294	66,464,739	57,511,130

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

For the six-month term ended at June 20, 2008 and the years ended at December 31, 2007, 2006 and 2005 the movement of the provision for obsolescence is as follows (in strong bolivars).

	06/30/2008	2007	2006	2005
Initial balance	(3,381,920)	(3,381,920)	(1,663,283)	(2,055,479)
Provision	(1,373,664)	(1,373,664)	(1,718,637)	-
Reverse	-	-	-	392,196
Final balance	(4,755,584)	(4,755,584)	(3,381,920)	(1,663,283)

Product from a technical evaluation on obsolescence of inventories made by Company management during the year 2007, certain figures part of inventories at December 31, 2006 have been reclassified for corporate purposes with those from the year ended at December 31, 2007.

5. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2008 and December 31, 2007, 2006 and 2005, the bills and accounts receivable are as follows (in strong bolivars):

	06/30/2008	2007	2006	2005

Commercial	133,535,005	77,412,693	65,056,503	56,958,238
Related companies (Note 18)	10,610,066	12,153,725	10,058,465	12,413,496
Employees	2,599,158	1,653,250	808,691	429,642
Sundry debtors	4,263,862	1,137,736	832,464	872,084
Income tax paid in advance (Note 12)	163,027	1,095,323	928,779	2,400,339
VAT – paid in excess (Note 12)	14,359,555	18,975,571	23,544,428	14,904,864
Tax credit VAT – Net for compensating (Note 12)	-	1,683,824	1,601,280	1,492,571
Guaranteed deposits	7,879,495	6,586,270	2,593,169	7,523,954
	173,410,168	120,698,392	105,423,779	96,995,188
Less – provision for doubtful accounts	(1,476,343)	(507,505)	(1,014,483)	(1,657,917)
	171,933,825	120,190,887	104,409,296	95,337,271

The average credit period given to national clients ranges from 30 to 90 days, and for export clients from 0 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

At June 30, 2008 and December 31, 2007, 2006 and 2005 the movement of the provision for doubtful accounts includes (in thousand bolivars):

	06/30/2008	2007	2006	2005
Initial balance	(507,5059	(1,014,483)	(1,657,917)	(1,949,040)
Provision	(968,838)	(69,406)	(99,000)	(772,485)
Sanctions	-	576,384	364,008	1,063,608
Adjustments	-	-	378,426	-
Final balance	(1,476,343)	(507;505)	(1,014,483)	(1,657,917)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value. The reverse of the provision is grounded on new estimations concerning procured doubtful accounts.

6. INVESTMENTS AVAILABLE FOR SALE

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ

At June 30, 2008 and December 31, 2007, 2006 and 2005 the investments available for sale at short-term comprise the following (in strong bolivars):

	06/30/2008	2007	2006	2005
Investment and shares available for sale	106,102	117,071	219,543	902,184
Bonds available for sale	11,013	10,973	-	7,914,592
	117,115	128,044	219,543	8,816,776

Investments and shares available for sale

At June 30, 2008 and December 31, 2007, 2006 and 2005 investments and shares available for sale include the following (in thousand bolivars):

	06/30/2008	2007	2006	2005
Investment portfolio	83	83	83	759,578
Shares in:				
Central Portuguesa, S.A.	354,516	354,516	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	106,102	116,988	219,460	142,606
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817	47,817
	508,518	519,321	621,876	1,304,517
Less – loss from deterioration	(402,333)	(402,333)	(402,333)	(402,333)
	106,185	117,071	219,543	902,184

At December 31, 2007, 2006 and 2005 the Company holds Bs.672,000, Bs.601,000 and Bs.77.500 of (losses) and of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2007 and 2005 investments available for sale include the following (in strong bolivars):

2007	Acquisition Cost	Non-Realized Result	Reasonable Value
Venezuelan Bond TICC032019 in US dollars, issued by the Bolivarian			

Republic of Venezuela with maturity on 3/21/2017, with interest payable on a six-month basis and with fixed interest coupon at the rate of 5.25%	6,052	(91)	5,961
Argentinean Bond BODEN15N, in US dollars, issued by the Republic of Argentina, with maturity on 10/3/2015 and interests payable on a six-month basis and with fixed interest coupon at the rate of 7%	6,052	(1,040)	5,012
	12,104	(1,131)	10,973
2005			
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2007 and 2005 the Company holds Bs.1.131,000 and Bs.1,076,000 of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity.

At December 31, 2006 operations with bonds available for sale generate losses amounting to Bs.762,000 and are presented in the Company results at that date.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351,000) are guaranteeing loans received from a financial institution

Non-realized result in investments

At June 30, 2008 and December 31, 2007, 2006 and 2005, the non-realized result in investments, are comprised by the following (in strong bolivars):

	06/30/2008	2007	2006	2005
Investment and shares available for sale	(671,544)	(671,544)	(601,095)	77,520
Bonds available for sale	(1,131)	(1,131)	-	(1,076,708)
	(672,675)	(672,675)	(601,095)	(999,188)

7. CASH AND CASH EQUIVALENTS

At June 30, 2008 and December 31, 2007, 2006 and 2005 cash and cash equivalents comprise the following (in strong bolivars):

	06/30/2008	2007	2006	2005
Cash and cash in banks	33,699,673	11,159,753	4,842,404	2,808,221
Bank placements	2,150	2,150	19,047,539	13,303,612
	33,701,823	11,161,903	23,889,943	16,111,833

8. SHAREHOLDERS' EQUITY

Capital stock

At June 30, 2008 and December 31, 2007, 2006 and 2005 the capital stock of the Company amounts to Bs.22,941,000 of capital stock (Bs.22,940,094 at December 31, 2006 and 2005, respectively) comprised by 229,410,000 common shares of Bs.0.01 each (Bs.2,294,009,424 common shares at December 31, 2206 and 2005) fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the

Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of November 14, 2007 the Special Shareholders' Meeting approved an increase in the company capital stock to Bs.905,760 by issuing 90,576 shares, with a par value of Bs.10 each. The capital was subscribed and paid in by one sole shareholder, generating a premium of Bs.13,405,248. Likewise, the change of par value of shares comprising the company capital stock was approved from Bs.10.00 to Bs.100.00 each, and as a consequence thereof a reduction of existing shares to facilitate capital stock conversion into strong bolivars (See Note 20).

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2007, 2006 and 2005 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	20/6/08	2007	2006	2005
Affiliates:				
Vencaribbean Paper Products, Ltd.	(347,673)	(347,673)	(347,673)	(347,673)
Joint businesses:				
Manpa Centroamérica, C.A.	829,702	829,702	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)	(275,721)	(275,721)
	206,308	206,308	206,308	206,308

Cash dividends (stated in historical values at the date of operations)

According to the provisions of the Capital Market law in its Article 112, companies that make a public offer of its shares shall establish in its by-laws the policy of dividends so that investors are informed about the matter. Shareholders' Meetings shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient.

According to the aforementioned law, the Company shall allocate among its shareholders not less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above.

Clause No.16 of the Company by-Laws include the terms established in Article 112 of the Capital Market law when they state the following: "The Shareholders' Meeting shall decide about the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above. When earnings from the corresponding fiscal year are inferior to the

percentage of the capital paid in as determined by the National Securities and Exchange Commission the provisions of Article 116 of the Capital Market Law will apply. The General Shareholders' Meeting of the Company will decide the amount and time to pay dividends, but it may delegate to the Board of Directors setting the payment date of dividends." Thus, Article 116 *ejusdem* sets forth that income from the fiscal year that resulted inferior to the capital paid in shall be destined to a capital increase until complying with the percentage referred to.

As of April 18, 2008 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.15 per share, for a total of Bs.34,411,501.

As of April 27, 2007 the Shareholders' Meeting agreed to decree cash dividends of Bs.0.012 per share, for a total of Bs.27,528,113. Likewise, as of October 26, 2007 the Shareholders' Meeting agreed to decree a special cash dividends of Bs.0.022 per share, for a total of Bs.50,468,207.

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,088. Likewise, on August 11, 2006 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.17.00 per share, for a total of Bs.38,998,160,208.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.105.00 per share, for a total of Bs. 22,940,094,240.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2007, 2006 and 2005 the retained earnings and the accumulated deficit of affiliates included in the retained earnings amount to Bs100 million, Bs.3,727 million, and Bs.8,605 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.39,066

million and Bs.155,663 million, respectively, at December 31, 2007 to Bs.26,556 million and Bs.194,593 million, respectively, at December 31, 2006; and to Bs.35,928 million and Bs.235,774 million, respectively, at December 31, 2005; respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2007, 2006 and 2005 the net income includes Bs.16,717 million, Bs.8,704 million and Bs.7,683 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 50 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (25 MANPA registered shares at Dece,ber 31, 2006 and 2005, respectively). Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2007, 2006 and 2005 outstanding ADRs is 24,693,083, 41,159,966 and 31,959,483 respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

At December 31, 2007, 2006 and 2005 the Company is 73.69%, 73.082% and 70.53% owned, respectively, by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 22).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2007 the record of foreign investment issued by SIEX indicates a foreign participation of Bs.16,906 million at September 28, 2007.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

10. ISSUE OF LONG-TERM UNSECURED BONDS

At December 31, 2007 issue of unsecured bonds based in the currency they are issued and its interest rate is as follows (in thousand bolivars):

	Living Amount of Issue	Annual Interest Rate (%)
Bolivars:		
Fixed interest, placed at par value in the year 2007	34,200,000	14.68
Fixed interest, placed at par value in the year 2008	12,500,000	17.41%
	46,700,000	

For the six-month period ended at June 30, 2008 and for the year ended at December 31, 2007 movement of issue of unsecured bonds comprises (in thousand bolivars):

	6/30/2008	2007
Initial balance	34,200,000	-
Issues	12,500,000	34,200,000
Final balance	46,700,000	34,200,000

Outstanding Unsecured bonds issued comprised four (4) series that have as maturity date February 8, 2012 September 24, 2011 and October 26, 2011.

11. ISSUE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issue of commercial papers

At June 30, 2008 and December 31, 2007 and 2006 the issue of commercial papers in view of the currency in which they are issued and their interest rate is as follows (in strong bolivars):

	30/6/2008	2007	2006	Outstanding amount of issue 2008	Yearly Interest Rate (%) Year 2008
Bolivars:					
Fixed interest	13,000,000	10,925,263	11,396,409	12,583,552	16.50%

For the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 the movement of issue obligations and of commercial papers includes (in thousand bolivars):

	30/6/2008	2007	2006
Initial balance	10,925,263	11,396,409	2,946,531
Issues	15,991,500	24,252,400	29,883,600
Repayments	(13,495,258)	(24,983,600)	(21,000,000)
Net interests	(421,505)	260,054	(433,722)
Final balance	13,000,000	10,925,263	11,396,409

Outstanding commercial papers issued are comprised by three (3) series that have April 29, August 19 and September 26, 2008 as maturity dates.

During the years ended at December 31, 2007, 2006 and 2005 issue of commercial papers generated discounts when placed amounting to Bs.699 million, Bs.1,056 million , Bs.332 million, respectively.

Short-term loans

At June 30, 2008 and December 31, 2007, 2006 and 2005 short-term loans are represented (in thousand bolivars):

	30/6/2008	2007	2006	2005
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	29,493,092	15,255,518	38,169,882	47,019,985

At December 31, 2007 the Company holds lines of credit with different financial institutions for Bs.246,750,000 and has available amounting to Bs.180,125,000, net of credit portfolio in force (see Note 23) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged from 17% and 25% for the six-month period ended at June 30, 2008, from 14% to 17% for the year 2007, 9.50% and 15% for the year 2006 and 10.50% and 15% for the year 2005.

12. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At June 30, 2008 the last four year were subject to revision by the tax authorities in regard to the main taxes applicable to Companies.

At December 31, 2007 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2007 the Company has filed tax deficiency claims amounting to a total of circa Bs.5,931,000, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 are the following (in strong bolivars):

	06/30/2008	2007	2006	2005
Accounts receivable:				
Income tax paid in excess (Note 5)	163,027	1,095,323	928,779	2,400,339
VAT – paid in excess (Note 5)	14,359,555	18,975,571	23,544,428	14,904,864
Tax credit VAT – net to compensate (Note 5)	-	1,683,824	1,601,280	1,492,571

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

	14,522,582	21,754,718	26,074,487	18,797,774
Accounts payable:				
Income tax payable	16,363,879	8,728,831	2,409,289	293,748
Withheld third-party VAT payable (note 13)	920,112	1,035,823	1,018,384	918,252
Income to financial transactions (Note 13)	-	9,795	-	-
	17,283,991	9,774,449	3,427,673	1,212,000

During November 2005, the Company run the corresponding errands at the Tax Administration Service (SENIAT for its abbreviation in Spanish) to request approval of reimbursement of Bs.10,808,000 corresponding to withholdings of VAT supported and not deducted in tax returns, having the approval of Bs.429,000 of the affiliate Transporte Alpes, C.A. and further transfer to the tax credit account of Manufacturas de Papel, C.A. (MANPA), which will be compensated against the corresponding Income Tax of the period ended t December 31, 2006.

In March 2007, the Company had approval recovering of withholdings shown in its account balance which were not discounted from tax quotas of the Value Added Tax amounting to Bs.3,600,000 and Bs.6,212.900, approximately, by Resolutions No.0780066125 and No.0780066127, respectively, both dated March 30, 2007 issued by the Tax Administration Service (SENIAT). In the aforementioned resolutions it is agreed transfer of the aforementioned amounts, from its Accumulated VAT withholding account to be discounted from its Tax Credit Account in order to compensate against Tax Return of Body Corporate corresponding to the fiscal year ended at December 31, 2006 and the estimated tax return of body corporate corresponding to the fiscal year ended at December 31, 2007 respectively.

In March 2007, the Company obtained approval to recover withholdings shown in its Account Balance not discounted from tax quotas from the Value Added Tax for the amount of Bs450,000, by Resolution No.0780066123 of March 30, 2007 issued by the Tax Administration Service (SENIAT). The aforementioned resolution agreed transferring the aforementioned amount from its Accumulated VAT Withholding Account

pending Discount to the Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, for the purposes of its compensation against the Income Tax of Body Corporate, corresponding to the related company fiscal year ended at December 31, 2006. Transfer of these tax credits was agreed between parties for Bs.423,000, producing a loss of Bs.27,000 thousand registered in the results from the fiscal year.

In July 2007, the Company requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.14,907,000 as Value Added Tax withholdings became higher than the tax quota of periods from July 2006 to January 2007, which could not be discounted in the further three periods. The aforementioned tax credit will be used to compensate, according to Article 49 of the Organic Tax Code for obligations due to Final Income Tax Return generated n the fiscal year ended a December 31, 2007.

In July 2007, the affiliate Transporte Alpes, C.A. requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.463.900 as Value Added Tax withholdings became higher than the tax quota of periods from August 2006 to January 2007, which could not be discounted in the further three periods. The affiliate is carrying out the necessary management to obtain approval to transfer the aforementioned tax credit of Manufacturas de Papel, C.A. (MANPA) that is compensated against the Income Tax corresponding to the period ended at December 31, 2007.

Income tax

Income tax for the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 is summarized as follows (in strong bolivars):

	06/30/2008	2007	2006	2005
Tax on taxable income net	15,771,932	16,003,174	8,265,695	8,821,272
Less:				
Rebate for investments in property, plant and equipment	-	(277,350)	(342,329)	(1,341,708)

and other credits				
	15,771,932	15,725,824	7,923,366	7,478,564
Income tax from previous year	-	1,190,992	832,151	829,338
Total current income tax	15,771,932	16,916,816	8,755,517	8,307,902
Deferred income tax	(4,368,357)	(11,535,326)	(8,279,463)	(12,684,919)
	11,403,575	5,381,490	476,054	(4,377,017)

For the years ended at December 31, 2007, 2006 and 2005 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2007		2006		2005	
	Bs.	%	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	16,394,571	34.00	10,420,865	34.00	10,682,124	34.00
Effect on accounting profit for applying the International Financial Reporting Standards	2,722,665	5.64	3,495,387	11.40	6,2656,682	19.90
Reserve for valuation of lending deferred tax			3,098,829	10.11	-	-
Tax adjustment for inflation	(22,893,681)	(47.48)	(18,604,860)	(60.70)	(22,776,675)	(72.52)
Other non-deductible expenses	3,176,596	6.59	3,595,161	11.73	4,722,593	15.19
Other non-taxable income	(2,205,291)	(4.57)	(1,186,999)	(3.87)	(1,969,033)	(6.27)
Effects of rebate for investment in property, plant and equipment	(277,350)	(0.58)	(342,329)	(1.12)	(1,342,708)	(4.27)
Tax expenses and tax rate applicable to income as per the books	5,381,490	11.15	476,054	1.55	(4,377,017)	(13.97)

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net

as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to determine the net taxable income of the year ended at December 31, 2006 and 2005. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2007 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2007 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2007 the Company and its affiliate Transporte Alpes, S.A. holds operating tax losses carryforward amounting to Bs.1,348,000 (which expires in 2010) and tax losses for inflation carryforward amounting to Bs.189,000 (which expires in 2008). At December 31, 2006 the Company and its affiliates do not hold operating tax losses carryforward. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. holds tax losses for inflation carryforward amounting to Bs.1,210.500.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2007, 2006 and 2005 the foreign affiliate Vencaribbean Paper Products, Ltd. holds tax losses carryforwards amounting to Bs.7,132,000, Bs.8,736,000, and Bs. 9,476,000, respectively, which do not have maturity date.

The composition of the effect of entries considered determining the differed income tax at June 30, 2008 and December 31, 2007, 2006 and 2005 is shown below (in thousand bolivars):

	06/30/2008	2007	2006	2005
Liabilities for differed income tax				
Differences based on property, plant and equipment	52,483,743	57,201,878	67,819,342	74,491,457
Income from leasing based on cash	101,815	101,815	702,833	1,189,084
	52,585,558	57,303,693	68,522,175	75,680,541
Assets for differed income tax				
Base differences on inventories	31,746,232	25,652,632	19,164,597	16,377,772
Provisions and allowances	2,051,692	1,899,109	882,222	310,820
Base differences on investments	5,060,263	5,041,420	4,107,506	2,525,891
Tax losses carryforwards	1,017,317	1,538,522	1,192,104	1,836,373
Tax credits carryforwards	-	-	4,430	80,077
	39,875,504	34,131,683	25,350,859	21,130,933
	17,656,409	11,562,809	3,098,829	-
	22,219,095	22,568,874	22,252,030	21,130,933
Net of differed tax	30,366,463	34,734,819	46,270,145	54,549,608

13. ACCOUNTS PAYABLE

At June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 accounts payable are comprised as follows (in strong bolivars):

	06/30/2008	2007	2006	2005
Commercial	53,624,856	85,981,426	88,106,488	53,780,859
Related parts (Note 18)	3,193,486	2,764,874	7,470,640	8,585,122
Others	1,629,899	4,624,941	3,730,177	2,229,675
Withheld VAT from third-parties payable (Note 12)	920,112	1,035,823	1,018,384	918,252
Accumulated expenses payable	31,959,205	10,683,333	6,106,817	7,284,469
Tax to financial transactions (Note 12)	-	9,795	-	-
	91,327,558	105,100,192	106,432,506	72,798,377

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 120 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2007, 2006 and 2005 the Company has registered in results for the use of such licenses Bs.2,359,000, Bs.2,477,000 and Bs.1,505,000, respectively. Such agreements set forth, among others, the following conditions:

- Payment of royalty percentage on net sales of licensed products.
- Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.
- In case of delays in payment, interest should be paid at the highest rates allowed by the law.
- The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2007 90% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., The Walt Disney Company, and The Joester Loria Group.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

14. INCOME

For the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 income payable are comprised as follows (in thousand bolivars):

	06/30/2008	2007	2006	2005
Sales of goods	380.633.493	534,894,679	430,244,838	373,406,646
Income from leasing	2.658.368	3,905,840	2,303,109	845,910
Income from services	2.109.646	1,936,491	1,105,983	807,724
	385.401.507	540,737,010	433,653,930	375,060,280

15. RESULTS FROM THE FISCAL YEAR

For the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 results from the fiscal year of the Company include the following debit balances (in strong bolivars):

	06/30/2008	2007	2006	2005
Depreciation and amortization	8,924,768	18,212,896	20,559,433	22,299,074
Cost of inventory acknowledged in results	151,554,632	277,426,947	256,034,115	169,488,295
Employee benefits	65,038,246	90,749,702	63,754,311	42,954,679

16. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2007, taking into account, on one part, the

nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2007, 2006 and 2005, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 (in thousand bolivars):

6/30/2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	167,438,694	205,940,157	4,192,128	-	377,570,979
Export sales	999,500	6,831,028	-	-	7,830,528
Sales among segments -local	-	-	6,977,973	(6,977,973)	-
Sales among segments-expt.	547,351	-	(585,898)	-	-
Total income	168,476,741	213,318,536	11,170,101	(7,563,871)	385,401,507
Costs and expenses	139,246,268	150,158,817	9,525,577	(7,413,512)	291,517,150
Operating results	29,230,473	63,159,719	1,644,524	(150,359)	93,884,357
Participation in results from joint-business companies	-	-	-	-	(2,596,156)
Financial income	-	-	-	-	221,197
Financial expenses and others	-	-	-	-	(28,155,129)
Results before taxes	-	-	-	-	63,354,239
Results after taxes	-	-	-	-	51,950,664
Depreciation	4,179,514	4,011,566	733,688	-	8,924,768
Capital investments	602,650	115,296	106,239	-	824,185
Balance sheet					
Assets					
Assets per segment	300,360,110	261,089,088	45,357,862	(19,218,037)	587,589,023
Assets per					

corporate segments	-	-	-	-	45,312,927
Participation in associated companies	2,173,202	-	-	-	2,173,202
Undistributed corporate assets	-	-	-	-	24,402,959
Total consolidated assets	302,533,312	261,089,088	45,357,862	(19,218,037)	664,478,111
Liabilities					
Liabilities by segments	35,682,688	40,750,412	6,605,764	(18,248,037)	67,790,827
Liabilities by corporate segments	-	-	-	-	129,961,284
Undistributed corporate liabilities	-	-	-	-	99,930,940
Total consolidated liabilities	35,682,688	40,750,412	6,605,764	(18,248,037)	294,683,051

2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Sales among segments – local	-	-	12,676,594	(12,676,594)	-
Sales among segments – export	217,492	1,212,168	-	(1,429,660)	-
Total income	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410
Operating results	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Participation in results from joint-business companies	-	-	-	-	802,404
Financial income	-	-	-	-	850,632
Financial expenses and others	-	-	-	-	(9,877,969)
Results before taxes	-	-	-	-	48,274,667

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

Results after taxes	-	-	-	-	42,893,177
..Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital investments	1,683,475	566,980	470,025	-	2,720,480
Balance sheet					
Assets					
Assets per segment	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Assets per corporate segments	-	-	-	-	34,278,422
Participation in associated companies	4,769,358	-	-	-	4,769,458
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	-	-	-	-	617,801,933
Liabilities					
Liabilities by segments	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Liabilities by corporate segments	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	-	-	-	-	266,301,506

2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265
Sales among segments – local	-	-	10,796,623	(10,796,623)	-
Sales among segments – export	8,691,194	3,437,429	-	(12,128,623)	-
Total income	229,170,841	213,463,793	13,944,542	(22,925,246)	433,653,930
Costs and expenses	216,445,800	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating results	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Participation in results from joint-business					

companies	-	-	-		503,194
Financial income	-	-	-	-	1,134,458
Financial expenses and others	-	-	-	-	(7,861,316)
Results before taxes	-	-	-	-	30,699,014
Results after taxes	-	-	-	-	30,222,960
..Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433
Capital investments	908,412	1,965,915	-	-	2,865,327
Balance sheet					
Assets					
Assets per segment	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Assets per corporate segments	-	-	-	-	33,090,250
Participation in associated companies	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Liabilities by segments	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Liabilities by corporate segments	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-	-	53,277,071
Total consolidated liabilities					228,441,793

2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645

Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,623,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities					193,783,645

17. OPERATING LEASING

The Company as lessor

At June 30, 200 and at December 31, 2007, 2006 and 2005 income from leasing property amounted to Bs.1,209,635, Bs.3,905,840, Bs.2,303,109 and Bs.846,000, respectively

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to five (5) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2007 will be automatically renewed.

At December 31, 2007, 2006 and 2005 the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2007	2006	2005
Less than a year	4,528,921	3,382,952	2,139,036
Up to two years	2,942,446	3,723,952	2,167,037
More than two years	3,780,000	-	-
	11,251,367	7,106,904	4,306,074

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

18. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

During the years 2007, 2006 and 2005 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in thousand bolivars):

	2007	2006	2005
Purchases of electricity	18,214,984	17,434,815	17,426,164
Inventory sales	7,941,202	8,664,749	9,332,460
Inventory purchases	7,917,188	12,286,294	9,172,106
Administrative services	38,700	41,925	25,340

The following balances receivable and payable (in strong bolivars) were product of these transactions and of other of lesser importance, at June 30, 2008 and at December 31, 2007, 2006 and 2005:

	06/30/2008	2007	2006	2005
Accounts receivable:				
MANPA Centroamérica, C.A. (joint business)	958,577	6,086,103	6,405,353	7,011,952
Simco Recycling, Inc. (joint business)	6,136,887	4,838,785	4,858,012	4,816,468
Turbogeneradores Maracay, C.A.*	5,047,604	2,171,764	30,899	6,921
Agroindustrial Mandioca, C.A. (associated company)	-	834,450	144,983	342,150
Corporación Industrial de Energía, C.A. S.A.C.A.	539,870	296,354	251,642	203,848
Turboven Maracay Company Inc. Sucursal*	-	-	33,576	31,117
Agropecuaria Mandioca, C.A. (associated company)	1,039	-	-	1,040
	12,683,977	14,227,636	11,724,465	12,413,496
Less – provisions for doubtful accounts	2,073,911	2,073,911	1,666,000	-
	10,610,066	12,153,725	10,058,465	12,413,496
Accounts payable:				
Simco Recycling, Inc. (joint business)	3,913,486	2,764,874	3,192,306	4,290,388

Turbogeneradores Maracay, C.A.*	-	-	4,155,424	3,411,542
Turboven Maracay Company Inc.*	-	-	101,746	100,160
Turboven Cagua Company Inc.*	-	-	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	-	1,382	-
MANPA Centroamérica, C.A. (joint business)	-	-	-	763,250
	3,193,486	2,764,874	7,470,640	8,585,122

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

During the year 2006, the Company decided to create a provision amounting to Bs.1,666,000, corresponding to accounts receivable of Simco Recycling, Inc. (See Note 3). At March 31, 2008 and at December 31, 2007 the amount of such provision is Bs.2,073,911.

At December 31, 2007, 2006 and 2005 the Company has not given warrantees to financial entities on account of related companies.

18. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2007 to the Board of Directors for this concept amounted to Bs.305.300, Bs.360.800 in the year 2006 and Bs.469.700 in the year 2005.

In addition, the Clause No.9 of the Company By-Laws sets forth those members of the Board of Directors will receive for its assistance to the Board of Directors a daily stipend for carrying out a commission amounting to 200 tax units. The value of tax units in effect for the years ended at December 31, 2007, 2006 and 2005 amounted to Bs.37,63 and to Bs.33,60 in 2007, Bs.33,60 and Bs.29,40 in 2006, Bs.29,40 and Bs.24,70 in 2005, respectively. The income paid for the concept at December 31, 2007 amounted to Bs.1,354.700, Bs.1,128.900 in the year 2006 and Bs.1,058.400 in the year 2005.

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2007 for the 46 persons of the Company with executive responsibilities (administrators) amounted to some Bs.9,186.300 (Bs.7,620.200 in the year 2006 for 48 persons and some Bs.5,349.700 in the year 2005 for 41 person).

Compromises for insurances and other concepts

After-employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which cost is responsibility of the Company. The amount charged to results for this concept in the year 2007 amounted to Bs.72.520 million, approximately (Bs.51.800 in the year 2006 and to Bs.42.300 in the year 2005).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2007	2006	2005
Short-term remuneration to administrators	7,727,269	6,434,048	4,814,730
After-employment severance benefits	1,459,045	1,186,216	534,970
Remuneration to the Board of Directors	1,660,000	1,489,843	1,528,183

20. LAWS IN EFFECT

Enabling Law

As of February 1, 2007 the National Assembly approved a Law authorizing the President of the Republic to order decrees with rank, value and force of law in a group of appointed matters, for a period of eighteen (18) months from publication of the aforementioned Law in Official Gazette of the Bolivarian Republic of Venezuela. According to the text of the aforementioned Law, matters subject to this authorization include, among others, diversity of topics in areas of Transformation of Sate Institutions, Popular, Economic and Social, Financial, Tax and Energetic Participation.

Monetary Restructuring Law

As of March 6, 2007 the Presidency of the Republic approved a decree with rank, value and force of law for monetary restructuring that includes from January the 1st, 2008 a restatement of the monetary system unit in the equivalent current one thousand.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

According to the aforementioned text of the decree-law, from that date prices, salaries and other social benefits as well as taxes and other amounts of national currency included in financial statements and other accounting documents, or in credit titles and, in general, any operation or reference stated in national currency shall be restated pursuant to the restated Bolivar ("Strong Bolivars" or BsF"). Likewise, it establishes the statement in the new monetary unit of those financial statements of fiscal years ended before January the 1st, 2008 which approval is made after that date.

Tax on Financial Transactions

In the framework of the Enabling Law granted to the President of the Republic, the Extraordinary Official Gazette of the Bolivarian Republic of Venezuela No.5852 as of October 5, 2007 was published Decree No.5620 with Rank, Value and Force of Law on Tax on Financial Transactions of Body Corporate and Financial Entities without Legal Status.

The Decree sets forth an aliquot of 1.5% on the amount of each debit in account or operation for the following transactions held by body corporate, financial entities who no legal status (such as communities, irregular partnerships or de facto and consortium), and those classified as special subjects and legally related to them, for payment (compensation, novation and debt writing off) made without financial institutions mediating:

a. Debts in bank accounts, correspondent accounts, deposits in custody or in any other type of deposits on demand, liquid asset funds, fiduciaries and in other financial market funds or in any other financial instrument, made in banks and other financial institutions.
b. Transfer of checks, securities, deposits in custody paid in cash and any other negotiable instrument from the second endorsement.
c. Acquiring cashier's checks.
d. Lending operations made by banks and other financial institutions.
e. Transferring values in custody among different holders, even though there is no disbursement through an account.

f. Paying debts without mediation of the financial system, for payment or other means for extinguishing debt.

g. Debts in accounts part of the privately organized payment system, not operated by the Venezuelan Central Bank and different from the National Payment System.

h. Debts in accounts for transbordering payments.

There are exempted from the aforementioned tax, among others: 1) public entities with or without business purposes; 2) debts generating purchases, selling and transfer of custody in securities issued or supported by the Republic or the Venezuelan Central Bank as well as debts or withdrawals related to capital liquidation or interests of such; 3) fund transferring operations carried out by the holder among his/her accounts, in banks or financial institutions established and domiciled in the country (it does not apply to accounts with more than one holder); and 4) debts or withdrawals made to the accounts of the Bank Clearing House.

Tax provided for in this Decree will not be income tax deductible.

This Decree shall be effective from November the 1st, 2007 to December 31, 2008.

21. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by the pulp market price that is determined by offer and demand on the industry.

Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2007, 2006 and 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At June 30, 2008 and at December 31, 2007, 2006 and 2005 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services, among which there are certain products manufactured by the Company.

Concentration of operations

Export sales at December 31, 2007, 2006 and 2005 approximately represent 4.1%, 8.5% and 20% of the consolidated net sales, respectively.

22. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

From 2003, the National Executive and the Venezuelan Central Bank have entered into several Foreign Exchange Agreements which set forth the regime to administer foreign currency and the foreign exchange rate that will rule the operations established in such agreements. From that date on, the Commission to Administer Foreign Exchange (CADIVI for its abbreviation in Spanish) is in charge of coordinating, managing, controlling and establishing the requirements, procedures and restrictions needs to execute such agreements. At date, CADIVI has issued several rules related to

registration, guidelines, requirements and conditions related to the regime to administer foreign exchange.

The Company has been running the formalities necessary to have foreign currency aimed at paying its obligations in foreign currency form importing goods and services and dividends. Obtaining the foreign currency necessary to make operations in foreign currency carried out by the Company during the regular course of its business will depend on: (1) approval of records and requests filed with the relevant institutions; (2) availability of foreign currency that will be established by applying the aforementioned Standards; and (3) actions by the Company to have access to the necessary foreign currency not requested before the corresponding institutions, or those which requests have been rejected by such institutions.

Below monetary assets and liabilities in foreign currency at December 31, 2007, 2006, and 2005 are outlined, registered in bolivars at the official exchange rate of Bs.2,15/US$1.00 (in thousand US dollars):

	6/30/2008	2007	2006	2005
Assets:				
Cash and temporary investments	11,998	4,538	9,342	5,701
Investments available for sale	-	-	-	4,035
Commercial accounts receivable	1,977	1,826	1,629	1,325
Accounts receivable to related companies	2,757	4,208	4,555	5,600
Guaranteed deposits	3,665	3,063	1,206	3,500
Advances to suppliers and sundry debtors	3,878	567	109	1,388
	24,275	14,202	16,841	21,549
Liabilities:				
Commercial accounts payable	17,027	31,362	30,450	19,051
Accounts payable to related companies	1,485	1,671	1,485	2,350
Accumulated expenses payable and others	14	435	450	1,043
	18,526	33,468	32,385	22,444

23. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26,000.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350,000 with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange. During the year 2006, the bond and mortgage guarantee were fully released.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2007 bonds pending release in favor of the Treasury amounted to Bs.39,000.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2007 the open letters of credits for these concepts amount to US$26.21 million (Bs.56,361,000).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,920 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are

enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2007, 2006 and 2005 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

13.2. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2007, 2006 and 2005.

[Letterhead of Deloitte]

REPORT BY INDEPENDENT PUBLIC ACCOUNTANTS.

To the Board of Directors of

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Affiliates** at December 31, 2007, 2006, and 2005, and of the consolidated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, and a summary of the significant accounting policies as ell as explanatory notes.

Responsibility of Company management about the financial statements.

The Company management is responsible for reasonably preparing and presenting these financial statements pursuant to the International Reporting Standards. This

responsibility includes designing, implementing and maintaining a relevant internal control for reasonably preparing and presenting these financial statements free from material mistakes due to fraud or error; selecting and applying accounting proper policies, and accounting estimates that are reasonable according to the circumstances.

Responsibilities of the Public Accountant

Our responsibility is to give an opinion about those financial statements based on our audits. We carried out our audits pursuant to International Audit Standards. These standards require us to comply with ethical requirements and to plan and carry out the audit to obtain a reasonable assurance that the financial statements have no material mistakes.

An audit consists of developing procedures to obtain audit evidence of amounts and revelation in the financial statements. The procedures selected depend on the opinion of the public accountant, including the evaluation of the significant errors in the financial statements, either fraud or error. Concerning risk assessments, the public accountant considers the internal control of the Company relevant to reasonably prepare and present the financial statements in order to design proper audit procedures according to the circumstances but not with the intention to express an opinion about the effectiveness of the Company internal control. An audit also includes an assessment of the appropriateness of the accounting policies used and of the reasonability of the accounting estimations made by the management as ell as the evaluation of the entire presentation of the financial statements.

We believe that the audit evidence that we have obtained is enough and appropriate to provide a reasonable base for our opinion.

Opinion

In our opinion, the aforementioned consolidated financial statements reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Affiliates at December 31, 2007, 2006, and 2005 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for by the International Accounting Standards.

Without stating an exception in our opinion, we make reference to that indicated in Note 1 to the consolidated financial statements. As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its meeting No.940 decided early adoption of the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission (CNV).

LARA MARAMBIO & ASOCIADOS

Isaac Carreño A. (signed) Illegible.

CPC No.26120 CNV No.C-891

Caracas – Bolivarian Republic of Venezuela, February 20, 2008. ---------------------

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEET

FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in strong bolivars)

	Notes	2007	2006	2005
ASSETS				
NON-CURRENT ASSETS:				
Properties, plant and equipment – net	2	397,957,005	413,514,696	432,900,402
Participations in associates and joint business	3	4,769,358	3,966,954	1,040,295
Total non-current assets		402,726,363	417,481,650	433,940,697
CURRENT ASSETS:				
Expenses paid in advance		816,416	976,279	1,111,934
Inventories	4	80,977,294	66,464,739	57,511,130

Advances to suppliers		1,801,026	1,661,182	3,520,063
Bills and accounts receivable – net	5	120,190,887	104,409,296	95,337,271
Investments available for sale	6	128,044	219,453	8,816,776
Cash and cash equivalent	7	11,161,903	23,889,943	16,111,833
Total current assets		215,075,570	197,620,982	182,409,007
TOTAL		617,801,933	615,102,632	616,349,704
SHAREHOLDERS´ EQUITY AND LIABILITIES				
SHAREHOLDERS´ EQUITY:	8 and 9			
Capital stock		69,633,596	69,632,690	69,632,690
Premium for issuing shares		13,405	-	-
Accrued result from translation of foreign subsidiary and joint business abroad		206,308	206,308	206,308
Retained earnings:				
Legal reserve		6,963,360	6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payments of dividends of Company shares or of its subsidiaries		119,593,551	119,593,551	119,593,551
Undistributed		155,762,882	190,866,116	227,169,429
Non- realized result on investments	6	(672,675)	(601,095)	(999,188)

Total shareholders´ equity		351,500,427	386,660,839	422,566,059
NON-CURRENT LIABILITY				
Provision for severance benefits, long-term advances net		7,256,889	4,826,028	3,572,106
Unsecured bonds	10	34,200,000	-	-
Deferred income tax	12	34,734,819	46,270,145	54,549,608
Total non-current liabilities		76,191,708	51,096,173	58,121,714
CURRENT LIABILITY:				
Provision for seniority payment, short-term advances net		7,874,205	5,236,560	3,869,781
Commercial papers	11	10,925,263	11,396,409	2,946,531
Short term loans	11	15,255,518	36,169,882	47,019,985
Dividends payable	8	42,225,789	13,700,974	8,733,509
Tax income payable	12	8,728,831	2,409,289	293,748
Accounts payable	13	105,100,192	106,432,506	72,798,377
Total current liability		190,109,798	177,345,620	135,661,931
Total liability		266,301,506	228,441,793	193,783,645
TOTAL		617,801,933	615,102,632	616,349,704

See Notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in strong bolivars, except the net income per share which is stated in bolivars)

Notes	2007	2006	2005

Income for sales	14	540,373,010	433,653,930	375,060,280
Sales cost	15	418,405,033	339,785,638	284,444,405
Gross income		122,331,977	93,868,292	90,615,875
Cost and expenses:				
Sales expenses	15	40,858,899	35,121,317	30,939,453
Overheads and administrative expenses	15 and 19	24,982,689	21,908,182	18,985,181
Income from selling assets	1 and 2	(9,211)	(83,885)	-
		65,832,377	56,945,614	49,924,634
Income from operations		56,499,600	36,922,678	40,691,241
Participation in results from joint business	3	802,404	503,194	(919,321)
Financial costs		(7,338,490)	(6,480,701)	(4,664,484)
Financial incomes		850,632	1,134,458	678,654
Exchange differences – net		(27,226)	(61,402)	3,565,400
(Loss) earnings from swap operations with securities		902,083	-	(3,671,665)
Loss from selling investments available for sale	6	-	(762,975)	-
Other income (expenditure):				
ADR commissions		(257,782)	(514,814)	(505,370)
Bank debit tax		-	(392,141)	(3,089,757)
Financial transactions tax		(2,554,009)	-	-
Others – net		(602,545)	350,717	(623,152)
		(8,224,933)	(6,223,664)	(9,229,995)
Income before taxes		48,274,667	30,669,014	31,461,246
Income tax	12	(5,381,490)	(476,054)	4,377,017
Net income		42,893,177	30,222,960	35,838,263
Net income per share:				
Basic	1	21.07	13.17	15.62

	Notes			
Diluted	1	21.07	13.17	15.62

See Notes to the consolidated financial statements --

(Next, there is a Consolidated Statement of Movement in Equity Accounts for the years ended at December 31, 2007, 2006 and 2005 that is attached hereto.)

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in strong bolivars)

	Notes	2007	2006	2005
OPERATING ACTIVITIES:				
Net income		42,893,177	30,222,960	35,838,263
Adjustments to reconcile net income with the cash provided for by operating activities:				
Exchange differences - net	22	27,226	61,402	(3,565,400)
Participation in results from joint business	3	(802,404)	(503,194)	919,621
Result from reduction in shareholders' equity participation in joint business	3	407,911	(766,726)	-
Tax provision	12	5,381,490	476,054	(4,377,017)
Realized result in investments available for sale		-	762,975	-
Result from reduction in investments available for sale		(21,346)	-	-
Result from translation of subsidiary and joint business		-	-	(803,587)
Provision for future losses in foreign subsidiaries		-	-	-
Result from disposal of properties, plant and equipment	2	65,275	-	-
Result from sale of properties, plant and equipment	1 and 2	(9,211)	(83,885)	-
Financial costs		7,338,490	6,480,701	4,664,484
Financial income		(850,632)	(1,134,458)	(678,654)
Depreciation	2	18,212,896	20,559,433	22,299,074
Movements of working capital:				
Reduction (increase) in:				
Bills and accounts receivable		(16,189,502)	(10,738,025)	(12,204,966)
Advances to suppliers		(139,844)	1,858,881	1,873,901
Inventories		(14,512,555)	(8,953,609)	(24,740,047)
Expenses paid in advance		159,863	135,655	(413,589)
Increase (reduction) in:				

Accounts payable		(1,359,540)	33,572,727	26,397,944
Provision for seniority payment, net payment		5,068,506	2,620,701	2,259,764
Cash provided for operating activities		45,669,800	74,571,592	47,469,791
Paid interests		(6,720,039)	(6,461,425)	(3,246,770)
Collected taxes		850,632	1,134,458	678,654
Paid taxes		(10,597,274)	(6,639,976)	(22,756,937)
Net cash provided for operating activities		29,203,119	62,604,649	22,144,738
INVESTMENT ACTIVITIES:				
Reduction (increase) in investments available for sale		41,265	8,241,612	(9,073,129)
Sale of property, plant and equipment	2	9,211	1,775,485	-
Acquisition of property, plant and equipment	2	(2,720,840)	(2,865,327)	(9,454,319)
Net cash provided for (used in) investment activities		(2,670,004)	7,151,770	(18,527,448)
FINANCING ACTIVITIES:				
(Reduction) Increase in short-term loans, net	11	(23,532,815)	(8,869,379)	32,143,003
Amount of commercial papers issuing	11	16,152,400	29,883,600	8,808,700
Amortization of commercial papers	11	(16,623,546)	(21,433,722)	(8,752,379)
Amount of long term unsecured bonds issue	10	34,200,000	-	-
Reduction in documents payable		-	-	(2,486,040)
Capital increase	8	14,311	-	-
Cash dividends	8	(49,471,505)	(61,558,808)	(41,292,407)
Net cash used in financial activities		(39,261,155)	(61,978,309)	(11,579,123)
NET (REDUCTION) INCREASE IN CASH AND CASH EQUIVALENTS		(12,728,040)	7,778,110	(7,961,833)
DEVALUATION EFFECT ON CASH AND CASH EQUIVALENTS	7	-	-	1,574,261
CASH AND CASH EQUIVALENT AT THE BEGINNING	7	23,889,943	16,111,833	22,499,405
CASH AND CASH EQUIVALENT AT THE END OF THE YEAR		11,161,903	23,889,943	16,111,833

See notes to the consolidated financial statements --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005

(Stated in thousand bolivars)

a. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Accounting Standards (IAS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in its session No.940 decided to early adopt the International Accounting Standards (IAS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Accounting Standards (IAS) that include the International Standards for Financial Information (ISFI), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

These standards suppose, about those in effect at the time of preparing the Company consolidated financial statements for the year 2005, among other things the following:

- Significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the yearly consolidated financial statements, and
- A significant increase in the information facilitated in the memory of the yearly consolidated financial statements

January 1, 2004 was considered transition date for the purposes of preparing the first set of financial statements at December 31, 2005 under the IAS.

Certain new principles, revisions and interpretations of existing principles have been published and have compulsory application for the Company accounting periods that

start on January 1, 2008 or after such date. Preliminary evaluation of the impact of these new principles and interpretations are described below:

- IFRS 8 "Operating Segment" (effective from January the 1st, 2009). The Company is in the process of evaluating the possible impacts on presenting the information by segments.
- IAS 1 – "Presentation of financial statements" Revised (effective from January the 1st, 2009). Many text changes have been made to the Standard, including changes to headings of each financial statement (for example, the "balance sheet" in the future will be referred to as "statement of financial situation"). The majority of changes made are not of content. Management is in the process of analysis to determine the necessary disclosures.
- IAS 23 "Loan Costs" Revised (effective from January the 1st, 2009). Amendments to IAS 23 eliminate the option available in the former version of the Standard to acknowledge costs of loans immediately as a loan. As costs from loans correspond to acquisition, construction or production of a classified asset, review of Standard demands same to be capitalized as part of the cost of such asset. All other costs from loans incurred in shall be registered as expenses. Amendments to IAS 23 are, in general, prospectively applicable to costs of loans related to assets classified to which the capitalization date is equal to or further the effective date of the reviewed Standard. Company management is in process of assessing impacts of amendments to IAS 23 on Company operations.
- CINIIF 12 (for its abbreviation in Spanish) "Contracts of franchise services" (effective form January the 1st, 2008). This principle is not relevant for Company operations as it has no contracts of franchise services.
- CINIIF 13 "Customer Loyalty Program" (effective from July the 1st, 2008). Company management is in process of assessing possible impacts accounting treatment of incentives given to clients to acquire property or services by granting awards (known as "award credits" in the interpretation) as part of a sale transaction.

- CINIIF 14 IAS 19 – Limit on a Specific Benefit. Assets, minimum financing requirements (effective from January the 1st, 2008). CINIIF 14 involves three issues: (i) when a replacement or a reduction of future contributions shall be considered as "available" in the context of IAS 19 "Employee Salary"; (ii) as a minimum financing requirement could impact availability of reductions in future contributions, and (iii) when a minimum financing requirements could give rise to a civil liability. Interpretation concludes that a financial benefit, as a reimbursement or a reduction in future contributions, is "available" if the entity has an unconditional right to realize those benefits at some point during the effective period of the plan or when the plan is liquidated, even if the benefit is not immediately realizable at the date of the balance sheet. The available financial benefit as reimbursements or reductions needs to be evaluated pursuant to the terms of the plan and the legal requirements, to the maximum available amount. This interpretation is not relevant for Company operations as its collective bargaining agreements in effect do not include defined benefit plans for its employees.

Approval of consolidated financial statements – Consolidated financial statements corresponding to the years ended at December 31, 2006 and 2005 prepared in compliance with the standards to prepare financial statements of entities were approved by the Shareholders´ Meeting on April 22, 2007 and April 21, 2006, respectively. Consolidated financial statements corresponding to the year ended at December 31, 2007 are pending approval. Nevertheless, the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. understands that same are approved without significant changes.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements are the responsibility of the Board of Directors and of Company Management. To prepare them, certain

estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein. Basically, these estimates refer to:

- Losses form deterioration of certain assets (Notes 3, 4, 5 and 6),
- Useful life of property, plant and equipment (Notes 2),
- Valuation of goodwill (Note 3),
- Reasonable values of financial assets and liabilities (Notes 5, 10 and 13),
- Estimated accruals payable (Note 13),
- Probability of contingencies (Notes 12 and 23),
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders (Note 22),
- Price control on certain products commercialized by the Company (Note 21).

Although these estimates are made based on the best information available at December 31, 2007, 2006 and 2005 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. Consolidation - The attached hereto consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% partially owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. Effects of inflation – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is

revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

The following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.

Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

The Company has created a provision for deterioration equal to the book value of investment. The Company does not have any obligation to financially support such entities.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company and technical surveys supported by independent experts.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed.

Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

From new events that occurred during the year 2006, the Company evaluated the estimated financial benefits of some assets, which originated a change in the useful life of such assets.

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit obtained for the sale and the accounting value of the asset, and same is acknowledged in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication, the recoverable amount of asset is calculated in order to determine the scope of the

loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for deterioration of value as expense is acknowledged.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

i. Inventories – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During

periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Inventories of spare parts are valued using the average method and are acknowledged in the results of the fiscal year are consumed. Such investments are presented in the consolidated financial statements at the cost assumed, which does not exceed their recovery value. The cost assumed is equivalent to the acquisition cost less the losses for acknowledged obsolescence, determined by the Company based on a technical evaluation.

j.Financial assets – Financial assets are acknowledged in the consolidated balance sheet of the Company when acquisition is made, following the provisions of IAS 39 "Financial Instruments." The financial assets are initially registered at their reasonable value, including in general, operating costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to a debtor.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial assets available for sale are valued at their "reasonable value" on the dates of further valuation. Benefits and losses from variations in the reasonable value are

directly acknowledged on shareholders' equity until the asset is encumbered or until determining the asset has suffered a deterioration of value, at which moment accumulated benefits or losses previously acknowledged in shareholders' equity are included in the results from the period.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

k. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

l. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

m. ***Bank loans and obligations, commercial papers and unsecured bonds*** – Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

n. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

o. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts

owe, which are monthly established by the Venezuelan Central Bank. During the years 2007, 2006 and 2005 the yearly average interest rate was 13.68%, 12.39% and 13.62%, respectively.

In case of unjustified dismissal or involuntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

p. *Provisions* – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders' equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements (See Notes 12 and 23).

Provisions are quantified considering the best information available about the consequences of the event that brings them about, and are re-estimated due to the accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At December 31, 2007, 2006 and 2005 the Company management has not registered significant provisions that need to be disclosed in the consolidated financial statements at those dates.

q. ***Judicial Procedures and/or Ongoing Judicial*** – At closure of the years 2007, 2006 and 2005 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

r. ***Income acknowledgements*** – Income from selling finished products and other products are registered on an accumulated basis when delivered and the proprietary right having being transferred on such assets. Sales are reported net of estimated refunds, promotions granted, early payment discounts, and any other discount granted. Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts. Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable. Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

s. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

t. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

u. ***Balance compensation*** – Balances only compensate among themselves, and consequently, they are shown in the consolidated balance sheet for their net amount – debtor and creditor balances from transactions that, contractually or as per the law, include the possibility to compensate and are intended to be

liquidated for its net amount or asset realization and to simultaneously make payments of liabilities.

v. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Differed taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from differed taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

Currently, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made.

The lending differed tax is reduced by a provision for valuation at the amount estimated which is likely to be realized in the future.

w. **Net income per basic and diluted share** – Net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year (see Note 8). Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting. For the years ended at December 31, 2007, 2006 and 2005 the weighted average of common shares

issued and in circulation amounts to 2,035,934,496, 2,294,009,424 and 2,294,009,424, respectively.

x. Financial liability and equity – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic basis. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted. Main financial liabilities held by the Company are classified as:

- Financial liabilities at maturity are valued according to their repaid cost, using the effective interest.
- Financial liabilities at reasonable value with changes to the net shareholder's equity, mainly negotiable liabilities associated to financial assets available for sale.

y. *Transactions in foreign currency* – The functional currency of the Company is the Bolivar. Consequently, operations in other currencies different from the Bolivar are considered in "foreign currency" and are registered in bolivars using the applicable foreign exchange rates in effect at dates in which they are made. Balances in foreign currency at closure of the year are restated in bolivars using the applicable exchange rates at that date and the resulting exchange differences are carryforward to results.

2. PROPERTY, PLANT AND EQUIPMENT

For the years ended at December 31, 2007, 2006 and 2005 the movement of property, plant and equipment comprises (in thousand bolivars):

	Land and Buildings	Machinery and Equipment	Furniture, Automotive Vehicles and Equipment	In-process Constructions	Total
COST:					
At December 31, 2004	90,355,938	360,915,289	7,658,637	10,349,914	469,279,78
Additions	41,330	2,943,164	1,675,524	4,793,301	9,454,319
Withdrawals	-	13,749,783	-	(13,749,783)	-
Effects for translation of foreign affiliate	156,895	599,444	13,394	489,070	1,259,343

At December 31, 2005	90,554,163	378,207,680	9,349,095	1,882,502	479,993,440
Additions	185,326	4,208	-	2,675,793	2,865,327
Withdrawals	(1,598,000)	(89,158)	(10,804)	-	(1,697,962)
Transfers	141,418	2,144,397	-	(2,285,815)	-
At December 31, 2006	89,282,907	380,267,127	9,338,291	2,272,480	481,160,805
Additions	470,026	-	-	2,250,454	2,720,480
Withdrawals	-	(71,098)	(125,430)	-	(196,528)
Transfers	225,361	2,095,742	121,579	(2,442,682)	-
At December 31, 2007	89,978,294	382,291,771	9,334,440	2,080,252	483,684,757
Additions	190,297	108,755	51,561	473,574	824,187
Withdrawals	-	-	-	(944,397)	(944,397)
Transfers	246,800	480,642	-	(727,442)	-
At June 30, 2008	90,405,391	382,881,168	9,386,001	881,987	483,564,547
ACCRUED DEPRECIATION:					
At December 31, 2004	(4,079,485)	(19,295,213)	(1,028,719)	-	(24,403,417)
Additions	(3,853,511)	(17,436,828)	(1,008,735)	-	(22,299,074)
Effects for translation of foreign affiliate	(33,460)	(355,192)	(1,895)	-	(390,547)
At December 31, 2005	(7,966,456)	(37,087,233)	(2,039,349)	-	(47,093,038)
Additions	(3,176,955)	(16,210,783)	(1,171,695)	-	(20,559,433)
Withdrawals	-	6,362	-	-	6,362
At December 31, 2006	(11,143,411)	(53,291,654)	(3,211,044)	-	(67,646,109)
Additions	(2,436,833)	(12,248,104)	(1,527,959)	-	(18,212,896)
Withdrawals	-	33,931	97,322	-	131,253
At December 31, 2007	(13,580,244)	(67,505,827)	(4,641,681)	-	(85,727,752)
Additions	(1,708,008)	(6,773,924)	(442,836)	-	(8,924,768)
Balance at June 30, 2008	(14,182,408)	(71,155,068)	(4,800,465)	-	(94,652,520)
Total at June 30, 2008	75,127,139	308,601,417	4,301,484	881,987	388,912,027
Total at December 31, 2007	76,398,050	314,785,944	4,692,759	2,080,252	397,957,005
Total at December 31, 2006	78,139,496	326,975,473	6,127,247	2,272,480	413,514,696
Total at December 31, 2005	82,587,707	341,120,447	7,309,746	1,882,502	432,900,402

The Company has insurance premiums formalized to cover possible risks to which the different items of its property, plant and equipment are subject to as well as the possible claims that it may have to face as the result of performing its operations, understanding that such premiums sufficiently cover the risks they are subject to.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The amount of property, plant and equipment temporary off service at December 31, 2007, 2006 and 2005 amounts to Bs.5,225 million, Bs.6,169 million and Bs.9,005 million, respectively. (See note 17).

At December 31, 2007, 2006 and 2005 the Company holds leasing assets amounting to Bs19,808 million, Bs.21,761 million and Bs.9,928 million, respectively. (See Note 17).

At December 31, 2007, 2006 and 2005 the Company holds assets amounting to Bs. 6,974 million, Bs. 8,053 million and Bs 9,076 million, respectively corresponding to properties, plant and equipment owned by a foreign subsidiary.

At December 31, 2007 the Company has formalized contractual commitments to acquire property, plant and qeuipmetn amounting to Bs.3,614 miilion.

At December 31, 2005 the Company has given ceratin fixed assets as collateral (See Note 23).

3. PARTICIPATION IN ASSOCIATES AND JOINT BUSINESSES

At December 31, participation in associated companies and joint businesses comprises the following (in strong bolivars):

	2007	2006	2005
Participation in associated companies	-	-	-
Participation in joint businesses	4,769,358	3,966,954	1,040,295
	4,769,358	3,966,954	1,040,295

Participation in associated companies

At December 31, participation in associated companies comprises the following (in strong bolivars):

	%	2007	2006	2005
Agroindustrial Mandioca, C.A.	20	2,577,243	2,577,243	2,577,243
Corporación Forestal Orinoco, C.A.	33	769,112	769,112	769,112
Central Cariaco	25.62	88,371	88,371	88,371
Fibras Secundarias, S.A.	33	80,619	80,619	80,619
		3,515,345	3,515,345	3,515,345
Less – Losses from deterioration		(3,515,343)	(3,515,343)	(3,515,343)
		-	-	-

At date of this report, the Company does not have updated financial information of these companies.

Participation in joint businesses

At December 31, participation in joint businesses comprises the following (in strong bolivars):

	%	2008	2007	2006	2005
Simco Recycling Inc.	50	-	-	-	(2,432,726)
Manpa Centroamérica, C.A.	50	2,173,202	4,769,358	3,966,954	3,473,021
		2,173,202	4,769,358	3,966,954	1,040,295

At December 31, 2007, 2006 and 2005 participation in undistributed earnings of investments registered using the participation method, included in the consolidated undistributed earnings of the Company, amount to Bs.(802.4), Bs.(503.1) and Bs.(919.6) million, respectively.

At the years ended at December 31, 2007, 2006 and 2005, the Company analyzed participation in the joint business corresponding to Simco Recycling Inc. As a result, the Company considered reducing such participation until the amount in which accumulated losses reach its investment in such business. Consequently, the book value of the participation in this company was reduced to zero (0) and the accounts receivable from related companies at June 30, 2008, December 31, 2007 and 2006 include a provision amounting to Bs.2,074 million and Bs.1,66 million, respectively (See Note 18).

Combined financial statements most recently condensed are summarized as follows (in strong bolivars):

	2007	2006	2005
Current assets	13,760	16,676	12,414
Total assets	17,749	21,049	17,533
Current liability	14,938	19,251	14,568
Shareholders´ equity	2,445	953	2,096
Total liabilities and shareholders´ equity	17,749	21,049	17,533
Net sales	21,550	25,538	29,986
Profit (loss) from operations	1,065	(1,255)	(1,413)
Profit (loss) Net	1,356	(856)	(2,141)

Companies indicated above are not included in claims, trials or extrajudicial actions that may indicate the existence of contingent liabilities.

4. INVENTORIES

At December 31, inventories comprised the following (in strong bolivars):

	2007	2006	2005
Finished products	15,347,715	14,244,262	20,656,984
In-process products	341,161	1,197,206	366,120
Raw materials	22,369,698	16,186,040	18,567,845
Spare parts	19,193,754	14,951,089	6,998,642
In-transit inventory	28,480,550	23,268,062	12,584,822
	85,732,878	69,846,659	59,174,413
Less – provision for obsolescence	(4,755,584)	(3,381,920)	(1,663,283)
	80,977,294	66,464,739	57,511,130

The management estimates that inventories will be realized or used in a short-term; however, part of the inventories of spare parts might be used in more than one fiscal year.

For the years ended at December 31, the movement of the provision for obsolescence is as follows (in strong bolivars).

	2007	2006	2005
Initial balance	(3,381,920)	(1,663,283)	(2,055,479)
Provision	(1,373,664)	(1,718,637)	-
Reverse	-	-	392,196
Final balance	(4,755,584)	(3,381,920)	(1,663,283)

The reverse of the provisions registered during the year 2005 was based on new estimates in regard to obsolescence of procured inventories.

Product from a technical evaluation on obsolescence of inventories made by Company management during the year 2007, certain figures part of inventories at December 31, 2006 have been reclassified for corporate purposes with those from the year ended at December 31, 2007.

5. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in strong bolivars):

	2007	2006	2005
Commercial	77,412,693	65,056,503	56,958,238
Related companies (Note 18)	12,153,725	10,058,465	12,413,496
Employees	1,653,250	808,691	429,642
Sundry debtors	1,137,736	832,464	872,084
Income tax paid in advance (Note 12)	1,095,323	928,779	2,400,339
VAT – paid in excess (Note 12)	18,975,571	23,544,428	14,904,864
Tax credit VAT – Net for compensating (Note 12)	1,683,824	1,601,280	1,492,571
Guaranteed deposits	6,586,270	2,593,169	7,523,954
	120,698,392	105,423,779	96,995,188
Less – provision for doubtful accounts	(507,505)	(1,014,483)	(1,657,917)
	120,190,887	104,409,296	95,337,271

The average credit period given to national clients ranges from 30 to 90 days, and for export clients from 0 to 180 days.

The Company keeps a provision for doubtful accounts at a level the management considers appropriate for the potential risks of bad accounts. Seniority of accounts receivable and the situation of clients are constantly monitored to assure appropriateness of the provision in the consolidated financial statements.

For the years ended at December 31, the movement of the provision for doubtful accounts includes (in thousand bolivars):

	2007	2006	2005
Initial balance	(1,014,483)	(1,657,917)	(1,949,040)
Provision	(69,406)	(99,000)	(772,485)
Sanctions	576,384	364,008	1,063,608
Adjustments	-	378,426	-
Final balance	(507;505)	(1,014,483)	(1,657,917)

Company management considers the amount in books of commercial debtor accounts and other accounts receivable circa its reasonable value. The reverse of the provision is grounded on new estimations concerning procured doubtful accounts.

6. INVESTMENTS AVAILABLE FOR SALE

At December 31, the investments available for sale at short-term comprise the following (in strong bolivars):

	2007	2006	2005
Investment and shares available for sale	117,071	219,543	902,184
Bonds available for sale	10,973	-	7,914,592
	128,044	219,543	8,816,776

Investments and shares available for sale

At December 31, investments and shares available for sale include the following (in thousand bolivars):

	2007	2006	2005
Investment portfolio	83	83	759,578
Shares in:			
Central Portuguesa, S.A.	354,516	354,516	354,516
Corporación Industrial de Energía, C.A. S.A.C.A.	116,988	219,460	142,606
Corporación Forestal Venezuela, C.A.	47,817	47,817	47,817
	519,321	621,876	1,304,517
Less – loss from deterioration	(402,333)	(402,333)	(402,333)
	117,071	219,543	902,184

At December 31, 2007, 2006 and 2005 the Company holds Bs.672,000, Bs.601,000 and Bs.77.500 of (losses) and of non-realized income from investments and shares available for sale, which are presented net in the account "Non-realized result in investments" in shareholders´ equity.

Bonds available for sale

At December 31, 2007 and 2005 investments available for sale include the following (in strong bolivars):

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

At December 31, 2007

	Acquisition Cost	Non-Realized Result	Reasonable Value
Venezuelan Bond TICC032019 in US dollars, issued by the Bolivarian Republic of Venezuela with maturity on 3/21/2017, with interest payable on a six-month basis and with fixed interest coupon at the rate of 5.25%	6,052	(91)	5,961
Argentinean Bond BODEN15N, in US dollars, issued by the Republic of Argentina, with maturity on 10/3/2015 and interests payable on a six-month basis and with fixed interest coupon at the rate of 7%	6,052	(1,040)	5,012
	12,104	(1,131)	10,973

At December 31, 2005

	Acquisition Cost	Non-Realized Result	Reasonable Value
Bond 2016 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 02/26/2016, with interests payable on a six-month basis and a fixed interest dividend at the rate of 5.75%	4,495,650	(476,539)	4,019,111
Bond 2020 in US dollars, issued by the Bolivarian Republic of Venezuela, with maturity at 12/09/2020, with interests payable on a six-month basis and a fixed interest dividend at the rate of 6.00%	4,495,650	(600,169)	3,895,481
	8,991,300	(1,076,708)	7,914,592

At December 31, 2007 and 2005 the Company holds Bs.1.13 miilion and Bs.1,076 million of non-realized losses of investments available for sale, which are presented net in the account "Non-realized result in investments" on shareholders' equity.

At December 31, 2006 operations with bonds available for sale generate losses amounting to Bs.762 million and are presented in the Company results at that date.

At December 31, 2005 bonds for approximately US$2,024 (Bs.4,351 million) are guaranteeing loans received from a financial institution

Non-realized result in investments

	2007	2006	2005
Investment and shares available for sale	(671,544)	(601,095)	77,520
Bonds available for sale	(1,131)	-	(1,076,708)
	(672,675)	(601,095)	(999,188)

7. CASH AND CASH EQUIVALENTS

At June 30, cash and cash equivalents comprise the following (in thousand bolivars):

	2007	2006	2005
Cash and cash in banks	11,159,753	4,842,404	2,808,221
Bank placements	2,150	19,047,539	13,303,612
	11,161,903	23,889,943	16,111,833

9. SHAREHOLDERS' EQUITY

Capital stock

At June 30, 2008 and December 31, 2007, 2006 and 2005 the capital stock of the Company amounts to Bs.22,941,000 of capital stock (Bs.22,940,094 at December 31, 2006 and 2005, respectively) comprised by 229,410,000 common shares of Bs.0.01 each (Bs.2,294,009,424 common shares at December 31, 2206 and 2005) fully subscribed and paid in, registered with the competent authorities and of Bs.46,692,596 of capital updating, in constant currency at December 31, 2001 according to the provisions of Note 1c.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.34,816,345,000 (in constant currency at December 31, 2001) with charge to account of updated net balance for future capital increases, which resulted from wiping out accounts of capital updating, a result from exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to Technical Publication No. 14 (PT 14) issued by the Federation of Venezuelan College of Public Accountants, issuing 1,147,004,712 new

common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book at January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of November 14, 2007 the Special Shareholders' Meeting approved an increase in the company capital stock to Bs.905,760 by issuing 90,576 shares, with a par value of Bs.10 each. The capital was subscribed and paid in by one sole shareholder, generating a premium of Bs.13,405,248. Likewise, the change of par value of shares comprising the company capital stock was approved from Bs.10.00 to Bs.100.00 each, and as a consequence thereof a reduction of existing shares to facilitate capital stock conversion into strong bolivars (See Note 20).

As of February 14, 2002 the Shareholders' Meeting approved reclassification of the shareholders' equity entry "Net updated balances for future capital increases" to "Net updated balance of retained earnings for the sole use of payment of dividends in Company shares or in its subsidiaries", everything with the approval of the National Securities and Exchange Commission as per official communication No.CNV-OP-033 as of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provision of 5% of the company net earnings to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

Pursuant to the requirements established in official communication No.CNV-DCOP-165 dated November 12, 2001 at December 31, 2007, 2006 and 2005 the legal reserve belongs in full to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Accumulated result for translation of affiliate and joint businesses abroad

At December 31, the accumulated result for translation of affiliate and joint businesses abroad are comprised by the following (in thousand bolivars):

	2007	2006	2005
Affiliates:			
Vencaribbean Paper Products,	(347,673)	(347,673)	(347,673)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Ltd.			
Joint businesses:			
Manpa Centroamérica, C.A.	829,702	829,702	829,702
Simco Recycling Inc.	(275,721)	(275,721)	(275,721)
	206,308	206,308	206,308

Cash dividends (stated in historical values at the date of operations)

According to the provisions of the Capital Market law in its Article 112, companies that make a public offer of its shares shall establish in its by-laws the policy of dividends so that investors are informed about the matter. Shareholders' Meetings shall decide the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient.

According to the aforementioned law, the Company shall allocate among its shareholders not less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above.

Clause No.16 of the Company by-Laws include the terms established in Article 112 of the Capital Market law when they state the following: "The Shareholders' Meeting shall decide about the amounts, frequency and payment fashion of dividends. Likewise, it shall decree special dividends in the form and date it deemed convenient. Dividends to be allocated among shareholders shall not be less than fifty per cent (50%) of net income from each fiscal year after the income tax provision and the legal reserves deduced. Out of this percentage not less than twenty-five per cent (25%) shall be allocated in cash. In case the Company has an accumulated deficit, earnings shall be destined to compensate such deficit and the surplus of income shall be allocated as established above. When earnings from the corresponding fiscal year are inferior to the percentage of the capital paid in as determined by the National Securities and Exchange Commission the provisions of Article 116 of the Capital Market Law will apply. The General Shareholders' Meeting of the Company will decide the amount and time to pay

dividends, but it may delegate to the Board of Directors setting the payment date of dividends." Thus, Article 116 *ejusdem* sets forth that income from the fiscal year that resulted inferior to the capital paid in shall be destined to a capital increase until complying with the percentage referred to.

As of April 27, 2007 the Shareholders' Meeting agreed to decree cash dividends of Bs.12 per share, for a total of Bs.27,528,113,088. Likewise, as of October 26, 2007 the Shareholders' Meeting agreed to decree a special cash dividends of Bs.22 per share, for a total of Bs.50,468,207,328.

On April 21, 2006 the Shareholders' Meeting agreed to decree a cash dividend of Bs.12.00 per share, for a total of Bs.27,528,113,088. Likewise, on August 11, 2006 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.17.00 per share, for a total of Bs.38,998,160,208.

On March 17, 2005 the Shareholders' Meeting agreed to decree a cash dividend of Bs.10.00 per share, for a total of Bs.22,940,094,240. Likewise, on October 7, 2005 the Shareholders' Meeting agreed to decree a special cash dividend of Bs.105.00 per share, for a total of Bs. 22,940,094,240.

Retained earnings

According to the partial amendment to the standards to prepare financial statements of entities subject to control by the National Securities and Exchange Commission dated March 25, 1997 the Company needs to disclose the retained earnings and the result from the fiscal year of the parent company and the retained earnings of its affiliates. At December 31, 2007, 2006 and 2005 the retained earnings and the accumulated deficit of affiliates included in the retained earnings amount to Bs100 million, Bs.3,727 million, and Bs.8,605 million, respectively. Net income and retained earnings of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. amounted to Bs.39,066 million and Bs.155,663 million, respectively, at December 31, 2007 to Bs.26,556 million and Bs.194,593 million, respectively, at December 31, 2006; and to Bs.35,928 million and Bs.235,774 million, respectively, at December 31, 2005; respectively.

According to the requirements set forth in official communication No.CNV-DCOP-165 as of November 12, 2001 at December 31, 2007, 2006 and 2005 the net income includes

Bs.16,717 million, Bs.8,704 million and Bs.7,683 million of income tax expense of the parent company Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectively.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 50 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (25 MANPA registered shares at Dece,ber 31, 2006 and 2005, respectively). Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At December 31, 2007, 2006 and 2005 outstanding ADRs is 24,693,083, 41,159,966 and 31,959,483 respectively.

9. CONTROL ON FOREIGN INVESTMENTS (SIEX)

At December 31, 2007, 2006 and 2005 the Company is 73.69%, 73.082% and 70.53% owned, respectively, by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 22).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

At December 31, 2007 the record of foreign investment issued by SIEX indicates a foreign participation of Bs.16,906 million at September 28, 2007.

10. ISSUE OF LONG-TERM UNSECURED BONDS

At December 31, 2007 issue of unsecured bonds based in the currency they are issued and its interest rate is as follows (in thousand bolivars):

	Living Amount of Issue	Annual Interest Rate (%)
Bolivars:		
Fixed interest, placed at par value in the year 2007	34,200,000	14.68

For the year ended at December 31, 2007 movement of issue of unsecured bonds comprises (in thousand bolivars):

	2007
Initial balance	-
Issues	34,200,000
Final balance	34,200,000

Outstanding Unsecured bonds issued comprised four (4) series that have as maturity date February 8, 2012 September 24, 2011 and October 26, 2011.

11. ISSUE OF COMMERCIAL PAPERS AND SHORT-TERM LOANS

Issue of commercial papers

At December 31, the issue of commercial papers in view of the currency in which they are issued and their interest rate is as follows (in thousand bolivars):

	2007	2006	2005	Outstanding amount of issue 2008	Yearly Interest Rate (%) Year 2008
Bolivars:					
Fixed interest	10,925,263	11,396,409	2,946,531	11,152,400	9.67%

For the years ended at December 31, the movement of issue obligations and of commercial papers includes (in thousand bolivars):

	2007	2006	2005
Initial balance	11,396,409	2,946,531	2,890,210
Issues	24,252,400	29,883,600	8,808,700
Repayments	(24,983,600)	(21,000,000)	(8,746,600)
Net interests	260,054	(433,722)	(5,779)
Final balance	10,925,263	11,396,409	2,946,531

Outstanding commercial papers issued are comprised by three (3) series that have April 29, August 19 and September 26, 2008 as maturity dates.

During the years ended at December 31, 2007, 2006 and 2005 issue of commercial papers generated discounts when placed amounting to Bs.699 million, Bs.1,056 million , Bs.332 million, respectively.

Short-term loans

At December 31, short-term loans are represented (in thousand bolivars):

	2007	2006	2005
Loans received from local banks, in bolivars, at variable interest rates, with monthly repayments and maturities at 30 days renewable.	15,255,518	38,169,882	47,019,985

At December 31, 2007 the Company holds lines of credit with different financial institutions for Bs.246,750 million and has available amounting to Bs.180,125 million, net of credit portfolio in force (see Note 23) which can cover any future commitment of the Company.

Average interest rates from loans indicated above ranged from 17% and 25% for the six-month period ended at June 30, 2008, from 14% to 17% for the year 2007, 9.50% and 15% for the year 2006 and 10.50% and 15% for the year 2005.

12. TAX PROVISION

Consolidated tax group

According to the tax legislation in effect, the Companies part of the consolidated group individually present their income tax returns.

Fiscal years subject to tax inspection

At December 31, 2007 the last four years were subject to revision by the tax authorities in regard to the main taxes that are applicable to Companies.

At December 31, 2007 the Company has filed tax deficiency claims amounting to a total of circa Bs.5,931 million, mainly for the concept of income tax, business asset tax and value added tax. The Company has filed the timely resources and appeals. The

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

Company management estimates that liabilities that may result from the claims filed by the tax administration will not have a significant effect on the attached consolidated financial statements.

Due to likely different interpretations to the tax standards and the results of inspections that in the future tax authorities may carry out for the years subject to review, the amount of new tax liabilities is not possible to objectively quantify at date. Nevertheless, at the opinion of the Company management, the possibility to materialize significant additional liabilities for this concept is remote.

Balances kept with the Tax Administration

Debit and credit balances with the Tax Administration at December 31, are the following (in strong bolivars):

	2007	2006	2005
Accounts receivable:			
Income tax paid in excess (Note 5)	1,095,323	928,779	2,400,339
VAT – paid in excess (Note 5)	18,975,571	23,544,428	14,904,864
Tax credit VAT – net to compensate (Note 5)	1,683,824	1,601,280	1,492,571
	21,754,718	26,074,487	18,797,774
Accounts payable:			
Income tax payable	8,728,831	2,409,289	293,748
Withheld third-party VAT payable (note 13)	1,035,823	1,018,384	918,252
Income to financial transactions (Note 13)	9,795	-	-
	9,774,449	3,427,673	1,212,000

During November 2005, the Company run the corresponding errands at the Tax Administration Service (SENIAT for its abbreviation in Spanish) to request approval of reimbursement of Bs.10,808 million corresponding to withholdings of VAT supported and

not deducted in tax returns, having the approval of Bs.429 million of the affiliate Transporte Alpes, C.A. and further transfer to the tax credit account of Manufacturas de Papel, C.A. (MANPA), which will be compensated against the corresponding Income Tax of the period ended t December 31, 2006.

In March 2007, the Company had approval recovering of withholdings shown in its account balance which were not discounted from tax quotas of the Value Added Tax amounting to Bs.3,600 million and Bs.6,212.9 million, approximately, by Resolutions No.0780066125 and No.0780066127, respectively, both dated March 30, 2007 issued by the Tax Administration Service (SENIAT). In the aforementioned resolutions it is agreed transfer of the aforementioned amounts, from its Accumulated VAT withholding account to be discounted from its Tax Credit Account in order to compensate against Tax Return of Body Corporate corresponding to the fiscal year ended at December 31, 2006 and the estimated tax return of body corporate corresponding to the fiscal year ended at December 31, 2007 respectively.

In March 2007, the Company obtained approval to recover withholdings shown in its Account Balance not discounted from tax quotas from the Value Added Tax for the amount of Bs450 million, by Resolution No.0780066123 of March 30, 2007 issued by the Tax Administration Service (SENIAT). The aforementioned resolution agreed transferring the aforementioned amount from its Accumulated VAT Withholding Account pending Discount to the Tax Credit Account of Turbogeneradores Maracay, C.A., a related company, for the purposes of its compensation against the Income Tax of Body Corporate, corresponding to the related company fiscal year ended at December 31, 2006. Transfer of these tax credits was agreed between parties for Bs.423 million, producing a loss of Bs.27 million thousand registered in the results from the fiscal year.

In July 2007, the Company requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.14,907 million as Value Added Tax withholdings became higher than the tax quota of periods from July 2006 to January 2007, which could not be discounted in the further three periods. The aforementioned tax credit will be used to compensate, according to Article

49 of the Organic Tax Code for obligations due to Final Income Tax Return generated n the fiscal year ended a December 31, 2007.

In July 2007, the affiliate Transporte Alpes, C.A. requested the Tax Administration Service (SENIAT) recovery of tax credits the company owns to the Bolivarian Republic of Venezuela for the concept of withholdings in excess in matters of Value Added Tax, for a total amount of Bs.463.9 million as Value Added Tax withholdings became higher than the tax quota of periods from August 2006 to January 2007, which could not be discounted in the further three periods. The affiliate is carrying out the necessary management to obtain approval to transfer the aforementioned tax credit of Manufacturas de Papel, C.A. (MANPA) that is compensated against the Income Tax corresponding to the period ended at December 31, 2007.

Income tax

Income tax at December 31, is summarized as follows (in strong bolivars):

	2007	2006	2005
Tax on taxable income net	16,003,174	8,265,695	8,821,272
Less:			
Rebate for investments in property, plant and equipment and other credits	(277,350)	(342,329)	(1,341,708)
	15,725,824	7,923,366	7,478,564
Income tax from previous year	1,190,992	832,151	829,338
Total current income tax	16,916,816	8,755,517	8,307,902
Deferred income tax	(11,535,326)	(8,279,463)	(12,684,919)
	5,381,490	476,054	(4,377,017)

For the years ended at December 31, 2007, 2006 and 2005 the effective rate for the income tax expense is lesser than the tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, which effects on the applicable tax rate are summarized as follows (in percentage on income before taxes):

	2007	2006	2005

	Bs.	%	Bs.	%	Bs.	%
Tax and tax rate applicable to income as per books	16,394,571	34.00	10,420,865	34.00	10,682,124	34.00
Effect on accounting profit for applying the International Financial Reporting Standards	2,722,665	5.64	3,495,387	11.40	6,2656,682	19.90
Reserve for valuation of lending deferred tax			3,098,829	10.11	-	-
Tax adjustment for inflation	(22,893,681)	(47.48)	(18,604,860)	(60.70)	(22,776,675)	(72.52)
Other non-deductible expenses	3,176,596	6.59	3,595,161	11.73	4,722,593	15.19
Other non-taxable income	(2,205,291)	(4.57)	(1,186,999)	(3.87)	(1,969,033)	(6.27)
Effects of rebate for investment in property, plant and equipment	(277,350)	(0.58)	(342,329)	(1.12)	(1,342,708)	(4.27)
Tax expenses and tax rate applicable to income as per the books	5,381,490	11.15	476,054	1.55	(4,377,017)	(13.97)

The Venezuelan tax law provides for a yearly calculation of a regular adjustment for inflation of non-monetary and equity items, which is included in the taxable income net as a taxable or deductible entry, as the case may be. In regard to property, plant and equipment and other similar assets, this regular adjustment for inflation is depreciated or repaid in the rest of the tax useful life of the corresponding assets. For the case of inventories, that adjustment is considered in the sales cost of products once consumed or sold. The total regular adjustment of the year is determined by the algebraic addition of the amount of different adjustments by inflation of each non-monetary and equity item. Pursuant to the aforementioned legislation, taxpayers subject to income tax that carry out transactions with parties bound abroad should determine their income by the exports made and their costs by the goods and services acquired by the parties bound abroad, according to some method established in such legislation. The management carried out the study on required transfer prices to document the aforementioned transactions, which did not indicate the important differences in regard to the amounts included to

determine the net taxable income of the year ended at December 31, 2006 and 2005. The Company is in the process of carrying out a study of transfer prices corresponding to the year 2007 required to document the aforementioned transactions abroad. In the opinion of company management and of its consultants, the differences in regard to the amounts included to determine the net taxable income for the year ended at December 31, 2007 will not be significant.

Likewise, pursuant to the legislation, the Company may carry forward operating tax losses, different from those originated by the tax adjustment for inflation, up to three (3) subsequent years to the fiscal year in which they are incurred in. The deductible tax effect non-compensated from the tax adjustment for inflation may be carryforward until the next subsequent year to the fiscal year in which they are incurred in. At December 31, 2007 the Company and its affiliate Transporte Alpes, S.A. holds operating tax losses carryforward amounting to Bs.1,348 million (which expires in 2010) and tax losses for inflation carryforward amounting to Bs.189 million (which expires in 2008). At December 31, 2006 the Company and its affiliates do not hold operating tax losses carryforward. At December 31, 2005 the Company through its affiliates Inmuebles 310350, C.A. and Transporte Alpes, S.A. holds tax losses for inflation carryforward amounting to Bs.1,210.5 million.

As provided for in the aforementioned legislation, the Company may carryforward rebates for new investments in property and equipment up to three (3) years following the fiscal year in which they are incurred in.

At December 31, 2007, 2006 and 2005 the foreign affiliate Vencaribbean Paper Products, Ltd. holds tax losses carryforwards amounting to Bs.7,132 million, Bs.8,736 million and Bs. 9,476 million, respectively, which do not have maturity date.

The composition of the effect of entries considered determining the differed income tax at December 31, is shown below (in thousand bolivars):

	2007	2006	2005
Liabilities for differed income tax			
Differences based on property,			

plant and equipment	57,201,878	67,819,342	74,491,457
Income from leasing based on cash	101,815	702,833	1,189,084
	57,303,693	68,522,175	75,680,541
Assets for differed income tax			
Base differences on inventories	25,652,632	19,164,597	16,377,772
Provisions and allowances	1,899,109	882,222	310,820
Base differences on investments	5,041,420	4,107,506	2,525,891
Tax losses carryforwards	1,538,522	1,192,104	1,836,373
Tax credits carryforwards	-	4,430	80,077
	34,131,683	25,350,859	21,130,933
	11,562,809	3,098,829	-
	22,568,874	22,252,030	21,130,933
Net of differed tax	34,734,819	46,270,145	54,549,608

13. ACCOUNTS PAYABLE

At December 31, accounts payable are comprised as follows (in strong bolivars):

	2007	2006	2005
Commercial	85,981,426	88,106,488	53,780,859
Related parts (Note 18)	2,764,874	7,470,640	8,585,122
Others	4,624,941	3,730,177	2,229,675
Withheld VAT from third-parties payable (Note 12)	1,035,823	1,018,384	918,252
Accumulated expenses payable	10,683,333	6,106,817	7,284,469
Tax to financial transactions (Note 12)	9,795	-	-
	105,100,192	106,432,506	72,798,377

Commercial creditor accounts and other accounts payable mainly include the amounts pending payment for commercial purchases and related costs. The average credit period for import purchases ranges from advances and 120 days and that for national ones ranges between advances and 35 days, respectively.

The Company holds license agreements with different providers. At December 31, 2007, 2006 and 2005 the Company has registered in results for the use of such licenses Bs.2,359 million, Bs.2,477 million and Bs.1,505 miilion, respectively. Such agreements set forth, among others, the following conditions:

a. Payment of royalty percentage on net sales of licensed products.

b. Deductions allowed for calculation of royalties include: sales returns according to percentage of gross sales established in contracts; and taxes on sales and discounts per volume.

c. In case of delays in payment, interest should be paid at the highest rates allowed by the law.

d. The licensee will be entitled to carry out audits of royalties paid and to demand payment of the deficit the licensee may found as a consequence thereof plus interests at the highest rate allowed as per the law. In case such audits generate deficit, the licensee shall acknowledge the expenses arising from such audit.

At December 31, 2007 90% of contracts were due; the remainder has maturity dates at very short-term. The Company management attempts to renew contracts with the following licensees: Mattel, Warner Bros., The Walt Disney Company, and The Joester Loria Group.

The Company management considers that the amount in books of commercial creditors is close to its reasonable value.

14. INCOME

At December 31, income payable are comprised as follows (in thousand bolivars):

	2007	2006	2005
Sales of goods	534,894,679	430,244,838	373,406,646
Income from leasing	3,905,840	2,303,109	845,910
Income from services	1,936,491	1,105,983	807,724
	540,737,010	433,653,930	375,060,280

15. RESULTS FROM THE FISCAL YEAR

At December 31, results from the fiscal year of the Company include the following debit balances (in strong bolivars):

	2007	2006	2005
Depreciation and amortization	18,212,896	20,559,433	22,299,074
Cost of inventory acknowledged in results	277,426,947	256,034,115	169,488,295
Employee benefits	90,749,702	63,754,311	42,954,679

16. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2007, taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the fiscal years 2007, 2006 and 2005, the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company,

including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the six-month period ended at June 30, 2008 and for the years ended at December 31, 2007, 2006 and 2005 (in thousand bolivars):

At December 31, 2007

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	257,561,849	255,381,960	6,554,928	-	519,498,737
Export sales	7,937,465	13,300,808	-	-	21,238,273
Sales among segments – local	-	-	12,676,594	(12,676,594)	-
Sales among segments – export	217,492	1,212,168	-	(1,429,660)	-
Total income	265,716,806	269,894,936	19,231,522	(14,106,254)	540,737,010
Costs and expenses	259,330,716	221,523,743	17,196,480	(13,813,529)	484,237,410

Operating results	6,386,090	48,371,193	2,035,042	(292,725)	56,499,600
Participation in results from joint-business companies	-	-	-	-	802,404
Financial income	-	-	-	-	850,632
Financial expenses and others	-	-	-	-	(9,877,969)
Results before taxes	-	-	-	-	48,274,667
Results after taxes	-	-	-	-	42,893,177
..Depreciation	8,259,504	8,221,767	1,731,625	-	18,212,896
Capital investments	1,683,475	566,980	470,025	-	2,720,480
Balance sheet					
Assets					
Assets per segment	279,914,997	260,952,878	53,718,230	(24,662,066)	569,924,039
Assets per corporate segments	-	-	-	-	34,278,422
Participation in associated companies	4,769,358	-	-	-	4,769,458
Undistributed corporate assets	-	-	-	-	8,830,114
Total consolidated assets	-	-	-	-	617,801,933
Liabilities					
Liabilities by segments	77,207,450	27,469,612	5,423,852	(18,183,977)	91,916,937
Liabilities by corporate segments	-	-	-	-	100,043,373
Undistributed corporate liabilities	-	-	-	-	74,341,196
Total consolidated liabilities	-	-	-	-	266,301,506

At Dcember 31, 2006

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	211,418,577	196,832,169	3,147,919	-	411,398,665
Export sales	9,061,070	13,194,195	-	-	22,255,265

Sales among segments – local	-	-	10,796,623	(10,796,623)	-
Sales among segments – export	8,691,194	3,437,429	-	(12,128,623)	-
Total income	229,170,841	213,463,793	13,944,542	(22,925,246)	433,653,930
Costs and expenses	216,445,800	189,510,810	13,204,139	(22,429,497)	396,731,252
Operating results	12,725,041	23,952,983	740,403	(495,749)	36,922,678
Participation in results from joint-business companies	-	-	-	-	503,194
Financial income	-	-	-	-	1,134,458
Financial expenses and others	-	-	-	-	(7,861,316)
Results before taxes	-	-	-	-	30,699,014
Results after taxes	-	-	-	-	30,222,960
..Depreciation	10,093,840	8,704,922	1,760,671	-	20,559,433
Capital investments	908,412	1,965,915	-	-	2,865,327
Balance sheet					
Assets					
Assets per segment	263,619,916	297,682,031	52,078,290	(46,764,370)	566,615,867
Assets per corporate segments	-	-	-	-	33,090,250
Participation in associated companies	3,966,954	-	-	-	3,966,954
Undistributed corporate assets	-	-	-	-	11,429,561
Total consolidated assets					615,102,632
Liabilities					
Liabilities by segments	76,544,982	42,440,980	14,270,301	(47,734,370)	85,521,893
Liabilities by corporate segments	-	-	-	-	89,642,829
Undistributed corporate liabilities	-	-	-	-	53,277,071

	Total
Total consolidated liabilities	228,441,793

At December 31, 2005

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income statement					
Local sales	192,580,704	156,416,297	1,653,634	-	350,650,635
Export sales	14,247,896	10,161,749	-	-	24,409,645
Sales among segments – local	-	-	8,226,918	(8,226,918)	-
Sales among segments – export	40,707	5,327,337	-	(5,368,044)	-
Total income	206,869,307	171,905,383	9,880,552	(13,594,962)	375,060,280
Costs and expenses	173,194,361	163,666,603	10,424,202	(12,916,127)	334,369,039
Operating results	33,674,946	8,238,780	(543,650)	(678,835)	40,691,241
Participation in results from joint-business companies	-	-	-	-	(919,621)
Financial income	-	-	-	-	678,654
Financial expenses and others	-	-	-	-	(8,989,028)
Results before taxes	-	-	-	-	31,461,246
Results after taxes	-	-	-	-	35,838,263
Depreciation	9,253,411	9,075,817	3,969,846	-	22,299,074
Capital investments	3,482,764	5,970,150	1,405	-	9,454,319
Balance sheet					
Assets					
Assets per segment	260,684,025	250,978,288	42,728,449	(10,068,085)	544,322,677
Assets per corporate segments	-	-	-	-	7,657,232
Participation in associated companies	1,040,295	-	-	-	1,040,295
Undistributed corporate assets	-	-	-	-	63,329,500
Total					

consolidated assets					616,349,704
Liabilities					
Liabilities by segments	37,679,175	34,496,330	6,350,101	(20,623,668)	57,901,938
Liabilities by corporate segments	-	-	-	-	187,356
Undistributed corporate liabilities	-	-	-	-	135,694,351
Total consolidated liabilities					193,783,645

17. OPERATING LEASING

The Company as lessor

At December 31, 2007, 2006 and 2005 income from leasing property amounted to Bs.3,906 million, Bs.2,303 million and Bs.846 million, respectively

Property under operating leasing agreements are subject to leasing commitments that go from one (1) to five (5) years, and price increases are governed by the Consumer Price Index of the Metropolitan Area of Caracas (CPI); the Company management estimates that contracts in effect at December 31, 2007 will be automatically renewed.

At December 31, the Company has contracted with lessees the following minimum leasing quotas (in thousand bolivars):

	2007	2006	2005
Less than a year	4,528,921	3,382,952	2,139,036
Up to two years	2,942,446	3,723,952	2,167,037
More than two years	3,780,000	-	-
	11,251,367	7,106,904	4,306,074

During December 2005 and January 2006, the Company entered into leasing agreements for other property owned which were not in use in the year 2005 (see Note 2).

The Company as lessee

The Company has leasing agreements of personal property that are used for operating; however, such property is unimportant for the consolidated financial statements.

18. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

During the years 2007, 2006 and 2005 the Company and its affiliates made the following significant transactions with related counterparts, during the regular course of its operations (in thousand bolivars):

	2007	2006	2005
Purchases of electricity	18,214,984	17,434,815	17,426,164
Inventory sales	7,941,202	8,664,749	9,332,460
Inventory purchases	7,917,188	12,286,294	9,172,106
Administrative services	38,700	41,925	25,340

The following balances receivable and payable (in strong bolivars) were product of these transactions and of other of lesser importance(in thousand bolivars):

	2007	2006	2005
Accounts receivable:			
MANPA Centroamérica, C.A. (joint business)	6,086,103	6,405,353	7,011,952
Simco Recycling, Inc. (joint business)	4,838,785	4,858,012	4,816,468
Turbogeneradores Maracay, C.A.*	2,171,764	30,899	6,921
Agroindustrial Mandioca, C.A. (associated company)	834,450	144,983	342,150
Corporación Industrial de Energía, C.A. S.A.C.A.	296,354	251,642	203,848
Turboven Maracay Company Inc. Sucursal*	-	33,576	31,117
Agropecuaria Mandioca, C.A. (associated company)	-	-	1,040
	14,227,636	11,724,465	12,413,496
Less – provisions for doubtful accounts	2,073,911	1,666,000	-
	12,153,725	10,058,465	12,413,496

Accounts payable:

Simco Recycling, Inc. (joint business)	2,764,874	3,192,306	4,290,388
Turbogeneradores Maracay, C.A.*	-	4,155,424	3,411,542
Turboven Maracay Company Inc.*	-	101,746	100,160
Turboven Cagua Company Inc.*	-	19,782	19,782
Agroindustrial Mandioca, C.A. (associated company)	-	1,382	-
MANPA Centroamérica, C.A. (joint business)	-	-	763,250
	2,764,874	7,470,640	8,585,122

* These companies are affiliates of Corporación Industrial de Energía, C.A. S.A.C.A.

During the year 2006, the Company decided to create a provision amounting to Bs.1,666 million, corresponding to accounts receivable of Simco Recycling, Inc. (See Note 3). At December 31, 2007 the amount of such provision is Bs.2,074 million.

At December 31, 2007, 2006 and 2005 the Company has not given warrantees to financial entities on account of related companies.

19. REMUNERATION TO THE BOARD OF DIRECTORS AND ADMINISTRATORS

Board of Directors

Clause No.14 of the Company By-Laws sets forth that the members of the Board of Directors will receive for the concept of participation in the benefit of the fiscal year of the company, 1% of the income. The amount paid in the year 2007 to the Board of Directors for this concept amounted to Bs.305.3 million (Bs.360.8 million in the year 2006 and Bs.469.7 million in the year 2005.)

In addition, the Clause No.9 of the Company By-Laws sets forth those members of the Board of Directors will receive for its assistance to the Board of Directors a daily stipend for carrying out a commission amounting to 200 tax units. The value of tax units in effect for the years ended at December 31, 2007, 2006 and 2005 amounted to Bs.37,632 and to Bs.33,600 in 2007, Bs.33,600 and Bs.29,400 in 2006, Bs.29,400 and Bs.24,700 in 2005, respectively. The income paid for the concept at December 31, 2007 amounted to

Bs.1,354.7 million (Bs.1,128.9 millon in the year 2006 and Bs.1,058.4 million in the year 2005.)

Salary and wages

Remuneration for the concept of salary, other personnel benefits and professional fees received in the year 2007 for the 46 persons of the Company with executive responsibilities (administrators) amounted to some Bs.9,186.3 million (Bs.7,620.2 million in the year 2006 for 48 persons and some Bs.5,349.7 million in the year 2005 for 41 person).

Compromises for insurances and other concepts

After-employment remunerations, some of the current and former administrators of the Company are beneficiaries or insurers which cost is responsibility of the Company. The amount charged to results for this concept in the year 2007 amounted to Bs.72.52 million, approximately (Bs.51.8 million in the year 2006 and to Bs.42.3 million in the year 2005).

At December 31, remuneration to the Board of Directors and administrators are composed as follows:

	2007	2006	2005
Short-term remuneration to administrators	7,727,269	6,434,048	4,814,730
After-employment severance benefits	1,459,045	1,186,216	534,970
Remuneration to the Board of Directors	1,660,000	1,489,843	1,528,183

20. LAWS IN EFFECT

Enabling Law

As of February 1, 2007 the National Assembly approved a Law authorizing the President of the Republic to order decrees with rank, value and force of law in a group of appointed matters, for a period of eighteen (18) months from publication of the aforementioned Law in Official Gazette of the Bolivarian Republic of Venezuela. According to the text of the aforementioned Law, matters subject to this authorization include, among others, diversity of topics in areas of Transformation of Sate Institutions, Popular, Economic and Social, Financial, Tax and Energetic Participation.

Monetary Restructuring Law

As of March 6, 2007 the Presidency of the Republic approved a decree with rank, value and force of law for monetary restructuring that includes from January the 1st, 2008 a restatement of the monetary system unit in the equivalent current one thousand.

According to the aforementioned text of the decree-law, from that date prices, salaries and other social benefits as well as taxes and other amounts of national currency included in financial statements and other accounting documents, or in credit titles and, in general, any operation or reference stated in national currency shall be restated pursuant to the restated Bolivar ("Strong Bolivars" or BsF"). Likewise, it establishes the statement in the new monetary unit of those financial statements of fiscal years ended before January the 1st, 2008 which approval is made after that date.

Tax on Financial Transactions

In the framework of the Enabling Law granted to the President of the Republic, the Extraordinary Official Gazette of the Bolivarian Republic of Venezuela No.5852 as of October 5, 2007 was published Decree No.5620 with Rank, Value and Force of Law on Tax on Financial Transactions of Body Corporate and Financial Entities without Legal Status.

The Decree sets forth an aliquot of 1.5% on the amount of each debit in account or operation for the following transactions held by body corporate, financial entities who no legal status (such as communities, irregular partnerships or de facto and consortium), and those classified as special subjects and legally related to them, for payment (compensation, novation and debt writing off) made without financial institutions mediating:

i. Debts in bank accounts, correspondent accounts, deposits in custody or in any other type of deposits on demand, liquid asset funds, fiduciaries and in other financial market funds or in any other financial instrument, made in banks and other financial institutions.

j. Transfer of checks, securities, deposits in custody paid in cash and any other negotiable instrument from the second endorsement.

k. Acquiring cashier's checks.

l. Lending operations made by banks and other financial institutions.

m. Transferring values in custody among different holders, even though there is no disbursement through an account.

n. Paying debts without mediation of the financial system, for payment or other means for extinguishing debt.

o. Debts in accounts part of the privately organized payment system, not operated by the Venezuelan Central Bank and different from the National Payment System.

p. Debts in accounts for transbordering payments.

There are exempted from the aforementioned tax, among others: 1) public entities with or without business purposes; 2) debts generating purchases, selling and transfer of custody in securities issued or supported by the Republic or the Venezuelan Central Bank as well as debts or withdrawals related to capital liquidation or interests of such; 3) fund transferring operations carried out by the holder among his/her accounts, in banks or financial institutions established and domiciled in the country (it does not apply to accounts with more than one holder); and 4) debts or withdrawals made to the accounts of the Bank Clearing House.

Tax provided for in this Decree will not be income tax deductible.

This Decree shall be effective from November the 1st, 2007 to December 31, 2008.

21. RISK MANAGEMENT

Risks of interest, type of exchange and prices

The Company is continuously exposed to credit risks, to foreign exchange, interest rates and price fluctuations; however, the management constantly monitors such risks and implements the necessary operating and financial procedures to minimize risks.

The greatest part of Company sales is addressed to the local market whereas part of the costs is in dollars; therefore, variations between the local inflation rate and the devaluation rate may influence the operating margins.

The risk of the interest rate is managed through a conservative indebtedness policy. Currently, the management does not anticipate any significant change in its exposure to change in the interests rates or in the current strategy to manage such risk.

The Company is subject to price risks of the main raw material and among them the most significant is the pulp price. Sales price of paper products are influenced partly by

the pulp market price that is determined by offer and demand on the industry. Specifically, pulp price increases may negatively impact earnings if sale prices cannot be adjusted. Derivative instruments have not been used to manage risks.

During the years ended at December 31, 2007, 2006 and 2005 the Company did not carry out any hedgings and it has not identified instruments that may be classified as derivatives.

Credit risks

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as a policy limits the amount of credit risks. Credit risk concentrations in regard to commercial accounts receivable are limited because of the big number of customers the Company has. At June 30, 2008 and at December 31, 2007, 2006 and 2005 the Company does not have significant risk concentrations different from those stated above.

Price Control

As of February 6, 2003 the National Executive decreed a price control on first-need goods and services, among which there are certain products manufactured by the Company.

Concentration of operations

Export sales at December 31, 2007, 2006 and 2005 approximately represent 4.1%, 8.5% and 20% of the consolidated net sales, respectively.

22. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

From 2003, the National Executive and the Venezuelan Central Bank have entered into several Foreign Exchange Agreements which set forth the regime to administer foreign currency and the foreign exchange rate that will rule the operations established in such agreements. From that date on, the Commission to Administer Foreign Exchange (CADIVI for its abbreviation in Spanish) is in charge of coordinating, managing, controlling and establishing the requirements, procedures and restrictions needs to execute such agreements. At date, CADIVI has issued several rules related to

registration, guidelines, requirements and conditions related to the régime to administer foreign exchange.

The Company has been running the formalities necessary to have foreign currency aimed at paying its obligations in foreign currency form importing goods and services and dividends. Obtaining the foreign currency necessary to make operations in foreign currency carried out by the Company during the regular course of its business will depend on: (1) approval of records and requests filed with the relevant institutions; (2) availability of foreign currency that will be established by applying the aforementioned Standards; and (3) actions by the Company to have access to the necessary foreign currency not requested before the corresponding institutions, or those which requests have been rejected by such institutions.

Below monetary assets and liabilities in foreign currency at December 31, 2007, 2006, and 2005 are outlined, registered in bolivars at the official exchange rate of Bs.2,15/US$1.00 (in thousand US dollars):

	2007	2006	2005
Assets:			
Cash and temporary investments	4,538	9,342	5,701
Investments available for sale	-	-	4,035
Commercial accounts receivable	1,826	1,629	1,325
Accounts receivable to related companies	4,208	4,555	5,600
Guaranteed deposits	3,063	1,206	3,500
Advances to suppliers and sundry debtors	567	109	1,388
	14,202	16,841	21,549
Liabilities:			
Commercial accounts payable	31,362	30,450	19,051
Accounts payable to related companies	1,671	1,485	2,350
Accumulated expenses payable and others	435	450	1,043
	33,468	32,385	22,444

23. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee obligations, the Company has granted bonds in favor of bank institutions amounting to Bs.26,000.

In virtue of the sales contract of assets related to forest projects, a subsidiary became jointly guarantor and main payer of the Company before purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$350 thousand with maturity on April 30, 2006. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage in favor of the purchaser up to US$446 thousand on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange. During the year 2006, the bond and mortgage guarantee were fully released.

System of Temporary Admission for Improving Assets

The Company has contracted bonds to guarantee compliance with the obligations and customs conditions related to introduction of merchandise for temporary admission operations to improve assets. At December 31, 2007 bonds pending release in favor of the Treasury amounted to Bs.39 million.

According to the provisions set forth in the Organic Customs Law and its regulations as well as in the Regulation about Systems for Release, Suspension and other Special Customs Systems noncompliance with the obligations and conditions under which such operation was granted will be sanctioned with fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with fine equivalent to the total value of merchandise.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2007 the open letters of credits for these concepts amount to US$26.21 million (Bs.56,361 million).

Contingencies

Certain civil and labor lawsuits have been filed against the Company before courts of the country, amounting to circa Bs.1,920 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are

enough grounds to claim these actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2007, 2006 and 2005 the appeals of foreign currency reimbursement to the Venezuelan Central Bank amounting to US$567 thousand, filed by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim this matter and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company was notified about an administrative procedure by the Directorate of Inspection and Taxation of the Ministry of Finance due to noncompliance with the delivery of foreign currency sales vouchers to the Venezuelan Central Bank, for exports carried out during the foreign exchange control in effect (1994-1996) amounting to US$5.321,716 million, corresponding to 90% of FOB value of customs returns. The Company and its legal advisors are of the opinion that there are enough merits to argue this matter and deem that the final resolution of such will not have significant effects on the consolidated financial statements.

13.3. National Securities and Exchange Commission Resolution No.016-86 as of January 27, 1987.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2007, 2006 and 2005 and the interim financial statements for the period ended June 30, 2008.**

(In thousand US$)

	6/30/2008	2007	2006	2005
Assets:				
Cash and temporary investments	11,988	4,538	9,342	5,701
Investments available for sale	-	-	-	4,035
Commercial accounts receivable	1,977	1,826	1,629	1,325
Accounts receivable related companies	2,757	4,208	4,555	5,600
Guaranteed deposits	3,665	3,063	1,206	3,500
Advances to suppliers and sundry debtors	3,939	5967	109	1,388
	24,336	14,202	16,841	21,549
Liabilities:				
Commercial accounts payable	17,027	31,362	30,450	19,051
Accounts payable related companies	1,485	1,671	1,485	2,350
Accumulated expenses payable and others	14	435	450	1,043
	18,526	33,468	32,385	22,444
Net Position	5,810	(19,266)	(15,544)	(895)

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the entries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to convert balances into foreign currency.

Transactions in foreign currency are registered at the current exchange rate at the date of the operation. Balances in foreign currency have been registered at the following exchange rates:

At the closure at December 31, 2005: BsF. 2,15 * US$

At the closure at December 31, 2006: BsF. 2,15 * US$

At the closure at December 31, 2007: BsF. 2,15 * US$

At the closure at March 31, 2008: BsF. 2,15 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-08 to 06-30-08 and for the years 2007, 2006 and 2005 the exchange income or loss stated in Strong bolivars is as follows:

June 30, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Exchange loses	Exchange loses	Exchange earnings	Exchange earnings
(75,854)	(27,226)	(61,402)	3,565,400

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2008 and at December 31, 2007, 2006 and 2005 there are no charges.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment are presented at the attributed cost less depreciation and any acknowledged loss for deterioration of the value. Depreciation is calculated based on the straight-line method on the remaining useful life estimated by the Company and technical studies supported by independent experts.

Replacements or renewal of full items that increase the useful life of assets in discussion, or their financial capacity, are accounted as higher number of assets with the

further withdrawal of items replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to results as they are incurred in.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets as follows, understanding that the land lots on which buildings and other constructions are built have an indefinite useful life and, therefore, are not subject to depreciation:

	Years
Buildings	10-30
Machinery and equipment	7-20
Automotive vehicles	3-6
Fitting and furniture and others	3-5

For the period from 1/1/08 and 6/30/08 and for the years 2007, 2006 and 2005 the charge for the concept of depreciation expenses of the fixed assets stated in thousand bolivars is the following:

June 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
8,924,768	18,212,896	20,559,433	22,299,074

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

13.4. Financial relations

INDICATOR	Closure at 6/30/08	Closure at 12/31/07	Closure at 12/31/06	Closure at 13/31/05
AC/ PC	1.32	1.13	1.11	1.34
Efect./ PC	0.16	0.06	0.13	0.12
PC/ Pat.	0.56	0.54	0.46	0.32
PC/ Pat	0.80	0.76	0.59	0.46

Legend: **AC**: Current assets **PC**: Current liabilities

Efect.: Cash **Pat.**: Shareholders' equity **PT**: Total liability

14. Reports by the Risk Classifying Companies

CLAVE, Sociedad Calificadora de Riesgo, C.A.

Contacts: Otto Rivero (582) 905.6383

Risk Classification Report. Summary Sheet.

Caracas – Venezuela. August 2008.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Type of bond: Unsecured Obligations. Issue No. 2008-I Amount: Bs.60,000,000.00

Denomination: In Bolivars Term: 2 years

Issue approved by the General Shareholders' Meeting held on June 27, 2008.

Category: A Sub-category: A2 Date of report: August 21, 2008

Most recent financial statements: At 6/30/08 (non audited)

Next review: In six (6) months.

Definition of A Category: "It corresponds to those instruments with a very good capacity to pay capital and interests in the terms and periods agreed upon, which should not be affected in case of eventual changes in the issuer, the sector or area to which it belongs or changes in the economy."

Definition of A2 Sub-Category: "It refers to instruments that have a minimum investment risk, with a very good payment capacity of both capital and interests. At the opinion of the qualifier, if foreseen changes occurred in the issuing company, in the financial sector this belongs to or in the performance of the economy in general, the risk of the instrument will not significantly increase."

For the Qualifying Board:

Otto Rivero (signed) Illegible.

César Mendoza (signed) Illegible.

Bernardo Alvarado (signed) Illegible.

Grounds for qualification:

- During the FY07, Manpa income experienced a significant growing (+24.7%) compared to the FY06, a tendency that is kept during the first semester of the

FY08 when sales increased 56.2% compared to the same period of the previous fiscal year. The higher level of income has meant a significant recovery of the operating and net profitability, which reached the maximum levels of the analyzed series (24.4% and 19.4%, respectively) during the first semester of the FY08. Profitability margins have been equally favored by the operating structure change began by Manpa from the second quarter of the FY08, which has generated significant savings.

- The higher operating profitability levels have favored the increase of liquidity levels. At closure of the FY07 liquidity measured by the relation between the outstanding assets/borrowing assets was 1.13x. At closure of the first semester of the FY08, this relation was increased to 1.32x. Manpa keeps a high proportion of cash in the outstanding assets in order to face adverse industry cycles.
- Coverage of interests is quite comfortable (12.9x in the first semester of 2008). At closure of the FY07 and the first semester of the FY08, the financial debt has increased to BsF49.2 million and BsF55.5 million, respectively, compared to closure of the FY06 (BsF25.7 million). Nevertheless, such debt represents a low percentage of sales from the Issuer and its equity.
- Funds from Unsecured Bonds up to BsF60,000,000.00 is destined to paying short-term bank liabilities and to finance work capital requirements.
- The low volatility of Manpa results during the series analyzed, even during the contraction of the internal demand as in the years 2002 and 2003 favored low-risk perception by the Issuer in the long run.
- No additional factors were found in the environment that can be considered a real threat to the solvency of the Issuer, such as: customs protection of imported raw materials, contingencies from pending trials, guarantees and collaterals granted to third parties; sales concentrations.

Perspective of Sector:

Manpa is mainly devoted to the preparation of intermediate paper products (paper in reels or sheets that are used as consumables per company of the field) for Printing and Writing, Boxes and Packages and Hygienic paper, and at their conversion into finished

products of industrial, commercial, domestic, school and office use. Main plants are in Maracay, Aragua State. In 2007, 33% of Manpa production was sold in paper reels whereas the remaining 67% was converted and sold as finished product; 96% of such sales were to the national market.

With the growing of the GIP during the first quarter of 2008 (+4.8%) there are eighteen expansion consecutive periods enjoyed since the fourth quarter of 2003 when the contractive tendency originating the political events of the years 2002 and 2003 that include the oil industry stoppage in December 2002- January 2003 were reverted. The average quotation of the Venezuelan oil export has suffered a strong increase from the second semester of 2004, having an average US$118.98/barrel in June 2008. The higher oil income together with the election process, have conditioned a significant increase of the public expenses through via budget and no budget (PDVSA social expenses, Bandes, use of reserves). The government has had additional resources from the major tax collection and the awarding of Treasury letters and VEBONOS. At closure 2007 the issue of internal public debt experienced a reduction for the first time in the last 10 years. The growing of the financial activity, leveraged in higher public expenses, has organized an increase of monetary liquidity that favored low interest rates observed in the market until the third quarter of 2007. The BCV together with the National Executive started adopting several financial measures in order to control the growing of monetary liquidity and its impact on inflation. From the last quarter of 2007 public funds were withdrawn from private banking to State-own banks and the obligation to deposit 20% of transfer of funds received in Strong Bolivars in BCV was established, which together with the delay in enforcing the national budget by the Executive, triggered the increased of financing costs. In addition, during the first quarter of 2008, the BCV made the decision to increase borrowing and lending interest rates, as a measure to control growing of the added demand. Private consumption has been growing during the last three and half years as a consequence of the reduction of unemployment, salary adjustments, and salary redistribution through government-based missions. The greatest income from foreign currency in the country has allowed for

accumulating international reserves that together with exchange control imposed in February 2003 have given stability to the foreign exchange.

Apparent consumption of Paper Reels (MT)

Type of Paper	2004	2005	2006	2007
Printing/ Writing	121,614	78,467	147,894	175,700
Packs/ Wrapping	34,151	28,262	33,155	16,608
Hygienic	141,165	156,252	188,830	215,498
Total:	296,930	262,981	369,879	407,806

Source: Apropaca

In 2004, with the beginning of the financial expansion cycle, recovery of consumption of this type of reels was of 54% exceeding in the item of Printing and Writing the levels of 2001. This behavior reflects a tendency during foreign exchange restriction periods, to the local conversion of reels instead of imports of final products. By streamlining the delivery of foreign currency by CADIVI, in 2005 the consumption of reels of Packs and Wrapping and of Printing and Writing contracted again. Nevertheless, in 2006 the apparent consumption of paper reels experienced a recovery of 41% mainly boosted by the consumption of reels from the Printing and Writing segment, which increased 89%. The consumption of reels of Packages and Wrapping grew 18% and that of Hygienic paper continued its expansion 21%. During the 2007, the higher level of financial activity was reflected in an expansion of reel consumption from the item of printing and writing (+19%), thus reaching the higher consumption level of the last 10 years. Consumption of reels of Packages and Wrapping was contracted (-50%), thus giving rise to import of final products. On its part, consumption of Hygienic paper continued its expansion (+14%) in 2007 due to the natural protection it has against import of finished products.

Type of Paper	2004	2005	2006	2007
Printing/ Writing	83,228	50,615	72,754	76,615
Packs/ Wrapping	18,157	16,224	14,322	15,673
Hygienic	134,334	148,560	161,434	164,657
Total:	235,719	215,399	248,510	256,945

Source: Apropaca

The national production of reels contracted during the years 2002 and 2003, in magnitudes that go beyond the contraction of the internal demand due to an inventory reduction in the distribution channel and the effects of overvaluation of the foreign exchange type: Reduction of exports and increase of final and intermediate product imports. The most impacted item was Hygienic paper. With the recovery of the economic activity and of the consumption in 2004, the production of reels manufactured by the Issuer expanded 54%. All items had a positive performance. In 2005, the production of Hygienic paper continued expanding as opposite to Packs and Wrapping and Printing and Writing which production was reduced. In 2006, manufacturing of Printing and Writing and Hygienic Paper segments experienced a growing of 44% and 9%, respectively. On its part, production of reels from Packages and Wrapping experienced a new contraction (-12%). During 2007, reel production for the Printing and Writing segment was higher (+5.3%) compared to 2006. On its part, production corresponding to Packages and Wrapping segment increased 9% and 2% that of Hygienic Paper.

Import of Paper Reels (MT)

Type of Paper	2004	2005	2006	2007
Printing/ Writing	71,677	47,092	75,856	99,303
Packs/ Wrapping	15,994	12,038	18,973	935
Hygienic	23,442	22,743	36,173	51,830
Total:	111,113	81,873	131,002	152,068

Source: Apropaca

In 2003, import of the segments analyzed contracted -4%. The better sold item was Hygienic paper, a sector in which significant local converters and import of final products from Colombia have appeared, and Packs and Wrapping a sector impacted by imports from local cement factories that were formerly related to local sack manufacturers. The most impacted item was Printing and Writing in which local converters have replaced the local production by imports mainly from Colombia and Brazil. In 2004, imports of Printing and Writing as well as from Packs and Wrapping increased +64% and +49%,

respectively, showing a tendency to local conversion of reels in periods of foreign exchange restrictions. In 2005, by making more dynamic the delivery of foreign currency, import of finished products increased for these two items, thus reducing the import of reels. In 2004 and 2005, import of Hygienic paper contracted as local producers recovered their natural market. In 2006, this tendency of the Hygienic paper segment continues. Import of printing and writing paper rallied (+61%) whereas Packages and Wrapping was contracted (-86%).

By the end of 2006, the Ministry of Light Industries and Trade (MILCO for its abbreviation in Spanish) issued a Resolution listing those goods, raw materials and consumables not manufactured in the country for the purpose of authorizing the necessary foreign exchange to import part from CADIVI. This measure has not meant a lack of encouragement to paper import. In this connection, during 2007 both imports from Printing and Writing segment and those from Hygienic paper increased 30.9% and 43.3%, respectively. On its part, imports of Packages and Wrapping dropped 95%.

Export of Paper Reels (MT)

Type of Paper	2004	2005	2006	2007
Printing/ Writing	33,291	19,240	716	218
Packs/ Wrapping	0	0	140	0
Hygienic	16,611	15,051	8,777	989
Total:	49,902	34,291	9,633	1,207

Source: Apropaca

The overvaluation of the Bolivar and the delays of the Government to pay the draw-back have affected export of paper. Exports contracted 12% in 2002 and 32% in 2003 although reduction of the local consumption and the high idle capacity. The most impacted segment was Hygienic paper, with a higher stability in the export of Printing and Writing. In 2004, with the increase of the international price of papers and an improvement in speeding up draw-back payment, exports suffered an increase of +63.3%. In 2005, when the exchange parity remained unchanged, exports contracted again -31%. In 2006 and 2007, the overvaluation of the Bolivar and the reemergence of

the draw-back payment problem continued impacting exports of paper products, which is reflected in a contraction in exports of 72% and 88%, respectively.

In 2006, the political-military tensions in the Middle East are added to the factors that influenced the strong increase of the oil prices in 2004 and 2005. Price projections for the WTI, from different sources to 2008 and 2009 are placed at 109.5US$/barrel and 103.2US$/barrel, respectively. The GIP increase is estimated in 5.8% in 2008 and 3.5% in 2009. Foreign exchange control will continue for political and technical reasons. Internal interest rates have started a rise from the third quarter of 2007, which will have an adverse impact on consumption levels. Under this scenario, projections are limited by the sector where the Issuer acts characterized by lower growing rates of the sector, high interest rates, less consumption, the constant threat of imports and the lack of competitively of exports. Regarding the items of Printing and Writing as well as Packs and Wrapping, the main competition of Manpa comes from imports and replacing products like plastic in sacks. In regard to Hygienic paper, the main competitors are "Papeles Venezolanos, C.A." and the multinational "Kimberley-Clark". In this item, Manpa has a higher participation in papers B and C whereas its competitors in papers A and B.

Financial Analysis

Profitability.

During the last five fiscal years, the Issuer shows a solid operating margin. Manpa has carried out significant cost-reduction programs, focusing on the paper business (in 2001 it sold assets from the Forest Division). In 2002, although a strong contraction of the demand, the devaluation of the Bolivar favored exports and boosted competitiveness of local products in front of imports. The results, although inferior to last year, were highly positive. In 2003, the virtual closure of Venepal together with difficulties to obtain foreign currency to import, favor even more the local manufacturer. Manpa operating margin as its sales increased again despite the strong contraction of the economy. In 2004, with the recovery of the demand, Manpa had a solid operating margin and kept a positive tendency for its profitability (ROA and ROE). In 2005, Manpa results were impacted, though kept at solid levels, due to the increase in imports, the weakness of product

prices, the entry of the new competitor (Invepal) and a slight price increase of raw materials. In 2006 operating results had a slight reduction due to the sustained increase in the price of raw materials but keeping solid levels. During the FY07, higher sales level means a recovery of the operating and net margin. During the first semester of the FY08, the Issuer had an operating restructuring that allowed it to improve the production process and to increase production, generating significant savings. Consequently, the operating profitability and net margin of Issuer reached the maximum levels of the analyzed series. These results have to improve even more at closure 2008, considering that the second semester of the year is the most favorable period for Manpa due to the seasonal nature of Printing and Writing paper sales.

Indebtedness. During the FY01, with the cash produced by selling assets from the forest project Manpa reduced 56% its net financial debt. In the FY02, the coverage index dropped slightly due to the strong increment of interest rates, product of the instability of the foreign exchange that characterized that year. From the FY03, with the exchange control, local interest rates have progressively dropped. Manpa has used its cash surplus to paying the debt. At closure of the FY04, cash and cash equivalents exceeded the financial debt. With the excellent operating results, the interest coverage was of 37 times. In the FY05, the net financial debt became positive due to the high cash dividends paid by the Company. With the operating results more adjusted, coverage was reduced although it is still comfortable (16 times). In 2006, the net financial debt remains positive representing, however, low percentage of income from sales and equity of Issuer. At closure of the FY07 and the first semester of the FY08, the higher operating profitability levels increased coverage of interests that are maintained at quite comfortable levels (11.5 time and 12.9 times). It is expected that Manpa cash flow comfortably covers the financial load.

Solvency and Liquidity. During the FY02, as a result of the exchange instability and of the contraction in the demand, higher inventories of finished product and raw materials accumulated, these latter with their corresponding accounts payable in foreign currency were accumulated. Liquidity and the acid test suffered a significant reduction. Both indexes have strengthened since then, with a higher rotation of inventories of finished

products (that has more than compensated the higher accumulation of raw materials) and the fastest payment of accounts payable, showing comfortable figures at the FY04. During the FY05, the higher accumulation of finished products and in-transit inventory reduced liquidity in regard to the previous fiscal year. In the FY06 liquidity levels diminished due to a significant increase in outstanding commercial papers and of a higher financing with suppliers. At closure of the FY07 liquidity levels improved due to a higher operating profitability and a significant reduction of the short-term financial debt. At closure of the first semester of the FY08, liquidity levels showed a significant improvement, product of higher profitability levels and of the increase in accounts receivable generated by higher income.

Efficiency. The concentration in the paper business improved the use of assets until the year 2001. For FY02, the efficiency indexes were damaged since sales remained basically constant while current values of fixed assets were considerably increased with devaluation. In the FY06 and the FY07 recovery of indexes is an answer to a better sales performance, which keep their tendency during the first semester of the FY08..

Sensitivity to the Environment. At closure of the fiscal year 07 Manpa increased its short position in dollars. On one part, higher volumes and import prices of raw materials gave rise to a significant accumulation of commercial accounts payable in foreign currency, and for the other, the continuing drop of product exports of overvaluation that regularly impact our currency have refrained Manpa from generating the necessary foreign exchange to cover its needs of raw materials that normally triple the amount of exports. At 06/30/08, the entire financial debt of Manpa is contracted in bolivars. Nevertheless, 67% of such debt corresponds to commercial papers and unsecured bonds issued at a fixed rate. In any case, the coverage of current and expected interests is quite comfortable, which will allow to absorb the impact of any fluctuation in the rates. Manpa operating leverage is low (reducing volatility of operating results): the raw material represents nearly 70% of the production cost and variable costs reach 78%.

Selected Indexes and Figures	June 08	June 07	Dec 07	Dec 06	Dec 05



Profitability (%)					
Operating margin	24.4	11.5	10.4	8.5	10.8
Net margin	19.4	12.0	7.9	7.0	9.6
Net income/ Shareholder's Equity (ROE)	*40.4	*15.6	12.2	7.8	8.5
Net income/ Total Assets (ROA)	*22.5	*9.8	6.9	4.9	5.8
Indebtedness (times)					
EBITDA/ Net interests	12.87	14.30	11.52	10.75	15.80
Net financial debt/ Net sales	*0.07	*0.06	0.09	0.06	0.09
Total Liabilities / Shareholder's Equity	0.80	0.59	0.76	0.59	0.46
Current liabilities/ Total Liabilities	0.71	0.76	0.71	0.78	0.70
Financial debt/ Total Liabilities	0.30	0.26	0.23	0.22	0.26
Cash and cash equivalents/ Short-term financial debt	0.79	0.51	0.43	0.48	0.32
Net financial debt (thousand Bs.F)	55,491	28,950	49,219	25,676	33,855
Solvency and liquidity (times)					
Liquidity (current assets/ current liabilities)	1.32	1.14	1.13	1.11	1.34
Acid test	1.02	0.82	0.71	0.74	0.92
Rotation of accounts receivable	-	-	6.91	6.61	6.56
Rotation of inventories	8.45	7.13	5.17	5.11	4.95
Cash and temporary investments/Current assets	0.12	0.16	0.05	0.12	0.09
Efficiency (times)					
Net sales/ Total assets	*1.16	*0.82	0.88	0.71	0.61
Net sales/ Fixed assets	*1.98	*1.22	1.36	1.05	0.87

*Updated results from the semester for corporate purposes.

Note: The results correspond to the financial statements of the Issuer prepared according to International Financial Reporting Standards (IFRS).

WARNING: This report does neither imply a recommendation to purchase, sell or maintain qualified securities nor a guarantee of payment of securities but a valuation

regarding the probability that the capital of such securities and their yielding are paid in due time.

Fitch Ratings Latin America Corporate

Characteristics of Issuance

Issuer: MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

Identification of Issue: OQ-2008-I

Type of issue: Unsecured Obligations

Amount: Up to BsF.60 million

Yielding: Set at issue

Term: Two (2) years

Risk: A2

Category: "A" corresponds to those instruments having a good capacity to pay capital and interests in the terms and conditions agreed, which shall not be affected by eventual changes at the issuer, in the sector or area to which this belongs to, or in the economy. Only in extreme cases, the risk of the qualified instrument may be slightly impacted.

Sub-category "A2" refers to instruments with a minimum investment risk; their payment capacity, of both capital and interests, is very good. According to the opinion of qualifier, if there are foreseen changes at the issuing company, in the financial sector this latter belongs to or in the direction of the economy in general, their risk would not increase significantly.

Periodicity of Review: This report will be reviewed after one hundred eighty days from the beginning of the pubic offer or when Fitch Venezuela S.A. is aware of facts that may significantly alter the risk level of the securities issued.

Use of Funds: Funds from this issue of Unsecured Bonds at Bearer will be 100% used to pay short-term bank liabilities and to finance work capital requirements to carry out activities related to the company business purpose.

Authorization for issuance: Issuance was approved by the General Shareholders' Meeting held on April 18, 2008.

Processed Information:

1. Consolidated financial statements from issuer for the term 2004-2008.
2. Interviews with company executives.
3. Reports by FITCH Ratings Ltd.

Classification support: Financial analysis of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. published in August 2008.

Carlos Fiorillo (signed) Illegible.

Pedro El Khaouli (signed) Illegible.

Hilario Ramírez (signed) Illegible.

August 2008

"This classification does neither mean recommendation to purchase, sell or keep a security nor a guarantee of payment of security, but a valuation on the probability that the capital stock itself and its yielding are timely paid."

www.fitchvenezuela.com ---

Fitch Ratings. Corporate

Paper and Forest Products. Venezuela. Credit Analysis.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (MANPA)

Classifications

Long-term national	AA(ven)
Short-term national	F-1+(ven)
Issue PC-2007-I	A1
Issue OQ-2007-I	A2
Issue PC-2008-I	A1
Issue OQ-2008-I	A2

Financial Information

MANPA

(M VEF)

	06/30/08 (UDM)*	12/31/07
Total assets	664,478	617,802
Shareholders' equity	369,795	351,500

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA 187

Income	679,378	540,737
EBITDA	140,360	74,703
Total Debt	89,193	60,381

* Unaudited figures

Analists

Jorge Yanes +58 212 286 3844 jorge.yanes@fitchratings.com

Hilario Ramírez +58 212 286 3232 hilario.ramirez@ fitchratings.com

Foundations

- Classification given to Manpa indicates its solid competitive market position in the local paper market, the proper production of operating cash flow, its conservative leveraging indicators, coverage and liquidity. On its part, classifications also incorporated a reduced EBITDA company margin.
- Manpa has kept a solid market position at a national level, being that in Hygienic paper (the most important segment part of its sales). This represents the second company within such market with a participation of 35%.
- The company has a relatively low EBITDA margin compared to the average of other integrated paper companies of the region, due to the impact of price increase on raw materials and labor as well as the lesser contributions of segments such as printing and writing, packages and wrapping, reams and four-quires of letter paper an school products. However, provided its proper cash flow, Manpa registers conservative leveraging and coverage indicators as well as a high relation of EBITDA to service debt, yet the higher distribution of dividends during the last years.
- From the year 2008, the company management centralized distribution of all its products through the same companies carrying out such activity for hygienic paper products in order to improve its margins, as these companies assume transportation costs and eliminate discounts and promotions. Even though this change will mean a sale concentration risk, this will be mitigated by large data of Manpa commercial relations with its distributors.

- Based on the changes made at a distribution level of its products and the lesser growing levels of the internal financial activity expected in the middle term, a relative stability of sales volume will be registered in a context of increased company margins and generation of company cash flow. This would be compensated by increasing the financial debt, provided the new debt issues in the local market to reduce the financial cost and to make work capital management more flexible, as leveraging indicators and coverage were placed to levels balanced to the classification assigned and are similar to those registered at closure of the year 2007.

Risk Classifying Key Elements

Classifications assigned may increase if advances recently observed at cash flow level are kept, which result in an improvement of leveraging and coverage indicators. Likewise, classifications would adversely be impacted by major regulatory pressures that reduce the capacity to generate company cash flow.

Profile

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. was established in the year 1950, devoting to production and conversion of paper tissue for packages and wrapping, printing and writing as well as school products, mainly to the local market, and one part of its production is destined to the Caribbean islands and Central America.

The company mainly belongs to a company group with industrial activities in Venezuela from early the XX century, and currently has additional operations in the non-regulated sales sector of electric power. Company shares are registered with the "Bolsa de Valores de Caracas" and listed ADR's in the OTC market.

Presentation of accounts: The financial statements audited by Lara Marambio y Asociados (Deloitte) were considered for this report and presented based on the International Accounting Standards (IAS), after early adoption of the aforementioned accounting principles according to the resolutions No.157-2004 and 177-2005 issued by the National Securities and Exchange Commission. These financial statements do not incorporate the effect for inflation as realized by other Venezuelan issuers.

In addition, during the year 2007, the National Government decided to carry out a monetary restructuring process which bases were established in the Monetary Restructuring Law published in Official Gazette No.38617 of February the 1st, 2007. Such law sets forth that form January the 1st, 2008 the monetary unit has to be restated to the equivalent 1,000 bolivars of those existing until the year 2007. In this connection, to prepare a report, Fitch will refer to the values stated in national currency as "Strong Bolivars" and, when applies, it will place in parenthesis the figure stated in bolivars in effect until the year 2007.

Operations

MANPA is currently a company that manufactures paper and products from a high degree of integration, as its operations are mainly from: a) Producing raw material (pulp) by processing recycled fibers; b) Manufacturing paper reels, and c) Converting paper, mainly packing and wrapping paper, reams, four-quires of letter paper and continuous forms, hygienic paper as well as school and office products.

Within its integrated production structure, MANPA has a plant for manufacturing dyeing paste (pulp) used as raw material in paper manufacturing processes. The plant has a yearly production capacity of 38,400 MT, providing part of the needs of company raw materials. This plant uses recycled fibers, both national and imported, highlighting that these latter are provided by an affiliated company in the United States.

Taking into account sales distribution, a significant portion of sales is made by finished products with higher added value as only a fourth part corresponds to paper reels destined to converting companies manufacturing paper to print and write as well as to pack and wrap.

The company sales volume has registered an erratic behavior during the last 5 years, pointing out the significant reduction observed during the year 2003 by the drop in financial activity levels (-8%). Even when during the year 2004 the sales level in MT showed a growing tendency by increasing the actual Gross Internal Product associated to the higher internal public expenses for the last year, the least devaluation of the bolivar favored relative prices of imported products. The foregoing made that in the year 2005 sales volume registered a drop of 10% in regard to the previous year.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Nevertheless, this behavior was not uniform in all MANPA product segments. On its part, from the year 2006, the growing of the financial activity and greater restrictions to access foreign currency that limited imports of paper products have favored MANPA sales volume, mainly in the case of segments such as printing and writing, an packages and wrapping.

It is important to firstly point out the segment of hygienic paper comprised by napkins, facial paper, sanitary napkins and hygienic paper. This segment represented a 40% average of sales volume in the last 5 years, representing the main business segment of MANPA as it represented 75% of EBITDA generated by the company in the year 2007. These products register less sensitivity in front of changes to financial activity levels, provided its condition of massive consumption products as sales tendency is closely related to population growing, mainly in the case of hygienic paper. During the year 2007, the segment volume was placed to 57,322 MT registering a reduction of 2% compared to the previous year, affected by the slight reduction of its market participation.

During the first 6MFY08 ended at June 30, 2008 a reflection of the higher dynamism in the tissue paper market, mainly during the second quarter of the year, segment sales volume has experienced a reduced increase of 1% in regard to same period of the previous year to reach 30,113 MT.

Distribution is essential for sales of this segment as the company has exclusive independent distributors to cover the several sales points of these products at a national level. This has determined a relative sales concentration at a distributor level, as this is partially mitigated by the seniority of the commercial relation, pointing out that at a final customer level income is fragmented. In the case of other divisions, distribution is made through independent third parties with no exclusivity, managed by the company sales area. This structure involved distortions in regard to prices (prices different from discounts based on customers, the season or the geographic area) and therefore to company margin.

Nevertheless, based on the favorable experience in the distribution scheme by the hygienic paper division from the second quarter of the year 2008, the company

management decided to make distribution of products of the rest of divisions through the same companies making such distributions for hygienic paper products. In addition to advantages related to distribution under a scheme of exclusivity, these companies are in charge of product transportation, manage sole prices for each article and eliminate the concept of "school season" conveying discounts for sales related to the beginning of the school year in Venezuela. On the other part, this new scheme meant a reduction in operating expenses as the sales area was eliminated.

It should be pointed out that product distribution addressed to the industrial sector is continuously carried out directly by the company.

Moreover, the segment of reels for printing, writing and packaging is the second in importance within the sales volume, represented an average 30% for the last 5 years even when it represents a fifth of company income from its minor investments of added value in regard to other products. In this case, MANPA prepares an intermediate product used as raw material by companies converting notebooks, bags, sacks and reams, mainly. Sales of these products show a higher sensitivity in front of variations in the actual gross internal product. Nevertheless, the evolution of the foreign currency type and its effect on competitiveness of national products compared to those imported, is a determining factor in sales of converting companies and therefore in volume of reels dispatched by MANPA. In this connection, it is observed hat during the year 2002, a period when a significant devaluation of the bolivar was registered, sales of these products showed a growing tendency although a reduction of the internal financial activity. Although the stability of the foreign exchange during the year 2007, reel sales increased 3% in a context of favorable financial situation. The foregoing was additionally affected by a restriction in the income from imported products by international mediators in Venezuela due to major limitations to access of foreign currency.

This situation has favored sales volume of finished products of segments of school and office products as well as of packages and wrapping.

During the first 6MAFY08 the beginning of the aforementioned modification of the distribution structure for finished products different from hygienic paper affected the

sales volume of such products in regard to the same period for the year 2007, reflecting this in the drop of reel sales and of finished products to 14% and 10%, respectively. Nevertheless, a significant increase in sales of these segments has been registered from June. Therefore, total sales volume for the entire year 2008 would be similar to that registered during the previous year.

Exports have represented a reduced portion of company sales (4% of sales volume for the year 2007) and are mainly constituted by product sales of the hygienic paper segment in the Caribbean market made through a subsidiary affiliate situated in Trinidad and Tobago. Likewise, MANPA sells school products in the Central American market through an affiliate placed in Costa Rica.

MANPA has several licenses to use images of people with deep tradition in the child and adolescent public, increasing competitiveness of school products. These licenses are negotiated with reduced periodicity. Nevertheless, from the year 2008, the company has started a process of purging several licenses in order to reduce operating expenses (See *Strategy and Competitive Position*).

The main consumable used by MANPA is represented by pulp, which requirements are partially covered by its own processing plant of recycled fibers. However, the greater part of its needs of raw materials are provided by foreign companies, mainly situated in South American countries that allow it for using the advantages granted by international agreements like ALADI (see *Regulatory Aspects*), as the company keeps favorable and broad commercial relations with its suppliers. It is important to point out that pulp prices in international markets have kept a growing tendency in the last two years, even when its variation has been significantly inferior to that registered by other commodities.

Strategy and Competitive Position

MANPA has kept a solid position in the national market in its more important segment (hygienic paper), currently reaching according to the information provided by the management, a participation of 35%; Papeles Venezolanos, C.A. (Grupo Kruger) standing out as a leader in this company segment. This market positioning is a consequence of investments made to plant in order to carry out the necessary

technology improvements to obtain competitive products as well as the broad distribution network it has at a national level.

Within the printing and writing sector, MANPA holds a market participation of 50% whereas in the packaging and wrapping segment, the company represents the main manufacturer of such products with a participation of 39%, highlighting the significant participation of imported products.

In addition, MANPA has focused more recently to reduced plant investments aimed at improving efficiency in using raw materials to increase margins and to compensate price controls on a reduced portion of its products and the slight growing tendency in pulp prices.

From the financial viewpoint, the company strategy will be oriented to issue debt bonds at both short-term and long-term in the capital market aimed at reducing financial expenses and increasing its flexibility in managing work capital.

On the other hand, in the year 2008 MANPA began a depuration of licenses related to notebook front pages after a study carried out to determine the impact of these pages in the product selection by purchasers. Thus, the company estimates reducing to the minimum the number of licenses used and to significantly reduce payments (75%) to place them close to 500 thousand yearly dollars.

Regulatory Aspects

Hygienic paper products (mainly MANPA sales segment) are price regulated by the authorities. Specifically, from the year 2003, as a strategy to reduce inflation pressure by the government, a long list of goods and services commercialized in the country are subject to price regulation. Hygienic paper of all kinds is part of that list. Nevertheless, manufacturers of these products have a broad product portfolio, which mitigates the impact on price control.

In addition, for the second time in a 10-year period the National Executive decreed enforcing an exchange control (February 2003), thus limiting foreign currency operations in this market. Such measure not only limits the free access to foreign currency but also demands selling income from the export activity to the Venezuelan Central Bank, imposing numerous barriers to the free performance of the private company in

Venezuela. Such a situation may result in some of the following effects on Venezuelan companies: a) Difficulties in managing purchases of raw materials or products abroad; b) Possible delays in paying the financial or commercial debt in foreign currency; c) Impossibility to continue managing contracts in foreign currency with clients at a national level; and d) Limitations to repatriate dividends to shareholders abroad.

Taking into account that the greater part of consumables used by MANPA are imported, the company has taken certain measures to minimize the impact from foreign exchange control imposed by the National Executive since February 2003 when registering its commercial debt with the entity in charge of administering the foreign exchange control system (CADIVI) as well as to take advantage of the ALADI agreement to obtain foreign currency to purchase raw materials (see *Operations*). Although currently the authorization process and liquidation of foreign currency is being carried out smoothly, it is important to point out that the eventual delays that may occur during such process would prevent from timely obtaining the foreign currency required by the Venezuelan companies. This may eventually result in an operating impairment of such companies. On its part, it is important to point out that acquiring foreign currency for minor imports like spare parts and small machinery by the company is being carried out through operations with bonds from the debt of the Bolivarian Republic of Venezuela.

Financial Performance

Manpa operations were within the year 2007 by increasing the internal financial activity that determined the increase of company income. Nevertheless, the company keeps an EBITDA margin relatively low considering the impact of the price increase in raw materials and labor as well as the lesser contribution of printing and writing segments, packages and wrapping, reams and four-quires of letter paper an school products associated to the former discount policy carried out by the company selling force. The foregoing could not be compensated by the improvements made at a production level. Thus, the operating income before depreciation and amortization (EBITDA) was 74.70 million of strong bolivars, with a margin of 13%, a level similar to that registered the former year and inferior to the average registered by other integrated paper companies.

However, as a consequence of its proper cash flow generation, MANPA registers conservative leveraging and coverage indicators, keeping values according to the classification assigned. Thus, the increase in EBITDA during the year 2007 as a consequence of higher company income produced a reduction of the total debt relation adjusted 0.8 times to EBITDA. On its part, financial debt coverage was placed 10.1 times, increasing when compared to the year 2006, as the result of proper implicit financial cost and the EBITDA higher level.

Taking into account the proper maturity profile of the company financial debt, MANPA keeps proper liquidity indicators. At closure of December 2007, the EBITDA relation to debt service reached a value of 2.2 times, a value deemed conservative.

At closure of June 2008, analyzed on a yearly basis, both the EBITDA margin and the EBITDA in absolute terms registered a significant growing, a result of the change in the remainder distribution scheme of segments different from hygienic paper (See *Operations*) that improved the income flow, compensating the growing experienced by the financial debt to cover work capital requirements. Thus, the total debt relation to EBITDA was reduced to 0.6 times and the financial expenses were increased 11.3 times.

Based on the changes made at a distribution level of its products and the lesser growing levels of the internal financial activity provided in the middle-term, a relative stability of sales volume would be registered in a context of higher average prices of its products that would be reflected in an increase of company margins and in company cash flow. This would be compensated by increasing the financial debt, provided the company strategy to issue debt in the local market in order to reduce the financial cost and to make more flexible management of work capital, as leveraging and coverage indicators would be placed at proper levels to the classification assigned and similar to those registered at closure of the year 2007.

Financial Summary – Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

(million of Strong Bolivars, fiscal years ended at December 31)

Financial summary	UDM	June-08	2007	2006	2005	2004
Profitability						
Operating EBITDA		140,360.3	74,703.3	57,398.2	62,990.3	93,991.3
Operating EBITDAR		140,360.3	74,703.3	57,398.2	62,990.3	93,991.3
EBITDA margin (%)		20.66	13.82	13.24	16.79	24.53
EBITDAR margin (%)		20.66	13.82	13.24	16.79	24.53
FGO Return / Adjusted capitalization (%)		28.48	20.65	15.31	7.66	16.01
Free margin of funds flow (%)		(1.20)	(1.21)	2.26	(7.93)	1.27
Return on average shareholders´ equity (%)		19.91	11.62	7.47	8.37	24.76
Hedges						
FGO/Gross financial interests		10.49	11.59	10.31	7.76	23.90
Operating EBITDA/ Gross financial interests		11.26	10.18	8.86	13.50	31.19
Operating EBITDAR/ (Financial interests + rentals)		11.26	10.18	8.86	13.50	31.19
Operating EBITDA/ Debt service		2.55	2.23	1.02	1.15	4.85
Operating EBITDAR/ Debt service		2.55	2.23	1.02	1.15	4.85
FGO/ Fixed charges		10.49	11.59	10.31	7.76	23.90
FFL/ Debt service		0.08	0.02	0.29	(0.46)	0.41
(FFL + Cash and common investments)/ Debt service		0.69	0.36	0.72	0	1.62
FGO / Capital investments		17.00	16.79	25.90	2.22	3.43
Capital and indebtedness structure						
Total adjusted debt / FGO		0.68	0.71	0.74	1.38	0.23
Total debt with assimilable to shareholders´ equity /Operating EBITDA		0.64	0.81	0.86	0.79	0.17
Total net debt assimilable to equity /Operating EBITDA		0.39	0.66	0.44	0.40	(0.08)
Adjusted total debt / Operating EBITDAR		0.39	0.66	0.44	0.40	(0.08)

Implicit financial cost (%)	16.85	13.35	13.02	14.07	38.86
Guaranteed debt / Total debt	-	-	-	-	-
Short-term debt / Total debt	0.48	0.43	1.00	1.00	1.00
Balance					
Total assets	644,478.1	617,801.9	615,102.6	616,349.7	586,841.4
Cash and common investments	33,818.9	11,289.9	24,109.5	24,928.6	23,399.2
Short-term debt	42,493.1	26,180.8	49,566.3	49,966.5	16,349.5
Long- term debt	46,700.0	34,200.0	-	-	-
Total debt	89,193.1	60,380.8	49,566.3	49,966.5	16,349.5
Assimilable debt to equity	-	-	-	-	-
Total assimilable debt to equity	89,193.1	60,380.8	49,566.3	49,566.5	16,349.5
Debt out of balance	-	-	-	-	-
Adjusted total debt assimilable debt to equity	89,193.1	60,380.8	49,566.3	49,566.5	16,349.5
Total equity	369,795.1	351,500.4	386,660.8	422,566.1	433,586.0
Total adjusted capital	458,988.2	411,881.2	436,227.1	472,532.6	449,935.5
Cash flow					
Flow generated by operations (FGO)	118,263.2	77,731.4	60,325.6	31,535.7	69,018.3
Capital work variation	(70,332.5)	(32,061.6)	13,881.1	(10,547.1)	(25,063.5)
Operating cash flow (FCO)	47,930.7	46,669.8	74,206.7	20,988.6	43,954.8
Non-operating cash flow / Non total recurrent	-	-	-	-	-
Capital investments	(2,819.1)	(2,720.5)	(2.865.3)	(9,454.3)	(12,825.5)
Dividends	(53,234.3)	(47,471.5)	(61,558.8)	(41,292.4)	(26,267.4)
Free flow of funds (FFL)	(8,122.6)	(6,522.2)	9,782.6	(29,758.1)	4,862.0
Acquisitions and fixed assets sales, net	41.3	41.3	8,241.6	(7,917.0)	(792.0)
Other investments, Net	20.1	9.2	1,775.5	-	-
Debt variation net	28,353.4	10,196.0	)419.5)	32,199.3	(18.6)
Capital net variation	14.3	14.3	-	-	-
Others (investments and financing)	-	-	-	(2,486.0)	1,263.3

Cash variation	20,306.5	3,738.6	19,380.2	(7,961.8)	5,314.7
Cash variation	20,306.5	3,738.6	19,380.2	(7,961.8)	5,314.7
Statement of Income					
Net sales	679,377.5	540,737.0	433,653.9	375,060.3	383,152.9
Sales variation (%)	-	24.7	15.62	(2.61)	-
Operating EBIT	122,075.0	56,490.4	36,838.8	40,691.2	72,406.8
Gross financial interests	12,467.0	7,338.5	6,480.7	4,664.5	3,013.2
Gross financial interests	12,467.0	7,338.5	6,480.7	4,664.5	3,0.13.2
Rentals	-	-	-	-	-
Net result	74,530.5	42,893.2	30,223.0	35,838.3	53,687.1

regard to a property value. Fitch earns fees by issuers, insurers, guarantors, and subscribers, for classifying property values. Such fees generally fluctuate from US$1,000 to US$750,000 (or the equivalent in the corresponding currency) for each issue. In some cases, Fitch will classify all or a specific number of issues made by one issuer in particular, or insured or guaranteed by an insurer or guarantor in particular, for a sole yearly fee. Such fees supposedly fluctuate from US$10,000 to US$1,500,000 (or the equivalent in the corresponding currency). The work, publication, or spreading of a risk classification by Fitch shall not be a consent by Fitch to use its name or that of an expert in regard to any statement registered with the federal laws of property values of the U.S.A., the UK Financial Services Act (1986), or the legislation on financial values from any particular jurisdiction. Due to the relative efficiency that electronic publication and distribution means have, surveys carried out by Fitch are available to subscribers by electronic means up to three days prior such surveys are given to printed media.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. August 2008. ------------------------

15 . SUPPLEMENTARY INFORMATION

The additional information about the issue can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda con Av. El PArque, Edificio Torre Country Club, Piso 12, Oficina 12, Urb. El Bosque, Caracas, by the following people:

- JUAN ANTONIO LOVERA

Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL

Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE

APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE FOR THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Corporate Finance Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda con Av. El Parque, Edificio Torre Country Club, Piso No.12, Oficina 12, Urb. El Bosque, Caracas.

PHONES: 901.23.35/ 901.22.45

FAX: 901.23.17 --

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PAGE INTENTIONALLY LEFT IN BLANK.--

ISSUE OF COMMERCIAL PAPERS AT BEARER- 2008 -I

Maximum authorized amount: Bs. 60,000,000.00

Leading Investment Agent

VALORES VENCRED CASA DE BOLSA, SA.---

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, December 19th, 2008.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS AT JUNE 30, 2008 AND FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005
(Stated in strong bolivars)

	Notes	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004		69,632,690	-	28,224	6,963,269	119,593,551	237,211,551	156,935	433,586,023
Reasonable value of investments available for sale		-	-	-	-	-	-	(1,156,123)	(1,156,123)
Results from translation		-	-	178,084	-	-	-	-	178,084
Earnings directly recognized in equity		-	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year		-	-	-	-	-	35,838,263	-	35,838,263
Total earnings and earnings recognized for the year		-	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	8	-	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005		69,632,690	-	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Reasonable value of investments available for sale		-	-	-	-	-	-	(364,882)	(364,882)
Losses directly recognized in equity		-	-	-	-	-	-	(364,882)	(364,882)
Results realized on investments available for sale		-	-	-	-	-	-	762,975	762,975
Net income for the year		-	-	-	-	-	30,222,960	-	30,222,960
Total earnings and earnings recognized for the year		-	-	-	-	-	30,222,960	398,093	30,621,053
Decreed dividends	8	-	-	-	-	-	(66,526,273)	-	(66,526,273)
BALANCES AT DECEMBER 31, 2006		69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Reasonable value of investments available for sale	6	-	-	-	-	-	-	(1,131)	(1,131)
Losses directly recognized in equity		-	-	-	-	-	-	(1,131)	(1,131)
Results realized on investments available for sale		-	-	-	-	-	-	(70,449)	(70,449)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total earnings and losses recognized for the year	8	-	-	-	-	-	42,893,177	(71,580)	42,821,597
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Decreed dividends	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Year provision		-	-	-	91	-	(91)	-	-
BALANCES AT DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the year		-	-	-	-	-	51,950,664	-	51,950,664
Total earnings and losses recognized for the year		-	-	-	-	-	51,950,664	-	51,950,664
Results realized on investments available for sale		-	-	-	-	-	-	755,470	755,470
Decreed dividends	8	-	-	-	-	-	(34,411,501)	-	(34,411,501)
Year provision		-	-	-	-	-	-	-	
BALANCES AT JUNE 30, 2008		69,633,596	13,405	206,308	6,963,360	119,593,551	130,302,045	82,795	369,795,060

See Notes to Consolidated Financial Statements

REPUBLICA DE VENEZUELA
JUDITH X HERNANDEZ MORA
INTERPRETE PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2007, 2006 AND 2005
(Stated in strong bolivars)

	Notes	Capital Stock	Premium on share issue	Accrued results from translation of subsidiary and joint business	Retained Earnings: Legal Reserve	Retained Earnings: Updated Net Balance of Retained Earnings for the sole use of payment of share dividends of the Company and subsidiaries	Retained Earnings: Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2004		69,632,690	-	28,224	6,963,269	119,593,551	237,211,354	156,935	433,586,023
Reasonable value of investments available for sale		-	-	-	-	-	-	(1,156,123)	(1,156,123)
Results from translation		-	-	178,084	-	-	-	-	178,084
Earnings directly recognized in equity		-	-	178,084	-	-	-	(1,156,123)	(978,039)
Net income for the year		-	-	-	-	-	35,838,263	-	35,838,263
Total earnings and earnings recognized for the year		-	-	178,084	-	-	35,838,263	(1,156,123)	34,860,224
Decreed dividends	8	-	-	-	-	-	(45,880,188)	-	(45,880,188)
BALANCES AT DECEMBER 31, 2005		69,632,690	-	206,308	6,963,269	119,593,551	227,169,429	(999,188)	422,566,059
Reasonable value of investments available for sale		-	-	-	-	-	-	(364,882)	(364,882)
Losses directly recognized in equity		-	-	-	-	-	-	(364,882)	(364,882)
Results realized on investments available for sale		-	-	-	-	-	-	762,975	762,975
Net income for the year		-	-	-	-	-	30,222,960	-	30,222,960
Total earnings and earnings recognized for the year		-	-	-	-	-	30,222,960	398,093	30,621,053
Decreed dividends	8	-	-	-	-	-	(66,526,273)	-	(66,526,273)
BALANCES AT DECEMBER 31, 2006		69,632,690	-	206,308	6,963,269	119,593,551	190,866,116	(601,095)	386,660,839
Reasonable value of investments available for sale	6	-	-	-	-	-	-	(1,131)	(1,131)
Losses directly recognized in equity		-	-	-	-	-	-	(1,131)	(1,131)
Results realized on investments available for sale		-	-	-	-	-	-	(70,449)	(70,449)
Net income for the year		-	-	-	-	-	42,893,177	-	42,893,177
Total earnings and losses recognized for the year	8	-	-	-	-	-	42,893,177	(71,580)	42,821,597
Capital increase	8	906	13,405	-	-	-	-	-	14,311
Decreed dividends	8	-	-	-	-	-	(77,996,320)	-	(77,996,320)
Year provision		-	-	-	91	-	(91)	-	-
BALANCES AT DECEMBER 31, 2007		69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427

See Notes to Consolidated Financial Statements

END

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA